As filed with the Securities and Exchange Commission on May 14, 2003

Registration No. 333-91532

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-11
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BEHRINGER HARVARD REIT I, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

1323 North Stemmons Freeway, Suite 210
Dallas, Texas 75207
(866) 655-1605
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Gerald J. Reihsen, III
Executive Vice President and Secretary
Behringer Harvard REIT I, Inc.
1323 North Stemmons Freeway, Suite 210
Dallas, Texas 75207
(866) 655-1605
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Rosemarie A. Thurston, Esq.
Lauren Z. Burnham, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The following is text to a sticker to be attached to the front cover page of the prospectus in a manner that will not obscure the Risk Factors:

     SUPPLEMENTAL INFORMATION – The prospectus of Behringer Harvard REIT I, Inc. consists of this prospectus dated February 19, 2003 and Supplement No. 1 dated May 14, 2003. Supplement No. 1 includes, among other things, revisions to the "Management" and "Summary of Dividend Reinvestment Plan" sections of the prospectus and a revised form of subscription agreement.

Prospectus

Up to 88,000,000 shares offered to the public
250,000 shares minimum
Minimum purchase: 100 shares ($1,000) in most states



Behringer Harvard REIT I, Inc. is a newly organized Maryland corporation that intends to qualify as a real estate investment trust. The company has been formed primarily to invest in and operate institutional quality office and other commercial properties, including properties that have been constructed and have operating histories, are newly constructed or are under development or construction.

We are offering and selling to the public a maximum of 80,000,000 shares and a minimum of 250,000 shares of our common stock for $10 per share. We also are offering up to 8,000,000 shares to be issued pursuant to our dividend reinvestment plan at a purchase price of $10 per share. Up to an additional 3,520,000 shares will be issued at $12 per share to participating broker-dealers upon their exercise of warrants.

The Offering:

	Per Share	Total Minimum	Total Maximum
Price to Public	$10.00	$2,500,000	$880,000,000
Selling Commissions...	.70	175,000	61,600,000
Marketing and Due Diligence Expenses	.25	62,500	20,800,000
Proceeds to Behringer Harvard REIT I, Inc.	$ 9.05	$2,262,500	$797,600,000

The shares will be offered to investors on a best efforts basis. Marketing and due diligence expenses will only be $0.10 per share for shares sold pursuant to our dividend reinvestment plan. Gross and net proceeds stated above do not include the proceeds that may be received upon the exercise of the broker-dealer warrants. We expect that at least 85.0% of the gross offering proceeds raised will be available for our use, including at least 84.2% of the gross offering proceeds for investment in real estate properties and other investments, and approximately 0.8% of the gross offering proceeds for initial working capital reserves for real estate properties. This offering will terminate on or before February 19, 2005 (unless extended with respect to the shares offered under the dividend reinvestment plan).

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 23. The most significant risks relating to your investment include the following:

- No public market currently exists for our shares of common stock. Our shares cannot be readily sold, and if you are able to sell your shares, you would likely have to sell them at a substantial discount. We intend to either liquidate our assets or list our shares for trading on an exchange by the twelfth anniversary of the termination of this offering.

- We have no operating history nor established financing sources. We do not currently own any properties, and we have not identified any properties to acquire with proceeds from this offering.

- If we raise substantially less than the maximum offering, we may not be able to invest in a diverse portfolio of properties and the value of your investment may fluctuate more widely with the performance of specific investments.

- We will rely on Behringer Advisors LP, our advisor, to select properties and other investments and conduct our operations. Our advisor does not have any prior experience sponsoring a public real estate investment trust. We are obligated to pay substantial fees to our advisor and its affiliates, some of which are payable based upon factors other than the quality of services provided to us. Our advisor and its affiliates will face conflicts of interest, such as competing demands upon their time, their involvement with other entities and the allocation of opportunities among affiliated entities and us.

- We may incur substantial debt, which could hinder our ability to pay dividends to our stockholders or could decrease the value of your investment in the event that income on, or the value of, the property securing such debt falls.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No one is authorized to make any statement about this offering different from those that appear in this prospectus. The use of projections or forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in this offering is not permitted.

Behringer Harvard REIT I, Inc. is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940 and is not subject to regulation thereunder.

The dealer manager of this offering, Behringer Securities LP, is our affiliate. The dealer manager is not required to sell any specific number of shares or dollar amount of our common stock but will use its best efforts to sell the shares offered hereby. Your subscription payments will be placed in an account held by the escrow agent, Wells Fargo Bank Iowa, N.A., and will be held in trust for your benefit, pending release to us. If we do not sell at least $2.5 million in shares by February 19, 2004, which is one year from the date of this prospectus, your funds in the escrow account (including interest) will be returned to you, and we will stop selling shares.



The date of this prospectus is February 19, 2003

TABLE OF CONTENTS

SUITABILITY STANDARDS

An investment in our company involves significant risk. An investment in our common stock is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. Persons who meet this standard and seek to diversify their personal portfolios with a finite-life, real estate-based investment, preserve capital, receive current income, obtain the benefits of potential long-term capital appreciation and who are able to hold their investment for a time period consistent with our liquidity plans will most likely benefit from an investment in our company. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment not to consider an investment in our company as meeting these needs.

In consideration of these factors, we have established suitability standards for initial stockholders and subsequent purchasers of shares from our stockholders. These suitability standards require that a purchaser of shares have, excluding the value of a purchaser's home, furnishings and automobiles, either:

- a net worth of at least $150,000; or

- a gross annual income of at least $45,000 and a net worth of at least $45,000.

Please see the "Who May Invest" section of this prospectus for more detailed information about the suitability requirements of specific states.

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus. See also the "Questions and Answers About this Offering" section immediately following this summary. This section and the "Questions and Answers About this Offering" section do not contain all of the information that is important to your decision whether to invest in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements.

Behringer Harvard REIT I, Inc.

Behringer Harvard REIT I, Inc. is a newly incorporated Maryland corporation that intends to qualify as a real estate investment trust (REIT) and invest in commercial real estate properties, generally institutional quality office buildings and other commercial properties, and lease each such property to one or more tenants. In addition, we may make or purchase mortgage loans or participations in mortgage loans secured by the types of real estate properties that we may acquire directly. Our management intends to limit such mortgage investments to 15.0% of our total portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. We may also invest in entities that make similar investments. Our office is located at 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207. Our toll free telephone number is (866) 655-1605. We sometimes refer to Behringer Harvard REIT I, Inc. as Behringer Harvard REIT I in this prospectus.

Our Advisor

Our advisor is Behringer Advisors LP (Behringer Advisors), a Texas limited partnership formed in 2002, which is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf.

Our Management

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors, including a majority of our independent directors, must approve each investment proposed by Behringer Advisors, as well as certain other matters set forth in our charter. We have five members on our board of directors. Three of the directors are independent of Behringer Advisors and have responsibility for reviewing its performance. Our directors are elected annually by the stockholders. Although we have executive officers who will manage our operation, we do not have any paid employees. Except with respect to stock options that may be granted to our executive officers, only our non-employee directors are compensated for their services to us.

Our REIT Status

As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. Under the Internal Revenue Code of 1986, as amended (Internal Revenue Code), REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90.0% of their taxable income. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Terms of The Offering

We are offering up to 80,000,000 shares of our common stock to the public at $10 per share. We are also offering up to 8,000,000 shares pursuant to our dividend reinvestment plan at $10 per share, and up to 3,520,000 shares to broker-dealers pursuant to warrants whereby participating broker-dealers will have the right to purchase one share for every 25 shares they sell in this offering. The exercise price for shares purchased pursuant to the warrants is $12 per share. We will offer shares of our common stock until the earlier of February 19, 2005 or the date we sell all $880.0 million worth of shares in this offering; provided, however, that we may elect to extend the offering period up to February 19, 2011 solely for the shares reserved for issuance pursuant to our dividend reinvestment plan if all such shares are not sold prior to the termination date. We may terminate this offering at any time prior to such termination date. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually. If 250,000 shares are not sold by February 19, 2004, this offering will be terminated and subscribers' funds, plus interest, will be returned promptly. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that mature on or before February 19, 2004 or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested. After the initial 250,000 shares are sold, subscription proceeds will be held in escrow until investors are admitted as stockholders. We intend to admit new stockholders at least monthly. Each time new investors are admitted, we will hold such investment proceeds in our account until we withdraw funds for the acquisition of investments, or the payment of fees and expenses.

Summary Risk Factors

An investment in our common stock is subject to significant risks that are described in more detail in the "Risk Factors" and "Conflicts of Interest" sections of this prospectus, which begin on pages 23 and 67, respectively. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you may lose some or all of your investment. The following is a summary of the risks that we believe are most relevant to an investment in shares of our common stock:

- There is no public trading market for the shares, and we cannot assure you that one will ever develop. Until the shares are publicly traded, you will have difficulty selling your shares, and even if you are able to sell your shares, you will likely have to sell them at a substantial discount.

- We have no operating history nor established financing sources.

- This is a "blind pool" offering because we currently do not own any investments and we have not identified any investments we will make. You will not have the opportunity to evaluate our investments prior to our making them. You must rely totally upon our advisor's ability to select our investments.

- The number of properties that we will acquire and the diversification of our investments will be reduced to the extent that we sell less than all of the 80,000,000 shares. If we do not sell substantially more than the minimum 250,000 shares, we may buy only one property and the value of your investment may fluctuate more widely with the performance of the specific investment. There is a greater risk that you will lose money in your investment if we cannot diversify our portfolio of investments by geographic location and property type.

- Our ability to achieve our investment objectives and to pay dividends depends on the performance of Behringer Advisors, our advisor, for the day-to-day management of our business and the selection of our real estate properties, mortgage loans and other investments.

- Our advisor does not have any prior experience sponsoring a public real estate investment trust. Not all of our officers and directors, nor the officers and directors of our advisor, have extensive experience with mortgage financing.

- We will pay significant fees to Behringer Advisors and its affiliates, some of which are payable based upon factors other than the quality of services provided to us.

- Our advisor will face various conflicts of interest resulting from its activities with affiliated entities, such as conflicts related to allocating the purchase and leasing of properties between us and other Behringer Harvard programs, conflicts related to any joint ventures between us and any such other programs and conflicts arising from time demands placed on our advisor in serving other Behringer Harvard programs.

- We may incur substantial debt. Loans we obtain will be secured by some of our properties, which will put those properties at risk of forfeiture if we are unable to pay our debts and could hinder our ability to pay dividends to our stockholders in the event income on such properties, or their value, falls.

- To ensure that we continue to qualify as a REIT, our charter prohibits any stockholder from owning more than 9.8% of our outstanding common stock.

- We may not qualify or remain qualified as a REIT for federal income tax purposes, which would subject us to the payment of tax on our income at corporate rates and reduce the amount of funds available for payment of dividends to our stockholders.

- Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage loan borrower will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

- You will not have preemptive rights as a stockholder, so any shares we issue in the future may dilute your interest in Behringer Harvard REIT I.

- We may invest some or all of the offering proceeds to acquire vacant land on which a building will be constructed in the future. This type of investment involves risks relating to the builder's ability to control construction costs, failure to perform, or failure to build in conformity with plan specifications and timetables. We will be subject to potential cost overruns and time delays for properties under construction. Increased costs of newly constructed properties may reduce our returns to you, while construction delays may delay our ability to distribute cash to you.

- The vote of stockholders owning at least a majority of our shares will bind all of the stockholders as to certain matters such as the election of directors and an amendment of our charter.

- If we do not obtain listing of the shares on a national exchange by the twelfth anniversary of the termination of this offering, our charter provides that we must begin to sell all of our properties and distribute the net proceeds to our stockholders.

- Each of our executive officers, including Mr. Behringer, who also serves as the chairman of our board of directors, also serve as officers of our advisor, our property manager, our dealer manager and other affiliated entities, and as a result they will face conflicts of interest relating from their duties to these other entities.

Description of Properties, Investments and Borrowing

As of the date of this prospectus, we have neither acquired nor contracted to acquire any investments, nor has our advisor identified any assets in which there is a reasonable probability that we will invest. We will seek to acquire and operate institutional quality office and other commercial properties. These are properties that generally have premier business addresses in especially desirable locations. We intend that our investments will include properties located in central business districts of major metropolitan cities with limited potential for new development activity and other identified barriers to entry. Our principal targeted assets are institutional quality office properties that have premier business addresses, desirable locations, personalized amenities, high quality construction and highly creditworthy commercial tenants. Other potential property acquisitions include, without limitation, office, industrial and other commercial properties, including properties that have been constructed and have operating histories, are newly constructed or are under development or construction. All acquisitions of commercial properties will be evaluated for tenant creditworthiness and the reliability and stability of the properties' future income and capital appreciation within an eight to twelve-year holding period. We also intend to make or purchase mortgage loans or participations in mortgage loans secured by the same types of real properties which we may acquire directly if our advisor deems that such investments are advantageous to us due to the state of the real estate market or nature of our investment portfolio at any time. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. In addition, we may acquire interests in other entities with similar real property investments. All directly owned real estate properties may be acquired, developed and operated by us alone or jointly with another party. We are likely to enter into one or more joint ventures for the acquisition of properties with certain of our affiliates, other third parties, including the present and future real estate limited partnerships and REITs sponsored by our advisor. We may also serve as mortgage lender to these joint ventures or other Behringer Harvard real estate programs.

We may incur indebtedness of up to 55.0% of our aggregate asset value as of the date of any borrowing, however, such limitation does not apply to individual properties. Therefore, with respect to any particular property in which we invest, we may incur indebtedness of more than 55.0% of the asset value of the respective property. We expect to borrow up to 55.0% of our aggregate asset value if interest rates and loan terms are favorable. Our board of directors must review, at least quarterly, our aggregate borrowing. Our independent directors must approve any borrowing in excess of 55.0% of our aggregate asset value and the justification for such excess borrowing must be disclosed to our stockholders in our next quarterly report. We currently have not established any financing sources. See the "Investment Objectives and Criteria – Borrowing Policies" section of this prospectus on page 81 for a more detailed discussion of our borrowing policies.

Estimated Use of Proceeds of This Offering

We anticipate that we will have at least 85.0% of the gross proceeds of this offering available for our use. We expect to invest a minimum of 84.2% of the proceeds from this offering, including proceeds from the sale of shares pursuant to our dividend reinvestment plan, in real estate properties, mortgage loans and other investments, and to set aside, as initial working capital reserves for real estate properties, approximately 1.0% of the contract price of the properties we acquire, which we expect will equal approximately 0.8% of the gross proceeds from this offering, assuming no debt financing. The remaining proceeds will be used to pay fees and expenses of this offering, and fees and expenses related to the selection and acquisition of investments.

Investment Objectives

Our investment objectives are:

- to preserve, protect and return your capital contribution;
- to maximize cash dividends paid to you;
- to realize growth in the value of our properties upon our ultimate sale of such properties; and
- to list the shares on a national exchange or, if we do not list the shares by the twelfth anniversary of the termination of this offering, to make an orderly disposition of our properties and distribute the cash to you.

We may only change these investment objectives upon a majority vote of the stockholders. See the "Investment Objectives and Criteria" section of this prospectus for a more complete description of our business and objectives.

Dividend Policy

In order to remain qualified as a REIT, we are required to distribute 90.0% of our annual taxable income to our stockholders. We expect to declare and pay dividends to stockholders on a monthly basis. We intend to coordinate our dividend declaration dates with our new investor admission dates so our investors will be entitled to be paid dividends in the next declaration of monthly dividends. Because we have not identified any probable investments, there can be no assurances as to when we will begin to generate sufficient cash flow and to make distributions. We do not expect to have any cash flow available for distribution before we make our initial investments. The amount of such dividends will be determined by our board of directors and will depend on the amount of distributable funds, current and projected cash requirements, tax considerations and other factors.

Conflicts of Interest

Behringer Advisors, as our advisor, will experience conflicts of interest in connection with the management of our business affairs, including the following:

- Behringer Advisors and its officers and directors will have to allocate their time between us and the other Behringer Harvard programs and activities in which they are involved;

- Behringer Advisors must determine which Behringer Harvard program or other entity should purchase any particular property, make or purchase any particular mortgage loan or mortgage loan participation or make any other investment, or enter into a joint venture for the acquisition and operation of specific properties;

- Behringer Advisors may compete with other Behringer Harvard programs and properties owned by officers and directors of Behringer Advisors for the same tenants in negotiating leases, making or investing in mortgage loans or participations in mortgage loans or in selling similar properties at the same time; and

- Behringer Advisors and its affiliates will receive fees in connection with transactions involving the purchase, management and sale of our investments regardless of the quality of the services provided to us.

See the "Conflicts of Interest" section of this prospectus beginning on page 67 for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to resolve a number of these potential conflicts.

The following chart shows the ownership structure of the various Behringer Harvard entities that are affiliated with Behringer Advisors.


Robert M. Behringer
Behringer Harvard Holdings, LLC (1)
Behringer Harvard Real Estate Investment Trust I, Inc. (2)
Behringer Harvard Partners, LLC (3)
BHR Partners, LLC (4)
Behringer Advisors LP (5)
Behringer Securities LP (5)
HPT Management Services LP (5)
Behringer Harvard Operating Partnership I, LP (6)

---

(1) Robert Behringer, our President, Chief Executive Officer and Chairman of the Board, owned approximately 67.0% of the limited liability company interests of Behringer Harvard Holdings, LLC (Behringer Harvard Holdings) as of February 1, 2003.

(2) Behringer Harvard Holdings currently owns all 200,000 of our issued and outstanding shares.

(3) Behringer Harvard Holdings owns 100% of the limited liability company interests of Behringer Harvard Partners, LLC (Behringer Harvard Partners).

(4) We own 100% of the limited liability company interests of BHR Partners, LLC (BHR Partners).

(5) Behringer Harvard Partners is the 99.9% owner and the sole limited partner of each of Behringer Advisors, Behringer Securities LP (Behringer Securities) and HPT Management Services LP (HPT Management). Harvard Property Trust, LLC, a wholly owned subsidiary of Behringer Harvard Holdings, is the owner of the remaining 0.1% and the sole general partner of each of Behringer Advisors and Behringer Securities. IMS, LLC, another wholly owned subsidiary of Behringer Harvard Holdings, is the owner of the remaining 0.1% interest and the sole general partner of HPT Management Services.

(6) BHR Partners currently is the sole limited partner and the 99.9% owner of Behringer Harvard Operating Partnership I, LP (Behringer Harvard OP I). We are the sole general partner and owner of the remaining 0.1% of Behringer Harvard OP I .

Prior Offering Summary

Our founder, Chief Executive Officer and President, Robert M. Behringer, has previously sponsored 29 privately offered real estate limited partnerships and a private REIT, Harvard Property Trust, Inc., over the last ten years. As of September 30, 2002, Mr. Behringer had raised approximately $94.2 million from approximately 470 investors in these real estate programs. Neither Mr. Behringer, nor any of our other affiliates, have previously sponsored or organized a publicly offered REIT. The "Prior Performance Summary" section of this prospectus beginning on page 89 contains a discussion of the programs sponsored by Mr. Behringer from January 1, 1995 to date. Certain statistical data relating to such programs with investment objectives similar to ours is also provided in the "Prior Performance Tables" included as Exhibit A to this prospectus. The prior performance of the programs previously sponsored by Mr. Behringer is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

Compensation to Behringer Advisors and Its Affiliates

Behringer Advisors and its affiliates will receive compensation and fees for services relating to this offering and the investment and management of our assets. The most significant items of compensation are summarized in the following table:

Type of Compensation	Form of Compensation	Estimated $$ Amount for Maximum Offering (88,000,000 shares - $880,000,000)
Offering Stage		
Sales Commissions	7.0% of gross offering proceeds	$61,600,000
Dealer Manager Fee	2.5% of gross offering proceeds; 1.0% for dividend reinvestment plan purchases	$20,800,000
Organization and Offering Expenses	2.5% of gross offering proceeds	$22,000,000
Acquisition and Development Stage		
Acquisition and Advisory Fees	3.0% of the contract purchase price of each property or the amount of funds advanced in respect of a mortgage loan	$22,266,028
Acquisition Expenses	Up to 0.5% of the contract purchase price of each property or the amount of funds advanced in respect of a mortgage loan	$3,711,005
Operational Stage		
Property Management and Leasing Fees	3.0% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the geographic location of property	N/A
Asset Management Fee	Monthly fee of one-twelfth of 0.5% of our aggregate assets value	N/A
Subordinated Disposition Fee	Lesser of one-half of the aggregate brokerage commission paid (including the subordinated disposition fee) or 3.0% of contract price for properties sold, after investors receive a return of capital plus a 9.0% annual, cumulative, noncompounded return on capital	N/A
Subordinated Participation in Net Sale Proceeds (payable only if our shares are not listed on an exchange)	15.0% of remaining amounts of net sale proceeds after return of capital plus payment to investors of a 9.0% annual, cumulative, noncompounded return on capital	N/A

Type of Compensation	Form of Compensation	Estimated $$ Amount for Maximum Offering (88,000,000 shares - $880,000,000)
Subordinated Incentive Listing Fee (payable only if our shares are listed on an exchange)	15.0% of the amount by which our adjusted market value exceeds the aggregate capital contributions contributed by investors plus payment to investors of a 9.0% annual, cumulative, noncompounded return on capital	N/A
Subordinated Performance Fee (payable only if the Subordinated Incentive Listing Fee is not paid)	Upon termination of the advisory agreement between us and our advisor, other than termination by us because of a material breach of the advisory agreement by the advisor, a performance fee of 15.0% of the amount by which our appraised net asset value at the time of such termination exceeds the aggregate capital contributions contributed by investors plus payment to investors of a 9.0% annual, cumulative, noncompounded return on capital.	N/A

There are many additional conditions and restrictions on the amount of compensation Behringer Advisors and its affiliates may receive. There are also some smaller items of compensation and expense reimbursements that Behringer Advisors may receive. For a more detailed explanation of these fees and expenses payable to Behringer Advisors and its affiliates, see the "Estimated Use of Proceeds" section of this prospectus beginning on page 45 and the "Management – Management Compensation" section of this prospectus beginning on page 62.

Listing

We anticipate listing our shares on a national securities exchange on or before the twelfth anniversary of the termination of this offering. Depending upon then prevailing market conditions, it is our management's intention to consider beginning the process of listing or liquidation prior to the eighth anniversary of the termination of this offering. In the event we do not obtain listing prior to the twelfth anniversary of the termination of this offering, our charter requires us to begin the sale of our properties and liquidation of our assets.

Dividend Reinvestment Plan

You may participate in our dividend reinvestment plan pursuant to which you may have the dividends you receive reinvested in shares of our common stock. Regardless of whether you participate in our dividend reinvestment plan, you will be taxed on your share of our taxable income, and participation in our dividend reinvestment plan would mean that you will have to rely solely on sources other than dividends from which to pay such taxes. As a result, you may have a tax liability without receiving cash dividends to pay such liability. We may terminate the dividend reinvestment plan in our discretion at any time upon ten days notice to plan participants. See the "Summary of Dividend Reinvestment Plan" section of this prospectus for further explanation of our dividend reinvestment plan, a complete copy of which is attached as Exhibit C to this prospectus.

Share Redemption Program

After you have held your shares for a minimum of one year, our share redemption program provides an opportunity for you to redeem your shares, subject to certain restrictions and limitations. The redemption price will equal the lesser of (1) the price you actually paid for your shares or (2) either (i) prior to the time we begin having appraisals performed by an independent third party, $8.50 per share, or (ii) after we begin obtaining such appraisals, 90.0% of the net asset value per share, as determined by the appraisals. Subject to the limitations described in this prospectus, we will redeem shares upon the request of the estate, heir or beneficiary of a deceased stockholder. The purchase price for units redeemed upon the death of a limited partner, until after the first three full fiscal years following termination of this offering, will be the price the limited partner actually paid for the units, and thereafter, the purchase price will be the fair market value of the units as determined by estimated unit valuations. During any calendar year, we will not redeem in excess of 3.0% of the weighted average number of shares outstanding during the prior calendar year. In addition, the cash available for redemption generally will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our dividend reinvestment plan. You may present to us fewer than all of your shares for redemption, except that you must present for redemption at least 25.0% of your shares. In order to participate in our share redemption program, you will be required to certify to us that you acquired the shares to be redeemed by either (i) a purchase directly from us or (ii) a transfer from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or his/her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or by operation of law. Our board of directors reserves the right to reject any request for redemption of shares or to terminate, suspend or amend the share redemption program at any time. You will have no right to request redemption of your shares after the shares are listed on a national exchange. See "Description of Shares – Share Redemption Program" beginning on page 116 for further explanation of the Share Redemption Program.

Behringer Harvard OP I

We generally intend to own our investments through Behringer Harvard OP I or subsidiaries thereof, or other operating partnerships. We may, however, own investments directly or through other entities. We are the sole general partner of Behringer Harvard OP I. BHR Partners, LLC, our subsidiary, is currently the only limited partner of Behringer Harvard OP I. Our ownership of properties in Behringer Harvard OP I is referred to as an "UPREIT." The UPREIT structure will allow us to acquire real estate properties in exchange for limited partnership units in Behringer Harvard OP I. This structure also will allow sellers of properties to transfer their properties to Behringer Harvard OP I in exchange for units of Behringer Harvard OP I and defer gain recognition for tax purposes with respect to such transfers of properties. At present, we have no plans to acquire any specific properties in exchange for units of Behringer Harvard OP I. The holders of units in Behringer Harvard OP I may have their units exchanged for cash or shares of our common stock under certain circumstances described in the section of this prospectus captioned "The Operating Partnership Agreement" beginning on page 124.

ERISA Considerations

The section of this prospectus entitled "Investment by Tax-Exempt Entities and ERISA Considerations" describes the effect the purchase of shares will have on individual retirement accounts (IRAs) and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and/or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an IRA should read carefully the section of this prospectus captioned "Investment by Tax-Exempt Entities and ERISA Considerations."

Description of Shares

General

Generally, your investment will be recorded on our books only, and we will issue a certificate evidencing stock ownership only to stockholders who make a written request to us. If you wish to transfer your shares, you will be required to send an executed transfer form to us, along with a fee to cover reasonable transfer costs, in an amount as determined by our board of directors. We will provide the required form to you upon request or make it available on our web site.

Stockholder Voting Rights and Limitations

We will hold annual meetings of our stockholders for the purpose of electing our directors or conducting other business matters that may be presented at such meetings. We may also call a special meeting of stockholders from time to time for the purpose of conducting certain matters. You are entitled to one vote for each share you own at any of these meetings.

Restriction on Share Ownership

Our charter contains a restriction on ownership of the shares that prevents any one person from owning more than 9.8% of our outstanding common stock. These restrictions are designed to enable us to comply with share accumulation restrictions imposed on REITs by the Internal Revenue Code. For a more complete description of the shares, including restrictions on the ownership of shares, please see the "Description of Shares" section of this prospectus beginning on page 112.

Other Behringer Harvard Programs

Affiliates of Behringer Advisors are currently sponsoring registered public offerings on behalf of two other Behringer Harvard programs, Behringer Harvard Short-Term Opportunity Fund I LP (Behringer Harvard Short-Term Fund I) and Behringer Harvard Mid-Term Value Enhancement Fund I LP (Behringer Harvard Mid-Term Fund I). The following table summarizes some of the most important features of this offering and the offerings of the other two Behringer Harvard funds.

	BEHRINGER HARVARD REIT I	BEHRINGER HARVARD MID-TERM FUND I	BEHRINGER HARVARD SHORT-TERM FUND I
Entity Type	Real estate investment trust	Real estate limited partnership	Real estate limited partnership
Offering Size	$800.0 million to the public plus $80.0 million for dividend reinvestment plan; minimum offering of $2.5 million	$400.0 million to the public plus $40.0 million for dividend reinvestment plan; minimum offering of $2.0 million	$100.0 million to the public plus $10.0 million for the dividend reinvestment plan; minimum offering of $1.5 million
Minimum Investment	$1,000 (some states may vary)	$1,000 (some states may vary)	$1,000 (some states may vary)
Targeted Fund Term	Eight to twelve years from the termination of the offering	Five to eight years from the termination of the offering	Three to five years from the termination of the offering
Investment Objectives	• To preserve, protect and return capital contributions • To maximize distributable cash to investors • To realize growth in the value of properties upon the ultimate sale of properties • Within twelve years after termination of the offering, either (i) to list the shares on a national exchange or (ii) to make an orderly disposition of properties and distribute the cash to investors	• To preserve, protect and return capital contributions • To realize growth in the value of properties upon the ultimate sale of properties • To maximize distributable cash to investors • Within eight years after termination of the offering, either (i) to make an orderly disposition of properties and distribute the cash to investors or (ii) upon limited partners' approval, to allow investors to exchange their units for interests in another Behringer Harvard fund	• To preserve, protect and return capital contributions • To maximize distributable cash to investors • To realize growth in the value of properties upon the ultimate sale of properties • Within five years after termination of the offering, either (i) to make an orderly disposition of properties and distribute the cash to investors or (ii) upon limited partners' approval, to allow investors to exchange their units for interests in another Behringer Harvard fund
Targeted Assets	Principally institutional quality office properties having premier business addresses, desirable locations, personalized amenities, high quality construction, and highly creditworthy commercial tenants	Principally institutional quality office and office service center properties having desirable locations, personalized amenities, high quality construction and creditworthy commercial tenants	Principally office, office-tech, retail, apartment, industrial and hotel properties
Targeted Markets	Generally intended to include central business districts of major metropolitan cities where barriers to entry are judged to be high and, to a lesser extent, selected suburban markets with identified barriers to entry	Generally intended to include central business districts of major metropolitan cities and selected suburban markets with identified barriers to entry	Generally intended to include markets with higher volatility, lower barriers to entry and high growth potential (such as the Southwest)

	BEHRINGER HARVARD REIT I	BEHRINGER HARVARD MID-TERM FUND I	BEHRINGER HARVARD SHORT-TERM FUND I
Possibility of Joint Ventures	Likely to joint venture with Behringer Harvard Mid-Term Fund I and other institutional real estate investors (such as pension funds and insurance companies)	Likely to joint venture with Behringer Harvard REIT I and other institutional real estate investors (such as pension funds and insurance companies)	May joint venture with other Behringer Harvard funds and other real estate investors having similar investment objectives
Investments Other Than Real Property	Ownership interests of unaffiliated enterprises having real property investments consistent with those the fund intends to acquire directly, as well as joint ventures with affiliates and non-affiliates; mortgage loans and participations in mortgage loans	Ownership interests of unaffiliated enterprises having real property investments consistent with those the fund intends to acquire directly, as well as joint ventures with affiliates and non-affiliates	Ownership interests of unaffiliated enterprises having real property investments consistent with those the fund intends to acquire directly, as well as joint ventures with affiliates and non-affiliates
Mortgage Loan Investing	Possible, but management intends to limit to 15.0% of total investment portfolio	Possible, but not anticipated	Possible, but not anticipated
Leverage	Yes; aggregate amount of borrowings as of the date of any borrowing may not exceed 55.0% of the aggregate value of all assets	No leverage will be used to acquire properties; may only borrow for other limited purposes	Yes; aggregate amount of borrowings at any time may not exceed 75.0% of the aggregate value of all assets
Distribution Policy	At least 90.0% of annual taxable income will be distributed to stockholders; dividends, if any, to be declared and paid on a monthly basis	Distributions to limited partners, if any, to be declared and paid on a monthly basis	Distributions to limited partners, if any, to be declared and paid on a monthly basis
Profile of Investor for Whom Units are Recommended	Investors who seek to diversify their personal portfolios with a finite-life, real estate-based investment, seek to preserve capital, seek to receive current income, wish to obtain the benefits of potential long-term capital appreciation, and are able to hold their investments for a time period consistent with the fund's liquidity plans	Investors who seek to diversify their personal portfolios with a finite-life, real estate-based investment, seek to preserve capital, seek to receive current income, wish to obtain the benefits of potential long-term capital appreciation, and are able to hold their investments for a time period consistent with the fund's liquidity plans	Investors who seek to diversify their personal portfolios with a finite-life, real estate-based investment, wish to obtain the benefits of potential long-term capital appreciation, seek to receive current income, and are able to hold their investments for a time period consistent with the fund's liquidity plans
Persons for Whom Investment in Units is Not Recommended	Persons who require immediate liquidity or guaranteed income, or who seek a short-term investment	Persons who require immediate liquidity or guaranteed income, or who seek a short-term investment	Persons who require immediate liquidity or guaranteed income
Appropriate for IRAs, 401(k)s and other tax qualified plans	Yes	Yes	No
Estimated Percentage of Proceeds for Fund Use	Expected minimum of 85.0%, 84.2% for investment and 0.8% for initial working capital reserve	Expected minimum of 85.0%, 84.2% for investment and 0.8% for initial working capital reserve	Expected minimum of 85.0%, 84.2% for investment and 0.8% for initial working capital reserve

	BEHRINGER HARVARD REIT I	**BEHRINGER HARVARD MID-TERM FUND I**	**BEHRINGER HARVARD SHORT-TERM FUND I**
Compensation of Advisor/General Partners and Affiliates for Services	Comparable fee structure as utilized for all Behringer Harvard funds for acquisition and advisory services and asset management services; property management fee of 3.0%	Comparable fee structure as utilized for all Behringer Harvard funds for acquisition and advisory services and asset management services; property management fee of up to 4.0%	Comparable fee structure as utilized for all Behringer Harvard funds for acquisition and advisory services and asset management services; property management fee of up to 4.5%
Stockholder/Limited Partner Preferred Return Before Advisor/General Partner Participation	Return of investment plus 9.0% per year (noncompounded)	Return of investment plus 8.0% per year (noncompounded)	Return of investment plus 10.0% per year (noncompounded)
Advisor/General Partners Performance-Based Return Payable After Stockholder/ Limited Partner Preferred Return	Subordinated disposition fee up to 3.0% of the sales price of each property sold; 15.0% subordinated participation in gains from sales of properties over the investors' 9.0% annual return plus return of investment; subordinated incentive listing fee of 15.0% of the net market value of the outstanding stock plus distributions paid prior to listing minus the preferred return; subordinated performance fee of 15.0% of the net appraised asset value of the fund plus distributions paid prior to listing minus the preferred return	Up to 3.0% of the gross sales price of the property as a brokerage commission; 15.0% subordinated participation in distributions over the investors' 8.0% annual return plus return of investment	Up to 3.0% of the gross sales price of the property as a brokerage commission; 15.0% subordinated participation in distributions over the investors' 10.0% annual return plus return of investment
Dividend/Dividend Reinvestment Plan	Yes	Yes	Yes
Share/Unit Redemption Plan	Yes	Yes	Yes
Deferred Commission Option	Payable over 6 years at 1.0% per year	Payable over 6 years at 1.0% per year	Payable over 3 years at 2.0% per year
Tax Reporting	Form 1099	Form K-1	Form K-1

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Below we have provided some of the more frequently asked questions and answers relating to an offering of this type. Please see the remainder of this prospectus for more detailed information about this offering.

Q: What is a REIT?

A: In general, a REIT is a company that:

- pays dividends to investors of at least 90.0% of its taxable income;

- avoids the "double taxation" treatment of income that generally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on its net income, provided certain income tax requirements are satisfied;

- combines the capital of many investors to acquire or provide financing for real estate-based investment; and

- offers the benefit of a diversified real estate portfolio under professional management.

Q: What is Behringer Harvard REIT I, Inc.?

A: Our REIT was formed in 2002 as a Maryland corporation to acquire commercial real estate properties, principally institutional quality office buildings and other commercial properties, and lease each such property to one or more tenants. In addition, we may make or purchase mortgage loans or participations in mortgage loans secured by the types of real properties that we may acquire directly. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. Our REIT was founded by Robert M. Behringer and was originally organized by Mr. Behringer, Gerald J. Reihsen, III, Gary S. Bresky and M. Jason Mattox.

Q: Why are you structured as a REIT?

A: Behringer Harvard programs are structured using the business forms that the sponsor believes are the most advantageous to investors. If a Behringer Harvard program were to be structured as a standard "C corporation," the entity would be taxed on its income, and investors would be taxed on any cash distributions they receive. In general, REITs are not taxed on income distributed to investors. Behringer Harvard REIT I, which has a longer targeted fund term than Behringer Harvard Mid-Term Fund I and Behringer Harvard Short-Term Fund I, has been structured as a real estate investment trust. In order to avoid this so-called "double taxation," Behringer Harvard Mid-Term Fund I and Behringer Harvard Short-Term Fund I have been structured as limited partnerships. The tax attributes of limited partnerships generally are allocated to investors rather than realized at the fund level. Regardless of the choice of entity used, Behringer Harvard programs are designed to operate consistently with the goal of maximizing distributions to investors.

Q: What is the experience of your officers and directors?

A: Robert M. Behringer – our President, Chief Executive Officer and Chairman of the Board, has been active in the acquisition, finance, management and development of both institutional and non-institutional commercial real estate, and the structuring of commercial real estate transactions, for over 25 years. Mr. Behringer was formerly the President and Chief Executive Officer of Harvard Property Trust, Inc., an office REIT with net asset value of approximately $200 million, and since 1989 he has sponsored numerous real estate investment partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease), one of the largest pension fund advisors and owners of real estate in the United States. While at Equitable, Mr. Behringer was an institutional portfolio manager with responsibility for a portfolio of properties, including institutional quality office, industrial, retail, apartment and hotel properties exceeding 17.0 million square feet with a value of approximately $2.8 billion. Mr. Behringer has also been a licensed certified public accountant for over 20 years.

Robert S. Aisner – our Chief Operating Officer, has 28 years of commercial real estate experience. From 1996 until joining us in 2003, Mr. Aisner served as Executive Vice President of Amli Residential Properties Trust (Amli), a New York Stock Exchange listed REIT, President of Amli Management Company, overseeing all apartment operations in 80 communities in eight cities and the Amli Corporate Homes division of Amli, Vice President of Amli Residential Construction and Vice President of Amli Institutional Advisors. Mr. Aisner also served on Amli's Executive Committee and Investment Committee. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management company. From 1984 to 1994, he was employed by HRW Resources, Inc., a real estate development company, where he served as Vice President.

Gerald J. Reihsen, III – our Executive Vice President – Corporate Development and Legal and Secretary, practiced as a corporate securities attorney for over 17 years with commercial law firms, including over nine years with Gibson, Dunn & Crutcher, and served as Vice President-Corporate Development and Legal for Xybridge Technologies, Inc., a telecommunications software company. Mr. Reihsen's business and legal background has centered on sophisticated financial and transactional matters, including commercial real estate transactions, REITs and partnerships, and public and private securities offerings.

Gary S. Bresky – our Chief Financial Officer and Treasurer, is a certified public accountant and has been active in commercial real estate and related financial activities for over 15 years. In 1997, Mr. Bresky joined Harvard Property Trust, Inc., as Senior Vice President of Finance. Prior to joining Harvard Property Trust, Inc., Mr. Bresky was an accounting professional in the Real Estate Group at Coopers & Lybrand LLP where he focused on finance and accounting for both public and private REITs.

M. Jason Mattox – our Senior Vice President – Asset Acquisition and Management, served as Vice President of Harvard Property Trust, Inc. from 1997 until 2002, and from 1998 until 2002, he served as a member of its Investment Committee. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company affiliated with Harvard Property Trust, Inc., coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over 1.0 million square feet of Harvard Property Trust's commercial office assets, overseeing property performance, management offices, personnel and outsourcing relationships.

Douglas L. Courtney – a director, is a founding principal in iCap Realty Advisors, LLC, a national mortgage banking and property brokerage firm with 17 offices throughout the United States. From 1988 until founding iCap Realty Advisors in 2001, Mr. Courtney was a founding principal in The Wyndam Group, Inc., a regional mortgage banking and property brokerage firm. Mr. Courtney has over 27 years of experience in real estate lending and has been involved in the financing of over $1.5 billion in commercial real estate.

Charles G. Dannis – an independent director, has been a commercial real estate appraiser and consultant since 1972. Mr. Dannis co-founded the firm Crosson Dannis, Inc., a real estate appraisal and consulting firm, in 1977 and has been employed by such firm since that time. He is currently Chairman of the Appraisal Institute's Symposium Committee and member of its Research Committee. He is past Chairman, Treasurer and Member of the Board of the National Council of Real Estate Investment Fiduciaries Valuation Committee. Mr. Dannis holds a Bachelor of Business Administration degree from Southern Methodist University. Since 1988, he has been an adjunct professor/lecturer in Real Estate and Urban Land Economics in the Cox School of Business at Southern Methodist University in both the undergraduate and graduate schools. Mr. Dannis is also an award-winning teacher for the Mortgage Bankers Association of America School of Mortgage Banking.

Jon L. Dooley – an independent director, is currently a Senior Vice President with Trammell Crow Company, a New York Stock Exchange listed diversified commercial real estate company. Mr. Dooley previously served as a principal with Lend Lease Real Estate Investments, Inc. (Lend Lease), a leading real estate pension manager and advisor in the United States. He has held various senior management positions with Trammell Crow Company, Lend Lease and Equitable Real Estate Investment

Management, Inc. (acquired by Lend Lease) over the past 13 years. Mr. Dooley has over 25 years of commercial real estate experience.

Charles B. Nolen – an independent director, has served as an independent consultant, providing such services primarily with Lend Lease. Mr. Nolen also provides asset management services for a $70 million portfolio of a pension fund client. From 1989 until becoming an independent consultant in 1999, Mr. Nolen was a Vice President of Lend Lease, where he conducted or supervised the valuation of a $3.5 billion portfolio consisting of industrial properties, apartments, convention hotels, office buildings, parking garages, developable land and special use projects. Prior to that, Mr. Nolen worked with Cushman & Wakefield of Texas, Inc., a Dallas real estate firm, where he was responsible for valuation of commercial real estate. Mr. Nolen is a certified public accountant, a licensed real estate broker and a state-certified general real estate appraiser.

Q: In what types of real property will you invest?

A: We will generally seek to invest the offering proceeds available for investment after the payment of fees and expenses in the acquisition of institutional quality office and other commercial properties which we intend to hold for eight to twelve years from the termination of this offering. These are properties that generally have premier business addresses in especially desirable locations in markets with limited potential for new development or other barriers to entry. Such properties generally are of high quality construction, offer personalized tenant amenities and attract higher quality tenants. We are not limited to such investments, however. We may invest in other commercial properties in order to reduce overall portfolio risk or enhance overall portfolio returns if our advisor determines that it would be advantageous to do so.

The general types of real property in which we will seek to invest are substantially the same as the types of real property which Behringer Harvard Mid-Term Fund I is targeting for investment. However, of these types of investments, some may be more suitable for us than for Behringer Harvard Mid-Term Fund I and vice versa. Given that our targeted fund term is longer than that of Behringer Harvard Mid-Term Fund I, Behringer Harvard Mid-Term Fund I will focus more on suburban submarkets than we will. In addition, we intend to acquire properties on a leveraged basis whereas Behringer Harvard Mid-Term Fund I will not borrow to finance its real property investments. Further, because our maximum offering is substantially larger than Behringer Harvard Mid-Term Fund I's maximum offering of $440.0 million, we anticipate that the purchase price for any real property investment we make may exceed the anticipated maximum investment per property of $100.0 million for Behringer Harvard Mid-Term Fund I.

Q: May you invest in anything other than real property?

A: Yes. We anticipate there will be opportunities to acquire some or all of the ownership interests of unaffiliated enterprises having real property investments consistent with those we intend to acquire directly. In addition, if our advisor determines that, due to the state of the real estate market or in order to diversify our investment portfolio, it would be advantageous to us, we may also provide mortgage loans to owners of these types of commercial real properties or purchase such mortgage loans or participations in mortgage loans from other mortgage lenders. Such mortgage loans will be in the form of promissory notes or other evidences of indebtedness of the borrower that are secured or collateralized by real estate owned by the borrower. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. Because there are significant limitations on the amount of non-real estate assets that a REIT may own without losing its status as a REIT, we will be significantly limited as to ownership of non-real estate investments. These limitations may limit our ability to maximize profits.

Q: How are you different from your competitors who offer unlisted finite-life public REIT or real estate limited partnership units?

A. Our management believes that we will benefit from our plan to invest in institutional quality properties using institutional investment strategies. We have designed our holding period for these properties with a view to capitalize on their potential for increased income and capital appreciation. Also, it is our management's belief that targeting this type of property for investment will enhance our ability to enter into joint ventures with other institutional real property investors (such as pension funds, public REITs and other large institutional real estate investors). This can allow greater diversity of our investment portfolio by increasing the number of properties in which we may invest. Our management also believes that a portfolio consisting of a preponderance of this type of property enhances our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors and by making a possible listing of our shares attractive to the public investment community.

Q: Who will choose the investments you make?

A: Behringer Advisors is our advisor and makes recommendations on all investments to our board of directors. Behringer Advisors is controlled indirectly by Robert Behringer, our President, Chief Executive Officer and Chairman of the Board. As of September 30, 2002, Mr. Behringer had sponsored private real estate programs which have raised approximately $94.2 million from approximately 470 investors and which owned and operated a total of 52 commercial real estate properties. Robert Aisner, Gerald Reihsen, Gary Bresky and Jason Mattox, who are our other executive officers, are the other executive officers of Behringer Advisors, and they will assist Mr. Behringer in making property acquisition recommendations on behalf of Behringer Advisors to our board of directors. Our board of directors, including a majority of our independent directors, must approve all of our investments.

Q: Does Behringer Advisors use any specific criteria when selecting potential investments for us?

A: Yes. Behringer Advisors will primarily attempt to acquire for us ownership of institutional quality office and other commercial properties in highly desirable locations in markets with barriers to entry and limited potential for new development activity. We also may make or acquire participations in mortgage loans, secured by the types of real properties that we may acquire directly. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. In addition, we may attempt to invest in ownership interests of enterprises having investments consistent with those we intend to acquire directly. All acquisitions of commercial properties and mortgages will be evaluated for tenant or borrower creditworthiness and the reliability and stability of their future income and capital appreciation potential. We will consider the risk profile, credit quality and reputation of tenants, and the impact of each particular acquisition as it relates to the portfolio as a whole.

Q: Do you currently own any investments?

A. No. This offering is a "blind pool" offering in that we have not yet identified specific investments that we will acquire with the proceeds from this offering.

Q: Why do you intend to acquire some of your properties in joint ventures?

A: We intend to acquire properties in joint ventures when we determine it necessary in order to diversify our portfolio of properties in terms of geographic region or property type and to enable us to make investments sooner than would be possible otherwise, since the amount of gross proceeds raised in the early stages of this offering may be insufficient to acquire title to all of a real property targeted for investment. The sooner we are able to invest in properties, the sooner we will be able to pay dividends from our operating cash flow and the greater the opportunity for capital appreciation of the investments. Additionally, the increased portfolio diversification will reduce the risk to investors as compared to a program with a smaller number of investments. Such joint ventures may be with our affiliates or with third parties. We may also make or invest in mortgage loans secured by properties owned by such joint ventures.

Q: What steps do you take to make sure you invest in environmentally compliant property?

A: We will always obtain a Phase I environmental assessment of each property purchased and for each property secured by a mortgage loan. In addition, we expect that in most cases we will obtain a representation from the seller or borrower, as applicable, that, to its knowledge, the property is not contaminated with hazardous materials.

Q: What are your typical lease provisions?

A: We will execute new tenant leases and existing tenant lease renewals, expansions, and extensions with terms that are dictated by the current submarket conditions and the verifiable creditworthiness of each particular tenant. In general, we expect to enter into standard commercial leases. These may include standard multi-tenant commercial leases, "triple net" leases or participating leases. Under standard multi-tenant commercial leases, tenants generally reimburse the landlord for their pro rata share of annual increases in operating expenses above the base amount of operating expenses established in the initial year of the lease term. Under triple net leases, tenants generally are responsible for their pro rata share of building operating expenses in full for each year of the lease term. Under participating leases, which are common for retail properties, the landlord shares in a percentage of the tenant's revenue. We expect our standard multi-tenant and participating lease terms will have initial terms of not less than three years and will include renewal options that are granted at the greater of market rates or the existing rental rate at expiration. We expect our triple net leases will be for initial terms of ten years or more.

Q: How will you determine whether tenants have the appropriate creditworthiness for each building lease?

A: We intend to use a number of industry credit rating services to determine the creditworthiness of potential tenants and any personal guarantor or corporate guarantor of each potential tenant. We will compare the reports produced by these services to the relevant financial and other data collected from these parties before consummating a lease transaction. Such relevant data from potential tenants and guarantors include income statements and balance sheets for current and prior periods, net worth or cash flow of guarantors, and business plans and other data we deem relevant.

Q: How will you provide for tenant improvements and other working capital needs and maintain the viability of your assets if cash flow is decreased?

A: During the underwriting process, we intend to establish estimates for working capital needs throughout the life of each acquired asset. It is anticipated that, upon closing of each asset, an amount of initial capital equal to the amounts estimated will be placed in an interest-bearing (typically money market) account as a reserve for working capital for use during the entire life of the asset. We intend to establish an initial working capital reserve of approximately 1.0% of the contract price of the properties we acquire, which we expect will equal approximately 0.8% of the gross proceeds from this offering, assuming no debt financing. However, the actual reserve for any property could exceed this amount. Working capital reserves will be adjusted through continual reprojection and annual budgeting processes. If depleted during the course of the asset's holding period, unless otherwise budgeted, we expect the reserve requirement will be replenished from excess cash flow to provide for the financial endurance of the asset. Working capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions, and major capital expenditures. Alternatively, a lender may require its own formula for escrow of working capital reserves.

Q: How will you own your investments?

A: We generally intend to own investments through an "UPREIT" called Behringer Harvard Operating Partnership I LP or "Behringer Harvard OP I," or subsidiaries of such partnership. Behringer Harvard OP I was organized to own, operate and manage real properties on our behalf. We are the sole general partner of Behringer Harvard OP I. We may, however, own investments directly or through other entities.

Q: What is an "UPREIT"?

A: UPREIT stands for Umbrella Partnership Real Estate Investment Trust. We use this structure because a sale of property directly to the REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of his property may transfer the property to the UPREIT in exchange for limited partnership units in the UPREIT and defer taxation of gain until the seller later exchanges his UPREIT units on a one-for-one basis for REIT shares. If the REIT shares are publicly traded, the former property owner will achieve liquidity for his investment. Using an UPREIT structure gives us an advantage in acquiring desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.

Q: If I buy shares, will I receive dividends and how often?

A: Provided we have sufficient cash flow to pay dividends, we intend to declare and pay dividends to our stockholders on a monthly basis. Because we have not identified any probable investments, there can be no assurances as to when we will begin to generate sufficient cash flow for distribution to our stockholders. We do not expect to have any cash flow available for distribution before we make our initial investments. However, we expect that such distributions will begin no later than the end of the sixth full quarter of our operations. The amount of each dividend will be determined by our board of directors and typically will depend on the amount of distributable funds, current and projected cash requirements, tax considerations and other factors. However, in order to remain qualified as a REIT, we must make distributions of at least 90.0% of our annual REIT taxable income.

Q: How do you calculate the payment of dividends to stockholders?

A: We intend to coordinate dividend declaration dates with monthly new investor admission dates so your dividend benefits will begin to accrue immediately upon becoming a stockholder.

Q: May I reinvest my dividends?

A: Yes. You may participate in our dividend reinvestment plan by checking the appropriate box on our subscription agreement or by filling out an enrollment form, which we will provide to you at your request or you can download from our web site. The purchase price for shares purchased under the dividend reinvestment plan is currently $10 per share.

Q: Will the dividends I receive be taxable as ordinary income?

A: The tax treatment of your dividends will depend upon specific circumstances. Generally, dividends that you receive, including dividends that are reinvested pursuant to our dividend reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. We expect that some portion of your dividends may not be subject to tax in the year received due to the fact that depreciation expenses reduce taxable income but do not reduce cash available for distribution. Amounts not subject to tax immediately will reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your investment is sold or Behringer Harvard REIT I is liquidated, at which time you will be taxed at capital gains rates. Any dividend or distribution that we properly designate as a capital gain distribution generally will be treated as long-term capital gain without regard to the period for which you have held your shares. However, because each investor's tax considerations are different, we suggest that you consult with your tax advisor. You should also review the section of this prospectus entitled "Federal Income Tax Considerations."

Q: What will you do with the money raised in this offering?

A: We anticipate that we will have at least 85.0% of the gross proceeds of this offering available for our use. We will use your investment proceeds to make the investments described above. We expect to invest a minimum of 84.2% of the gross proceeds from this offering, including proceeds from the sale of shares pursuant to our dividend reinvestment plan, in the investments described above and to set aside approximately 0.8% of the gross proceeds from this offering, assuming no debt financing, as initial working capital reserves for real estate properties. The remaining proceeds will be used to pay fees and expenses of this offering and acquisition-related expenses. The payment of these fees and expenses will not reduce your invested capital. Your initial invested capital amount will remain $10 per share, and your dividend yield will be based on your $10 per share investment.

Until we invest the proceeds of this offering in real estate and other investments described above, we may invest in short-term, highly liquid investments. These short-term investments will not earn as high of a return as we expect to earn on the real estate investments, mortgage loans and other investments we ultimately intend to make, and we cannot predict how long it will take to fully invest the proceeds in such ultimate investments.

Q: What kind of offering is this?

A: We are offering the public up to 80,000,000 shares of common stock on a "best efforts" basis. We are also offering up to 8,000,000 shares of common stock for sale pursuant to our dividend reinvestment plan.

Q: How does a "best efforts" offering work?

A: When shares are offered to the public on a "best efforts" basis, the brokers participating in the offering are only required to use their best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares.

Q: How long will this offering last?

A: The offering will not last beyond February 19, 2005, except that we may elect to extend the offering period for the shares reserved for issuance pursuant to our dividend reinvestment plan up to February 19, 2011.

Q: Who can buy shares?

A: An investment in our company is only suitable for persons who have adequate financial means and who will not need immediate liquidity from their investment. Residents of most states can buy shares pursuant to this prospectus provided that they have either (1) a net worth of at least $45,000 and an annual gross income of at least $45,000, or (2) a net worth of at least $150,000. For this purpose, net worth does not include your home, home furnishings and automobiles. These minimum levels may be higher in certain states, so you should carefully read the more detailed description in the "Who May Invest" section of this prospectus beginning on page 135.

Q: For whom is an investment in our shares recommended?

A: An investment in our shares may be appropriate for you if you meet the suitability standards mentioned above, seek to diversify your personal portfolio with a finite-life, real estate-based investment, and you seek to preserve capital, seek to receive current income, wish to obtain the benefits of potential long-term capital appreciation and are able to hold your investment for a time period consistent with our liquidity plans. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, not to consider an investment in our shares as meeting those needs.

The terms of this offering, the structure of our company and our intended manner of operation is designed to be easily understood by investors for whom our shares of common stock are recommended, as compared to similar real estate investment vehicles which include complex distribution and allocation terms, multiple classes of shares and complex investment schemes. We have also conformed our investment approach, the compensation of our affiliates and other operational terms to those of other publicly offered Behringer Harvard programs sponsored by our advisor and its affiliates. We believe our approach provides simplicity and consistency among Behringer Harvard programs, so that investors who subscribe for equity interests in one Behringer Harvard program will be able to easily understand and compare the terms and results of other Behringer Harvard programs.

Q: May I make an investment through my IRA, SEP or other tax-deferred account?

A: Yes. You may make an investment through your individual retirement account (IRA), a simplified employee pension (SEP) plan or other tax-deferred account. In making these investment decisions, decision makers should, at a minimum, consider (1) whether the investment is in accordance with the documents and instruments governing such IRA, plan or other account, (2) whether the investment satisfies the fiduciary requirements associated with such IRA, plan or other account, (3) whether the investment will generate unrelated business taxable income (UBTI) to such IRA, plan or other account, (4) whether there is sufficient liquidity for such investment under such IRA, plan or other account, (5) the need to value the assets of such IRA, plan or other account annually or more frequently, and (6) whether such investment would constitute a prohibited transaction under applicable law.

Q: Have you arranged for a custodian for investments made through IRA, SEP or other tax-deferred accounts?

A: Yes. Sterling Trust Company has agreed to serve as custodian for investments made through IRA, SEP and certain other tax-deferred accounts. We will pay the fees related to the establishment of investor accounts with Sterling Trust Company, and we will also pay the fees related to the maintenance of any such account for the first year following its establishment. Thereafter, Sterling Trust Company has agreed to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. Sterling Trust Company is a wholly owned subsidiary of Matrix Bancorp, Inc., a publicly traded financial services holding company based in Denver, Colorado.

Q: Is there any minimum investment required?

A: Yes. Generally, you must invest at least $1,000. Investors who already own our shares and, except in Minnesota and Oregon, investors who are concurrently purchasing units or shares from an affiliated Behringer Harvard public real estate program can make purchases for less than the minimum investment. These minimum investment levels may be higher in certain states, so you should carefully read the more detailed description of the minimum investment requirements appearing in the "Who May Invest" section of this prospectus beginning on page 135.

Q: How do I subscribe for shares?

A: If you choose to purchase shares in this offering, you will need to complete and sign a subscription agreement, like the one contained in this prospectus as Exhibit B, for a specific number of shares and pay for the shares at the time you subscribe. Your payment will be placed into an escrow account with Wells Fargo Bank Iowa, N.A., where your funds will be held, along with those of other subscribers, until we sell at least 250,000 shares and, for sales thereafter, until we admit new investors, which we expect to do monthly. Your funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that mature on or before February 19, 2004 or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested. A separate escrow account will be established for subscriptions of residents of Nebraska and Pennsylvania. See the sections of this prospectus captioned "Plan of Distribution – Subscription Process" and "How to Subscribe" for a detailed discussion of how to subscribe for shares.

Q: What happens if you don't sell at least 250,000 shares?

A: If the minimum of 250,000 shares, or $2.5 million, is not reached before February 19, 2004, we will terminate the offering and stop selling shares. In such event, within ten days after termination of the offering, the escrow agent will return your funds, including interest.

Q: If I buy shares in this offering, how may I later sell them?

A: At the time you purchase the shares, they will not be listed for trading on any national securities exchange or over-the-counter market. In fact, we expect that there will not be any public market for the shares when you purchase them, and we cannot be sure if one will ever develop. As a result, you may find it difficult to sell your shares. If you are able to find a buyer for your shares, you may sell your shares to that buyer unless the buyer does not satisfy the suitability standards applicable to him or her, or unless such sale would cause the buyer to own more than 9.8% of the outstanding common stock. See the "Suitability Standards," "Who May Invest" and "Description of Shares – Restriction on Ownership of Shares" sections of this prospectus.

In addition, after you have held your shares for at least one year, you may be able to have your shares repurchased by us pursuant to our share redemption program. Subject to the limitations described in this prospectus, we will also redeem shares upon the request of the estate, heir or beneficiary of a deceased stockholder. Redemption of units, when requested, will be made quarterly on a first-come, first-served basis with a priority given to redemptions upon death of a stockholder. See the "Description of Shares – Share Redemption Program" section of this prospectus.

If we have not listed the shares on a national securities exchange or over-the-counter market by the twelfth anniversary of the termination of this offering, our charter requires us to begin selling our properties and other assets and return the net proceeds from these sales to our stockholders through distributions.

Q: What are your exit strategies?

A: We will seek to list our shares on a national exchange or, if we do not list our shares by the twelfth anniversary of the termination of this offering, to make an orderly disposition of our properties and distribute the cash to you.

Q: Who is the transfer agent?

A: Phoenix Transfer, Inc.
2401 Kerner Boulevard
San Rafael, California 94901
(866) 219-6355

To ensure that any account changes are made promptly and accurately, all changes including your address, ownership type and distribution mailing address should be directed to the transfer agent.

Q: Will I be notified of how my investment is doing?

A: You will receive periodic updates on the performance of your investment with us, including:

- a monthly dividend report;
- three quarterly financial reports;
- an annual report; and
- an annual Form 1099.

Information contained in these materials and other information concerning our business and our affiliates will be available on the web site maintained for us and our affiliates – *www.bhfunds.com.*

Q: When will I get my detailed tax information?

A: Your Form 1099 tax information will be placed in the mail by January 31 of each year.

Q: What will be the impact on my investment if the newly proposed federal tax legislation is adopted?

A: President Bush has recently proposed major federal tax legislation. One of the President's proposals is that dividends paid by corporations to individuals will not be subject to taxation to the recipient. It appears that under the President's proposals REIT dividends would not qualify for this exclusion from taxation. If legislation of this nature were adopted, it is possible that qualification as a REIT would no longer be an advantageous tax status for companies that invest in real estate, and it could become more advantageous for such companies to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the ability, under certain circumstances, to elect not to qualify us as a REIT or, after we have qualified as a REIT, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and to all investors and would only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

Q: Who can help answer my questions?

    A: If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or contact:


Behringer Securities LP
1323 North Stemmons Freeway, Suite 202
Dallas, Texas 75207
(866) 655-3700
www.behringersecurities.com


<center>**RISK FACTORS**</center>

Your purchase of shares involves a number of risks. You should specifically consider the following before making your investment decision.

Risks Related to an Investment in Behringer Harvard REIT I

There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares.

There is no current public market for the shares. In addition, the price received for any shares sold is likely to be less than the proportionate value of our investments. Therefore, you should purchase the shares only as a long-term investment. Suitability standards imposed on prospective investors also apply to potential subsequent purchasers of our shares. If you are able to find a buyer for your shares, you may not sell your shares to such buyer unless the buyer meets the suitability standards applicable to him or her. Our charter also imposes restrictions on the ownership of stock that will apply to potential transferees which may inhibit your ability to sell your shares. Moreover, except for requests for redemptions by the estate, heir or beneficiary of a deceased stockholder, our board of directors may reject any request for redemption of shares or amend, suspend or terminate our share redemption program at any time. Therefore, it will be difficult for you to sell your shares promptly or at all. You may not be able to sell your shares in the event of an emergency, and, if you are able to sell your shares, you may have to sell them at a substantial discount. It is also likely that your shares would not be accepted as the primary collateral for a loan. See "Who May Invest," "Description of Shares – Restriction on Ownership of Shares" and "– Share Redemption Program" elsewhere herein for a more complete discussion on the restrictions on your ability to transfer your shares.

If we, through Behringer Advisors, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay dividends.

Our ability to achieve our investment objectives and to pay dividends is dependent upon the performance of Behringer Advisors, our advisor, in the acquisition of our investments, the selection of tenants and the determination of any financing arrangements. Except for the investments described in one or more supplements to this prospectus, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the management ability of Behringer Advisors and the oversight of our board of directors. We cannot be sure that Behringer Advisors will be successful in obtaining suitable investments on financially attractive terms or that, if it makes investments on our behalf, our objectives will be achieved. If we, through Behringer Advisors, are unable to find suitable investments, we will hold the proceeds of this offering in an interest-bearing account, invest the proceeds in short-term, investment-grade investments or, ultimately, liquidate. In such an event, our ability to pay dividends to our stockholders would be adversely affected.

We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment.

We could suffer from delays in locating suitable investments, particularly as a result of our reliance on our advisor at times when management of our advisor is simultaneously seeking to locate suitable investments for other Behringer Harvard programs. Delays we encounter in the selection, acquisition and development of properties could adversely affect your returns. In addition, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the distribution of cash dividends attributable to those particular properties. In addition, if we are unable to invest our offering proceeds in income-producing real properties in a timely manner, our ability to pay dividends to our stockholders would be adversely affected.

This is an unspecified property offering, so you will not have the opportunity to evaluate our investments before we make them.

Because we have not yet acquired or identified any investments that we may make, we are not able to provide you with information to evaluate our investments prior to acquisition. We will seek to invest substantially

<center>23</center>

all of the offering proceeds available for investment, after the payment of fees and expenses, in the acquisition of institutional quality office and other commercial properties and the creation of an initial working capital reserve of approximately 0.8% of the gross proceeds of this offering, assuming no debt financing. In addition, our advisor will make or invest in mortgage loans or participations therein on our behalf if it determines, due to the state of the real estate market or in order to diversify our investment portfolio or otherwise, that such investments are advantageous to us. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. However, we are not limited to such investments. We have established policies relating to the creditworthiness of tenants, managers and borrowers, but our board of directors will have wide discretion in implementing these policies, and you will not have the opportunity to evaluate potential tenants, managers or borrowers. For a more detailed discussion of our investment policies, see "Investment Objectives and Criteria – Acquisition and Investment Policies."

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us will fluctuate with the performance of the specific investments we make.

This offering is being made on a "best efforts" basis, whereby the brokers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. As a result, we cannot assure you as to the amount of proceeds that will be raised in this offering or that we will achieve sales of the minimum offering amount. If we are unable to raise substantially more than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we make. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. For example, in the event we only raise the minimum amount of $2.5 million, we will most likely make our investments through one or more joint ventures with third parties and may only be able to make one investment. If we only are able to make one investment, we would not achieve any diversification of our assets. Additionally, we are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. In addition, if we are unable to raise substantial funds, our fixed operating expenses, as a percentage of gross income, would be higher, and our financial condition and ability to pay distributions could be adversely affected.

Both we and our advisor have no prior operating history or established financing sources, and the prior performance of real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results.

We and our advisor have no operating histories and you should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our advisor to predict our future results. We were incorporated in June 2002 and as of the date of this prospectus we have not made any investments in real estate or otherwise. Although Mr. Behringer and other members of our advisor's management have significant experience in the acquisition, finance, management and development of commercial real estate, this is the first publicly offered REIT sponsored by Mr. Behringer and the first program sponsored by Mr. Behringer which includes an investment objective permitting the making and purchasing of mortgage loans and participations in mortgage loans. Not all of our officers and directors, nor the officers and directors of our advisor, have extensive experience with mortgage financing. Accordingly, the prior performance of real estate investment programs sponsored by affiliates of Mr. Behringer and our advisor may not be indicative of our future results.

Moreover, neither we nor our advisor have any established financing sources. Presently, our advisor is funded by capital contributions from Behringer Harvard Holdings. If our capital resources, or those of our advisor, are insufficient to support our operations, we will not be successful.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful in this market, we must, among other things:

- identify and acquire investments that further our investment strategies;

- increase awareness of the Behringer Harvard name within the investment products market;

- establish and maintain our network of licensed securities brokers and other agents;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

- respond to competition for our targeted real estate properties and other investments as well as for potential investors in us; and

- continue to build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of certain executive officers and other key personnel, including Robert M. Behringer, Gerald J. Reihsen, III and Gary S. Bresky, each of whom would be difficult to replace. We do not have employment agreements with Messrs. Behringer, Reihsen or Bresky, and we cannot guarantee that such persons will remain affiliated with us. Although Messrs. Behringer, Reihsen and Bresky have entered into employment agreements with Harvard Property Trust, LLC, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with Harvard Property Trust, LLC, us or our advisor. If any of our key personnel were to cease their affiliation with us, our operating results could suffer. Our parent company, Behringer Harvard Holdings, LLC, has obtained key person insurance on the life of Mr. Behringer in the amount of $8.0 million. We do not intend to separately maintain key person life insurance on Mr. Behringer or any other person. We believe that our future success depends, in large part, upon our advisor's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel. Further, we intend to establish strategic relationships with firms that have special expertise in certain services or as to real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties in such regions. We cannot assure you that we will be successful in attracting and retaining such relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

Our rights, and the rights of our stockholders, to recover claims against our officers, directors and our advisor are limited.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors, officers, employees and agents, and the advisory agreement, in the case of our advisor, require us to indemnify our directors, officers, employees and agents and our advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our advisor and its affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our advisor in some cases. See the section captioned "Management – Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents" elsewhere herein.

Your investment may be subject to additional risks if we make international investments.

We may purchase property located outside the United States and may make or purchase mortgage loans or participations in mortgage loans secured by property located outside the United States. These investments may be affected by factors peculiar to the laws of the jurisdiction in which the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

- changing governmental rules and policies;

- enactment of laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person's or corporation's country of origin;

- variations in the currency exchange rates;

- adverse market conditions caused by changes in national or local economic conditions;

- changes in relative interest rates;

- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

- changes in real estate and other tax rates and other operating expenses in particular countries;

- changes in land use and zoning laws; and

- more stringent environmental laws or changes in such laws.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our advisor and its affiliates, including the material conflicts discussed below. The "Conflicts of Interest" section of this prospectus provides a more detailed discussion of the conflicts of interest between us and our advisor and its affiliates, and our policies to reduce or eliminate certain potential conflicts.

Behringer Advisors will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor.

We may be buying properties at the same time as one or more of the other Behringer Harvard programs managed by officers and employees of Behringer Advisors are buying properties. There is a risk that Behringer Advisors will choose a property that provides lower returns to us than a property purchased by another Behringer Harvard program. We cannot be sure that officers and employees acting on behalf of Behringer Advisors and on behalf of managers of other Behringer Harvard programs will act in our best interests when deciding whether to allocate any particular property to us. In addition, we may acquire properties in geographic areas where other Behringer Harvard programs own properties. If one of the other Behringer Harvard programs attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment. Similar conflicts of interest may apply if our advisors determine to make or purchase mortgage loans or participations in mortgage loans on our behalf, since other Behringer Harvard programs may be competing with us for such investments.

Behringer Advisors will face conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to a Behringer Harvard program or third party other than us.

We are likely to enter into joint ventures with other Behringer Harvard programs, including Behringer Harvard Mid-Term Fund I, as well as third parties for the acquisition, development or improvement of properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

- the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals; or

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Actions by such a co-venturer, co-tenant or partner might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

Affiliates of Behringer Advisors are currently sponsoring registered public offerings on behalf of Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I, both of which are unspecified property real estate programs ("blind pool" funds). Robert M. Behringer and affiliates of Behringer Advisors, which are managed by substantially the same personnel as Behringer Advisors, will act as general partners to these other Behringer Harvard programs. Because Behringer Advisors or its affiliates will have advisory and management arrangements with other Behringer Harvard programs, it is likely that they will encounter opportunities to acquire or sell properties to the benefit of one of the Behringer Harvard programs, but not others. Behringer Advisors or its affiliates may make decisions to buy or sell certain properties, which decisions might disproportionately benefit a Behringer Harvard program other than us. In such event, our results of operations and ability to pay distributions to our stockholders could be adversely affected.

In the event that we enter into a joint venture with Behringer Harvard Mid-Term Fund I or any other Behringer Harvard program or joint venture, Behringer Advisors may have a conflict of interest when determining when and whether to buy or sell a particular real estate property, and you may face certain additional risks. For example, Behringer Harvard Mid-Term Fund I and the future other Behringer Harvard public limited partnerships will never have an active trading market. Therefore, if we become listed on a national exchange, we may develop more divergent goals and objectives from such joint venturers with respect to the resale of properties in the future. In addition, in the event we joint venture with a Behringer Harvard program that has a term shorter than ours, including Behringer Harvard Mid-Term Fund I, the joint venture may be required to sell its properties at the time of the other Behringer Harvard program's liquidation. We may not desire to sell the properties at such time. Although the terms of any joint venture agreement between us and another Behringer Harvard program would grant us a right of first refusal to buy such properties, we may not have sufficient funds to exercise our right of first refusal under these circumstances.

Since Robert M. Behringer and his affiliates control us as well as the Behringer Harvard Mid-Term Fund I, agreements and transactions among the parties with respect to any joint venture between or among such parties will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the joint venture, which might have a negative influence on the joint venture and decrease potential returns to you. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in property. In addition, to the extent that our co-venturer, partner or co-tenant is an affiliate of Behringer Advisors, certain conflicts of interest will exist. For a more detailed discussion, see "Conflicts of Interest – Joint Ventures with Affiliates of Behringer Advisors."

Behringer Advisors and its officers and employees and certain of our key personnel will face competing demands relating to their time, and this may cause our investment returns to suffer.

Behringer Advisors and its officers and employees and certain of our key personnel and their respective affiliates are general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers face conflicts of interest related to the positions they hold with affiliated entities, which could diminish the value of the services they provide to us.

Each of our executive officers, including Robert M. Behringer, who also serves as the chairman of our board of directors, are also officers of our advisor, our property manager, our dealer manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders. Conflicts with our business and interests are most likely to arise from involvement in activities related to (i) allocation of new investments and management time and services between us and the other entities, (ii) the timing and terms of the investment in or sale of an asset, (iii) development of our properties by affiliates, (iv) investments with affiliates of our advisor, (v) compensation to our advisor, and (vi) our relationship with our dealer manager and property manager.

Behringer Advisors will face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our advisory agreement, Behringer Advisors is entitled to fees that are structured in a manner intended to provide incentives to our advisor to perform in our best interests and in the best interests of our stockholders. However, because our advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our advisor's interests are not wholly aligned with those of our stockholders. In that regard, our advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor to fees. In addition, our advisor's entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return which would entitle the advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Our advisory agreement requires us to pay a performance-based termination fee to our advisor in the event that we terminate the advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sales proceeds. To avoid paying this fee, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to the advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the fee to the terminated advisor. Moreover, our advisor has the right to terminate the advisory agreement upon a change of control and thereby trigger the payment of the performance fee, which could have the effect of delaying, deferring or preventing the change of control.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us and is also expected to represent our advisor and some of its affiliates from time to time. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, Morris, Manning & Martin, LLP may inadvertently act in derogation of the interest of the parties which could affect us and, therefore, our stockholders' ability to meet our investment objectives.

Risks Related to Our Business in General

A limit on the number of shares a person may own may discourage a takeover.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See "Description of Shares – Restriction on Ownership of Shares."

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our charter permits our board of directors to issue up to 400,000,000 shares of capital stock. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of such stock with terms and conditions which could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See "Description of Shares – Preferred Stock."

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10.0% or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. For a more detailed discussion of the Maryland laws governing us and the ownership of our shares of common stock, see the section of this prospectus captioned "Description of Shares."

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered as an investment company under the Investment Company Act of 1940, as amended (Investment Company Act). If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of buying real estate, and these investments must be made within a year after the offering ends. If we are unable to invest a significant portion of the proceeds of this offering in properties within one year of the termination of the offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns. This would reduce the cash available for distribution to investors and possibly lower your returns.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

You are bound by the majority vote on matters on which you are entitled to vote.

You may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, you will be bound by the majority vote on matters requiring approval of a majority of the stockholders even if you do not vote with the majority on any such matter.

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following:

- the election or removal of directors;

- any amendment of our charter (including a change in our investment objectives), except that our board of directors may amend our charter without stockholder approval, to increase or decrease the aggregate number of our shares, to increase or decrease the number of our shares of any class or series that we have the authority to issue, or to classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares, provided however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;

- our liquidation or dissolution;

- a reorganization as provided in our charter; and

- any merger, consolidation or sale or other disposition of substantially all of our assets.

All other matters are subject to the discretion of our board of directors.

You are limited in your ability to sell your shares pursuant to the share redemption program.

Any stockholder requesting repurchase of their shares pursuant to our share redemption program will be required to certify to us that such stockholder acquired the shares by either (i) a purchase directly from us or (ii) a transfer from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or his/her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or by operation of law. You should also be fully aware that our share redemption program contains certain restrictions and limitations. Shares will be redeemed on a first-come, first-served basis, with a priority given to redemptions upon the death of a stockholder. During any calendar year we will not redeem in excess of 3.0% of the weighted average number of shares outstanding during the prior calendar year. In addition, the cash available for redemption generally will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our dividend reinvestment plan. Further, our board of directors reserves the right to reject any request for redemption or to terminate, suspend, or amend the share redemption program at any time. Therefore, in making a decision to purchase shares of our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our share redemption program. However, subject to the limitations described in this prospectus, we will redeem shares upon the request of the estate, heir or beneficiary of a deceased stockholder. For a more detailed description of the share redemption program, see "Description of Shares – Share Redemption Program."

If you are able to resell your shares to us pursuant to our redemption program, you will likely receive substantially less than the fair market value for your shares.

Other than redemptions following the death of a stockholder, the purchase price for shares we repurchase under our redemption program will equal the lesser of (1) the price you actually paid for the shares or (2) either (i) prior to the time we begin having appraisals performed by an independent third party, $8.50 per share, or (ii) after we begin obtaining such appraisals, 90.0% of the net asset value per share, as determined by the appraisals. Accordingly, you would likely receive less by selling your shares back to us than you would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation, and even if you have your shares purchased by a subsequent third party purchaser, you will likely receive substantially less than the fair market value of your shares.

We established the offering price on an arbitrary basis; as a result, your subscription price for units is not related to any independent valuation.

Our board of directors has arbitrarily determined the selling price of the shares and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding shares.

Because the dealer manager is one of our affiliates, investors will not have the benefit of an independent review of us or the prospectus customarily undertaken in underwritten offerings.

The dealer manager, Behringer Securities, is one of our affiliates and will not make an independent review of us or the offering. Accordingly, you do not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker.

Your interest in Behringer Harvard REIT I will be diluted if we issue additional shares.

Existing stockholders and potential investors in this offering do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 400,000,000 shares of capital stock, of which 350,000,000 shares are designated as common stock and 50,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of capital stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining shareholder approval. All of such shares may be issued in the discretion of our board of directors. Therefore, in the event that we (1) sell shares in this offering or sell additional shares in the future, including those issued pursuant to the dividend reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue shares of our common stock upon the exercise of the options granted to our independent directors or employees of Behringer Advisors and HPT Management LP (HPT Management), our affiliated management company, or their affiliates, or the warrants issued and to be issued to participating broker-dealers or our independent directors, (5) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement, or (6) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Behringer Harvard OP I, existing stockholders and investors purchasing shares in this offering will likely experience dilution of their equity investment in us. In addition, the partnership agreement for Behringer Harvard OP I contains provisions which would allow, under certain circumstances, other entities, including other Behringer Harvard programs, to merge into or cause the exchange or conversion of their interest for interests of Behringer Harvard OP I. Because the limited partnership interests of Behringer Harvard OP I may be exchanged for shares of our common stock, any merger, exchange or conversion between Behringer Harvard OP I and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons described in this "Risk Factors" section, you should not expect to be able to own a significant percentage of our shares.

Payment of fees to Behringer Advisors and its affiliates will reduce cash available for investment and distribution.

Behringer Advisors and its affiliates will perform services for us in connection with the offer and sale of the shares, the selection and acquisition of our investments, and the management and leasing of our properties, the servicing our mortgage loans and the administration of our other investments. They will be paid substantial fees for these services, which will reduce the amount of cash available for investment in properties or distribution to stockholders. For a more detailed discussion of these fees, see "Management – Management Compensation."

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our properties, real estate securities, mortgage loans and other investments. The amount of cash available for distributions will be affected by many factors, such as our ability to buy properties as offering proceeds become available, the yields on securities of other real estate programs which we invest in, and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We can give no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. Nor can we give any assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased dividends over time, or that future acquisitions of real properties, mortgage loans or our investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. For a description of the factors that can affect the availability and timing of cash distributions to stockholders, see the section of this prospectus captioned "Description of Shares – Dividends."

Adverse economic conditions will negatively affect our returns and profitability.

The terrorist attacks in New York and Washington, D.C. on September 11, 2001, and the resulting nationwide slowdown in airline traffic and tourism, exacerbated the general economic slowdown experienced by the nation as a whole and the local economies where our properties may be located. The length and severity of any economic downturn cannot be predicted. In addition, our operating results may be effected by the following market and economic challenges:

- Poor economic times may result in defaults by tenants of our properties and borrowers under our mortgage loans.

- Job transfers and layoffs may cause vacancies to increase.

- Increasing concessions or reduced rental rates may be required to maintain occupancy levels.

- Increased insurance premiums may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Also, increased insurance premiums may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments.

Substantially all of the gross proceeds of the offering will be used to buy real estate, make or invest in mortgage loans or other investments, to pay various fees and expenses and to establish an initial working capital reserve of 1.0% of the contract price of the properties we acquire, which we expect will equal approximately 0.8% of the gross proceeds from this offering, assuming no debt financing. If these reserves are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we have not identified any sources for such funding, and we cannot assure you that such sources of funding will be available to us for potential capital needs in the future.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;

- changes in supply of or demand for similar or competing properties in an area;

- changes in interest rates and availability of permanent mortgage funds which may render the sale of a property difficult or unattractive;

- changes in tax, real estate, environmental and zoning laws; and

- periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Properties that have significant vacancies could be difficult to sell which could diminish the return on your investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash dividends to be distributed to stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We are dependent on tenants for our revenue, and lease terminations could reduce our distributions to our stockholders.

The success of our investments is materially dependent on the financial stability of our tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions to stockholders. A default by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient working capital reserves, we will have to obtain financing from other sources. We intend to establish initial working capital reserves of 1.0% of the contract price of the properties we acquire. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Additional borrowing for working capital purposes will increase our interest expense, and therefore our financial condition and our ability to pay cash distributions to our stockholders may be adversely affected.

We may be unable to sell a property if or when we decide to do so, which could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected, as set forth above, by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. If we are unable to sell a property when we determine to do so, it could have a significant adverse effect on our cash flow and results of operations.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns.

Behringer Advisors will attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than the working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in less cash dividends to be distributed to stockholders.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may invest some or all of the proceeds available for investment in the acquisition and development of properties upon which we will develop and construct improvements at a fixed contract price. We will be subject to risks relating to uncertainties associated with re-zoning for development and environmental concerns of governmental entities and/or community groups and our builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

In addition, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

If we contract with Behringer Development Company LP for newly developed property, we cannot guarantee that our earnest money deposit made to Behringer Development Company LP will be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures with affiliates or others, to acquire real property from Behringer Development Company LP (Behringer Development), an affiliate of Behringer Advisors. Properties acquired from Behringer Development may be either existing income-producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by Behringer Development, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property by Behringer Development. At the time of contracting and the payment of the earnest money deposit by us, Behringer Development typically will not have acquired title to any real property. Typically, Behringer Development will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. We may enter into such a contract with Behringer Development even if at the time of contracting we have not yet raised sufficient proceeds in our offering to enable us to close the purchase of such property. However, we will not be required to close a purchase from Behringer Development, and will be entitled to a refund of our earnest money, in the following circumstances:

- Behringer Development fails to develop the property;

- all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or

- we are unable to raise sufficient proceeds from our offering to pay the purchase price at closing.

The obligation of Behringer Development to refund our earnest money will be unsecured, and no assurance can be made that we would be able to obtain a refund of such earnest money deposit from it under these circumstances since Behringer Development is an entity without substantial assets or operations. However, Behringer Development's obligation to refund our earnest money deposit will be guaranteed by HPT Management, our property manager, which will enter into contracts to provide property management and leasing services to various Behringer Harvard programs, including us, for substantial monthly fees. As of the time HPT Management may be required to perform under any guaranty, we cannot assure that HPT Management will have sufficient assets to refund all of our earnest money deposit in a lump sum payment. If we were forced to collect our earnest money deposit by enforcing the guaranty of HPT Management, we will likely be required to accept installment payments over time payable out of the revenues of HPT Management's operations. We cannot assure you that we would be able to collect the entire amount of our earnest money deposit under such circumstances. See "Investment Objectives and Criteria – Acquisition of Properties from Behringer Development."

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and you may experience a lower return on your investment.

Delays in acquisitions of properties may have adverse effects on your investment.

There may be a substantial period of time before the proceeds of this offering are invested. Delays we encounter in the selection, acquisition and development of properties could adversely affect your returns. Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the payment of cash dividends attributable to those particular properties. You should expect to wait several months after the closing of a property acquisition before we are in a position to pay cash dividends attributable to such property.

Uncertain market conditions relating to the future disposition of properties could adversely affect the return on your investment.

We intend to hold the various real properties in which we invest until such time as Behringer Advisors determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. Otherwise, Behringer Advisors, subject to approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation if we do not list the shares by the twelfth anniversary of the termination of this offering. We cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Although we generally intend to hold properties for eight to twelve years from the termination of this offering, due to the uncertainty of market conditions that may affect the future disposition of our properties, we cannot assure you that we will be able to sell our properties at a profit in the future. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions.

If we set aside insufficient working capital reserves, we may be required to defer necessary property improvements.

If we do not estimate enough reserves for working capital to supply needed funds for capital improvements throughout the life of the investment in a property, we may be required to defer necessary improvements to the property that may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for effected properties, and our results of operations may be negatively impacted.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties, such as the presence of underground storage tanks, or by the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life -safety and similar regulations that we may be required to comply with, and which may subject us to liability in the form of fines or damages for noncompliance.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (Disabilities Act). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure you that we will be able to acquire p roperties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to you, if any.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact our cash dividends to stockholders. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as part payment for the purchase price. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash dividends to our stockholders.

Risks Associated with Debt Financing

We may incur mortgage indebtedness and other borrowings, which may increase our business risks.

If it is determined to be in our best interests, we may, in some instances, acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our real properties to obtain funds to acquire additional real properties. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90.0% of our annual REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

We may incur mortgage debt on a particular real property if we believe the property's projected cash flow is sufficient to service the mortgage debt. However, if there is a shortfall in cash flow, then the amount available for distributions to stockholders may be affected. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If this occurs, it would reduce cash available for distribution to our stockholders, and it may prevent us from raising capital by issuing more stock or prevent us from borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with obtaining certain financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our distribution and operating policies. Loan documents we enter into may contain customary negative covenants that may limit our ability to further mortgage the property, to discontinue insurance coverage, replace Behringer Advisors as our advisor or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay dividends to our stockholders.

We expect that in the future we will incur indebtedness that bears interest at a variable rate. Accordingly, increases in interest rates would increase our interest costs, which could have a material adverse effect on our operating cash flow and our ability to pay dividends to you. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we would be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to pay dividends.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT. Any of these results would have a significant, negative impact on your investment.

Risks Associated with Mortgage Lending

We do not have substantial experience investing in mortgage loans, which could adversely affect our return on mortgage investments.

Neither our advisor nor any of our affiliates, including Mr. Behringer, has any substantial experience investing in mortgage loans. Although we currently do not expect to make significant investments in mortgage loans, we may make such investments to the extent our advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. One of our non-employee directors, Douglas L. Courtney, has over 27 years of experience in the mortgage loan industry and has been involved in financing over $1.5 billion in commercial real estate. Our advisor will utilize Mr. Courtney's expertise in this area, as well as the general commercial real estate experience of our officers and directors, in connection with evaluating any potential mortgage loan investments. If we decided to make mortgage loans or acquire them, we may not have the expertise necessary to maximize the return on our investment.

Our mortgage loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our mortgage investments.

If we make or invest in mortgage loans, we will be at risk of defaults on those mortgage loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the mortgage loans will remain at the levels existing on the dates of origination of the mortgage loans. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease.

Our mortgage loans will be subject to interest rate fluctuations which could reduce our returns as compared to market interest rates.

If we invest in fixed-rate, long-term mortgage loans and interest rates rise, the mortgage loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that mortgage loans are prepaid, because we may not be able to make new loans at the previously higher interest rate.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Returns on our mortgage loans may be limited by regulations.

The mortgage loans may also be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions. We may determine not to make mortgage loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make mortgage loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

If we acquire property by foreclosure following defaults under our mortgage loans, we will have the economic and liability risks as the owner. See "– General Risks Related to Investments in Real Estate" above.

The liquidation of our assets may be delayed which could delay distributions to our stockholders.

If our advisors determine that it is in our best interest to make or invest in mortgage loans, any intended liquidation of us may be delayed beyond the time of the sale of all of our properties until all mortgage loans expire or are sold, because we may enter into mortgage loans with terms that expire after the date we intend to have sold all of our properties.

Risks Associated with Section 1031 Exchange Transactions

We may have increased exposure to liabilities from litigation as a result of any participation by us in Section 1031 Exchange Transactions.

Behringer Development, an affiliate of Behringer Advisors, our advisor, may enter into transactions that qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code (Section 1031 Exchange Transactions). Section 1031 Exchange Transactions are commonly structured as the acquisition of real estate owned in co-tenancy arrangements with persons (1031 Participants) in tax pass-through entities, including single member limited liability companies or similar entities (Behringer Exchange LLCs). There are significant tax and securities disclosure risks associated with the related private placement offerings of co-tenancy interests to 1031 Participants, including lawsuits by such 1031 Participants. Changes in tax laws may adversely affect Section 1031 Exchange Transactions or cause such transactions not to achieve their intended value. It is currently anticipated that Behringer Harvard OP I would receive fees in connection with any Section 1031 Exchange Transaction and, as such, we may be named in or otherwise required to defend against any such lawsuits brought by 1031 Participants. Any amounts we are required to expend for any such litigation claims may reduce the amount of funds available for distribution to our stockholders. In addition, disclosure of any such litigation may adversely affect our ability to raise additional capital in the future through the sale of stock. For a more detailed discussion of Section 1031 Exchange Transactions, see "Investment Objectives and Criteria – Section 1031 Exchange Transactions."

We will be subject to risks associated with co-tenancy arrangements that otherwise may not be present in a real estate investment.

If Behringer Development enters into Section 1031 Exchange Transactions, it is anticipated that at the closing of each property to be acquired by a Behringer Exchange LLC, Behringer Harvard OP I will enter into a contractual arrangement providing that, in the event that the Behringer Exchange LLC is unable to sell all of the co-tenancy interests in that particular property by the completion of its private placement offering, Behringer Harvard OP I would purchase, at the Behringer Exchange LLC's cost, any co-tenancy interests remaining unsold. Accordingly, in the event that a Behringer Exchange LLC is unable to sell all co-tenancy interests in one or more of its properties, Behringer Harvard OP I will be required to purchase the unsold co-tenancy interests in such property or properties and, thus, will be subject to the risks of ownership of properties in a co-tenancy arrangement with unrelated third parties.

Ownership of co-tenancy interests involves risks generally not otherwise present with an investment in real estate such as the following:

- the risk that a co-tenant may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

- the risk that a co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- the possibility that a co-tenant might become insolvent or bankrupt, which may be an event of default under mortgage loan financing documents or allow the bankruptcy court to reject the tenants in common agreement or management agreement entered into by the co-tenants owning interests in the property.

Actions by a co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

In the event that our interests become adverse to those of the other co-tenants in a Section 1031 Exchange Transaction, it is not likely that we would have the contractual right to purchase the co-tenancy interests from the other co-tenants. Even if we are given the opportunity to purchase such co-tenancy interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase co-tenancy interests from the 1031 Participants.

In addition, we may desire to sell our co-tenancy interests in a given property at a time when the other co-tenants in such property do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. In addition, it is anticipated that it will be much more difficult to find a willing buyer for our co-tenancy interests in a property than it would be to find a buyer for a property we owned outright.

Our participation in the Section 1031 Exchange Transactions may limit our ability to borrow funds in the future, which could adversely affect the value of our investments.

Section 1031 Exchange Transaction agreements we may enter into which contain obligations to acquire unsold co-tenancy interests in properties may be viewed by institutional lenders as a contingent liability against our cash or other assets, which may limit our ability to borrow funds in the future. Further, such obligations may be viewed by our lenders in such a manner as to limit our ability to borrow funds based on regulatory restrictions on lenders limiting the amount of loans they can make to any one borrower.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

We intend to operate so as to qualify as a REIT for federal income tax purposes. Although we have not requested, and do not expect to request, a ruling from the Internal Revenue Service that we qualify as a REIT, we have received an opinion of our counsel that, based on certain assumptions and representations, we will so qualify. You should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or any court. The REIT qualification opinion only represents the view of our counsel based on its review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of the distributions to our stockholders.

The opinion of our legal counsel, Morris, Manning & Martin, LLP, regarding our ability to qualify as a REIT does not guarantee our ability to qualify and remain a REIT. Our legal counsel has rendered its opinion that we will qualify as a REIT, based upon our representations as to the manner in which we are and will be owned, invest in assets and operate, among other things. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Internal Revenue Code. Morris, Manning & Martin, LLP will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we cannot assure you that we will satisfy the REIT requirements in the future. Also, this opinion represents Morris, Manning & Martin, LLP's legal judgment based on the law in effect as of the date of this prospectus and is not binding on the Internal Revenue Service or the courts, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances which are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Certain fees paid to Behringer Harvard OP I may affect our REIT status.

In connection with any Section 1031 Exchange Transactions, Behringer Harvard OP I would enter into a number of contractual arrangements with Behringer Exchange LLCs which will, in effect, guarantee the sale of the co-tenancy interests being offered by any Behringer Exchange LLC. In consideration for entering into these agreements, Behringer Harvard OP I will be paid fees which could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. If this fee income were, in fact, treated as non-qualifying, and if the aggregate of such fee income and any other non-qualifying income in any taxable year ever exceeded 5.0% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four ensuing taxable years. As set forth above, we will use all reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Recharacterization of the Section 1031 Exchange Transactions may result in taxation of income from a prohibited transaction, which would diminish our cash distributions to our stockholders.

In the event that the Internal Revenue Service were to recharacterize the Section 1031 Exchange Transactions such that Behringer Harvard OP I, rather than Behringer Exchange LLC, is treated as the bona fide owner, for tax purposes, of properties acquired and resold by a Behringer Exchange LLC in connection with the Section 1031 Exchange Transactions, such characterization could result in the fees paid to Behringer Harvard OP I by a Behringer Exchange LLC as being deemed income from a prohibited transaction, in which event the fee income paid to us in connection with the Section 1031 Exchange Transactions would be subject to a 100.0% tax. If this occurs, our ability to pay cash distributions to our stockholders will be adversely affected.

You may have tax liability on distributions you elect to reinvest in our common stock.

If you participate in our dividend reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in common stock. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the common stock received.

If the operating partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce our cash available for distribution to our stockholders.

We intend to maintain the status of the operating partnership as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may become subject to federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100.0% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce our cash available for distribution to our stockholders.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares. You should also note that our counsel's tax opinion assumes that no legislation will be enacted after the date of this prospectus that will be applicable to an investment in our shares.

President Bush has recently proposed major federal tax legislation. One of the President's proposals is that dividends paid by corporations to individuals will not be subject to taxation to the recipient. It appears that under the President's proposals REIT dividends would not qualify for this exclusion from taxation. If legislation of this nature were adopted, it is possible that qualification as a REIT would no longer be an advantageous tax status for companies that invest in real estate, and it could become more advantageous for such companies to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the ability, under certain circumstances, to elect not to qualify us as a REIT or, after we have qualified as a REIT, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and to all investors and would only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in our shares.

If you are investing the assets of a pension, profit-sharing, 401(k), Keogh or other qualified retirement plan or the assets of an IRA in our common stock, you should satisfy yourself that, among other things:

- your investment is consistent with your fiduciary obligations under ERISA and the Internal Revenue Code;

- your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's investment policy;

- your investment satisfies the prudence and diversification requirements of ERISA;

- your investment will not impair the liquidity of the plan or IRA;

- your investment will not produce UBTI for the plan or IRA;

- you will be able to value the assets of the plan annually in accordance with ERISA requirements; and

- your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

For a more complete discussion of the foregoing issues and other risks associated with an investment in shares by retirement plans, please see the "Investment by Tax-Exempt Entities and ERISA Considerations" section of this prospectus beginning on page 107.

Equity participation in mortgage loans may result in taxable income and gains from these properties which could adversely impact our REIT status.

If we participate under a mortgage loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property. This could affect our ability to qualify as a REIT.

Forward-Looking Statements

This prospectus contains forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions. Although we believe that our expectations reflected in the forward-looking statements are based on reasonable assumptions, these expectations may not prove to be correct. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth above, as well as general economic, business and market conditions, changes in federal and local laws and regulations and increased competitive pressures.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell either the minimum offering of 250,000 shares or the maximum offering of 88,000,000 shares pursuant to this offering. Many of the figures set forth below represent management's best estimate since they cannot be precisely calculated at this time. We expect that at least 85.0% of the money that stockholders invest will be available for use by us. We expect that at least 84.2% of the money that stockholders invest will be used to buy real estate, make or invest in mortgage loans or make other investments and approximately 0.8% of the gross proceeds of this offering, assuming no debt financing, will be set aside as initial working capital reserves for such properties. The remaining up to 15.0% will be used to pay expenses and fees, including the payment of fees to Behringer Advisors, our advisor, and Behringer Securities, our dealer manager. Our fees and expenses, as listed below, include the following:

- Selling commissions and dealer manager fee, which consist of selling commissions equal to 7.0% of aggregate gross offering proceeds, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2.5% of aggregate gross offering proceeds (1.0% for dividend reinvestment plan purchases), both of which are payable to Behringer Securities, an affiliate of our advisor. Behringer Securities may pay commissions of up to 7.0% of the gross offering proceeds to other broker-dealers participating in the offering of our shares. Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 1.5% of gross offering proceeds to broker-dealers participating in the offering to be paid as marketing fees, including bona fide conference fees incurred, and due diligence expense reimbursement. In no event shall the total underwriting compensation, including selling commissions, the dealer manager fee and underwriting expense reimbursements, exceed 9.5% of gross offering proceeds, except for the soliciting dealer warrants described in the "Plan of Distribution" section of this prospectus. See the "Plan of Distribution" section of this prospectus for a description of additional provisions relating to selling commissions and the dealer manager fee.

- Organization and offering expenses, are defined generally as any and all costs and expenses incurred by us, our advisor or an affiliate of our advisor in connection with our formation, qualification and registration and the marketing and distribution of our shares, including, but not limited to, accounting and escrow fees, printing, advertising and marketing expenses, and other accountable offering expenses, other than selling commissions and the dealer manager fee. Behringer Advisors and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 2.5% of gross offering proceeds without recourse against or reimbursement by us and, pursuant to our charter, the aggregate sum of such organization and offering expenses, selling commissions and the dealer manager fee, shall in no event exceed 15.0% of the gross offering proceeds.

- Acquisition and advisory fees, which are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in, and the purchase, development or construction of properties, or the making or investing in mortgage loans or other investments. We will pay Behringer Advisors, as our advisor, acquisition and advisory fees of 3.0% of the contract purchase price of each asset or the funds advanced pursuant to a mortgage loan. Acquisition and advisory fees do not include acquisition expenses.

- Acquisition expenses, which include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real properties.

	MINIMUM OFFERING		MAXIMUM OFFERING	
	Amount	Percent	Amount	Percent
Gross offering proceeds..	$2,500,000	100.0%	$880,000,000	100.0%
Less public offering expenses:				
Selling commissions and dealer manager fee (1)	237,500	9.5	82,400,000	9.4
Organization and offering exp enses (2)....................	62,500	2.5	22,000,000	2.5
Amount available for investment....................................	2,200,000	88.0	775,600,000	88.1
Acquisition and development expenses:				
Acquisition and advisory fees (3).............................	63,158	2.5	22,266,028	2.5
Acquisition expenses (3)..	10,526	0.4	3,711,005	0.4
Initial working capital reserve (4)	21,053	0.8	7,422,009	0.8
Amount estimated to be invested (5).............................	$2,105,263	84.2%	$742,200,958	84.3%

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(1) For purposes of this table, we have assumed that the minimum offering amounts do not include any purchases under our dividend reinvestment plan. With respect to purchases under the dividend reinvestment plan, the dealer manager has agreed to reduce its fee to 1.0%.

(2) We currently estimate that approximately $1.9 million of organization and offering expenses will be incurred if the minimum offering of 250,000 ($2.5 million) shares is sold. However, of such amount, only $62,500 will be paid by us, and the balance will be paid by our advisor. Our advisor will receive funds to pay such expenses from capital contributions from affiliates of our advisor from Behringer Harvard Holdings. Organization and offering expenses are required to be reasonable. Any amount exceeding 2.5% of the gross offering proceeds will be paid by the advisor or an affiliate of the advisor. Organization and offering expenses will necessarily increase as the volume of shares sold in the offering increases, in order to pay the increased expenses of qualification and registration of the additional shares and the marketing and distribution of the additional shares.

(3) For purposes of this table, we have assumed that no financing is used to acquire properties or other real estate assets and that 88.0% of the gross proceeds of this offering are used to acquire properties and pay costs of such acquisitions. However, we anticipate that we will invest approximately 84.2% of the gross proceeds of this offering and it is our intent to leverage our investments with debt. Therefore, actual amounts are dependent upon the value of our properties as financed and therefore cannot be determined at the present time. If financings are used to the maximum extent allowed under our charter and there are no reinvestments with the proceeds of any sales of investments, we could make investments with an aggregate contract price of approximately $4.7 million if the minimum offering is sold and approximately $1.7 billion if the maximum offering is sold. In such cases, acquisition and advisory fees could be approximately $140,000 if the minimum offering is sold and approximately $49.5 million if the maximum offering is sold. In addition, acquisition expenses could be approximately $23,000 if the minimum offering is sold and approximately $8.3 million if the maximum offering is sold. These additional fees and expenses may be payable out of the proceeds of such financings.

(4) Estimates for working capital needs throughout the life of each property will be established at the time the property is acquired. Upon closing of the acquisition of each such property, an amount of initial capital equal to the amount estimated will be placed in an interest-bearing (typically money market) account as a reserve for working capital for use during the entire life of the property. Through continual reprojection and annual budgeting processes, working capital reserves will be adjusted. If depleted during the course of the property's holding period, unless otherwise budgeted, the reserve requirement will be refilled from excess cash flow to provide for the financial endurance of the property. Working capital reserves are typically utilized for extraordinary expenses that are not covered by the revenue generation of the property such as tenant improvements, leasing commissions and major capital expenditures. We have estimated reserves of 1.0% of the contract price of our portfolio of real properties, and for the purposes of this estimation we have assumed that all of our investments will be in real properties.

(5) Includes amounts we anticipate to invest in our properties and mortgage loans net of fees and expenses. We estimate that at least 84.2% of the gross proceeds received from the sale of shares will be used to acquire properties and, to a lesser extent, mortgage loans and other investments.

Until required in connection with the acquisition and development of properties and investment in mortgages, substantially all of the net proceeds of this offering and, thereafter, our working capital reserves, may be invested in short-term, highly-liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

MANAGEMENT

General

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the management and control of our affairs. The board has retained Behringer Advisors to manage our day-to-day affairs and the acquisition and disposition of our investments, subject to the board's supervision. Our charter, as amended, has been reviewed and ratified by our board of directors, including the independent directors, at their initial meeting and subsequent meetings. This ratification by our board of directors is required by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, also known as the NASAA REIT Guidelines.

Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be fewer than three nor more than 15 (unless approved by the affirmative vote of 80.0% of the directors then serving on our board). We currently have a total of five directors. The charter also provides that a majority of the directors must be independent directors. An "independent director" is a person who is not one of our officers or employees or an officer or employee of Behringer Advisors or its affiliates and has not otherwise been affiliated with such entities for the previous two years. Of our five current directors, three are considered independent directors. Each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by us. At least one of the independent directors must have at least three years of relevant real estate experience. Currently, each of our directors, including our independent directors, has substantially in excess of three years of relevant real estate experience.

During the discussion of a proposed transaction, independent directors may offer ideas for ways in which transactions may be structured to offer the greatest value to us, and our management will take these suggestions into consideration when structuring transactions. Each director will serve until the next annual meeting of stockholders or until his successor has been duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director.

Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting properly called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. Neither our advisor, any member of our board of directors nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of our advisor or any director after we accept any subscriptions for the purchase of shares in this offering. In determining the requisite percentage in interest required to approve such a matter after we accept any subscriptions for the purchase of shares in this offering, any shares owned by such persons will not be included.

Unless filled by a vote of the stockholders as permitted by Maryland General Corporation Law, a vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director shall be filled by a vote of a majority of the remaining directors. Independent directors shall nominate replacements for vacancies in the independent director positions. If at any time there are no directors in office, successor directors shall be elected by the stockholders. Each director will be bound by the charter and the bylaws.

The directors are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties require. The directors will meet quarterly or more frequently if necessary. We do not expect that the directors will be required to devote a substantial portion of their time to discharge their duties as our directors. Consequently, in the exercise of their responsibilities, the directors will be relying heavily on our advisor. Our directors shall have a fiduciary duty to our stockholders to supervise the relationship between us and our advisor. The board is empowered to fix the compensation of all officers that it selects and approve the payment of compensation to directors for services rendered to us in any other capacity.

In addition to the investment policies set forth in our charter, our board of directors has established written policies on investments and borrowing, which are set forth in this prospectus. The directors may establish further written policies on investments and borrowings and shall monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of the stockholders. We will follow the policies on investments and borrowings set forth in this prospectus unless and until they are modified in accordance with our charter.

The board is also responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of the stockholders. In addition, a majority of the directors, including a majority of the independent directors, who are not otherwise interested in the transaction must approve all transactions with Behringer Advisors or its affiliates. The independent directors will also be responsible for reviewing the performance of Behringer Advisors and determining that the compensation to be paid to Behringer Advisors is reasonable in relation to the nature and quality of services to be performed and that the provisions of the advisory agreement are being carried out. Specifically, the independent directors will consider factors such as:

- the amount of the fees paid to Behringer Advisors in relation to the size, composition and performance of our investments;

- the success of Behringer Advisors in generating appropriate investment opportunities;

- rates charged to other REITs, especially REITs of similar structure, and other investors by advisors performing similar services;

- additional revenues realized by Behringer Advisors and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;

- the quality and extent of service and advice furnished by Behringer Advisors and the performance of our investment portfolio; and

- the quality of our portfolio relative to the investments generated by Behringer Advisors or its affiliates for its other clients.

None of our directors, Behringer Advisors, nor any of their affiliates will vote or consent to the voting of shares of our common stock they now own or hereafter acquire on matters submitted to the stockholders regarding either (1) the removal of Behringer Advisors, such director or any of their affiliates, or (2) any transaction between us and Behringer Advisors, such director or any of their affiliates.

Committees of the Board of Directors

Our entire board of directors considers all major decisions concerning our business, including any property acquisitions. However, our board has established an audit committee and a compensation committee so that certain functions can be addressed in more depth than may be possible at a full board meeting. Independent directors comprise a majority of the members of both the audit committee and compensation committee.

Audit Committee

The audit committee meets on a regular basis at least four times a year. The current members of the audit committee are independent directors Charles G. Dannis and Charles B. Nolen. Our board of directors adopted our Audit Committee Charter at its organizational meeting held on June 26, 2002. The audit committee's primary functions are to evaluate and approve the services of our independent auditors and to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls which management has established and the audit and financial reporting process.

Compensation Committee

Our board of directors has also established a compensation committee to administer the 2002 Employee Stock Option Plan, as described below, which was approved by the stockholders at the meeting held on June 26, 2002. The compensation committee is comprised of Robert M. Behringer and independent directors Charles G. Dannis and Jon L. Dooley. The primary function of the compensation committee is to administer the granting of stock options to selected employees of our advisor, Behringer Advisors, and our property manager, HPT Management, based upon recommendations from Behringer Advisors, and to set the terms and conditions of such options in accordance with our 2002 Employee Stock Option Plan.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name	Age	Position(s)
Robert M. Behringer	54	President, Chief Executive Officer and Chairman of the Board of Directors
Robert S. Aisner	56	Chief Operating Officer
Gerald J. Reihsen, III	43	Executive Vice President – Corporate Development and Legal and Secretary
Gary S. Bresky	36	Chief Financial Officer and Treasurer
M. Jason Mattox	27	Senior Vice President – Asset Acquisition and Management
Douglas L. Courtney	46	Director
Charles G. Dannis	53	Director
Jon L. Dooley	51	Director
Charles B. Nolen	48	Director

Robert M. Behringer is the President, Chief Executive Officer and Chairman of the board of directors of Behringer Harvard REIT I and the President and sole manager of Behringer Advisors, our advisor. He is also the majority owner, sole manager, Chief Executive Officer and President of Behringer Harvard Holdings, the parent corporation of Behringer Advisors. Since 2002, Mr. Behringer has been a general partner of Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I, each a publicly registered real estate limited partnership. Since 2001, Mr. Behringer has also been the Chief Executive Officer and sole manager of the following: HPT Management, our property manager; Behringer Securities, our dealer manager; Harvard Property Trust, LLC, the general partner of our advisor; IMS, LLC (IMS), the general partner of HPT Management; and Behringer Development, a company recently organized to develop real properties. Since 2001, Mr. Behringer has also been the Chief Executive Officer, President and a manager of Behringer Harvard Partners, which is the limited partner of each of Behringer Securities, HPT Management, Harvard Property Trust, LLC, Behringer Advisors and IMS, LLC.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately held REIT formed by Mr. Behringer that has recently been liquidated and that had a net assets value of approximately $200 million before its liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989, that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease), one of the largest pension funds advisors and owners of real estate in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the South Central United States, including Texas, Louisiana, Arkansas, Oklahoma and Mississippi. The portfolio included institutional quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational properties. In addition to being the President and a director of Behringer Harvard REIT I, he is currently the general partner or a co-general partner in several real estate limited partnerships formed for the purpose of acquiring, developing and operating office buildings and other commercial properties. Mr. Behringer is a Certified Property Manager, Real Property Administrator, Certified Hotel Administrator and Texas Real Estate Broker, holds Series 7, 24 and 63 securities licenses and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council. Mr. Behringer has also been a licensed certified public accountant for over 20 years. Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Robert S. Aisner is Chief Operating Officer of Behringer Harvard REIT I. Mr. Aisner has over 28 years of commercial real estate experience. From 1996 until joining us in 2003, Mr. Aisner served as (i) Executive Vice President of Amli Residential Properties Trust, a New York Stock Exchange listed REIT that is focused on the development, acquisition and management of upscale apartment communities and serves as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities, (ii) President of Amli Management Company, which oversees all of Amli's apartment operations in 80 communities, (iii) President of the Amli Corporate Homes division which invests in and manages corporate housing properties, (iv) Vice President of Amli Residential Construction, a division of Amli that performs real estate construction services, and (v) Vice President of Amli Institutional Advisors, the Amli division that serves as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on Amli's Executive Committee and Investment Committee from 1999 until 2003. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management company. From 1984 to 1994, he was employed by HRW Resources, Inc., a real estate development company, where he served as Vice President.

Mr. Aisner served as a director of Behringer Harvard REIT I from June 2002 until February 2003. Since February 2003, Mr. Aisner has also served as Executive Vice President – Real Estate Operations of Behringer Harvard Holdings and President of Harvard Property Trust, LLC, IMS, HPT Management and Behringer Development. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Gerald J. Reihsen, III is the Executive Vice President – Corporate Development and Legal and Secretary of Behringer Harvard REIT I. From their inception in 2001 until February 2003, he served as Chief Operating Officer, Chief Legal Officer and Secretary of Behringer Securities, Behringer Harvard Holdings, Behringer Development, Harvard Property Trust, LLC and Behringer Harvard Partners. Since 2001 until February 2003, Mr. Reihsen served as Chief Legal Officer and Secretary of IMS and HPT Management. Since 2002, Mr. Reihsen has served as the Executive Vice President – Corporate Development and Legal and Secretary of Behringer Advisors. Currently, Mr. Reihsen holds the following positions: President of Behringer Securities; Chief Operating Officer, Chief Legal Officer and Secretary of Behringer Harvard Holdings and Behringer Harvard Partners; and Executive Vice President – Corporate Development and Legal and Secretary of Behringer Development, Harvard Property Trust, LLC, IMS and HPT Management.

For over 17 years, Mr. Reihsen's business and legal background has centered on sophisticated financial and transactional matters, including commercial real estate transactions, real estate partnerships, and public and private securities offerings. For the period from 1985 to 2000, Mr. Reihsen practiced as an outside corporate securities attorney. After serving from 1986 to 1995 in the corporate department of Gibson, Dunn & Crutcher, a leading international commercial law firm, Mr. Reihsen established his own firm, Travis & Reihsen, where he served as a corporate/securities partner until 1998. In 1998, Mr. Reihsen became the lead partner in the corporate/securities section of the law firm Novakov Davis, where he served until 2000. In 2000, he practiced law as a principal of Block & Balestri, a corporate and securities law firm. In 2000 and 2001, Mr. Reihsen was employed as the Vice President – Corporate Development and Legal of Xybridge Technologies, Inc., a telecommunications software company that Mr. Reihsen helped guide through venture funding, strategic alliances with international telecommunications leaders and its ultimate sale to Zhone Technologies, Inc. Mr. Reihsen holds Series 7, 24, 27 and 63 securities licenses. Mr. Reihsen received a Bachelor of Arts degree, magna cum laude, from the University of Mississippi and a Juris Doctorate degree, cum laude, from the University of Wisconsin.

Gary S. Bresky is the Chief Financial Officer and Treasurer of Behringer Harvard REIT I. Since 2002, Mr. Bresky has served as the Chief Financial Officer and Treasurer of Behringer Advisors. Since 2001, he has served as Chief Financial Officer and Treasurer of Behringer Securities, Behringer Harvard Holdings, Behringer Development, Harvard Property Trust, LLC, and IMS. From their inception in 2001 until February 2003, Mr. Bresky served as Chief Operating Officer, Chief Financial Officer and Treasurer of HPT Management and as Chief Financial Officer, Treasurer and a manager of Behringer Harvard Partners. Currently, Mr. Bresky serves as Chief Financial Officer and Treasurer of HPT Management, and Treasurer and a manager of Behringer Harvard Partners.

Prior to his employment with the Behringer Harvard REIT I, Mr. Bresky served, from 1996 to 2001, as a Senior Vice President of Finance with Harvard Property Trust, Inc. In this capacity, Mr. Bresky was responsible for directing all accounting and financial reporting functions and overseeing all treasury management and banking functions. Mr. Bresky was also integral in analyzing deal and capital structures as well as participating in all major decisions related to any acquisition or sale of assets.

From 1995 until 1996, Mr. Bresky worked in the Real Estate Group at Coopers & Lybrand LLP in Dallas, Texas, where he focused on finance and accounting for both public and private real estate investment trusts. His experience included conducting annual audits, preparing quarterly and annual public securities reporting compliance filings and public real estate securities registration statements for his clients. From 1989 to 1994, Mr. Bresky worked with Ten West Associates, LTD and Westwood Financial Corporation in Los Angeles, California as a real estate analyst and asset manager for two commercial real estate portfolios totaling in excess of $185.0 million. From 1988 until 1989, Mr. Bresky worked as an analysts' assistant for both Shearson-Lehman Bros., Inc. and Hambrecht and Quist Inc. assisting brokers in portfolio management. Mr. Bresky has been active in commercial real estate and related financial activities for over 15 years and holds Series 7, 24, 27 and 63 securities licenses. Mr. Bresky received a Bachelor of Arts degree from the University of California – Berkeley and a Masters of Business Administration degree from the University of Texas.

M. Jason Mattox is the Senior Vice President – Asset Acquisition and Management of Behringer Harvard REIT I. Since 2002, Mr. Mattox has served as a Vice President of Behringer Advisors LP. Since 2001, he has served as a Vice President of Behringer Securities. From their inception in 2001 until February 2003, Mr. Mattox served as Vice President of Behringer Harvard Holdings, Behringer Development, Harvard Property Trust, LLC, Behringer Harvard Partners, IMS and HPT Management. Currently, Mr. Mattox serves as Senior Vice President – Asset Acquisition and Management of Behringer Harvard Holdings, Harvard Property Trust, LLC and HPT Management, and Vice President and Secretary of Behringer Securities.

From 1997 until joining Behringer Harvard REIT I in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over 1.0 million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships.

Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox formerly was a member of the National Association of Real Estate Investment Trusts and the Texas Association of Builders. Mr. Mattox has been active in commercial real estate and related financial activities for over six years and holds Series 7, 24 and 63 securities licenses. Mr. Mattox received a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

Douglas L. Courtney is a director of Behringer Harvard REIT I. Mr. Courtney has over 27 years of experience in real estate lending and has been involved in the refinancing of over $1.5 billion in commercial real estate. Mr. Courtney is a founding principal in iCap Realty Advisors, LLC, a national mortgage banking and property brokerage firm with 17 offices throughout the United States. From April 1988 until founding iCap Realty Advisors in January 2001, Mr. Courtney was a founding principal in The Wyndam Group, Inc., a regional mortgage banking and property brokerage firm. Mr. Courtney received a Bachelor of Arts degree from the University of Texas – Arlington.

Charles G. Dannis is an independent director of Behringer Harvard REIT I. Mr. Dannis has been a commercial real estate appraiser and consultant since 1972. Mr. Dannis co-founded the firm Crosson Dannis, Inc., a real estate consulting firm, in 1977 and has been employed by such firm since that time. He is currently Chairman of the Appraisal Institute's Symposium Committee and member of its Research Committee. He is past Chairman, Treasurer and Member of the Board of the National Council of Real Estate Investment Fiduciary's Valuation Committee. He has been an active member of the Pension Real Estate Association, American Real Estate Society and Urban Land Institute. Mr. Dannis holds a Bachelor of Business Administration degree from Southern Methodist University (SMU). Since 1988, he has been an adjunct professor/lecturer in Real Estate and Urban Land Economics in the Cox School of Business at SMU in both the undergraduate and graduate schools. Mr. Dannis is also an award-winning teacher for the Mortgage Bankers Association of America School of Mortgage Banking. Mr. Dannis received a Bachelor of Business Administration degree from Southern Methodist University.

Jon L. Dooley is an independent director of Behringer Harvard REIT I. Mr. Dooley joined Trammell Crow Company, a New York Stock Exchange listed diversified commercial real estate company, in 2002 as a Senior Vice President in its National Accounts Group. For the 13 years prior to joining Trammell Crow Company, Mr. Dooley held various senior management positions with Lend Lease, a leading real estate pension manager and advisor in the United States, and Equitable Real Estate Investment Management, Inc. (acquired by Lend Lease). In 1997, Mr. Dooley became a principal with Lend Lease. Mr. Dooley served as a Senior Vice President of Asset Management from 1996 to 1997, as a Vice President of Asset Management from 1991 to 1996 and a Director of Asset Management from 1987 to 1991 with Equitable Real Estate. Mr. Dooley has over 25 years of commercial real estate experience. Mr. Dooley received a Bachelor of Business Administration degree from Southern Methodist University.

Charles B. Nolen is an independent director of Behringer Harvard REIT I. Since 1999, Mr. Nolen has been an independent consultant, providing consulting services primarily to Lend Lease. Mr. Nolen's responsibilities also include asset management of a $70 million portfolio for a pension fund client. From 1989 to 1999, Mr. Nolen was Vice President with Lend Lease. There he conducted or supervised the valuation of a $3.5 billion portfolio consisting of industrial properties, real properties, apartments, convention hotels, office buildings, parking garages, developable land and special use projects. Prior to that, he worked with Cushman & Wakefield of Texas, Inc., a Dallas real estate firm, where he was responsible for valuation of commercial real estate. Mr. Nolen is a certified public accountant, a licensed real estate broker and a state-certified general real estate appraiser. Mr. Nolen received a Bachelor of Business Administration degree and a Bachelor of Arts degree from Texas Tech University.

Compensation of Directors

We pay each of our directors who are not employees of Behringer Harvard REIT I or Behringer Advisors or their affiliates $500 per month plus $250 for each board meeting the director attends. In addition, we have reserved 1,000,000 shares of common stock for future issuance upon the exercise of stock options granted to the non-employee directors pursuant to our Director Option Plan (as defined below). We intend to grant to each of our non-employee directors an option to purchase 3,000 shares of common stock at $12.00 per share as of election as a director and upon each reelection as a director. The options become exercisable after the first anniversary of a director's appointment or reelection as a director, as the case may be. We have also reserved 1,000,000 shares of common stock for future issuance upon the exercise of warrants to be granted to the non-employee directors pursuant to our Director Warrant Plan (as defined below). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also an employee of Behringer Harvard REIT I or Behringer Advisors or their affiliates, we do not pay compensation for services rendered as a director.

Non-Employee Director Stock Option Plan

The Behringer Harvard REIT I Non-Employee Director Stock Option Plan (Director Option Plan) was approved by our board of directors and stockholders on June 26, 2002. As of February 19, 2003, no options had been granted under such plan. A total of 1,000,000 shares have been authorized and reserved for issuance under our Director Option Plan.

The purpose of our Director Option Plan is to promote our interests by providing directors who are not employees of Behringer Harvard REIT I or Behringer Advisors or their affiliates the opportunity to purchase our shares in order to attract and retain these directors. Options granted under our Director Option Plan provide these directors with an incentive to increase the value of our shares and a stake in our future that corresponds to the stake of each of our stockholders.

Our Director Option Plan is administered by our board of directors, which may delegate such authority to the compensation committee of the board. The Director Option Plan authorizes our board of directors to grant non-qualified stock options to selected members of our board of directors who are not employees of Behringer Harvard REIT I or Behringer Advisors or their affiliates subject to the absolute discretion of the board and the applicable limitations of the Director Option Plan. We intend to grant options under our Director Option Plan to each qualifying director annually. The initial option grant generally will be made on the date the qualifying director first becomes a director, unless such grant would cause the director to exceed the 10.0% ownership limit described below in the section captioned "– Provisions Applicable to Our Director Option Plan, Director Warrant Plan and Employee Option Plan," in which case the grant will be delayed. Annual grants are expected to be made on the date of each annual stockholder meeting in which the respective non-employee director is re-elected. The exercise price for the options granted under our Director Option Plan initially will be $12.00 per share. It is intended that the exercise price for future options granted under our Director Option Plan will be at least 120.0% of the fair market value of our common stock as of the date that the option is granted.

Options granted under our Director Option Plan will be evidenced by a stock option agreement, which will contain such terms and provisions as our board of directors shall deem appropriate except as otherwise specified in the Director Option Plan. Although as of this date we have not granted any options under our Director Option Plan, we currently intend that options granted under the Director Option Plan will become exercisable on the later of (i) the day following the termination of this offering or (ii) the first anniversary of the date of grant. Options granted under our Director Option Plan will lapse and no longer be exercisable on the first to occur of (1) the fifth anniversary of the date they are granted, (2) immediately following the date the director ceases to be a director for cause, (3) three months following the date the director ceases to be a director for any reason other than for cause or as a result of death or disability, or (4) one year following the date the director ceases to be a director by reason of death or disability. Options granted under the Director Option Plan may be exercised by payment of cash or through the delivery of shares of our common stock with a fair market value equal to the exercise price to be paid. No options issued under our Director Option Plan may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

An option issued under our Director Option Plan will not be transferable or assignable except by will or by the laws of descent and distribution, and, unless otherwise provided in the option agreement, an option may also be transferred by an option holder as a bona fide gift (i) to a spouse, lineal descendant or lineal ascendant, siblings and children by adoption, (ii) to a trust for the sole benefit of one or more individuals described in clause (i), or (iii) to a partnership of which the only partners are one or more individuals described in clause (i). In the event that an option holder is incapacitated and unable to exercise the option, such option may be exercised by such option holder's legal guardian, legal representative, or other representative whom our board of directors deems appropriate based on applicable facts and circumstances.

Non-Employee Director Warrant Plan

The Behringer Harvard REIT I Non-Employee Director Warrant Plan (Director Warrant Plan) was approved by our board of directors and stockholders on June 26, 2002. A total of 1,000,000 shares of our common stock have been authorized and reserved for issuance under our Director Warrant Plan.

The purpose of our Director Warrant Plan is to promote our interests by encouraging our directors who are not employees of Behringer Harvard REIT I or Behringer Advisors or their affiliates to purchase shares by providing an incentive to increase the value of our shares and a stake in our future that corresponds to the stake of each of our stockholders.

Our Director Warrant Plan is administered by our board of directors, who may delegate such authority to a committee of the board. The Director Warrant Plan provides for the issuance of warrants to purchase shares of our common stock to non-employee directors based on the number of shares of common stock that they purchase during a purchase period that begins on the effective date of the Director Warrant Plan and ends on the earlier of (1) the termination of the Director Warrant Plan by action of our board of directors or otherwise, or (2) 5:00 p.m. EST on the date of listing of our shares on a national securities exchange. Under the Director Warrant Plan, each director who is not an employee of Behringer Harvard REIT I or Behringer Advisors or their affiliates will automatically receive a warrant to purchase one share of our common stock for every 25 shares of our common stock that he or she purchases during the purchase period. The exercise price of the warrants will initially be $12.00 per share, and thereafter the exercise price shall be equal to 120.0% of the fair market value of the common stock.

Warrants granted under our Director Warrant Plan will be evidenced by a stock warrant agreement, and shall contain such terms and provisions as our board of directors deem appropriate except as otherwise specified in our Director Warrant Plan. Although as of this date we have not granted any warrants under our Director Warrant Plan, we currently intend that warrants granted under our Director Warrant Plan will be immediately exercisable and will lapse and no longer be exercisable on the first to occur of (1) the fifth anniversary of the date they are granted, (2) immediately following the date the director ceases to be a director for cause, or (3) one year following the date the director ceases to be a director for any other reason (including death or disability). Warrants granted under the Director Warrant Plan may be exercised by payment of cash, through the delivery of shares of common stock with a fair market value equal to the exercise price to be paid, or by a combination of both. No warrants issued under the Director Warrant Plan may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

2002 Employee Stock Option Plan

The Behringer Harvard REIT I 2002 Employee Stock Option Plan (Employee Option Plan) was approved by our board of directors and stockholders on June 26, 2002. A total of 10,000,000 shares have been authorized and reserved for issuance under our Employee Option Plan, and as of February 19, 2003, no options have been granted pursuant to our Employee Option Plan.

The purpose of our Employee Option Plan is to enable us and our advisor, Behringer Advisors, and our property manager, HPT Management, to obtain or retain the services of employees considered essential to our long-term success by offering such employees an opportunity to participate in our growth through ownership of our common stock.

Our Employee Option Plan is administered by our board of directors, who may delegate such authority to the compensation committee of the board. Our Employee Option Plan authorizes the board to grant incentive stock options, if applicable, and/or non-qualified stock options to selected employees of Behringer Harvard REIT I, of Behringer Advisors and/or of HPT Management, subject to the absolute discretion of a committee authorized by the board of directors or board of directors and the applicable limitations of our Employee Option Plan. The exercise price for the options granted under our Employee Option Plan initially will be $12.00 per share, and the exercise price for future options granted under our Employee Option Plan will be no less than 120.0% of the fair market value of the common stock.

Options granted under our Employee Option Plan will be evidenced by a stock option agreement, which shall contain such terms and provisions as our board of directors deems appropriate except as otherwise specified in our Employee Option Plan. Our board of directors shall set the period during which the right to exercise an option vests in the holder of the option. Although as of this date we have not granted any options under our Employee Option Plan, we currently intend that options granted under our Employee Option Plan will become exercisable on the later of (i) the day following the termination of this offering, or (ii) the first anniversary of the date of grant. Options granted under our Employee Option Plan will lapse and no longer be exercisable on the first to occur of (1) the fifth anniversary of the date they are granted, (2) immediately following the date the employee ceases to be an employee for cause, (3) three months following the date the employee ceases to be a employee for any reason other than cause or death or disability, or (4) one year following the date the employee ceases to be an employee by reason of death or disability. Options granted under our Employee Option Plan may be exercised by payment of cash, through the delivery of shares of common stock with a fair market value equal to the exercise price to be paid, or by a combination of both. No options issued under our Employee Option Plan may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

An option issued under our Employee Option Plan will not be transferable or assignable except by will or by the laws of descent and distribution unless otherwise provided in the option agreement. Unless the option is an incentive stock option, an option may also be transferred by an option holder as a bona fide gift (i) to a spouse, lineal descendant or lineal ascendant, siblings and children by adoption, (ii) to a trust for the sole benefit of one or more individuals described in clause (i), or (iii) to a partnership of which the only partners are one or more individuals described in clause (i). In the event that an option holder is incapacitated and unable to exercise the option, such option may be exercised by such option holder's legal guardian, legal representative, or other representative whom our board of directors deems appropriate based on applicable facts and circumstances.

Provisions Applicable to Our Director Option Plan, Director Warrant Plan and Employee Option Plan

In no event shall an option or warrant be granted to a director or executive officer if the shares available for purchase subject to such grant, when added to all other shares available for purchase and all other shares purchased pursuant to other issued and outstanding options or warrants, would exceed 10.0% of the issued and outstanding shares of common stock determined as of the date of grant of such option or warrant. Except as otherwise provided in an option agreement or a warrant agreement, if a change of control occurs and the agreements effectuating the change of control do not provide for the assumption or substitution of all options and/or warrants granted under our Director Option Plan, Director Warrant Plan or Employee Option Plan, as applicable, options and warrants granted under the non-assumed plans shall terminate and be forfeited immediately upon the occurrence of the change of control. However, the board in its sole and absolute discretion, may, with respect to any or all of such options or warrants, take any or all of the following actions to be effective as of the date of the change of control (or as of any other date fixed by the board occurring within the 30-day period immediately preceding the date of the change of control, but only if such action remains contingent upon the change of control), such date being referred to herein as the "Action Effective Date":

- accelerate the vesting and/or exercisability of the non-assumed option or warrant; and/or

- unilaterally cancel such non-assumed option or warrant in exchange for:

  – whole and/or fractional shares (or for whole shares and cash in lieu of any fractional share) or whole and/or fractional shares of a successor (or for whole shares of a successor and cash in lieu of any fractional share) which, in the aggregate, are equal in value to the excess of the fair market value of the shares that could be purchased subject to such non-assumed option or warrant determined as of the Action Effective Date (taking into account vesting) over the aggregate exercise price for such shares; or

  – cash or other property equal in value to the excess of the fair market value of the shares that could be purchased subject to such non-assumed option or warrant determined as of the Action Effective Date (taking into account vesting) over the aggregate exercise price for such shares; and/or,

- unilaterally cancel such non-assumed option or warrant after providing the holder of such option or warrant with (1) an opportunity to exercise such non-assumed option or warrant to the extent vested within a specified period prior to the date of the change of control, and (2) notice of such opportunity to exercise prior to the commencement of such specified period.

If the number of our outstanding shares is changed into a different number or kind of shares or securities through a reorganization or merger in which we are the surviving entity, or through a combination, recapitalization or otherwise, an appropriate adjustment will be made in the number and kind of shares that may be issued pursuant to exercise of options or warrants granted under our Director Option Plan, Director Warrant Plan or Employee Option Plan. A corresponding adjustment to the exercise price of such options granted prior to any change will also be made. Any such adjustment, however, will not change the total payment, if any, applicable to the portion of the options or warrants not exercised, but will change only the exercise price for each share.

Fair market value for purposes of our Director Option Plan, Director Warrant Plan and Employee Option Plan is defined generally to mean:

- the average closing sale price for the five consecutive trading days ending on such date, if the shares are traded on a national stock exchange;

- the average of the high bid and low asked prices on such date, if the shares are quoted on the Nasdaq Stock Market;

- the per share offering price of our common stock, if there is a current public offering and the shares are not traded or listed as provided above; or

- the fair market value as determined by our board of directors.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

We are permitted to limit the liability of our directors, officers, employees and other agents, and to indemnify them, only to the extent permitted by Maryland law and the NASAA REIT Guidelines.

Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law. Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law allows directors and officers to be indemnified against judgments, penalties, fines, settlements and expenses actually incurred in a proceeding unless the following can be established:

- an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

- the director or officer actually received an improper personal benefit in money, property or services;

- with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful; or

- in a proceeding by us or on our behalf, the director or officer was adjudged to be liable to us.

This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit the stockholders' ability to obtain injunctive relief or other equitable remedies for a violation of a director's or an officer's duties to us, although the equitable remedies may not be an effective remedy in some circumstances.

In addition to the above provisions of the Maryland General Corporation Law, and as set forth in the NASAA REIT Guidelines, our charter further limits our ability to indemnify our directors, our officers, our employees, our agents, Behringer Advisors and its affiliates for losses arising from our operation by requiring that the following additional conditions are met:

- the directors, Behringer Advisors or its affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

- the directors, Behringer Advisors or its affiliates were acting on our behalf or performing services for us;

- in the case of non-independent directors, Behringer Advisors or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification;

- in the case of independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification; and

- the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the stockholders.

We have agreed to indemnify and hold harmless Behringer Advisors and its affiliates performing services for us from specific claims and liabilities arising out of the performance of its obligations under the advisory agreement. As a result, our stockholders and we may be entitled to a more limited right of action than they and we would otherwise have if these indemnification rights were not included in the advisory agreement.

The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the officers and directors.

The Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act of 1933, as amended (Securities Act), is against public policy and unenforceable. Indemnification of the directors, officers, employees, agents, Behringer Advisors or its affiliates and any persons acting as a broker-dealer will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

- there has been a successful adjudication on the merits of each count involving alleged securities law violations;

- such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

- a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which our securities were offered as to indemnification for violations of securities laws.

Our charter provides that the advancement of our funds to our directors, officers, employees, agents, advisor or affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of us; (ii) our directors, officers, employees, agents, advisor or affiliates provide us with written affirmation of their good faith belief that they have met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or, if the legal action is initiated by a stockholder acting in his or her capacity as such, a court of competent jurisdiction specifically approves such advancement; and (iv) our directors, officers, employees, agents, advisor or affiliates agree in writing to repay the advanced funds to us together with the applicable legal rate of interest thereon, in cases in which such directors, officers, employees, agents, advisor or affiliates are found not to be entitled to indemnification.

Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuits, provided that a court either:

- approves the settlement and finds that indemnification of the settlement and related costs should be made; or

- dismisses with prejudice or there is a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court approves the indemnification.

The Advisor

Our advisor is Behringer Advisors. Some of our officers and directors are also officers and directors of Behringer Advisors. Behringer Advisors has contractual responsibility to us and our stockholders pursuant to the advisory agreement.

The directors and executive officers of Behringer Advisors are as follows:

Name	Age	Position
Robert M. Behringer	54	President
Robert S. Aisner	56	Chief Operating Officer
Gerald J. Reihsen, III	43	Executive Vice President – Corporate Development and Legal and Secretary
Gary S. Bresky	36	Chief Financial Officer and Treasurer
M. Jason Mattox	27	Senior Vice President – Asset Acquisition and Management

The backgrounds of Messrs. Behringer, Aisner, Reihsen, Bresky and Mattox are described in the "– Executive Officers and Directors" section above.

Behringer Advisors employs personnel, in addition to the directors and executive officers listed above, who have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by us.

The Advisory Agreement

Many of the services to be performed by Behringer Advisors in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions that Behringer Advisors will perform for us as our advisor, and it is not intended to include all of the services that may be provided to us by third parties. Under the terms of the advisory agreement, Behringer Advisors undertakes to use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our board of directors. In its performance of this undertaking, Behringer Advisors, either directly or indirectly by engaging an affiliate, shall, subject to the authority of the board:

- find, evaluate, present and recommend to us investment opportunities consistent with our investment policies and objectives;

- structure the terms and conditions of transactions pursuant to which acquisitions of properties and other investments will be made;

- acquire properties and make and invest in mortgage loans and other investments on our behalf in compliance with our investment objectives and policies;

- arrange for financing and refinancing of properties and other investments;

- enter into leases and service contracts for the properties and other investments acquired; and

- service or enter into contracts for servicing our mortgage loans.

The term of the current advisory agreement ends on its first anniversary and may be renewed for an unlimited number of successive one-year periods. It will be the duty of our board of directors to evaluate the performance of our advisor before entering into or renewing an advisory agreement. The criteria used in such evaluation will be reflected in the minutes of such meeting. Our advisory agreement will automatically terminate upon any listing of our shares on a national securities exchange or quotation on the Nasdaq Stock Market. In addition, either party may terminate the advisory agreement immediately upon a change of control of us, or upon 60 days' written notice without penalty. If we elect to terminate the agreement, we must obtain the approval of a majority of our independent directors. In the event of the termination of our advisory agreement, our advisor is required to cooperate with us and take all reasonable steps requested by us to assist our board of directors in making an orderly transition of the advisory function.

Behringer Advisors and its officers, employees and affiliates expect to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the advisory agreement, Behringer Advisors must devote sufficient resources to our administration to discharge its obligations.

Behringer Advisors may assign the advisory agreement to an affiliate upon approval of a majority of our independent directors. We may assign or transfer the advisory agreement to a successor entity.

Behringer Advisors may not make any acquisition of property, finance any such acquisition or make or invest in any mortgage loan or other investment on our behalf without the prior approval of our board of directors, including a majority of our independent directors. The actual terms and conditions of transactions involving our investments will be determined in the sole discretion of Behringer Advisors, subject at all times to such board approval.

We will reimburse Behringer Advisors for all of the costs it incurs in connection with the services it provides to us, including, but not limited to:

- organization and offering expenses in an amount up to 2.5% of gross offering proceeds, which include actual legal, accounting, printing and expenses attributable to preparing the registration statement, qualification of the shares for sale in the states and filing fees incurred by Behringer Advisors or its affiliates, as well as reimbursements for marketing, salaries and direct expenses of their employees while engaged in registering and marketing the shares and other marketing and organization costs, other than selling commissions and the dealer manager fee;

- the actual cost of goods, services and materials used by us and obtained from entities not affiliated with Behringer Advisors, including brokerage fees paid in connection with the purchase and sale of securities; and

- acquisition expenses, which are defined to include expenses related to the selection and acquisition of properties and making and investing in mortgage loans, in an amount equal to 0.5% of the contract purchase price of each asset or, with respect to the making of a mortgage loan, up to 0.5% of the funds advanced.

Generally, we will not reimburse our advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four immediately preceding fiscal quarters exceed the greater of: (i) 2.0% of our average invested assets for that period, or (ii) 25.0% of our net income, before any additions to or allowances for reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for that period. To the extent we may already have reimbursed our advisor for such excess operating expenses, our advisor will be required to repay such amount to us. However, to the extent that operating expenses payable or reimbursable by us exceed this limit and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient, Behringer Advisors may be reimbursed in future years for the full amount of the excess expenses, or any portion thereof, but only to the extent the reimbursement would not cause our operating expenses to exceed the limitation in any year. Within 60 days after the end of any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, the stockholders will receive a written disclosure, together with an explanation of the factors the independent directors considered in arriving at the conclusion that the excess expenses were justified. If the independent directors do not determine that such excess expenses were justified, Behringer Advisors will reimburse us, at the end of the 12-month period, the amount by which the aggregate expenses exceeded the limitation. We will not reimburse Behringer Advisors or its affiliates for services for which Behringer Advisors or its affiliates are entitled to compensation in the form of a separate fee.

Behringer Advisors will be paid fees in connection with services provided to us. Behringer Advisors generally will be entitled to receive all accrued but unpaid compensation and expense reimbursements from us in cash within 30 days of the date of termination of the advisory agreement and, in some circumstances, will also be paid either a listing fee or a performance fee from future net proceeds from the disposition of our assets. See "– Management Compensation" below.

Stockholdings

Immediately before this offering, Behringer Harvard Holdings owned all of our shares of common stock. These 20,000 shares of Behringer Harvard REIT I for which it contributed $200,000 were acquired in our initial formation. Our subsidiary, BHR Partners, owns 17,000 limited partnership units of Behringer Harvard OP I, our operating partnership, for which it has contributed $170,000 and which constitutes 99.9% of the limited partner units outstanding as of the date of this prospectus. Behringer Harvard Holdings and BHR Partners may not sell any of these securities during the period Behringer Advisors serves as our advisor, except for sales to their affiliates. In addition, any resale of these securities and the resale of any such securities which may be acquired by our affiliates are subject to the provisions of Rule 144 promulgated under the Securities Act, which rule limits the number of shares that may be sold at any one time and the manner of such resale. Although Behringer Harvard Holdings and its affiliates are not prohibited from acquiring additional shares, it has no options or warrants to acquire any additional shares and has no current plans to acquire additional shares. Behringer Harvard Holdings has agreed to abstain from voting any shares it now owns or hereafter acquires in any vote for the election of directors subsequent to the initial acceptance of subscriptions for the purchase of shares in this offering or any vote regarding the approval or termination of any contract with Behringer Advisors or any of its affiliates. For a more general discussion of Behringer Harvard OP I, see the section of this prospectus captioned "The Operating Partnership Agreement."

Affiliated Companies

Property Manager

Our properties will be managed and leased initially by HPT Management, our property manager. IMS is the sole general partner, and Behringer Harvard Partners is the sole limited partner, of HPT Management, and Behringer Harvard Holdings is the sole owner of each of IMS and Behringer Harvard Partners. Mr. Behringer is the Chief Executive Officer of each of Behringer Harvard Holdings, IMS, Behringer Harvard Partners and HPT Management and the sole manager of IMS and Behringer Harvard Partners. See "Conflicts of Interest." The principal officers of HPT Management are as follows:

Name	Age	Positions
Robert M. Behringer	54	Chief Executive Officer
Robert S. Aisner	56	President
Gerald J. Reihsen, III	43	Executive Vice President – Corporate Development and Legal and Secretary
Gary S. Bresky	36	Chief Financial Officer and Treasurer
M. Jason Mattox	27	Senior Vice President – Asset Acquisition and Management
Jay R. Verdoorn	42	Director – Management Services

HPT Management is engaged in the business of real estate management. It was organized and commenced active operations in 2001 to lease and manage real estate projects, including projects that Behringer Advisors and its affiliates operate or in which they own an interest. As of December 31, 2002, HPT Management was managing in excess of 580,000 square feet of office buildings for real estate programs sponsored by Mr. Behringer. We will pay HPT Management property management fees of 3.0% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the geographic location of the property. Our advisor will promulgate leasing guidelines for use by HPT Management in evaluating prospective tenants and lease terms for our properties. HPT Management will have the authority to enter into leases for our properties consistent with these guidelines without the requirement to obtain further approval of our advisor or board of directors.

In the event that HPT Management assists a tenant with tenant improvements, a separate construction management fee may be charged to the tenant and paid by the tenant. This fee will not exceed 5.0% of the cost of the tenant improvements.

HPT Management may subcontract on-site property management to other management companies which will also be authorized to lease our properties consistent with the leasing guidelines promulgated by our advisor. In any event, HPT Management will directly manage all financial aspects of property management. To the extent HPT Management directly performs on-site management, it will hire, direct and establish policies for employees who will have direct responsibility for such property's operations, including resident managers and assistant managers, as well as building and maintenance personnel. For any properties for which the on-site management is subcontracted, HPT Management will approve all personnel of such subcontractor and establish policies for such properties' operations. Some or all of the other employees may be employed on a part-time basis and may also be employed by one or more of:

- HPT Management;

- partnerships organized by HPT Management and its affiliates; and

- other persons or entities owning properties managed by HPT Management.

HPT Management will also direct the purchase of equipment and supplies and will supervise all maintenance activity.

The management fees to be paid to HPT Management will cover, without additional expense to us, the property manager's general overhead costs such as its expenses for rent and utilities. Our property management agreement with HPT Management has an initial term of three years and is subject to successive three-year renewals, unless HPT Management provides written notice of its intent to terminate 30 days prior to the expiration of the initial or renewal term. We may also terminate the agreement upon 30 days prior written notice in the event of willful misconduct, gross negligence or deliberate malfeasance by the property manager.

The principal office of HPT Management is located at 1323 North Stemmons Freeway, Suite 204, Dallas, Texas 75207.

Dealer Manager

Behringer Securities, our dealer manager, is a member firm of the National Association of Securities Dealers, Inc. (NASD). Behringer Securities was organized in December 2001 for the purpose of participating in and facilitating the distribution of securities of Behringer Harvard programs.

Behringer Securities will provide certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. It may also sell a limited number of shares at the retail level. No additional fees beyond the dealer manager fee of 2.5% of the gross proceeds of this offering will be paid to Behringer Securities for wholesaling services. With respect to purchases under our dividend reinvestment plan, Behringer Securities has agreed to reduce its dealer manager fee to 1.0%. See "– Management Compensation" below and "Plan of Distribution."

Harvard Property Trust, LLC (which is not related to Harvard Property Trust, Inc., the recently liquidated REIT founded by Mr. Behringer) is the sole general partner, and Behringer Harvard Partners is the sole limited partner, of Behringer Securities, and Behringer Harvard Holdings is the sole owner of each of Harvard Property Trust, LLC and Behringer Securities. Mr. Behringer is the Chief Executive Officer of each of Harvard Property Trust, LLC, Behringer Harvard Partners and Behringer Securities and the sole manager of Behringer Harvard Partners. See "Conflicts of Interest." The principal officers of Behringer Securities are as follows:

Name	Age	Positions
Robert M. Behringer	54	Chief Executive Officer
Gerald J. Reihsen, III	43	President
Jeffrey S. Schwaber	40	Executive Vice President – National Sales Director
Gary S. Bresky	36	Chief Financial Officer and Treasurer
M. Jason Mattox	27	Vice President and Secretary

Management Decisions

The primary responsibility for the management decisions of Behringer Advisors and its affiliates, including the selection of investment properties to be recommended to our board of directors, the negotiation for these investments, and the property management and leasing of these investment properties will reside with Robert M. Behringer, Robert S. Aisner, Gerald J. Reihsen, III and Gary S. Bresky. Behringer Advisors seeks to invest in commercial properties that satisfy our investment objectives, typically institutional quality office and other commercial properties in highly desirable locations in markets with barriers to entry and limited potential for new development. Our board of directors, including a majority of our independent directors, must approve all acquisitions of real estate properties.

Management Compensation

Although we have executive officers who will manage our operations, we do not have any paid employees. We will pay each of our non-employee directors $500 per month plus $250 for each board and committee meeting the director attends. See the "– Compensation of Directors" section above. The following table summarizes and discloses all of the compensation and fees, including reimbursement of expenses, to be paid by us to Behringer Advisors and its affiliates during the various phases of our organization and operation.

Type of Compensation	Form of Compensation	Estimated $$ for Minimum / Maximum Offering (1)
Offering Stage		
Selling Commissions – Behringer Securities	Up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Behringer Securities intends to reallow 100.0% of commissions earned to participating broker-dealers.	$175,000/$61,600,000
Dealer Manager Fee – Behringer Securities	Up to 2.5% of gross offering proceeds (1.0% for dividend reinvestment plan purchases) before reallowance to participating broker-dealers. Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 1.5% of the gross offering proceeds to such participating broker-dealers as marketing fees, including bona fide conference fees incurred, and due diligence expense reimbursement.	$62,500/$20,800,000
Reimbursement of Organization and Offering Expenses – Behringer Advisors or its affiliates (2)	Up to 2.5% of gross offering proceeds. All organization and offering expenses (excluding selling commissions and the dealer manager fee) will be advanced by Behringer Advisors or its affiliates and reimbursed by us up to 2.5% of gross offering proceeds.	$62,500/$22,000,000
Acquisition and Development Stage		
Acquisition and Advisory Fees – Behringer Advisors or its affiliates (3) (4)	3.0% of the contract purchase price of each asset for the acquisition, development or construction of real property or, with respect to any mortgage loan, 3.0% of the funds advanced in respect of a mortgage. Any portion of the fee may be deferred and paid in a subsequent year.	$63,158/$22,266,028(5)
Acquisition Expenses – Behringer Advisors or its affiliates (3) (4)	Up to 0.5% of the contract purchase price of each asset or, with respect to a mortgage, up to 0.5% of the funds advanced, for reimbursement of expenses related to making such investment, such as legal fees, travel expenses, property appraisals, nonrefundable option payments on property not acquired, accounting fees and title insurance premium expenses.	$10,526/$3,711,005(5)
Operational Stage		
Property Management and Leasing Fees – HPT Management	For the management and leasing of our properties, we will pay HPT Management, our property manager, property management and leasing fees equal to 3.0% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the geographic location of property. Our property manager may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated $$ for Minimum / Maximum Offering (1)
Asset Management Fee – Behringer Advisors or its affiliates (6)	We pay an annual advisor asset management fee of 0.5% of aggregate assets value. The fee is payable monthly in an amount equal to one-twelfth of 0.5% of aggregate assets value as of the last day of the immediately preceding month. Any portion of the asset management fee may be deferred and paid in a subsequent year.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Disposition Fee – Behringer Advisors or its affiliates	If our advisor provides a substantial amount of services, as determined by our independent directors, in connection with the sale of one or more properties, we will pay our advisor an amount not exceeding the lesser of: (A) one-half of the aggregate brokerage commission paid (including the subordinated disposition fee), or (B) 3.0% of the sales price of each property sold, provided that such fee will be subordinated to distributions to investors from sale proceeds of an amount which, together with prior distributions to the investors, will equal (1) 100.0% of their capital contributions plus (2) a 9.0% annual, cumulative, noncompounded return on their capital contributions. Subordinated disposition fees that are not payable at the date of sale, because investors have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Participation in Net Sale Proceeds – Behringer Advisors (7)	After investors have received a return of their net capital contributions and a 9.0% annual, cumulative, noncompounded return, then Behringer Advisors is entitled to receive 15.0% of remaining net sale proceeds. Any such fees that are not paid at the date of sale, because investors have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Incentive Listing Fee – Behringer Advisors (7) (8)	Upon listing our stock on a national securities exchange or quotation on the Nasdaq Stock Market, a fee equal to 15.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 9.0% annual, cumulative, noncompounded return to investors.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Performance Fee (9)	Upon termination of the advisory agreement between us and our advisor, other than termination by us because of a material breach of the advisory agreement by the advisor, a performance fee of 15.0% of the amount, if any, by which (A) our appraised asset value at the time of such termination plus total dividends paid to investors through the termination date exceeds (B) the aggregate capital contributions contributed by investors less distributions from sale proceeds plus payment to investors of a 9.0% annual, cumulative, noncompounded return on capital. No subordinated performance fee will be paid if we have already paid or become obligated to pay the advisor a subordinated incentive listing fee.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.

Type of Compensation	Form of Compensation	Estimated $$ for Minimum / Maximum Offering (1)
Operating Expenses – Behringer Advisors (10)	We will reimburse our advisor for all expenses paid or incurred by our advisor in connection with the services provided to us, subject to the limitation that we will not reimburse for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of our average invested assets, or (ii) 25.0% of our net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.

_____

(1) The estimated maximum dollar amounts are based on the sale of a maximum of 80,000,000 shares to the public at $10 per share and the sale of a maximum of 8,000,000 shares at $10 per share pursuant to our dividend reinvestment plan. The estimated minimum dollar amounts assume no purchases are made under our dividend reinvestment plan.

(2) Organization and offering expenses are only those expenses associated with our organization and this offering. They do not include expenses associated with the organization of our advisor or any other affiliate.

(3) Notwithstanding the method by which we calculate the payment of acquisition and advisory fees and acquisition expenses, as described in the table, the total of all such acquisition and advisory fees and acquisition expenses shall not exceed, in the aggregate, an amount equal to 6.0% of the contract price of all of the properties which we will purchase or, in the case of mortgage loans, 6.0% of the funds advanced, as required by the NASAA REIT Guidelines. However, a majority of our independent directors may approve fees and expenses in excess of this limit if they determine the transaction to be commercially competitive, fair and reasonable to us. Acquisition and advisory fees may be payable subsequent to the date of acquisition of a property in connection with the expenditure of funds, to the extent we capitalize such costs, for development, construction or improvement of a property.

(4) If financings are used to the maximum extent allowed under our charter, then acquisition and advisory fees could be approximately $140,000 if the minimum offering is sold and approximately $49.5 million if the maximum offering is sold. In addition, acquisition expenses could be approximately $23,000 if the minimum offering is sold and approximately $8.3 million if the maximum offering is sold.

(5) Assumes no financing is used to acquire properties or other investments. However, it is our intent to leverage our investments with debt. Therefore, actual amounts are dependent upon the value of our assets as financed and therefore cannot be determined at the present time.

(6) Aggregate assets value will be equal to the aggregate book value of our assets (other than investments in bank accounts, money market funds or other current assets), before depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets, at the date of measurement, except that during such periods in which we are obtaining regular independent valuations of the current value of its net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, aggregate assets value is the greater of (i) the amount determined pursuant to the foregoing or (ii) our assets' aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets.

(7) In the event that our common stock becomes listed and Behringer Advisors receives the subordinated incentive listing fee, as of the date of listing Behringer Advisors will no longer be entitled to any participation in net sale proceeds other than accrued and unpaid amounts.

(8) The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed on a stock exchange. Payment of the subordinated incentive listing fee will be made from the net sales proceeds from our assets as we dispose of them. If this fee is not paid within five years from the date our common stock is listed on a national securities exchange or quoted on the Nasdaq Stock Market, our advisor may elect to convert the balance of the fee, including accrued but unpaid interest, into shares of our common stock.

(9) Payment of the subordinated performance fee will be made from the net sales proceeds from our assets as we dispose of them. If this fee is not paid within five years from the date the advisor agreement is terminated, our

advisor may elect to convert the balance of the fee, including accrued but unpaid interest, into shares of our common stock.

(10) The average invested assets will equal the average of the aggregate book value of our assets, computed by taking the average of such values at the end of each month during the period specified. However, if during the periods in which we are obtaining regular independent valuations of our assets for ERISA purposes, our average invested assets will equal the greater of the amount determined pursuant to the foregoing or the aggregate valuation established by the most recent valuation report without reduction for depreciation, bad debts or other non-cash reserves and without reduction for any debt relating to such assets.

Our independent directors will determine, from time to time but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be reflected in the minutes of our board of directors. Our independent directors shall also supervise the performance of our advisor and the compensation that we pay to it to determine that the provisions of our advisory agreement are being carried out. Each such determination will be recorded in the minutes of our board of directors and based on the factors set forth below and other factors that the independent directors deem relevant:

- the size of the advisory fee in relation to the size, composition and profitability of our portfolio;

- the success of Behringer Advisors in generating opportunities that meet our investment objectives;

- the rates charged to other REITs, especially similarly structured REITs, and to investors other than REITs by advisors performing similar services;

- additional revenues realized by Behringer Advisors through their relationship with us;

- the quality and extent of service and advice furnished by Behringer Advisors;

- the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

- the quality of our portfolio in relationship to the investments generated by Behringer Advisors for the account of other clients.

Since Behringer Advisors and its affiliates are entitled to differing levels of compensation for undertaking different transactions on our behalf such as the property management fees for operating our properties and the subordinated participation in net sale proceeds, our advisor has the ability to affect the nature of the compensation it receives by undertaking different transactions. However, Behringer Advisors is obligated to exercise good faith and integrity in all its dealings with respect to our affairs pursuant to the advisory agreement. See "– The Advisory Agreement" section above. Because these fees or expenses are payable only with respect to certain transactions or services, they may not be recovered by Behringer Advisors or its affiliates by reclassifying them under a different category.

STOCK OWNERSHIP

The following table shows, as of February 19, 2003, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5.0% of the outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned(1)	
	Number of Shares of Common Stock	Percentage of Class
Behringer Harvard Holdings, LLC .... 1323 North Stemmons Freeway, Suite 200, Dallas, Texas 75207	20,000	100%
Robert M. Behringer (2) .... 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207	20,000	100%
Robert S. Aisner (3).. 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207	–	–
Gerald J. Reihsen, III (4) .... 1323 North Stemmons Freeway, Su ite 210, Dallas, Texas 75207	–	–
Gary S. Bresky (5)... 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207	–	–
M. Jason Mattox(6) .... 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207	–	–
Douglas L. Courtney.. 5335 Spring Valley Road, Dallas, Texas 75254	–	–
Charles G. Dannis .... 8150 North Central Expressway, Suite 950, Dallas, Texas 75206	–	–
Jon L. Dooley .... 2001 Ross Avenue, # 3400, Dallas, Texas 75201	–	–
Charles B. Nolen.. 9470 Dartridge, Dallas, Texas 75238	–	–
All directors and executive officers as a group (eight persons)(2).................	20,000	100.0%

_____

(1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding includes (1) 20,000 shares outstanding as of February 19, 2003, and (2) shares issuable pursuant to options held by the respective person or group which may be exercised within 60 days following February 19, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares.

(2) Includes 20,000 shares owned by Behringer Harvard Holdings. As of February 1, 2003, Mr. Behringer controlled the disposition of approximately 67.0% of the outstanding limited liability company interests and the voting of 100.0% of the outstanding limited liability company interests of Behringer Harvard Holdings.

(3) Does not include 20,000 shares owned by Behringer Harvard Holdings, of which Mr. Aisner controls the disposition of 4.0% of the limited liability company interests. Mr. Behringer has the right to vote Mr. Aisner's interest in Behringer Harvard Holdings.

(4) Does not include 20,000 shares owned by Behringer Harvard Holdings, of which Mr. Reihsen controls the disposition of 4.5% of the limited liability company interests. Mr. Behringer has the right to vote Mr. Reihsen's interest in Behringer Harvard Holdings.

(5) Does not include 20,000 shares owned by Behringer Harvard Holdings, of which Mr. Bresky controls the disposition of 3.0% of the limited liability company interests. Mr. Behringer has the right to vote Mr. Bresky's interest in Behringer Harvard Holdings.

(6) Does not include 20,000 shares owned by Behringer Harvard Holdings, of which Mr. Mattox controls the disposition of 1.5% of the limited liability company interests. Mr. Behringer has the right to vote Mr. Mattox's interest in Behringer Harvard Holdings.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with Behringer Advisors, our advisor, and its affiliates, including conflicts related to the arrangements pursuant to which Behringer Advisors and its affiliates will be compensated by us. All of our agreements and arrangements with our advisor and its affiliates, including those relating to compensation, are not the result of arm's-length negotiations. See "Management – Management Compensation." Some of the conflicts of interest in our transactions with our advisor and its affiliates, and the limitations on our advisor adopted to address these conflicts, are described below.

Our advisor and its affiliates will try to balance our interests with their duties to other Behringer Harvard programs. However, to the extent that our advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to you and the value of our stock. In addition, our directors, officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by us and our subsidiaries. For a description of some of the risks related to these conflicts of interest, see the section of this prospectus captioned "Risk Factors – Risks Related to Conflicts of Interest" beginning on page 26.

Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs

Behringer Advisors and its partners, officers, employees or affiliates are advisors or general partners of other Behringer Harvard programs, including partnerships that have investment objectives similar to ours, and we expect that they will organize other such programs in the future. Behringer Advisors and such officers, employees or affiliates have legal and financial obligations with respect to these programs that are similar to their obligations to us. As general partners, they may have contingent liability for the obligations of programs structured as partnerships, which, if such obligations were enforced against them, could result in substantial reduction of their net worth.

Currently, affiliates of Behringer Advisors are sponsoring two public real estate programs, Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I. The registration statement of Behringer Harvard Short-Term Fund I is for the offer and sale to the public of up to 11,000,000 units of limited partnership interest at a price of $10 per unit and the registration statement of Behringer Harvard Mid-Term Fund I is for the offer and sale to the public of up to 44,000,000 units of limited partnership interest at a price of $10 per unit. Behringer Advisors and its affiliates will likely experience conflicts of interest as they simultaneously perform services for us and other Behringer Harvard programs.

In the event that we, or any other Behringer Harvard program or other entity formed or managed by Behringer Advisors or its affiliates, are in the market for investments similar to those we intend to make, Behringer Advisors will review the investment portfolio of each such affiliated entity prior to making a decision as to which Behringer Harvard program will purchase such properties or make or invest in such mortgage loans. See "– Certain Conflict Resolution Procedures" below.

As described in the "Prior Performance Summary," Robert M. Behringer and his affiliates have sponsored other privately offered real estate programs with substantially similar investment objectives as ours, and which are still operating and may acquire additional properties in the future. Conflicts of interest may arise between these entities and us.

Behringer Advisors or its affiliates may acquire, for its own account or for private placement, properties which it deems not suitable for purchase by us, whether because of the greater degree of risk, the complexity of structuring inherent in such transactions, financing considerations or for other reasons, including properties with potential for attractive investment returns.

Other Activities of Behringer Advisors and Its Affiliates

We rely on Behringer Advisors for the day-to-day operation of our business. As a result of the interests of members of its management in other Behringer Harvard programs and the fact that they have also engaged and will continue to engage in other business activities, Behringer Advisors and its affiliates will have conflicts of interest in allocating their time between us and other Behringer Harvard programs and other activities in which they are involved. However, Behringer Advisors believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the Behringer Harvard programs and other ventures in which they are involved.

In addition, each of our executive officers, including Robert M. Behringer, who also serves as the chairman of our board of directors, are also officers of our advisor, our property manager, our dealer manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.

Behringer Advisors or any of its affiliates may temporarily enter into contracts relating to investment in properties all or a portion of which is to be assigned to us prior to closing or may purchase property in their own name and temporarily hold title for us provided that such property or applicable portion thereof is purchased by us at a price no greater than the cost of such property, including acquisition and carrying costs, to Behringer Advisors or the affiliate. Further, Behringer Advisors or such affiliate may not have held title to any such property on our behalf for more than twelve months prior to the commencement of this offering; Behringer Advisors or its affiliates will not sell property to us if the cost of the property exceeds the funds reasonably anticipated to be available for us to purchase any such property; and all profits and losses during the period any such property is held by Behringer Advisors or its affiliates will accrue to us. In no event may we loan funds to Behringer Advisors or any of its affiliates (other than in connection with certain mortgage loans approved by a majority of our independent directors), or enter into agreements with Behringer Advisors or its affiliates for the provision of insurance covering us or any of our properties.

Competition in Acquiring Properties

Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where properties owned by other Behringer Harvard programs are located. In such a case, a conflict could arise in the leasing of properties in the event that we and another Behringer Harvard program were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we and another Behringer Harvard program were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers as well as under other circumstances. Behringer Advisors will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, Behringer Advisors will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Affiliated Dealer Manager

Since Behringer Securities, our dealer manager, is an affiliate of Behringer Advisors, we will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. See "Plan of Distribution."

Affiliated Property Manager

We anticipate that properties we acquire will be managed and leased by HPT Management, our affiliated property manager. Our agreement with HPT Management has a three-year term, which we can terminate only in the event of gross negligence or willful misconduct on the part of HPT Management. We expect HPT Management to also serve as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Management fees to be paid to our property manager are based on a percentage of the rental income received by the managed properties. For a more detailed discussion of the anticipated fees to be paid for property management services, see "Management – Affiliated Companies."

Lack of Separate Representation

Morris, Manning & Martin, LLP acts as counsel to us, Behringer Advisors, Behringer Securities and their affiliates in connection with this offering and may in the future act as counsel to us, Behringer Advisors, Behringer Securities and their affiliates. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. In the event that a dispute were to arise between us, Behringer Advisors, Behringer Securities or any of their affiliates, separate counsel for such matters will be retained as and when appropriate.

Joint Ventures with Affiliates of Behringer Advisors

We expect to enter into joint ventures with other Behringer Harvard programs (as well as other parties) for the acquisition, development or improvement of properties. See "Investment Objectives and Criteria – Joint Venture Investments." Behringer Advisors and its affiliates may have conflicts of interest in determining which Behringer Harvard program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals which are or which may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, Behringer Advisors may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since Behringer Advisors and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers.

Receipt of Fees and Other Compensation by Behringer Advisors and Its Affiliates

A transaction involving the purchase and sale of properties and investments in mortgage loans may result in the receipt of commissions, fees and other compensation by Behringer Advisors and its affiliates, including acquisition and advisory fees, the dealer manager fee, property management and leasing fees, real estate brokerage commissions, loan refinancing fees and participation in nonliquidating net sale proceeds. However, the fees and compensation payable to Behringer Advisors and its affiliates relating to the sale of properties and repayment of principal on mortgages are only payable after the return to the stockholders of their capital contributions plus cumulative returns on such capital. Subject to oversight by our board of directors, Behringer Advisors has considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, Behringer Advisors may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees will generally be payable to Behringer Advisors and its affiliates regardless of the quality of the properties acquired or the services provided to us. See "Management – Management Compensation."

Every transaction that we enter into with Behringer Advisors or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and Behringer Advisors or any of its affiliates. A majority of the independent directors who are otherwise disinterested in the transaction must approve each transaction between us and Behringer Advisors or any of its affiliates as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Certain Conflict Resolution Procedures

In order to reduce or eliminate certain potential conflicts of interest, our charter contains a number of restrictions relating to (1) transactions we enter into with Behringer Advisors and its affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. These restrictions include, among others, the following:

- We will not purchase or lease properties in which Behringer Advisors, any of our directors or any of their respective affiliates has an interest without a determination by a majority of the directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease properties to Behringer Advisors, any of our directors or any of their respective affiliates unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, determines the transaction is fair and reasonable to us.

- We will not make any loans to Behringer Advisors, any of our directors or any of their respective affiliates, except that we may make or invest in mortgage loans involving Behringer Advisors, our directors or their respective affiliates, provided that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved as fair and reasonable to us and on terms no les favorable to us than those available from third parties. In addition, Behringer Advisors, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

- Behringer Advisors and its affiliates shall be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner, subject to the limitation that for any year in which we qualify as a REIT, Behringer Advisors must reimburse us for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the previous fiscal year exceeds the greater of: (i) 2.0% of our average invested assets for that fiscal year, or (ii) 25.0% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for that fiscal year.

- In the event that an investment opportunity becomes available that is suitable, under all of the factors considered by Behringer Advisors, for both us and one or more other entities affiliated with Behringer Advisors and its affiliates, and for which more than one of such entities has sufficient uninvested funds, then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. It shall be the duty of our board of directors, including the independent directors, to insure that this method is applied fairly to us. In determining whether or not an investment opportunity is suitable for more than one program, Behringer Advisors, subject to approval by our board of directors, shall examine, among others, the following factors:

  – the anticipated cash flow of the property to be acquired and the cash requirements of each program;

  – the effect of the acquisition both on diversification of each program's investments by type of property and geographic area and on diversification of the tenants of its properties;

  – the policy of each program relating to leverage of properties;

  – the income tax effects of the purchase to each program;

  – the size of the investment; and

  – the amount of funds available to each program and the length of time such funds have been available for investment.

- If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our board of directors and Behringer Advisors, to be more appropriate for a program other than the program that committed to make the investment, Behringer Advisors may determine that another program affiliated with Behringer Advisors or its affiliates will make the investment. Our board of directors has a duty to ensure that the method used by Behringer Advisors for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is applied fairly to us.

- We will not accept goods or services from Behringer Advisors or its affiliates or enter into any other transaction with Behringer Advisors or its affiliates unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

INVESTMENT OBJECTIVES AND CRITERIA

General

We invest in commercial real estate properties, including properties that have been constructed and have operating histories, are newly constructed or are under development or construction. Our investment objectives are:

- to preserve, protect and return your capital contributions;

- to maximize cash dividends paid to you;

- to realize growth in the value of our properties upon our ultimate sale of such properties; and

- to list the shares on a national exchange or, if we do not list the shares by the twelfth anniversary of the termination of this offering, to make an orderly disposition of our properties and distribute the cash to you.

In addition, to the extent that our advisor determines that it is advantageous to make or invest in mortgage loans, we will also seek to obtain fixed income through the receipt of payments on mortgage loans. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. We cannot assure you that we will attain these objectives or that our capital will not decrease. Pursuant to our advisory agreement, our advisor will be indemnified for claims relating to any failure to succeed in achieving these objectives, including for any reason and as identified in the description of risks of our business set forth herein. See "Risk Factors."

We may not materially change our investment objectives, except upon approval of stockholders holding a majority of the shares. Our independent directors will review our investment objectives at least annually to determine that our policies are in the best interests of our stockholders. Each such determination will be set forth in the minutes of our board of directors.

Decisions relating to the purchase or sale of our investments will be made by Behringer Advisors, as our advisor, subject to approval by our board of directors, including a majority of our independent directors. See "Management" for a description of the background and experience of the directors and executive officers.

Acquisition and Investment Policies

We intend to invest in institutional quality office and other commercial properties. These are properties that generally have premier business addresses in especially desirable locations with limited potential for new development or other barriers to entry. Such properties generally are of high quality construction, offer personalized tenant amenities and attract higher quality tenants. We intend to hold our properties eight to twelve years from the termination of this offering, which we believe is the optimal period to enable us to capitalize on the potential for increased income and capital appreciation of our properties. However, economic or market conditions may influence us to hold our investments for different periods of time. Also, it is our management's belief that targeting this type of property for investment will enhance our ability to enter into joint ventures with other institutional real property investors (such as pension funds, public REITs and other large institutional real estate investors), thus allowing greater diversity of investment by increasing the number of properties in which we invest. Our management also believes that a portfolio consisting of a preponderance of this type of property enhances our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors and by making a possible listing of our shares attractive to the public investment community.

We are not limited to investments in institutional quality office properties. We may invest in other commercial properties such as shopping centers, business and industrial parks, manufacturing facilities and warehouse and distribution facilities in order to reduce overall portfolio risk or enhance overall portfolio returns if our advisor determines that it would be advantageous to do so. For example, we may invest in commercial properties adjacent to properties we already own or we may acquire mixed-use properties that otherwise meet our investment criteria. In addition, our advisor may determine that it would be advantageous to acquire commercial properties other than institutional quality office properties in order to diversify our portfolio or in order to respond to changes in the real estate market. Further, to the extent that our advisor determines it is in our best interest, due to the state of the real estate market or in order to diversify our investment portfolio or otherwise, we will make or invest in mortgage loans secured by the same types of institutional quality office and other commercial properties in which we intend to invest. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. See "– Terms of Leases and Tenant Creditworthiness" below.

We will seek to invest in properties that will satisfy our objective of providing cash dividends to our stockholders. However, because a significant factor in the valuation of income-producing real properties is their potential for future appreciation in value, we anticipate that the majority of properties we acquire will have the potential for both capital appreciation and the ability to provide cash dividends to stockholders. To the extent feasible, we will invest in a diversified portfolio of properties in terms of geography, type of property and industry of our tenants that will satisfy our investment objectives of maximizing cash available for payment of dividends, preserving our capital and realizing capital appreciation upon the ultimate sale of our properties.

We anticipate that a minimum of 85.0% of the gross proceeds from the sale of shares will be available for our use. We anticipate that a minimum of 84.2% of the proceeds from the sale of our shares will be used to invest in real estate properties and, to a lesser extent, mortgage loans and other investments, and approximately 0.8% of the gross proceeds from the sale of shares, assuming no debt financing, will be used to establish initial working capital reserves for such real estate properties, and the balance will be used to pay various fees and expenses. See "Estimated Use of Proceeds."

We will not invest more than 10.0% of the net offering proceeds available for investment in properties in unimproved or non-income producing properties or in mortgage loans secured by such properties. If a property is expected to produce income within two years of its acquisition, we will not consider it a non-income producing property.

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly through Behringer Harvard OP I or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with the developers of the properties, affiliates of Behringer Advisors or other persons. See "The Operating Partnership Agreement" and "– Joint Venture Investments" below. In addition, we may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the Internal Revenue Service will not challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See "Federal Income Tax Considerations – Sale-Leaseback Transactions."

We intend that our investments will include properties located in central business districts of major metropolitan cities where barriers to entry are judged to be high and, to a lesser extent, selected suburban markets with identified barriers to entry. Although we are not limited as to the geographic area where we may conduct our operations, we intend to invest in properties located in the United States. See "Risk Factors – Risks Related to an Investment in Behringer Harvard REIT I – Your investment may be subject to additional risks if we make international investments."

We are not specifically limited in the number or size of properties we may acquire or on the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire will depend upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in this offering.

Successful commercial real estate investment requires the implementation of strategies that permit favorable purchases, effective asset and property management for enhanced current returns and maintenance of higher relative property values, and timely disposition for attractive capital appreciation. Our advisor has developed and uses proprietary modeling tools that our management believes will help it to identify favorable property acquisitions, enable it to forecast growth and make predictions at the time of the acquisition of a property as to optimal portfolio blend, disposition timing and sales price. Using these tools in concert with our overall strategies, including individual market monitoring and ongoing analysis of macro- and micro-regional economic cycles, we expect to be better able to identify favorable acquisition targets, increase current returns and resultant current distributions to investors and maintain higher relative portfolio property values, and execute timely dispositions at appropriate sales prices to enhance capital gains distributable to our investors.

In making investment decisions for us, Behringer Advisors will consider relevant real estate property and financial factors, including the location of the property, its suitability for any development contemplated or in progress, its income-producing capacity, the prospects for long-range appreciation, and its liquidity and income tax considerations. In this regard, Behringer Advisors will have substantial discretion with respect to the selection of specific investments.

Our obligation to purchase any property will generally be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

- plans and specifications;

- environmental reports;

- surveys;

- evidence of marketable title subject to such liens and encumbrances as are acceptable to Behringer Advisors;

- audited financial statements covering recent operations of properties having operating histories; and

- title and liability insurance policies.

We will not purchase any property unless and until we obtain what is generally referred to as a "Phase I" environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

We may also enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;

- changes in supply of or demand for similar or competing properties in an area;

- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

- changes in tax, real estate, environmental and zoning laws;

- periods of high interest rates and tight money supply that may make the sale of properties more difficult;

- tenant turnover; and

- general overbuilding or excess supply in the market area.

See "Risk Factors – General Risks Related to Investments in Real Estate."

Development and Construction of Properties

We may invest substantially all of the net proceeds available for investment in properties on which improvements are to be constructed or completed, although we may not invest in excess of 10.0% of the offering proceeds available for investment in properties that are not expected to produce income within two years of their acquisition or in mortgage loans secured by such properties. To help ensure performance by the builders of properties that are under construction, completion of such properties will be guaranteed either by completion bond or performance bond. Behringer Advisors will enter into contracts on our behalf with contractors or developers for such construction services on terms and conditions approved by our board of directors. If we contract with Behringer Development for such services, we will also obtain the approval of a majority of our independent directors that the contract is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. Behringer Advisors may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the person entering into the construction or development contract as an alternative to a completion bond or performance bond. Development of real estate properties is subject to risks relating to a builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. See "Risk Factors – General Risks Related to Investments in Real Estate."

We may make periodic progress payments or other cash advances to developers and builders of our properties prior to completion of construction only upon receipt of an architect's certification as to the percentage of the project then-completed and as to the dollar amount of the construction then-completed. We intend to use such additional controls on disbursements to builders and developers as we deem necessary or prudent.

We or Behringer Development may directly employ one or more project managers to plan, supervise and implement the development of any unimproved properties that we may acquire. Such persons would be compensated directly by us.

Acquisition of Properties from Behringer Development

We may acquire properties, directly or through joint ventures, with affiliated entities, including (i) Behringer Development, a wholly owned subsidiary of Behringer Harvard Partners, which is a wholly owned subsidiary of Behringer Harvard Holdings, and (ii) BHD, LLC, which is a wholly owned subsidiary of Behringer Harvard Holdings. Behringer Development was formed to (1) acquire existing income-producing commercial real estate properties, and (2) acquire land, develop commercial real properties, secure tenants for such properties and sell such properties upon completion to us or other Behringer Harvard programs. In the case of properties to be developed by Behringer Development and sold to us, we anticipate that Behringer Development will:

- acquire a parcel of land;

- enter into contracts for the construction and development of a commercial building thereon;

- enter into an agreement with one or more tenants to lease all or a majority of the property upon its completion;

- secure an earnest money deposit from us, which may be used for acquisition and development expenses;

- secure a financing commitment from a commercial bank or other institutional lender to finance the remaining acquisition and development expenses;

- complete the development and allow the tenant or tenants to take possession of the property; and

- provide for the acquisition of the property by us.

We will be required to pay a substantial sum to Behringer Development at the time of entering into the contract as a refundable earnest money deposit to be credited against the purchase price at closing, which Behringer Development will apply to the cost of acquiring the land and initial development costs. We expect that the earnest money deposit will represent approximately 20.0% to 30.0% of the purchase price of the developed property set forth in the purchase contract.

Generally, the purchase price that we will pay for any property will be based on the fair market value of the property as determined by a majority of our directors. In the cases where a majority of our independent directors require, we will obtain an appraisal of fair market value by an independent expert selected by our independent directors. In addition, in the case of properties we acquire from Behringer Development that have already been developed, Behringer Development will be required to obtain an appraisal for the property from an independent expert selected by our independent directors. The purchase price we will pay under the purchase contract will not exceed the fair market value of the property as determined by the appraisal. In the case of properties we acquire from Behringer Development that have not been constructed at the time of contracting, Behringer Development will be required to obtain an independent "as built" appraisal for the property prior to our contracting with them, and the purchase price we will pay under the purchase contract will not exceed the anticipated fair market value of the developed property as determined by the appraisal. We will not acquire any property from Behringer Development unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction determine that the transaction is fair and reasonable to us and at a price no greater than the cost of the property to Behringer Development or, if the price is in excess of such cost, that there is substantial justification for the excess cost and that the excess cost is reasonable.

Our contract with Behringer Development will require it to deliver to us at closing title to the property, as well as an assignment of leases. Behringer Development will hold the title to the property on a temporary basis only for the purpose of facilitating the acquisition and development of the property prior to its resale to us and other affiliates of Behringer Advisors.

We may enter into a contract to acquire property from Behringer Development even if we have not yet raised sufficient proceeds to enable us to pay the full amount of the purchase price at closing. We may also elect to close a purchase before the development of the property has been completed, in which case we would obtain an assignment of the construction and development contracts from Behringer Development and would complete the construction either directly or through a joint venture with an affiliate. Any contract between us, directly or indirectly through a joint venture with an affiliate, and Behringer Development for the purchase of property to be developed by Behringer Development will provide that we will be obligated to purchase the property only if:

- Behringer Development completes the improvements, which generally will include the completion of the development, in accordance with the specifications of the contract;

- one or more approved tenants takes possession of the building under a lease satisfactory to our advisor; and

- we have sufficient proceeds available for investment at closing to pay the balance of the purchase price remaining after payment of the earnest money deposit.

Behringer Advisors will not cause us to enter into a contract to acquire property from Behringer Development if it does not reasonably anticipate that funds will be available to purchase the property at the time of closing. If we enter into a contract to acquire property from Behringer Development and, at the time for closing, are unable to purchase the property because we do not have sufficient proceeds available for investment, we will not be required to close the purchase of the property and will be entitled to a refund of our earnest money deposit from Behringer Development. Because Behringer Development is an entity without substantial assets or operations, Behringer Development's obligation to refund our earnest money deposit will be guaranteed by HPT Management, our property manager, which will enter into contracts to provide property management and leasing services to various Behringer Harvard programs, including us, for substantial monthly fees. As of the time HPT Management may be required to perform under any guaranty, we cannot assure you that HPT Management will have sufficient assets to refund all of our earnest money deposit in a lump sum payment. In such a case, we would be required to accept installment payments over time payable out of the revenues of HPT Management's operations. We cannot assure you that we would be able to collect the entire amount of our earnest money deposit under such circumstances. See "Risk Factors – General Risks Related to Investments in Real Estate."

Terms of Leases and Tenant Creditworthiness

The terms and conditions of any lease that we enter into with our tenants may vary substantially from those we describe in this prospectus. However, we expect that a majority of our leases will be office leases customarily used between landlords and tenants in the geographic area where the property is located. Such leases generally provide for terms of three to ten years and require the tenant to pay a pro rata share of building expenses. Under such typical leases, the landlord is directly responsible for all real estate taxes, sales and use taxes, special assessments, utilities, insurance and building repairs, and other building operation and management costs.

We will execute new tenant leases and tenant lease renewals, expansions and extensions with terms that are dictated by the current submarket conditions and the verifiable creditworthiness of each particular tenant. We will use a number of industry credit rating services to determine the creditworthiness of potential tenants and any personal guarantor or corporate guarantor of each potential tenant. The reports produced by these services will be compared to the relevant financial data collected from these parties before consummating a lease transaction. Relevant financial data from potential tenants and guarantors include income statements and balance sheets for the current year and for prior periods, net worth or cash flow statements of guarantors and other information we deem relevant. Our advisor will promulgate leasing guidelines for use by our property manager in evaluating prospective tenants and proposed lease terms and conditions. Our property manager will have the authority to enter into leases of our properties consistent with these guidelines.

We anticipate that tenant improvements required to be funded by us in connection with newly acquired properties will be funded from our offering proceeds. At such time as one of our tenants does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. We will fund such tenant improvements from the working capital reserve established for the property for which such improvements are required. See "Risk Factors – General Risks Related to Investments in Real Estate."

Joint Venture Investments

We are likely to enter into joint ventures with affiliated entities for the acquisition, development or improvement of properties for the purpose of diversifying our portfolio of assets. In this connection, we will likely enter into joint ventures with Behringer Harvard Mid-Term Fund I or other Behringer Harvard programs. We may also enter into joint ventures with Behringer Harvard Short-Term Fund I, and joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with real estate developers, owners and other affiliated third parties for the purpose of developing, owning and operating real properties. In determining whether to invest in a particular joint venture, Behringer Advisors will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for our selection of real property investments. See, generally, the section of this prospectus captioned "Conflicts of Interest" and the other subsections under this section of the prospectus.

At such time during the term of this offering as Behringer Advisors believes that a reasonable probability exists that we will enter into a joint venture with another Behringer Harvard program for the acquisition or development of a specific property, this prospectus will be supplemented to disclose the terms of such proposed investment transaction. We expect that in connection with the development of a property that is currently owned by a Behringer Harvard program, this would normally occur upon the signing of a purchase agreement for the acquisition of a specific property or leases with one or more major tenants for occupancy at a particular property and the satisfaction of all major contingencies contained in such purchase agreement, but may occur before or after any such time, depending upon the particular circumstances surrounding each potential investment. You should not rely upon such initial disclosure of any proposed transaction as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement.

We intend to enter into joint ventures with other Behringer Harvard programs for the acquisition of properties, but we may only do so provided that:

- a majority of our directors, including a majority of the independent directors, approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by other joint venturers; and

- we will have a right of first refusal to buy if such co-venturer elects to sell its interest in the property held by the joint venture.

In the event that the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal. In the event that any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property. Entering into joint ventures with other Behringer Harvard programs will result in certain conflicts of interest. See "Risk Factors – Risks Related to Conflicts of Interest" and "Conflicts of Interest – Joint Ventures with Affiliates of Behringer Advisors."

We expect that from time to time our advisor will be presented with an opportunity to purchase all or a portion of a mixed-use property. In such instances, it is possible that we would work in concert with other Behringer Harvard programs to apportion the assets within the property among us and the other Behringer Harvard programs in accordance with the investment objectives of the various programs. After such apportionment, the mixed-use property would be owned by two or more Behringer Harvard programs or joint ventures comprised of Behringer Harvard programs. The negotiation of how to divide the property among the various Behringer Harvard programs will not be arm's-length and conflicts of interest will arise in the process. It is possible that in connection with the purchase of a mixed-use property or in the course of negotiations with other Behringer Harvard programs to allocate portions of such mixed-use property, we may be required to purchase a property that we would otherwise consider inappropriate for our portfolio, in order to also purchase a property that our advisor considers desirable. Although independent appraisals of the assets comprising the mixed-use property will be conducted prior to apportionment, it is possible that we could pay more for an asset in this type of transaction than we would pay in an arm's-length transaction with an unaffiliated third party.

Making Loans and Investments in Mortgages

Our criteria for investing in mortgage loans will be substantially the same as those involved in our investment in properties. We currently do not expect to make significant investments in mortgage loans, although we are not limited as to the amount of gross offering proceeds that we may apply to our mortgage loan investments. Our management intends to limit such mortgage investments to 15.0% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise.

We will not make loans to other entities or other persons unless secured by mortgages. We will not make or invest in mortgage loans unless we obtain an appraisal concerning the underlying property from a certified independent appraiser except for mortgage loans insured or guaranteed by a government or government agency. We will maintain each appraisal in our records for at least five years, and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder's expense. In addition to the appraisal, we will seek to obtain a customary lender's title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage loans on any one property if the aggregate amount all mortgage loans outstanding on the property, including our borrowings, would exceed an amount equal to 85.0% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria. We may find such justification in connection with the purchase of mortgage loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

We may find such justification in connection with the purchase of mortgage loans that are in default where we intend to foreclose upon the property in order to acquire the underlying assets and where the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

We may invest in first, second and third mortgage loans, wraparound mortgage loans, construction mortgage loans on real property, and loans on leasehold interest mortgages. We also may invest in participations in mortgage loans. Second and wraparound mortgage loans are secured by second or wraparound deeds of trust on real property which is already subject to prior mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75.0% of the appraised value of the mortgage property. A wraparound loan is one or more junior mortgage loans having a principal amount equal to the outstanding balance under the existing mortgage loan, plus the amount actually to be advanced under the wraparound mortgage loan. Under a wraparound loan, we would generally make principal and interest payments on behalf of the borrower to the holders of the prior mortgage loans. Third mortgage loans are secured by third deeds of trust on real property which is already subject to prior first and second mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75.0% of the appraised value of the mortgage property. Construction loans are loans made for either original development or renovation of property. Construction loans in which we would generally consider an investment would be secured by first deeds of trust on real property for terms of six months to two years. In addition, if the mortgage property is being developed, the amount of such loans generally will not exceed 75.0% of the post-development appraised value. Loans on leasehold interests are secured by an assignment of the borrower's leasehold interest in the particular real property. These loans are generally for terms of from six months to 15 years. Leasehold interest loans generally do not exceed 75.0% of the value of the leasehold interest and require personal guaranties of the borrowers. The leasehold interest loans are either amortized over a period that is shorter than the lease term or have a maturity date prior to the date the lease terminates. These loans would generally permit us to cure any default under the lease. Mortgage participation investments are investments in partial interests of mortgages of the type described above that are made and administered by third-party mortgage lenders.

In evaluating prospective mortgage loan investments, our advisor will consider factors such as the following:

- the ratio of the amount of the investment to the value of the property by which it is secured;
- the property's potential for capital appreciation;
- expected levels of rental and occupancy rates;
- current and projected cash flow of the property;
- potential for rental increases;
- the degree of liquidity of the investment;
- geographic location of the property;
- the condition and use of the property;
- the property's income-producing capacity;
- the quality, experience and creditworthiness of the borrower;
- general economic conditions in the area where the property is located; and
- any other factors that the advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. Our advisor will evaluate all potential mortgage loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. An officer, director, agent or employee of our advisor will inspect the property during the loan approval process. We do not expect to make or invest in mortgage loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. Most loans which we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although many loans of the nature which we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

We do not have any policies directing the portion of our assets that may be invested in construction loans, loans secured by leasehold interests and second, third and wraparound mortgage loans. However, we recognize that these types of loans are riskier than first deeds of trust or first priority mortgages on income-producing, fee-simple properties, and expect to seek to minimize the amount of these types of loans in our portfolio, to the extent that that we make or invest in mortgage loans. Our advisor will evaluate the fact that these types of loans are riskier in determining the rate of interest on the loans. We do not have any policy that limits the amount that we may invest in any single mortgage loan or the amount we may invest in mortgage loans to any one borrower. Pursuant to our advisory agreement, our advisor will be responsible for servicing and administering any mortgage loans in which we invest.

Our mortgage loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders and these requirements may affect our ability to effectuate our proposed investments in mortgage loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make mortgage loans in any jurisdiction in which the regulatory authority believes that we have not complied in all material respects with applicable requirements.

Section 1031 Exchange Transactions

Behringer Harvard Holdings or its subsidiaries may form one or more single member limited liability companies or similar entities (each of which is referred to in this prospectus as a Behringer Exchange LLC) for the purpose of facilitating the acquisition of real estate properties to be owned in co-tenancy arrangements with persons, referred to herein as 1031 Participants, who wish to invest the proceeds from a sale of real estate held for program in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Code. Under such arrangements, Behringer Development would sponsor a series of private placement offerings of interests in limited liability companies or similar entities owning co-tenancy interests in various properties to 1031 Participants.

Properties acquired by a Behringer Exchange LLC in connection with the Section 1031 Exchange Transactions would be financed by obtaining a new first mortgage secured by the property acquired. In order to finance the remainder of the purchase price for properties to be acquired, a single member Behringer Exchange LLC would obtain a short-term loan from an institutional lender for each property. Following its acquisition of a property, the Behringer Exchange LLC would attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which would be used to pay off the short-term loan. At the closing of each property to be acquired by a Behringer Exchange LLC, Behringer Harvard OP I, our operating partnership, would enter into a contractual arrangement, providing that, in the event that the Behringer Exchange LLC is unable to sell all of the co-tenancy interests in that property to 1031 Participants, Behringer Harvard OP I would purchase, at the Behringer Exchange LLC's cost, any co-tenancy interests remaining unsold. (See "Risk Factors – Risks Associated with Section 1031 Exchange Transactions.") In addition, under such transactions Behringer Harvard OP I would enter into one or more additional contractual arrangements obligating it to purchase co-tenancy interests in a particular property directly from the 1031 Participants. In consideration for such obligations, the Behringer Exchange LLC would pay Behringer Harvard OP I a fee in an amount currently anticipated to range between 1.0% and 1.5% of the amount of the short-term loan obtained by the Behringer Exchange LLC. See "Risk Factors – Federal Income Tax Risks."

Our board of directors, including a majority of our independent directors, will be required to approve each property acquired pursuant to any Section 1031 Exchange Transaction in the event that Behringer Harvard OP I has any potential obligation to acquire any interest in the property. Accordingly, the Behringer Exchange LLC would intend to purchase only real estate properties which otherwise meet our investment objectives. Under any such program, Behringer Harvard OP I would not execute any agreement providing for the potential purchase of the unsold co-tenancy interests from a Behringer Exchange LLC or directly from the 1031 Participants until a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve of the transaction as being fair, competitive and commercially reasonable to Behringer Harvard OP I and at a price to Behringer Harvard OP I no greater than the cost of the co-tenancy interests to the Behringer Exchange LLC. If the price to Behringer Harvard OP I is in excess of such cost, our directors must find substantial justification for such excess and that such excess is reasonable. In addition, under any such program, a fair market value appraisal for each property must be obtained from an independent expert selected by our independent directors, and in no event would Behringer Harvard OP I purchase co-tenancy interests at a price that exceeds the current appraised value for the property interests.

All purchasers of co-tenancy interests, including Behringer Harvard OP I in the event that it is required to purchase co-tenancy interests, would be required to execute a tenants-in-common agreement with the other purchasers of co-tenancy interests in the property and a property management agreement providing for the property management and leasing of the property by HPT Management and the payment of property management fees to HPT Management equal to 4.0% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the geographic location of property. Accordingly, in the event that Behringer Harvard OP I is required to purchase co-tenancy interests pursuant to one or more of these contractual arrangements, we would be subject to various risks associated with co-tenancy arrangements which are not otherwise present in real estate investments, such as the risk that the interests of the 1031 Participants will become adverse to our interests. See "Risk Factors – Risks Associated with Section 1031 Exchange Transactions."

Borrowing Policies

While we will strive for diversification, the number of different properties that we can acquire will be affected by the amount of funds available to us. Our ability to increase our diversification through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for loans secured by real estate. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time.

There is no limitation on the amount we may invest in any single improved property or other asset or on the amount we can borrow for the purchase of any property or other investment. Under our charter, we have a self-imposed limitation on borrowing that precludes us from borrowing in the aggregate in excess of 55.0% of the value of all of our assets as of the date of any borrowing. Our independent directors must approve, at least quarterly, any borrowing in excess of 55.0% of our aggregate asset value, and the justification for such excess borrowing must be disclosed to our stockholders in our next quarterly report.

By operating on a leveraged basis, we expect that we will have more funds available for investment in properties and other investments. This will allow us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. Although we expect our liability for the repayment of indebtedness to be limited to the value of the property securing the liability and the rents or profits derived therefrom, our use of leveraging increases the risk of default on the mortgage payments and a resulting foreclosure of a particular property. See "Risk Factors – General Risks Related to Investments in Real Estate." To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be restricted. Behringer Advisors will use its best efforts to obtain financing on the most favorable terms available to us. Lenders may have recourse to assets not securing the repayment of the indebtedness.

Behringer Advisors will refinance properties during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in dividend distributions from proceeds of the refinancing, and an increase in property ownership if refinancing proceeds are reinvested in real estate.

We may not borrow money from any of our directors or from Behringer Advisors and its affiliates unless such loan is approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties.

Disposition Policies

We intend to hold each property that we acquire for an extended period. However, circumstances may arise that could require the early sale of some properties. A property may be sold before the end of the expected holding period if, in the judgment of Behringer Advisors, the value of the property might decline substantially, an opportunity has arisen to improve other properties, we can increase cash flow through the disposition of the property, or the sale of the property is in our best interests.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. We cannot assure you that this objective will be realized. The selling price of a leased property will be determined in large part by the amount of rent payable by the tenants. See "Federal Income Tax Considerations – Failure to Qualify as a REIT." The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

If our shares are not listed for trading on a national securities exchange or included for quotation on the Nasdaq Stock Market by the twelfth anniversary of the termination of this offering, unless such date is extended by the majority vote of both our board of directors and our independent directors, our charter requires us to begin the sale of all of our properties and distribution to our stockholders of the net sale proceeds resulting from our liquidation. If at any time after the twelfth anniversary of the termination of this offering we are not in the process of either (i) listing our shares for trading on a national securities exchange or including such shares for quotation on the Nasdaq Stock Market or (ii) liquidating our assets, investors holding a majority of our shares may vote to liquidate us in response to a formal proxy to liquidate. Depending upon then prevailing market conditions, it is our management's intention to begin to consider the process of listing or liquidation prior to the twelfth anniversary of the termination of this offering. In making the decision to apply for listing of our shares, the directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. The circumstances, if any, under which the directors will agree to list our shares cannot be determined at this time. Even if our shares are not listed or included for quotation, we are under no obligation to actually sell our portfolio within this period since the precise timing will depend on real estate and financial markets, economic conditions of the areas in which the properties are located and federal income tax effects on stockholders that may prevail in the future. Furthermore, we cannot assure you that we will be able to liquidate our assets. We will continue in existence until all properties are sold and our other assets are liquidated.

Other Investments

We may also invest in limited partnership and other ownership interests in entities that own real property. We expect that we may make such investments when we consider it more efficient to acquire an entity owning such real property rather than to acquire the properties directly. We also may acquire less than all of the ownership interests of such entities if we determine that such interests are undervalued and that a liquidation event in respect of such interests are expected within the investment holding periods consistent with that for our direct property investments.

Investment Limitations

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. These limitations cannot be changed unless our charter is amended pursuant to the affirmative vote of the holders of a majority of our shares. Unless the charter is amended, we will not:

- invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

- invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

- make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency. In cases where our independent directors determine, and in all cases in which the transaction is with any of our directors or Behringer Advisors and its affiliates, such appraisal shall be obtained from an independent appraiser. We will maintain such appraisal in our records for at least five years, and it will be available for inspection and duplication by our stockholders. We will also obtain a mortgagee's or owner's title insurance policy as to the priority of the mortgage;

- make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our directors, Behringer Advisors or its affiliates;

- make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property, including loans to us, would exceed an amount equal to 85.0% of the appraised value of such property as determined by appraisal unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

- borrow in excess of 55.0% of the aggregate value of all assets owned by us as of the date of any borrowing without approval from a majority of our independent directors;

- make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10.0% of our total assets;

- issue equity securities on a deferred payment basis or other similar arrangement;

- issue debt securities in the absence of adequate cash flow to cover debt service;

- issue securities which are redeemable solely at the option of the holder (except for shares offered by stockholders to us pursuant to our share repurchase plan);

- grant warrants or options to purchase shares to officers or affiliated directors or to Behringer Advisors or its affiliates except on the same terms as the options or warrants are sold to the general public and the amount of the options or warrants does not exceed an amount equal to 10.0% of the outstanding shares on the date of grant of the warrants and options; or

- make any investment that we believe would be inconsistent with our objectives of qualifying and remaining qualified as a REIT.

Behringer Advisors will continually review our investment activity to attempt to ensure that we do not come within the application of the Investment Company Act. Among other things, Behringer Advisors will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an "investment company" under the Investment Company Act.

Change in Investment Objectives and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we follow are in the best interest of our stockholders. Each determination and the basis therefor shall be set forth in the minutes of our board of directors. The methods of implementing our investment policies also may vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in the organizational documents, may be altered by a majority of our directors, including a majority of the independent directors, without the approval of our stockholders.

Real Property Investments

As of the date of this prospectus, we have not acquired or contracted to acquire any specific real properties or mortgage loans. Behringer Advisors, our advisor, is continually evaluating various potential property investments and engaging in discussions and negotiations with sellers, developers and potential tenants regarding the purchase and development of properties for us and other Behringer Harvard programs. At such time while this offering is pending, if we believe that a reasonable probability exists that we will acquire a specific property, this prospectus will be supplemented to disclose the negotiations and pending acquisition of such property. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to this prospectus will describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this prospectus, if appropriate. YOU SHOULD UNDERSTAND THAT THE DISCLOSURE OF ANY PROPOSED ACQUISITION CANNOT BE RELIED UPON AS AN ASSURANCE THAT WE WILL ULTIMATELY CONSUMMATE SUCH ACQUISITION OR THAT THE INFORMATION PROVIDED CONCERNING THE PROPOSED ACQUISITION WILL NOT CHANGE BETWEEN THE DATE OF THE SUPPLEMENT AND ANY ACTUAL PURCHASE.

We intend to obtain adequate insurance coverage for all properties in which we invest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of the date of this prospectus, we had not yet commenced active operations. Once the minimum subscription is achieved, subscription proceeds will be released to us as accepted and applied to investments in properties and, to a lesser extent, mortgage loans and the payment or reimbursement of selling commissions and other organization and offering expenses. See "Estimated Use of Proceeds." We will experience a relative increase in liquidity as additional subscriptions for shares are received and a relative decrease in liquidity as net offering proceeds are expended in connection with the acquisition, development and operation of properties.

We have not entered into any arrangements to acquire any specific property or to make or invest in any specific mortgage loan. The number of properties and mortgages we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment in properties. See "Risk Factors."

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of real estate properties and mortgage loans, other than those referred to in this prospectus.

During the underwriting process, we intend to establish estimates for working capital needs throughout the life of each acquired asset. It is anticipated that, upon closing of each asset, an amount of initial capital equal to the amounts estimated will be placed in an interest-bearing (typically money market) account as a reserve for working capital for use during the entire life of the asset. We intend to establish an initial working capital reserve of approximately 1.0% of the contract price of the properties we acquire, which we expect will equal approximately 0.8% of the gross proceeds from this offering, assuming no debt financing. However, the actual reserve for any property could exceed this amount. Working capital reserves will be adjusted through continual reprojection and annual budgeting processes. If depleted during the course of the asset's holding period, unless otherwise budgeted, we expect the reserve requirement will be replenished from excess cash flow to provide for the financial endurance of the asset. Working capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for escrow of working capital reserves. Working capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions, and major capital expenditures. Our advisor also may, but is not required to, establish reserves from gross offering proceeds, out of cash flow generated by operating properties or out of non-liquidating net sale proceeds from the sale of our properties.

The net proceeds of this offering will provide funds to enable us to purchase properties and, to a lesser extent, invest in mortgage loans. We may acquire properties free and clear of permanent mortgage indebtedness by paying the entire purchase price of each property in cash or for equity securities, or a combination thereof, and to selectively encumber all or certain properties, if favorable financing terms are available, following acquisition. The proceeds from such loans will be used to acquire additional properties and, to a lesser extent, mortgage loans, increase cash flow and provide further diversity. In addition, we intend to borrow funds to purchase properties. In the event that this offering is not fully sold, our ability to diversify our investments may be diminished.

We intend to make an election under Section 856(c) of the Internal Revenue Code to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ended December 31, 2003. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes during the year ended December 31, 2003, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

We will monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more than 50.0% in value of our outstanding shares is owned, directly or indirectly, by five or fewer persons or entities at any time. We will also determine, on a quarterly basis, that the gross income, asset and distribution tests as described in the section of this prospectus entitled "Federal Income Tax Considerations – Requirements for Qualification as a REIT" are met.

Forward-Looking Statements

This section and other sections in this prospectus contain forward-looking statements, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow. The forward-looking statements should be read in light of these factors and the factors identified in the "Risk Factors" section of this prospectus.

Liquidity and Capital Resources

The amount of dividends to be distributed to our stockholders will be determined by our board of directors and are dependent on a number of factors, including funds available for payment of dividends, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code. Operating cash flows are expected to increase as additional properties are added to our investment portfolio.

Our principal demands for funds will be for property acquisitions, either directly or through investment interests, for mortgage loan investments, for the payment of operating expenses and dividends, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items other than property acquisitions and mortgage loan investments will be met from operations and property acquisitions from funding by public offerings of our shares. However, there may be a delay between the sale of our shares and our purchase of properties and mortgage loan investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor evaluates potential additional property acquisitions and mortgage loan investments and engages in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Results of Operations

As of the initial date of this prospectus, no significant operations had commenced because we were in our development stage. No operations will commence until we have sold at least 250,000 shares of our common stock ($2,500,000) in this offering. Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition and operations of real properties and mortgage loans, other than those referred to in this prospectus.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, we intend to include provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Critical Accounting Policies

Our accounting policies have been established and conform with generally accepted accounting principles in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Below is a discussion of the expected accounting policies that we consider to be critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Straight-Lined Rental Revenues

We intend to recognize rental income generated from all leases on real estate assets in which we have an ownership interest, either directly or through investments in joint ventures, on a straight-line basis over the terms of the respective leases. If a tenant were to encounter financial difficulties in future periods, the amount recorded as a receivable may not be realized.

Operating Cost Reimbursements

We will generally bill tenants for operating cost reimbursements, either directly or through investments in joint ventures, on a monthly basis at amounts estimated largely based on actual prior period activity and the respective lease terms. Such billings are generally adjusted on an annual basis to reflect reimbursements owed to the landlord based on the actual costs incurred during the period and the respective lease terms. Financial difficulties encountered by tenants may result in receivables not being realized.

Real Estate

We will continually monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets in which we obtain an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When such events or changes in circumstances are present, we assess the potential impairment by comparing the fair market value of the asset, estimated at an amount equal to the future undiscounted operating cash flows expected to be generated from tenants over the life of the asset and from its eventual disposition, to the carrying value of the asset. In the event that the carrying amount exceeds the estimated fair market value, we would recognize an impairment loss in the amount required to adjust the carrying amount of the asset to its estimated fair market value.

Deferred Project Costs

Our advisor expects to fund 100.0% of the acquisition and advisory fees and acquisition expenses and recognize related expenses, to the extent that such costs exceed 3.5% of the contract price of our investments (subject to certain overall limitations described in this prospectus) on our behalf. We will record acquisition and advisory fees and acquisition expenses payable to our advisor by capitalizing deferred project costs and reimbursing our advisor in an amount equal to 3.0% of the contract price of our investments. As we invest our capital proceeds, deferred project costs will be applied to real estate assets, either directly or through contributions to joint ventures, at an amount equal to 3.5% of the contract price of each investment and depreciated over the useful lives of the respective real estate assets.

Deferred Offering Costs

Our advisor expects to continue to fund on our behalf 100.0% of the organization and offering costs and recognize related expenses, to the extent that such costs exceed 2.5% of cumulative capital raised. Organization and offering costs include items such as legal and accounting fees and marketing, promotional, and printing costs, and specifically exclude sales costs and underwriting commissions. We will record offering costs by accruing deferred offering costs, with an offsetting liability due to affiliates, at an amount equal to the lesser of 2.5% of cumulative capital raised to date or actual costs incurred from third-parties less reimbursements paid to our advisor. As the actual equity is raised, we will reverse the deferred offering costs accrual and recognize a charge to stockholders' equity upon reimbursing our advisor.

Capital Resources

We expect to meet our short-term operating liquidity requirements initially through advances from our advisor or its affiliates and, after we make investments with the proceeds of this offering, through net cash provided by property operations. Operating cash flows are expected to increase as properties are added to our portfolio.

Distributions

Distributions to be made to our stockholders will be determined by our board of directors and will be dependent on a number of factors, including the amount of funds available for distribution, our financial condition, any decision by our board of directors to reinvest funds rather than to distribute the funds, our capital expenditures, the annual distribution required to maintain our REIT status under the Internal Revenue Code and other factors that our board of directors may deem relevant.

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs managed by our advisor and its affiliates, including certain officers and directors of our advisor. All of such prior programs raised equity through private sales of securities. Our investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. Investors who purchase our shares will not thereby acquire any ownership interest in any partnerships or corporations to which the following information relates or in any other programs of our affiliates.

Our chief executive officer and founder, Robert M. Behringer, has served as general partner, chief executive officer and/or director in 29 privately offered prior programs over the last ten years, which includes 28 real estate limited partnerships and one private REIT. Based on an analysis of the operating results of the prior programs, Mr. Behringer believes that each of such programs has met or is meeting its principal investment objectives in a timely manner.

This offering and the contemporaneous offerings for Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I are the first public offerings sponsored by our advisor and its affiliates. The registration statements relating to the Behringer Harvard Short-Term Fund I offering of up to $110.0 million in equity interests and the Behringer Harvard Mid-Term Fund I offering of up to $440.0 million in equity interests, respectively, were declared effective on February 19, 2003.

The information in this section and in the Prior Performance Tables included in this prospectus as Exhibit A shows relevant summary information concerning real estate programs sponsored by our affiliates. The Prior Performance Tables set forth information as of the dates indicated regarding certain of these prior programs as to (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior real estate programs (Table III); (4) results of completed programs (Table IV); and (5) results of sales or disposals of property (Table V). Additionally, Table VI, which is contained in Part II of the registration statement for this offering and which is not part of the prospectus, provides certain additional information relating to properties acquired by the prior real estate programs. We will furnish copies of such table to any prospective investor upon request and without charge. The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

Summary Information

The total amount of funds raised from investors in the 29 prior private offerings was approximately $94.2 million, and the total number of investors in such programs was approximately 470. See Tables I and II of the Prior Performance Tables for more detailed information about the experience of our affiliates in raising and investing funds for offerings initiated over the last three years and compensation paid to the sponsors of these programs.

The aggregate dollar amount of the acquisition and development costs of the properties purchased by the programs previously sponsored by our affiliates, as of September 30, 2002, was $247.3 million. Of this aggregate amount, approximately 94.3% was spent on existing or used properties, approximately 4.6% was spent on construction properties, and approximately 1.1% was spent on acquiring or developing land. Of the aggregate amount, approximately 71.8% was spent on acquiring or developing office buildings, approximately 21.0% was spent on acquiring or developing golf centers and marinas, approximately 3.5% was spent on acquiring or developing multi-tenant residential properties (apartments), approximately 2.6% was spent on acquiring or developing retail centers, and approximately 1.1% was spent on acquiring or developing storage facilities. These properties were located in Texas, Minnesota, Florida and the U.S. Virgin Islands, and the aggregate purchase price in each of these jurisdictions was $161.3 million, $70.0 million, $11.4 million and $4.8 million, respectively. The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior private real estate programs of our affiliates as of September 30, 2002:

Type of Property	New	Used	Construction
Office buildings	0.0%	95.4%	4.7%
Apartments	0.0	100.0	0.0
Retail	0.0	100.0	0.0
Marinas / golf	0.0	91.3	8.7
Land	0.0	100.0	0.0
Storage facilities	0.0	100.0	0.0

These programs have sold 35 of the total of 52 properties, or 67.3% of such properties. The original purchase price of the properties that were sold was $176.8 million, and the aggregate sales price of such properties was $205.6 million. See Tables III, IV and V of the Prior Performance Tables for more detailed information as to the operating results of such programs whose offerings closed in the last five years, results of such programs that have completed their operations over the last five years and the sales or other disposals of properties with investment objectives similar to ours over the last three years.

The percentage of these programs, by investment, with investment objectives similar to ours is 73.2. Over the last six years, the privately offered real estate programs of our affiliates with investment objectives similar to ours purchased a total of 29 office buildings with an aggregate purchase price of $181.0 million, using $115.2 million in purchase mortgage financing. These buildings were located in Texas and Minnesota and had an aggregate of 2.1 million square feet of gross leasable space. For more detailed information regarding acquisitions of properties by such programs over the last six years, see Table VI contained in Part II of the registration statement of which this prospectus is a part. We will provide a copy of Table VI to any prospective investor upon request and without charge.

The prior programs sponsored by our affiliates have occasionally been adversely affected by the cyclical nature of the real estate market. They have experienced, and can be expected in the future to experience, decreases in net income when economic conditions decline. Some of these programs have also been unable to optimize their returns to investors because of requirements to liquidate when adverse economic conditions caused real estate prices to be relatively depressed. For example, in 2000 and 2001, in markets where Harvard Property Trust, Inc. and BRP (SV), L.P., had investments, owners of commercial office space had lowered ability to claim higher rental rates from new tenant leases and sell assets at the same time new office space became available in such markets. As the real estate market turned downward during this time, Harvard Property Trust, Inc.'s ability to enhance revenue was adversely impacted and, as a result, cash flow for dividends was negatively affected. Also, its asset sale prices for transactions in 2000 and 2001 were substantially lower than projections, impacting overall company performance negatively. In response to such downward trends, Harvard Property Trust, Inc.'s management liquidated portfolio properties in an effort to limit the negative economic effects. As a result, that program ultimately realized an 11.4% annualized weighted average return. See Table I in the Prior Performance tables beginning on page A-2. The same real estate cycle downturn impacted BRP (SV), L.P., by slowing the pace of leasing vacant space, limiting the ability to pay dividends, and delaying refinancing of the existing mortgage. Our business will be affected by similar conditions.

Neither our advisor nor any of our affiliates, including Mr. Behringer, has any substantial experience with investing in mortgage loans. Our management intends to limit such mortgage investments to 15% of our total investment portfolio unless our management determines that prevailing economic or portfolio circumstances require otherwise. Although we currently do not expect to make significant investments in mortgage loans, we may make such investments to the extent our advisor determines that it is advantageous to us, due to the state of the real estate market or in order to diversify our investment portfolio. One of our non-employee directors, Douglas L. Courtney, has over 27 years of experience in the mortgage loan industry and has been involved in financing over $1.5 billion in commercial real estate. Our advisor will utilize Mr. Courtney's expertise in this area, as well as the general commercial real estate experience of our officers and directors, in connection with evaluating any potential mortgage loan investments. See "Management" for a description of the experience of each of our directors and executive officers.

No assurance can be made that our program or other programs sponsored by our advisor and its affiliates will ultimately be successful in meeting their investment objectives. See Table III elsewhere in this prospectus for figures that show the lower profit on sale of properties posted by Harvard Property Trust, Inc. in 2000 and 2001, and the significant difference in gross revenue posted by BRP (SV), L.P., in 2000 as compared to 2001, as a result of fluctuations in the real estate market.

FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material federal income tax considerations associated with an investment in shares of our common stock. This summary does not address all possible tax considerations that may be material to an investor and does not constitute tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances; nor does it deal with particular types of stockholders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, tax-exempt organizations or financial institutions or broker-dealers. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Internal Revenue Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof.

We urge you, as a prospective investor, to consult your own tax advisor regarding the specific tax consequences to you of a purchase of shares, ownership and sale of the shares and of our election to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election.

Opinion of Counsel

Morris, Manning & Martin, LLP has acted as our counsel, has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations addressed that are material to our stockholders. It is also the opinion of our counsel that we will qualify to be taxed as a REIT under the Internal Revenue Code for our taxable year ended December 31, 2003, provided that we have operated and will continue to operate in accordance with various assumptions and the factual representations we made to counsel concerning our business, properties and operations. We must emphasize that all opinions issued by Morris, Manning & Martin, LLP are based on various assumptions and are conditioned upon the assumptions and representations we made concerning our business and properties. Moreover, our qualification for taxation as a REIT depends on our ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Morris, Manning & Martin, LLP. Accordingly, we cannot assure you that the actual results of our operations for any one taxable year will satisfy these requirements. See "Risk Factors – Federal Income Tax Risks." The statements made in this section of the prospectus and in the opinion of Morris, Manning & Martin, LLP are based upon existing law and Treasury Regulations, as currently applicable, currently published administrative positions of the Internal Revenue Service and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in counsel's opinion. Moreover, an opinion of counsel is not binding on the Internal Revenue Service, and we cannot assure you that the Internal Revenue Service will not successfully challenge our status as a REIT.

Taxation of the Company

We plan to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective for our taxable year ending December 31, 2003. We believe that, commencing with such taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. Pursuant to our charter, our board of directors has the authority to make any tax elections on our behalf that, in their sole judgment, are in our best interest. This authority includes the ability to elect to not qualify as a REIT for federal income tax purposes or, after our REIT qualification, to cause us to revoke or otherwise terminate our status as a REIT. Our board of directors has the authority under our charter to make these elections without the necessity of obtaining the approval of our stockholders. In addition, our board of directors has the authority to waive any restrictions and limitations contained in our charter that are intended to preserve our status as a REIT during any period in which our board of directors has determined not to pursue or preserve our status as a REIT. Although we currently intend to operate so as to be taxed as a REIT, President Bush has recently proposed major federal tax legislation that could affect that decision. One of the President's proposals is that dividends paid by corporations to individuals will not be taxable to the recipient. It appears that under the President's proposals REIT dividends would not qualify for this exclusion from taxation. If legislation of this nature were adopted, it is possible that taxation as a REIT would no longer be an advantageous tax structure for investment in real estate, or that it could become more advantageous for a REIT to elect to be taxed as a corporation for federal income tax purposes.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, because the REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its stockholders. This substantially eliminates the federal "double taxation" on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a corporation.

Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

- we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains;

- under some circumstances, we will be subject to alternative minimum tax;

- if we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on that income;

- if we have net income from prohibited transactions (which are, in general, sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), our income will be subject to a 100.0% tax;

- if we fail to satisfy either of the 75.0% or 95.0% gross income tests (discussed below) but have nonetheless maintained our qualification as a REIT because applicable conditions have been met, we will be subject to a 100.0% tax on an amount equal to the greater of the amount by which we fail the 75.0% or 95.0% test multiplied by a fraction calculated to reflect our profitability;

- if we fail to distribute during each year at least the sum of (i) 85.0% of our REIT ordinary income for the year, (ii) 95.0% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4.0% excise tax on the excess of the required distribution over the amounts actually distributed; and

- if we acquire any asset from a C corporation (*i.e.*, a corporation generally subject to corporate-level tax) in a carryover-basis transaction and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then a portion of the gains may be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the Internal Revenue Service.

Requirements for Qualification as a REIT

In order for us to qualify, and continue to qualify, as a REIT, we must meet, and we must continue to meet, the requirements discussed below relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.

Organizational Requirements

In order to qualify for taxation as a REIT under the Internal Revenue Code, we must:

- be a domestic corporation;

- elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements;

- be managed by one or more trustees or directors;

- have transferable shares;

- not be a financial institution or an insurance company;

- use a calendar year for federal income tax purposes;

- have at least 100 stockholders for at least 335 days of each taxable year of twelve months; and

- not be closely held.

As a Maryland corporation, we satisfy the first requirement, and we intend to file an election to be taxed as a REIT with the Internal Revenue Service. In addition, we are managed by a board of directors, we have transferable shares and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax purposes. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50.0% (by value) of our shares at any time during the last half of our taxable year. For purposes of the closely held test, the Internal Revenue Code generally permits a look-through for pension funds and certain other tax-exempt entities to the beneficiaries of the entity to determine if the REIT is closely held. We do not currently meet the requirement of having more than 100 stockholders, and we are closely held. However, these requirements do not apply until after the first taxable year for which an election is made to be taxed as a REIT. We anticipate issuing sufficient shares with sufficient diversity of ownership pursuant to this offering to allow us to satisfy these requirements after our 2003 taxable year. In addition, our charter provides for restrictions regarding transfer of shares that are intended to assist us in continuing to satisfy these share ownership requirements. Such transfer restrictions are described in "Description of Shares – Restrictions on Ownership of Shares." These provisions permit us to refuse to recognize certain transfers of shares that would tend to violate these REIT provisions. We can offer no assurance that our refusal to recognize a transfer will be effective. However, based on the foregoing, we should currently satisfy the organizational requirements, including the share ownership requirements, required for qualifying as a REIT under the Internal Revenue Code. Notwithstanding compliance with the share ownership requirements outlined above, tax-exempt stockholders may be required to treat all or a portion of their distributions from us as UBTI if tax-exempt stockholders, in the aggregate, exceed certain ownership thresholds set forth in the Internal Revenue Code. See "– Treatment of Tax-Exempt Stockholders" below.

Ownership of Interests in Partnerships and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share, based on its interest in partnership capital, of the assets of the partnership and is deemed to have earned its allocable share of partnership income. Also, if a REIT owns a qualified REIT subsidiary, which is defined as a corporation wholly owned by a REIT, the REIT will be deemed to own all of the subsidiary's assets and liabilities and it will be deemed to be entitled to treat the income of that subsidiary as its own. In addition, the character of the assets and gross income of the partnership or qualified REIT subsidiary shall retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and asset tests set forth in the Internal Revenue Code.

Operational Requirements – Gross Income Tests

To maintain our qualification as a REIT, we must, on an annual basis, satisfy the following gross income requirements:

- At least 75.0% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property. Gross income includes "rents from real property" and, in some circumstances, interest, but excludes gross income from dispositions of property held primarily for sale to customers in the ordinary course of a trade or business. Such dispositions are referred to as "prohibited transactions." This is known as the 75.0% Income Test.

- At least 95.0% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from the real property investments described above and from distributions, interest and gains from the sale or disposition of stock or securities or from any combination of the foregoing. This is known as the 95.0% Income Test.

The rents we receive, or that we are deemed to receive, qualify as "rents from real property" for purposes of satisfying the gross income requirements for a REIT only if the following conditions are met:

- the amount of rent received from a tenant generally must not be based in whole or in part on the income or profits of any person; however, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales;

- rents received from a tenant will not qualify as "rents from real property" if an owner of 10.0% or more of the REIT directly or constructively owns 10.0% or more of the tenant or a subtenant of the tenant (in which case only rent attributable to the subtenant is disqualified);

- if rent attributable to personal property leased in connection with a lease of real property is greater than 15.0% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property"; and

- the REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income. However, a REIT may provide services with respect to its properties, and the income derived therefrom will qualify as "rents from real property," if the services are "usually or customarily rendered" in connection with the rental of space only and are not otherwise considered "rendered to the occupant." Even if the services with respect to a property are impermissible tenant services, the income derived therefrom will qualify as "rents from real property" if such income does not exceed 1.0% of all amounts received or accrued with respect to that property.

We will be paid interest on the mortgage loans that we make or acquire. All interest qualifies under the 95.0% gross income test. If a mortgage loan is secured exclusively by real property, all of such interest will also qualify for the 75.0% income test. If both real property and other property secure the mortgage loan, all of the interest on such mortgage loan will also qualify for the 75.0% gross income test if the amount of the loan did not exceed the fair market value of the real property at the time of the loan commitment.

If we acquire ownership of property by reason of the default of a borrower on a loan or possession of property by reason of a tenant default, if the property qualifies and we elect to treat it as foreclosure property, the income from the property will qualify under the 75.0% Income Test and the 95.0% Income Test notwithstanding its failure to satisfy these requirements for three years, or if extended for good cause, up to a total of six years. In that event, we must satisfy a number of complex rules, one of which is a requirement that we operate the property through an independent contractor. We will be subject to tax on that portion of our net income from foreclosure property that does not otherwise qualify under the 75.0% Income Test.

Prior to the making of investments in properties, we may satisfy the 75.0% Income Test and the 95.0% Income Test by investing in liquid assets such as government securities or certificates of deposit, but earnings from those types of assets are qualifying income under the 75.0% Income Test only for one year from the receipt of proceeds. Accordingly, to the extent that offering proceeds have not been invested in properties prior to the expiration of this one-year period, in order to satisfy the 75.0% Income Test, we may invest the offering proceeds in less liquid investments such as mortgage-backed securities, maturing mortgage loans purchased from mortgage lenders or shares in other REITs. We expect to receive proceeds from the offering in a series of closings and to trace those proceeds for purposes of determining the one-year period for "new capital investments." No rulings or regulations have been issued under the provisions of the Internal Revenue Code governing "new capital investments," however, so there can be no assurance that the Internal Revenue Service will agree with this method of calculation.

Except for amounts received with respect to certain investments of cash reserves, we anticipate that substantially all of our gross income will be derived from sources that will allow us to satisfy the income tests described above; however, there can be no assurance given in this regard. Notwithstanding our failure to satisfy one or both of the 75.0% Income and the 95.0% Income Tests for any taxable year, we may still qualify as a REIT for that year if we are eligible for relief under specific provisions of the Internal Revenue Code. These relief provisions generally will be available if:

- our failure to meet these tests was due to reasonable cause and not due to willful neglect;

- we attach a schedule of our income sources to our federal income tax return; and

- any incorrect information on the schedule is not due to fraud with intent to evade tax.

It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally earn exceeds the limits on this income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above in "– Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

Operational Requirements – Asset Tests

At the close of each quarter of our taxable year, we also must satisfy the following three tests relating to the nature and diversification of our assets:

- First, at least 75.0% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. The term "real estate assets" includes real property, mortgages on real property, shares in other qualified REITs and a proportionate share of any real estate assets owned by a partnership in which we are a partner or of any qualified REIT subsidiary of ours.

- Second, no more than 25.0% of our total assets may be represented by securities other than those in the 75.0% asset class.

- Third, of the investments included in the 25.0% asset class, the value of any one issuer's securities that we own may not exceed 5.0% of the value of our total assets. Additionally, we may not own more than 10.0% of any one issuer's outstanding voting securities.

The 5.0% test must generally be met for any quarter in which we acquire securities. Further, if we meet the asset tests at the close of any quarter, we will not lose our REIT status for a failure to satisfy the asset tests at the end of a later quarter if such failure occurs solely because of changes in asset values. If our failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of nonqualifying assets within 30 days after the close of that quarter. We maintain, and will continue to maintain, adequate records of the value of our assets to ensure compliance with the asset tests and will take other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

Operational Requirements – Annual Distribution Requirement

In order to be taxed as a REIT, we are required to make dividend distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90.0% of our REIT taxable income, which is computed without regard to the dividends paid deduction and our capital gain and subject to certain other potential adjustments.

While we must generally pay dividends in the taxable year to which they relate, we may also pay dividends in the following taxable year if (1) they are declared before we timely file our federal income tax return for the taxable year in question, and if (2) they are paid on or before the first regular dividend payment date after the declaration.

Even if we satisfy the foregoing dividend distribution requirement and, accordingly, continue to qualify as a REIT for tax purposes, we will still be subject to tax on the excess of our net capital gain and our REIT taxable income, as adjusted, over the amount of dividends distributed to stockholders.

In addition, if we fail to distribute during each calendar year at least the sum of:

- 85.0% of our ordinary income for that year;

- 95.0% of our capital gain net income other than the capital gain net income that we elect to retain and pay tax on for that year; and

- any undistributed taxable income from prior periods,

we will be subject to a 4.0% excise tax on the excess of the amount of such required distributions over amounts actually distributed during such year.

We intend to make timely distributions sufficient to satisfy this requirement; however, it is possible that we may experience timing differences between (1) the actual receipt of income and payment of deductible expenses, and (2) the inclusion of that income. It is also possible that we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale.

In such circumstances, we may have less cash than is necessary to meet our annual distribution requirement or to avoid income or excise taxation on certain undistributed income. We may find it necessary in such circumstances to arrange for financing or raise funds through the issuance of additional shares in order to meet our distribution requirements, or we may pay taxable stock distributions to meet the distribution requirement.

If we fail to satisfy the distribution requirement for any taxable year by reason of a later adjustment to our taxable income made by the Internal Revenue Service, we may be able to pay "deficiency dividends" in a later year and include such distributions in our deductions for dividends paid for the earlier year. In such event, we may be able to avoid being taxed on amounts distributed as deficiency dividends, but we would be required in such circumstances to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends for the earlier year.

As noted above, we may also elect to retain, rather than distribute, our net long-term capital gains. The effect of such an election would be as follows:

- we would be required to pay the tax on these gains;

- our stockholders, while required to include their proportionate share of the undistributed long-term capital gains in income, would receive a credit or refund for their share of the tax paid by us; and

- the basis of a stockholder's shares would be increased by the amount of our undistributed long-term capital gains, minus the amount of capital gains tax we pay, included in the stockholder's long-term capital gains.

In computing our REIT taxable income, we will use the accrual method of accounting and depreciate depreciable property under the alternative depreciation system. We are required to file an annual federal income tax return, which, like other corporate returns, is subject to examination by the Internal Revenue Service. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the Internal Revenue Service will challenge positions we take in computing our REIT taxable income and our distributions. Issues could arise, for example, with respect to the allocation of the purchase price of properties between depreciable or amortizable assets and nondepreciable or non-amortizable assets such as land and the current deductibility of fees paid to Behringer Advisors or its affiliates. Were the Internal Revenue Service successfully to challenge our characterization of a transaction or determination of our REIT taxable income, we could be found to have failed to satisfy a requirement for qualification as a REIT. If, as a result of a challenge, we are determined to have failed to satisfy the distribution requirements for a taxable year, we would be disqualified as a REIT unless we were permitted to pay a deficiency distribution to our stockholders and pay interest thereon to the Internal Revenue Service, as provided by the Internal Revenue Code. A deficiency distribution cannot be used to satisfy the distribution requirement, however, if the failure to meet the requirement is not due to a later adjustment to our income by the Internal Revenue Service.

Operational Requirements – Recordkeeping

In order to continue to qualify as a REIT, we must maintain records as set forth in applicable Treasury Regulations. Further, we must request, on an annual basis, information designed to disclose the ownership of our outstanding shares. We intend to comply with such requirements.

Failure to Qualify as a REIT

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct dividends paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. See "Risk Factors – Federal Income Tax Risks."

Sale-Leaseback Transactions

Some of our investments may be in the form of sale-leaseback transactions. In most instances, depending on the economic terms of the transaction, we will be treated for federal income tax purposes as either the owner of the property or the holder of a debt secured by the property. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for federal income tax purposes.

The Internal Revenue Service may take the position that a specific sale-leaseback transaction that we treat as a true lease is not a true lease for federal income tax purposes but is, instead, a financing arrangement or loan. We may also structure some sale-leaseback transactions as loans. In this event, for purposes of the asset tests and the 75.0% Income Test, each such loan likely would be viewed as secured by real property to the extent of the fair market value of the underlying property. We expect that, for this purpose, the fair market value of the underlying property would be determined without taking into account our lease. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the asset tests or the income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

Taxation of U.S. Stockholders

Definition

In this section, the phrase "U.S. stockholder" means a holder of shares that for federal income tax purposes:

- is a citizen or resident of the United States;

- is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

- is an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. stockholders will be taxed as described below.

Distributions Generally

Distributions to U.S. stockholders, other than capital gain distributions discussed below, will constitute dividends up to the amount of our current or accumulated earnings and profits and will be taxable to the stockholders as ordinary income. These distributions are not eligible for the dividends received deduction generally available to corporations. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in each U.S. stockholder's shares, and the amount of each distribution in excess of a U.S. stockholder's tax basis in its shares will be taxable as gain realized from the sale of its shares. Distributions that we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of the year, provided that we actually pay the distribution during January of the following calendar year. U.S. stockholders may not include any of our losses on their own federal income tax returns.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4.0% excise tax discussed above. Moreover, any "deficiency distribution" will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

Capital Gain Distributions

Distributions to U.S. stockholders that we properly designate as capital gain distributions will be treated as long-term capital gains, to the extent they do not exceed our actual net capital gain, for the taxable year without regard to the period for which the U.S. stockholder has held his or her shares.

Passive Activity Loss and Investment Interest Limitations

Our distributions and any gain you realize from a disposition of shares will not be treated as passive activity income, and stockholders may not be able to utilize any of their "passive losses" to offset this income on their personal tax returns. Our distributions (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the limitations on the deduction of investment interest. Net capital gain from a disposition of shares and capital gain distributions generally will be included in investment income for purposes of the investment interest deduction limitations only if, and to the extent, you so elect, in which case any such capital gains will be taxed as ordinary income.

Certain Dispositions of the Shares

In general, any gain or loss realized upon a taxable disposition of shares by a U.S. stockholder who is not a dealer in securities, including any disposition pursuant to our share redemption program, will be treated as long-term capital gain or loss if the shares have been held for more than twelve months and as short-term capital gain or loss if the shares have been held for twelve months or less. If, however, a U.S. stockholder has received any capital gains distributions with respect to his shares, any loss realized upon a taxable disposition of shares held for six months or less, to the extent of the capital gains distributions received with respect to his shares, will be treated as long-term capital loss. Also, the Internal Revenue Service is authorized to issue Treasury Regulations that would subject a portion of the capital gain a U.S. stockholder recognizes from selling his shares or from a capital gain distribution to a tax at a 25.0% rate, to the extent the capital gain is attributable to depreciation previously deducted.

Information Reporting Requirements and Backup Withholding for U.S. Stockholders

Under some circumstances, U.S. stockholders may be subject to backup withholding at a rate of 30.0% on payments made with respect to, or cash proceeds of a sale or exchange of, our shares. Backup withholding will apply only if the stockholder:

- fails to furnish his or her taxpayer identification number, which, for an individual, would be his or her Social Security Number;

- furnishes an incorrect tax identification number;

- is notified by the Internal Revenue Service that he or she has failed properly to report payments of interest and distributions or is otherwise subject to backup withholding; or

- under some circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct tax identification number and that (a) he or she has not been notified by the Internal Revenue Service that he or she is subject to backup withholding for failure to report interest and distribution payments or (b) he or she has been notified by the Internal Revenue Service that he or she is no longer subject to backup withholding.

Backup withholding will not apply with respect to payments made to some stockholders, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder's U.S. federal income tax liability and may entitle the U.S. stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service. U.S. stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining an exemption.

Treatment of Tax-Exempt Stockholders

Tax-exempt entities such as employee pension benefit trusts, individual retirement accounts and charitable remainder trusts generally are exempt from federal income taxation. Such entities are subject to taxation, however, on any UBTI, as defined in the Internal Revenue Code. Our payment of dividends to a tax-exempt employee pension benefit trust or other domestic tax-exempt stockholder generally will not constitute UBTI to such stockholder unless such stockholder has borrowed to acquire or carry its shares.

In the event that we were deemed to be "predominately held" by qualified employee pension benefit trusts that each hold more than 10.0% (in value) of our shares, such trusts would be required to treat a certain percentage of the dividend distributions paid to them as UBTI. We would be deemed to be "predominately held" by such trusts if either (1) one employee pension benefit trust owns more than 25.0% in value of our shares, or (ii) any group of such trusts, each owning more than 10.0% in value of our shares, holds in the aggregate more than 50.0% in value of our shares. If either of these ownership thresholds were ever exceeded, any qualified employee pension benefit trust holding more than 10.0% in value of our shares would be subject to tax on that portion of our dividend distributions made to it which is equal to the percentage of our income which would be UBTI if we were a qualified trust, rather than a REIT. We will attempt to monitor the concentration of ownership of employee pension benefit trusts in our shares, and we do not expect our shares to be deemed to be "predominately held" by qualified employee pension benefit trusts, as defined in the Internal Revenue Code, to the extent required to trigger the treatment of our income as to such trusts.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute UBTI unless the stockholder in question is able to deduct amounts "set aside" or placed in reserve for certain purposes so as to offset the UBTI generated. Any such organization which is a prospective stockholder should consult its own tax advisor concerning these "set aside" and reserve requirements.

Special Tax Considerations for Non-U.S. Stockholders

The rules governing U.S. income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (non-U.S. stockholders) are complex. The following discussion is intended only as a summary of these rules. Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our shares, including any reporting requirements.

Income Effectively Connected With a U.S. Trade or Business

In general, non-U.S. stockholders will be subject to regular U.S. federal income taxation with respect to their investment in our shares if the income derived therefrom is "effectively connected" with the non-U.S. stockholder's conduct of a trade or business in the United States. A corporate non-U.S. stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to a branch profits tax under Section 884 of the Internal Revenue Code, which is payable in addition to the regular U.S. federal corporate income tax.

The following discussion will apply to non-U.S. stockholders whose income derived from ownership of our shares is deemed to be not "effectively connected" with a U.S. trade or business.

Distributions Not Attributable to Gain From the Sale or Exchange of a United States Real Property Interest

A distribution to a non-U.S. stockholder that is not attributable to gain realized by us from the sale or exchange of a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980, as amended (FIRPTA), and that we do not designate as a capital gain distribution will be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income distribution will be subject to a U.S. federal income tax equal to 30.0% of the gross amount of the distribution unless this tax is reduced by the provisions of an applicable tax treaty. Any such distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce each non-U.S. stockholder's basis in its shares (but not below zero) and then as gain from the disposition of those shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares.

Distributions Attributable to Gain From the Sale or Exchange of a United States Real Property Interest

Distributions to a non-U.S. stockholder that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. stockholder under Internal Revenue Code provisions enacted by FIRPTA. Under FIRPTA, such distributions are taxed to a non-U.S. stockholder as if the distributions were gains "effectively connected" with a U.S. trade or business. Accordingly, a non-U.S. stockholder will be taxed at the normal capital gain rates applicable to a U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to a 30.0% branch profits tax when made to a corporate non-U.S. stockholder that is not entitled to a treaty exemption.

Withholding Obligations With Respect to Distributions to Non-U.S. Stockholders

Although tax treaties may reduce our withholding obligations, based on current law, we will generally be required to withhold from distributions to non-U.S. stockholders, and remit to the Internal Revenue Service:

- 35.0% of designated capital gain distributions or, if greater, 35.0% of the amount of any distributions that could be designated as capital gain distributions; and

- 30.0% of ordinary income distributions (*i.e.*, distributions paid out of our earnings and profits).

In addition, if we designate prior distributions as capital gain distributions, subsequent distributions, up to the amount of the prior distributions, will be treated as capital gain distributions for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30.0% withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If the amount of tax we withhold with respect to a distribution to a non-U.S. stockholder exceeds the stockholder's U.S. tax liability with respect to that distribution, the non-U.S. stockholder may file a claim with the Internal Revenue Service for a refund of the excess.

Sale of Our Shares by a Non-U.S. Stockholder

A sale of our shares by a non-U.S. stockholder will generally not be subject to U.S. federal income taxation unless our shares constitute a United States real property interest. Our shares will not constitute a United States real property interest if we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT that at all times during a specified testing period has less than 50.0% in value of its shares held directly or indirectly by non-U.S. stockholders. We currently anticipate that we will be a domestically controlled REIT. Therefore, sales of our shares should not be subject to taxation under FIRPTA. However, we do expect to sell our shares to non-U.S.

stockholders and we cannot assure you that we will continue to be a domestically controlled REIT. If we were not a domestically controlled REIT, whether a non-U.S. stockholder's sale of our shares would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether our shares were "regularly traded" on an established securities market and on the size of the selling stockholder's interest in us. Our shares currently are not "regularly traded" on an established securities market.

If the gain on the sale of shares were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. In addition, distributions that are treated as gain from the disposition of shares and are subject to tax under FIRPTA also may be subject to a 30.0% branch profits tax when made to a corporate non-U.S. stockholder that is not entitled to a treaty exemption. Under FIRPTA, the purchaser of our shares may be required to withhold 10.0% of the purchase price and remit this amount to the Internal Revenue Service.

Even if not subject to FIRPTA, capital gains will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual will be subject to a 30.0% tax on his or her U.S. source capital gains.

Recently promulgated Treasury Regulations may alter the procedures for claiming the benefits of an income tax treaty. Our non-U.S. stockholders should consult their tax advisors concerning the effect, if any, of these Treasury Regulations on an investment in our shares.

Information Reporting Requirements and Backup Withholding for Non-U.S. Stockholders

Additional issues may arise for information reporting and backup withholding for non-U.S. stockholders. Non-U.S. stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding requirements under the Internal Revenue Code.

Statement of Stock Ownership

We are required to demand annual written statements from the record holders of designated percentages of our shares disclosing the actual owners of the shares. Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares is required to include specified information relating to his or her shares in his or her federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file, our federal income tax return, permanent records showing the information we have received about the actual ownership of shares and a list of those persons failing or refusing to comply with our demand.

State and Local Taxation

We and any operating subsidiaries that we may form may be subject to state and local tax in states and localities in which we or they do business or own property. The tax treatment of Behringer Harvard REIT I, Behringer Harvard OP I, any operating subsidiaries we may form and the holders of our shares in local jurisdictions may differ from the federal income tax treatment described above.

Tax Aspects of Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our investment in Behringer Harvard OP I, our operating partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as a Partnership

We will be entitled to include in our income a distributive share of Behringer Harvard OP I's income and to deduct our distributive share of Behringer Harvard OP I's losses only if Behringer Harvard OP I is classified for federal income tax purposes as a partnership, rather than as an association taxable as a corporation. Under applicable Treasury Regulations known as Check-the-Box-Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Behringer Harvard OP I intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the Check-the-Box-Regulations.

Even though Behringer Harvard OP I will elect to be treated as a partnership for federal income tax purposes, it may be taxed as a corporation if it is deemed to be a "publicly traded partnership." A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. However, even if the foregoing requirements are met, a publicly traded partnership will not be treated as a corporation for federal income tax purposes if at least 90.0% of such partnership's gross income for a taxable year consists of "qualifying income" under Section 7704(d) of the Internal Revenue Code. Qualifying income generally includes any income that is qualifying income for purposes of the 95.0% Income Test applicable to REITs (90.0% Passive-Type Income Exception). See "– Requirements for Qualification as a REIT – Operational Requirements – Gross Income Tests" above.

Under applicable Treasury Regulations known as PTP Regulations, limited safe harbors from the definition of a publicly traded partnership are provided. Pursuant to one of those safe harbors (the Private Placement Exclusion), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity, such as a partnership, grantor trust or S corporation, that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through is attributable to the flow-through entity's interest, direct or indirect, in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100 partner limitation. Behringer Harvard OP I qualifies for the Private Placement Exclusion. Even if Behringer Harvard OP I is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, we believe Behringer Harvard OP I should not be treated as a corporation because it is eligible for the 90.0% Passive-Type Income Exception described above.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that Behringer Harvard OP I will be classified as a partnership for federal income tax purposes. Morris, Manning & Martin, LLP is of the opinion, however, that based on certain factual assumptions and representations, Behringer Harvard OP I will be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation, or as a publicly traded partnership. Unlike a tax ruling, however, an opinion of counsel is not binding upon the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service will not challenge the status of Behringer Harvard OP I as a partnership for federal income tax purposes. If such challenge were sustained by a court, Behringer Harvard OP I would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Morris, Manning & Martin, LLP is based on existing law, which is to a great extent the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

If for any reason Behringer Harvard OP I were taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See "– Requirements for Qualification as a REIT – Operational Requirements – Gross Income Tests" and "– Operational Requirements – Asset Tests" above. In addition, any change in Behringer Harvard OP I's status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of Behringer Harvard OP I would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, Behringer Harvard OP I would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing Behringer Harvard OP I's taxable income.

Income Taxation of the Operating Partnership and Its Partners

Partners, Not a Partnership, Subject to Tax

A partnership is not a taxable entity for federal income tax purposes. As a partner in Behringer Harvard OP I, we will be required to take into account our allocable share of Behringer Harvard OP I's income, gains, losses, deductions and credits for any taxable year of Behringer Harvard OP I ending within or with our taxable year, without regard to whether we have received or will receive any distribution from Behringer Harvard OP I.

Partnership Allocations

Although a partnership agreement generally determines the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partner's interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Behringer Harvard OP I's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Under applicable Treasury Regulations, partnerships are required to use a "reasonable method" for allocating items subject to Section 704(c) of the Internal Revenue Code, and several reasonable allocation methods are described therein.

Under the partnership agreement for Behringer Harvard OP I, depreciation or amortization deductions of Behringer Harvard OP I generally will be allocated among the partners in accordance with their respective interests in Behringer Harvard OP I, except to the extent that Behringer Harvard OP I is required under Section 704(c) of the Internal Revenue Code to use a method for allocating depreciation deductions attributable to its properties that results in us receiving a disproportionately large share of such deductions. We may possibly (1) be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if each such property were to have a tax basis equal to its fair market value at the time of contribution, and (2) be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds received by us, which might adversely affect our ability to comply with the REIT distribution requirements, although we do not anticipate that this event will occur. The foregoing principles also will affect the calculation of our earnings and profits for purposes of determining which portion of our distributions is taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend if we acquire properties in exchange for units of the Behringer Harvard OP I than would have occurred had we purchased such properties for cash.

Basis in Operating Partnership Interest

The adjusted tax basis of our partnership interest in Behringer Harvard OP I generally is equal to (1) the amount of cash and the basis of any other property contributed to Behringer Harvard OP I by us, (2) increased by (a) our allocable share of Behringer Harvard OP I's income and (b) our allocable share of indebtedness of Behringer Harvard OP I, and (3) reduced, but not below zero, by (a) our allocable share of Behringer Harvard OP I's loss and (b) the amount of cash distributed to us, including constructive cash distributions resulting from a reduction in our share of indebtedness of Behringer Harvard OP I.

If the allocation of our distributive share of Behringer Harvard OP I's loss would reduce the adjusted tax basis of our partnership interest in Behringer Harvard OP I below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. If a distribution from Behringer Harvard OP I or a reduction in our share of Behringer Harvard OP I's liabilities (which is treated as a constructive distribution for tax purposes) would reduce our adjusted tax basis below zero, any such distribution, including a constructive distribution, would constitute taxable income to us. The gain realized by us upon the receipt of any such distribution or constructive distribution would normally be characterized as capital gain, and if our partnership interest in Behringer Harvard OP I has been held for longer than the long-term capital gain holding period (currently one year), the distribution would constitute long-term capital gain.

Depreciation Deductions Available to the Operating Partnership

Behringer Harvard OP I will use a portion of contributions made by us from offering proceeds to acquire interests in properties. To the extent that Behringer Harvard OP I acquires properties for cash, Behringer Harvard OP I's initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by Behringer Harvard OP I. Behringer Harvard OP I plans to depreciate each such depreciable property for federal income tax purposes under the alternative depreciation system of depreciation. Under this system, Behringer Harvard OP I generally will depreciate such buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a twelve-year recovery period. To the extent that Behringer Harvard OP I acquires properties in exchange for units of Behringer Harvard OP I, Behringer Harvard OP I's initial basis in each such property for federal income tax purposes should be the same as the transferor's basis in that property on the date of acquisition by Behringer Harvard OP I. Although the law is not entirely clear, Behringer Harvard OP I generally intends to depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors.

Sale of the Operating Partnership's Property

Generally, any gain realized by Behringer Harvard OP I on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by Behringer Harvard OP I upon the disposition of a property acquired by Behringer Harvard OP I for cash will be allocated among the partners in accordance with their respective percentage interests in Behringer Harvard OP I.

Our share of any gain realized by Behringer Harvard OP I on the sale of any property held by Behringer Harvard OP I as inventory or other property held primarily for sale to customers in the ordinary course of Behringer Harvard OP I's trade or business will be treated as income from a prohibited transaction that is subject to a 100.0% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for maintaining our REIT status. See "– Requirements for Qualification as a REIT – Operational Requirements – Gross Income Tests" above. We, however, do not currently intend to acquire or hold or allow Behringer Harvard OP I to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or Behringer Harvard OP I's trade or business.

1031 Exchange Program

Each of the properties (Exchange Program Properties) that are the subject of the Section 1031 Exchange Transactions will initially be purchased by a single member limited liability company or similar entity, referred to in this prospectus as a Behringer Exchange LLC. Each Behringer Exchange LLC will initially be owned by Behringer Harvard Holdings. Behringer Development will then market co-tenancy interests in these properties to those persons who wish to re-invest proceeds arising from dispositions of real estate assets owned by the 1031 Participants. The 1031 Participants will be able to defer the recognition of taxable gain arising from the sale of their real estate assets by investing proceeds into the co-tenancy interests that qualify for purposes of Section 1031 of the Internal Revenue Code as replacement real estate assets.

As Behringer Development successfully markets co-tenancy interests in the properties, these will be sold to the 1031 Participants. Behringer Harvard Holdings will recognize gain or loss arising from such sales measured by the difference between the sum of its cost basis and costs of closing and the price at which it sells such interests to the 1031 Participants. Behringer Harvard Holdings will be responsible for reporting such income to the extent of any net gains and will be liable for any resulting tax. This will have no impact on our tax liability.

When Behringer Harvard OP I purchases interests in the Exchange Program Properties, the tax treatment will be the same as it would with respect to other acquisitions of real property. Behringer Harvard OP I will become the owner of an interest in real estate, it will have a basis in the real estate equal to its cost, and its holding period for such real estate will begin on the day of the acquisition. Upon subsequent sale of such interest, it will recognize gain or loss in the same fashion it would with any other real estate investments. The fees that a Behringer Exchange LLC pays to Behringer Harvard OP I for participating in an Exchange Program Property will be taxable as ordinary income to Behringer Harvard OP I.

INVESTMENT BY TAX-EXEMPT ENTITIES AND ERISA CONSIDERATIONS

General

The following is a summary of some non-tax considerations associated with an investment in our shares by tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans, annuities described in Section 403(a) or (b) of the Internal Revenue Code or an individual retirement account or annuity described in Section 408 of the Internal Revenue Code, which are referred to as Plans and IRAs, as applicable. This summary is based on provisions of ERISA and the Internal Revenue Code, including amendments thereto through the date of this prospectus, and relevant regulations and opinions issued by the Department of Labor and the Internal Revenue Service through the date of this prospectus. We cannot assure you that adverse tax decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein will not occur. Any such changes may or may not apply to transactions entered into prior to the date of their enactment.

Our management has attempted to structure us in such a manner that we will be an attractive investment vehicle for Plans and IRAs. However, in considering an investment in our shares, those involved with making such an investment decision should consider applicable provisions of the Internal Revenue Code and ERISA. While each of the ERISA and Internal Revenue Code issues discussed below may not apply to all Plans and IRAs, individuals involved with making investment decisions with respect to Plans and IRAs should carefully review the rules and exceptions described below, and determine their applicability to their situation.

In general, individuals making investment decisions with respect to Plans and IRAs should, at a minimum, consider:

- whether the investment is in accordance with the documents and instruments governing such Plan or IRA;

- whether the investment satisfies the prudence and diversification and other fiduciary requirements of ERISA, if applicable;

- whether the investment will result in UBTI to the Plan or IRA, see "Federal Income Tax Considerations – Treatment of Tax-Exempt Stockholders";

- whether there is sufficient liquidity for the Plan or IRA, considering the minimum distribution requirements under the Internal Revenue Code and the liquidity needs of such Plan or IRA, after taking this investment into account;

- the need to value the assets of the Plan or IRA annually; and

- whether the investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code, if applicable.

Additionally, individuals making investment decisions with respect to Plans and IRAs must remember that ERISA requires that the assets of an employee benefit plan must generally be held in trust, and that the trustee, or a duly authorized named fiduciary or investment manager, must have authority and discretion to manage and control the assets of an employee benefit plan.

Minimum Distribution Requirements – Plan Liquidity

Potential Plan or IRA investors who intend to purchase our shares should consider the limited liquidity of an investment in our shares as it relates to the minimum distribution requirements under the Internal Revenue Code, if applicable. If the shares are held in an IRA or Plan and, before we sell our properties, mandatory distributions are required to be made to the participant or beneficiary of such IRA or Plan, pursuant to the Internal Revenue Code, then this would require that a distribution of the shares be made in kind to such participant or beneficiary, which may not be permissible under the terms and provisions of such IRA or Plan. Even if permissible, a distribution of shares in kind must be included in the taxable income of the recipient for the year in which the shares are received at the then current fair market value of the shares, even though there would be no corresponding cash distribution with which to pay the income tax liability arising because of the distribution of shares. See "Risk Factors – Federal

Income Tax Risks." The fair market value of any such distribution-in-kind can be only an estimated value per share because no public market for our shares exists or is likely to develop. See "Annual Valuation Requirement" below. Further, there can be no assurance that such estimated value could actually be realized by a stockholder because estimates do not necessarily indicate the price at which our shares could be sold. Also, for distributions subject to mandatory income tax withholding under Section 3405 or other tax withholding provisions of the Internal Revenue Code, the trustee of a Plan may have an obligation, even in situations involving in-kind distributions of shares, to liquidate a portion of the in-kind shares distributed in order to satisfy such withholding obligations, although there might be no market for such shares. There may also be similar state and/or local tax withholding or other tax obligations that should be considered.

Annual Valuation Requirement

Fiduciaries of Plans are required to determine the fair market value of the assets of such Plans on at least an annual basis. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset's value. Also, a trustee or custodian of an IRA must provide an IRA participant and the Internal Revenue Service with a statement of the value of the IRA each year. However, currently, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how "fair market value" should be determined.

Unless and until our shares are listed on a national securities exchange or are included for quotation on the Nasdaq Stock Market, it is not expected that a public market for our shares will develop. To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and IRA trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports. Until two years after any subsequent offering of our shares, we intend to use the offering price of shares in our most recent offering as the per share net asset value. Beginning two years after the last offering of our shares, the value of the properties and our other assets will be based on valuations of our properties or of our enterprise as a whole as our board determines appropriate. Such valuations will be performed by persons independent of us and of Behringer Advisors.

We anticipate that we will provide annual reports of our determination of value (1) to IRA trustees and custodians not later than January 15 of each year, and (2) to other Plan fiduciaries within 75 days after the end of each calendar year. Each determination may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31. We also intend to make quarterly and annual valuations available to our stockholders through our web site beginning with the year 2006, or two years after the last offering of our shares.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

- the estimated value per share would actually be realized by our stockholders upon liquidation, because these estimates do not necessarily indicate the price at which properties can be sold;

- our stockholders would be able to realize estimated net asset values if they were to attempt to sell their shares, because no public market for our shares exists or is likely to develop; or

- that the value, or method used to establish value, would comply with ERISA or Internal Revenue Code requirements described above.

Fiduciary Obligations – Prohibited Transactions

Any person identified as a "fiduciary" with respect to a Plan incurs duties and obligations under ERISA as discussed herein. For purposes of ERISA, any person who exercises any authority or control with respect to the management or disposition of the assets of a Plan is considered to be a fiduciary of such Plan. Further, many transactions between Plans or IRAs and "parties-in-interest" or "disqualified persons" are prohibited by ERISA and/or the Internal Revenue Code. ERISA also requires generally that the assets of Plans be held in trust and that the trustee, or a duly authorized investment manager, have exclusive authority and discretion to manage and control the assets of the Plan.

In the event that our properties and other assets were deemed to be assets of a Plan, referred to herein as "Plan Assets," our directors would, and other of our employees might, be deemed fiduciaries of any Plans investing as stockholders. If this were to occur, certain contemplated transactions between us and our directors and other of our employees could be deemed to be "prohibited transactions." Additionally, ERISA's fiduciary standards applicable to investments by Plans would extend to our directors and possibly other employees as Plan fiduciaries with respect to investments made by us, and the requirement that Plan Assets be held in trust could be deemed to be violated.

Plan Assets – Definition

A definition of Plan Assets is not set forth in ERISA or the Internal Revenue Code; however, a Department of Labor regulation, referred to herein as the Plan Asset Regulation, provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets. Under the Plan Asset Regulation, the assets of an entity in which a Plan makes an equity investment will generally be deemed to be assets of such Plan unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

- in securities issued by an investment company registered under the Investment Company Act;

- in "publicly offered securities," defined generally as interests that are "freely transferable," "widely held" and registered with the Securities and Exchange Commission;

- in which equity participation by "benefit plan investors" is not significant; or

- in an "operating company," which includes "venture capital operating companies" and "real estate operating companies."

The Plan Asset Regulation provides that equity participation in an entity by benefit plan investors is "significant" if at any time 25.0% or more of the value of any class of equity interest is held by benefit plan investors. The term "benefit plan investors" is broadly defined for this purpose, and we anticipate that we will not qualify for this exception since we expect to have equity participation by "benefit plan investors" in excess of 25.0%, which would be deemed to be significant, as defined above. As a result, and because we are not a registered investment company, we do not anticipate that we will qualify for the exemption for investments in which equity participation by benefit plan investors is not significant nor for the exemption for investments in securities issued by a registered investment company.

Publicly Offered Securities Exemption

As noted above, if an a Plan acquires "publicly offered securities," the assets of the issuer of the securities will not be deemed to be Plan Assets under the Plan Asset Regulation. The definition of publicly offered securities requires that such securities be "widely held," "freely transferable" and satisfy registration requirements under federal securities laws. Although our shares are intended to satisfy the registration requirements under this definition, the determinations of whether a security is "widely held" and "freely transferable" are inherently factual matters.

Under the Plan Asset Regulation, a class of securities will be "widely held" if it is held by 100 or more persons independent of the issuer. We anticipate that this requirement will be easily met; however, even if our shares are deemed to be widely held, the "freely transferable" requirement must also be satisfied in order for us to qualify for this exemption. The Plan Asset Regulation provides that "whether a security is 'freely transferable' is a factual question to be determined on the basis of all relevant facts and circumstances," and provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered "freely transferable" if the minimum investment is $10,000 or less. The allowed restrictions in the examples are illustrative of restrictions commonly found in REITs that are imposed to comply with state and federal law, to assure continued eligibility for favorable tax treatment and to avoid certain practical administrative problems. We have been structured with the intent to satisfy the "freely transferable" requirement set forth in the Plan Asset Regulation with respect to our shares, although there are no assurances that such requirement is met by our shares.

Our shares are subject to certain restrictions on transferability intended to ensure that we continue to qualify for federal income tax treatment as a REIT. The Plan Asset Regulation provides, however, that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers that would result in a termination or reclassification of the entity for state or federal tax purposes will not ordinarily affect a determination that such securities are "freely transferable." The minimum investment in our shares is less than $10,000; thus, the restrictions imposed in order to maintain our status as a REIT should not cause the shares to be deemed not "freely transferable."

We have obtained an opinion from our counsel, Morris, Manning & Martin, LLP, that it is more likely than not that our shares will be deemed to constitute "publicly offered securities" and, accordingly, it is more likely than not that our underlying assets should not be considered "plan assets" under the Plan Assets Regulation, assuming the offering takes place as described in this prospectus. If our underlying assets are not deemed to be "plan assets," the problems discussed below are not expected to arise.

Real Estate Operating Company Exemption

Even if we were deemed not to qualify for the "publicly offered securities" exemption, the Plan Asset Regulation also provides an exemption with respect to securities issued by a "real estate operating company." We will be deemed to be a "real estate operating company" if, during the relevant valuation periods defined in the Plan Asset Regulation, at least 50.0% of our assets, other than short-term investments pending long-term commitment or distribution to investors valued at cost, are invested in real estate that is managed or developed and with respect to which we have the right to participate substantially in the management or development activities. We intend to devote more than 50.0% of our assets to the management and development of real estate.

An example in the Plan Asset Regulation indicates, however, that although some management and development activities may be performed by independent contractors, rather than by the entity itself, if over one-half of an entity's properties are acquired subject to long-term leases under which substantially all management and maintenance activities with respect to the properties are the responsibility of the tenants, then the entity may not be eligible for the "real estate operating company" exemption. Based on this example, and due to the uncertainty of the application of the standards set forth in the Plan Asset Regulation and the lack of further guidance as to the meaning of the term "real estate operating company," there can be no assurance as to our ability to structure our operations to qualify for the "real estate operating company" exemption.

Consequences of Holding Plan Assets

In the event that our underlying assets were treated by the Department of Labor as Plan Assets, our management would be treated as fiduciaries with respect to each Plan stockholder, and an investment in our shares might expose the fiduciaries of the Plan to co-fiduciary liability under ERISA for any breach by our management of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be Plan Assets, an investment by a Plan in our shares might be deemed to result in an impermissible commingling of Plan Assets with other property.

If our management or affiliates were treated as fiduciaries with respect to Plan stockholders, the prohibited transaction restrictions of ERISA would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with entities that are affiliated with our affiliates or us or restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Plan stockholders with the opportunity to sell their shares to us or we might dissolve or terminate.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Plans and IRAs from engaging in certain transactions involving Plan Assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, Plan Assets. The specified parties are referred to as "parties-in-interest" under ERISA and as "disqualified persons" under the Internal Revenue Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and "persons providing services" to the Plan or IRA, as well as employer sponsors of the Plan or IRA, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Plan or IRA if, among other things, the person has discretionary authority or control with respect to Plan Assets or provides investment advice for a fee with respect to Plan Assets. Under Department of Labor regulations, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Plan or IRA pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Plan or IRA based on its particular needs. Thus, if we are deemed to hold Plan Assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Plans and IRAs. Whether or not we are deemed to hold Plan Assets, if we or our affiliates are affiliated with a Plan or IRA investor, we might be a disqualified person or party-in-interest with respect to such Plan or IRA investor, resulting in a prohibited transaction merely upon investment by such Plan or IRA in our shares.

Prohibited Transactions – Consequences

ERISA forbids Plans from engaging in prohibited transactions. Fiduciaries of a Plan which allow a prohibited transaction to occur will breach their fiduciary responsibilities under ERISA, and may be liable for any damage sustained by the Plan, as well as civil (and criminal, if the violation was willful) penalties. If it is determined by the Department of Labor or the Internal Revenue Service that a prohibited transaction has occurred, any disqualified person or party-in-interest involved with the prohibited transaction would be required to reverse or unwind the transaction and, for a Plan, compensate the Plan for any loss resulting therefrom. Additionally, the Internal Revenue Code requires that a disqualified person involved with a prohibited transaction must pay an excise tax equal to a percentage of the "amount involved" in the transaction for each year in which the transaction remains uncorrected. The percentage is generally 15.0%, but is increased to 100.0% if the prohibited transaction is not corrected promptly. For IRA's, if an IRA engages in a prohibited transaction, the tax-exempt status of the IRA may be lost.

DESCRIPTION OF SHARES

The following description of our shares is not complete but is a summary and is qualified in its entirety by reference to the Maryland General Corporation Law, our charter and our bylaws.

Under our charter, we have authority to issue a total of 400,000,000 shares of capital stock. Of the total shares authorized, 350,000,000 shares are designated as common stock with a par value of $0.0001 per share and 50,000,000 shares are designated as preferred stock with a par value of $0.0001 per share. Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock without stockholder approval. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series. Thus, the board could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could adversely affect the voting rights of holders of our issued and outstanding stock, or delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest. In addition, our board of directors is authorized to amend our charter, without the approval of our stockholders, to increase the number of our authorized shares of capital stock.

As of February 19, 2003, 20,000 shares of our common stock were issued and outstanding and owned by Behringer Harvard Holdings, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted on by our stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of our outstanding common shares can elect our entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock that may be designated, the holders of our common stock are entitled to such dividends as may be authorized from time to time by our board of directors out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. All shares of common stock issued in this offering will be fully paid and non-assessable. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue.

We will issue a certificate evidencing stock ownership only to stockholders who make a written request to us. Generally, our shares will be held in "uncertificated" form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. Phoenix Transfer, Inc. acts as our registrar and as the transfer agent for our shares. Permitted transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to our stockholders at no charge. Investors who wish to transfer shares of our common stock will be required to pay us a transfer fee of $50, or such other amount as may be deemed reasonable by our board of directors, to cover costs associated with the transfer.

Preferred Stock

Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval. If our board of directors does determine to issue preferred stock, it will not authorize the issuance of preferred stock to our advisor or any of its affiliates except on the same terms as the preferred stock is offered to all other existing stockholders or to new stockholders. In each instance that preferred stock is to be issued, we expect that such issuances will be approved by at least a majority of our independent directors who do not have an interest in the transaction and who have access to our legal counsel, or independent legal counsel, at our expense.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year, at least 30 days after delivery of our annual report to our stockholders. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of the independent directors, the president or upon the written request of stockholders holding at least 10.0% of our outstanding shares. Upon receipt of a written request of stockholders holding at least 10.0% of our outstanding shares stating the purpose of the special meeting, the Secretary will provide all of our stockholders written notice of the meeting, and the purpose of such meeting, to be held not less than 15 nor more than 60 days after the distribution of the notice of meeting. The presence of holders of a majority of the outstanding shares, either in person or by proxy, will constitute a quorum. Generally, the affirmative vote of a majority of all votes entitled to be cast is necessary to take stockholder action, except that a majority of the votes represented in person or by proxy at a meeting at which a quorum is present is sufficient to elect a director.

Under the Maryland General Corporation Law and our charter, our stockholders are entitled to vote at a duly held meeting at which a quorum is present on:

- the election or removal of directors;

- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to increase or decrease the aggregate number of our shares, to increase or decrease the number of our shares of any class or series that we have the authority to issue, or to classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares, provided however, that such amendment does not adversely affect the rights, preferences and privileges of the holders of our issued and outstanding stock;

- our liquidation or dissolution;

- a reorganization as provided in our charter; and

- any merger, consolidation or sale or other disposition of substantially all of our assets.

Except as provided above, the approval of our board of directors and of holders of at least a majority of our outstanding common stock is required for any of the foregoing. Our charter provides that our stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Maryland law unless the board, upon the affirmative vote of a majority of the entire board, determines that such rights will apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such approval in connection with which our stockholders would otherwise be entitled to exercise such rights.

Our advisor is selected and approved annually by our directors. While our stockholders do not have the ability to vote to replace Behringer Advisors or to select a new advisor, stockholders do have the ability, by the affirmative vote of holders of a majority of the shares entitled to vote on such matter, to elect to remove a director from our board with or without cause.

Stockholders are entitled to receive a copy of our stockholder list upon request. The list provided by us will include each stockholder's name, address and telephone number, if available, and the number of shares owned by each stockholder and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Stockholders and their representatives shall also be given access to our corporate records at reasonable times. We have the right to request that a requesting stockholder represent to us that the list and records will not be used to pursue commercial interests.

In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves.

Restriction on Ownership of Shares

In order for us to qualify as a REIT, not more than 50.0% of our outstanding shares may be owned by any five or fewer individuals, including some tax-exempt entities. In addition, our outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. We may prohibit acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

In order to assist us in preserving our status as a REIT, our charter contains restrictions on the number of shares of our common stock and preferred stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock or preferred stock (subject to adjustment to not more than 9.9%).

Our charter further prohibits (a) any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as discussed below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board, in its sole discretion, may exempt a person from these limits. However, the board may not exempt any person whose ownership of our outstanding stock would result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board for exemption, a person also must not own, directly or indirectly, an interest in our tenant (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of the board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust, as discussed below. The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand. The notice given to stockholders upon issuance or transfer of shares of our stock will refer to the restrictions described above.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of more than 5.0% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner will provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

The foregoing ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Dividends

Provided we have sufficient cash flow available to pay dividends, we intend to declare and pay dividends on a monthly basis. Dividends will be paid to investors who are stockholders as of the record dates selected by the directors. We intend to coordinate our dividend declaration dates with our new investor admission dates so our investors will be entitled to be paid dividends in the next declaration of monthly dividends.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed as dividends will not be taxable to us under the Internal Revenue Code if we distribute at least 90.0% of our taxable income. See "Federal Income Tax Considerations – Requirements for Qualification as a REIT."

Dividends will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flow and general financial condition. The board's discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, dividends may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make dividends relatively uniform. We may borrow money, issue new securities or sell assets in order to make dividend distributions.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

- If one or more tenants defaults or terminates its lease, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.

- Any failure by a borrower under our mortgage loans to repay the loans or interest on the loans will reduce our income and distributions to stockholders.

- Cash available for distributions may be reduced if we are required to spend money to correct defects or to make improvements to properties.

- Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.

- There may be a delay between the sale of the common stock and our purchase of real properties. During that time, we may invest in lower yielding short-term instruments, which could result in a lower yield on your investment.

- Federal income tax laws require REITs to distribute at least 90.0% of their taxable income to stockholders. This limits the earnings that we may retain for corporate growth, such as property acquisition, development or expansion and makes us more dependent upon additional debt or equity financing than corporations that are not REITs. If we borrow more funds in the future, more of our operating cash will be needed to make debt payments and cash available for distributions may therefore decrease.

- In connection with future property acquisitions, we may issue additional shares of common stock, operating partnership units or interests in other entities that own our properties. We cannot predict the number of shares of common stock, units or interests which we may issue, or the effect that these additional shares might have on cash available for distributions to you. If we issue additional shares, they could reduce the cash available for distributions to you.

- We make distributions to our stockholders to comply with the distribution requirements of the Internal Revenue Code and to eliminate, or at least minimize, exposure to federal income taxes and the nondeductible REIT excise tax. Differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

In addition, our board of directors, in its discretion, may retain any portion of our cash on hand for working capital. We cannot assure you that sufficient cash will be available to pay dividends to you.

We are not prohibited from distributing our own securities in lieu of making cash dividends to stockholders, provided that the securities distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash dividends may incur transaction expenses in liquidating the securities.

Share Redemption Program

Prior to the time that our shares are listed on a national securities exchange, our stockholders who have held their shares for at least one year may receive the benefit of limited interim liquidity by presenting for redemption all or a portion of their shares to us at any time in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption.

Except as described below for redemptions upon the death of a stockholder, the purchase price for the redeemed shares will equal the lesser of (1) the price the stockholder actually paid for the shares or (2) either (i) prior to the time we begin having appraisals performed by an independent third party, $8.50 per share, or (ii) after we begin obtaining such appraisals, 90.0% of the net asset value per share, as determined by the appraisals. In the event that you redeem all of your shares, any shares that you purchased pursuant to our dividend reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. In addition, for purposes of the one-year holding period, limited partners of Behringer Harvard OP I who exchange their limited partnership units for shares of our common stock will be deemed to have owned their shares as of the date they were issued their limited partnership units in Behringer Harvard OP I. Our board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a stockholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) otherwise amend the terms of our share redemption program. For a description of the exchange rights of the limited partners of Behringer Harvard OP I, see the section of this prospectus captioned "The Operating Partnership Agreement – Exchange Rights."

In addition, and subject to the conditions and limitations described below, we will redeem shares upon the death of a stockholder who is a natural person, including shares held by such stockholder through an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder or the recipient of the shares through bequest or inheritance. We must receive the written notice within 180 days after the death of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such a trust, partnership, corporation or other similar entity, the right of redemption upon death does not apply.

The purchase price for shares redeemed upon the death of a stockholder, until we begin having appraisals performed by an independent third party, will be equal to the price the stockholder actually paid for the shares. Thereafter, the purchase price will be the fair market value of the shares, as determined by the appraisals. We will redeem shares upon the death of a stockholder only to the extent that we have sufficient funds available to us to fund such redemption.

Our share redemption program, including the redemption upon the death of a stockholder, is available only for stockholders who purchase their shares directly from us or certain transferees, and is not intended to provide liquidity to any stockholder who acquired his shares by purchase from another stockholder. In connection with a request for redemption, the stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (i) acquired the shares to be repurchased directly from us or (ii) acquired such shares from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family (including the subscriber's spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber's immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

During any calendar year, we will not redeem in excess of 3.0% of the weighted average number of shares outstanding during the prior calendar year. Our board of directors will determine from time to time whether we have sufficient excess cash to repurchase shares. Generally, the cash available for redemption will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our dividend reinvestment plan. Our board of directors, in its sole discretion, may choose to terminate, suspend or amend our share redemption program at any time it determines that such termination, amendment or suspension is in our best interest or to reduce the number of shares purchased under the share redemption program if it determines the funds otherwise available to fund our share redemption program are needed for other purposes. These limitations apply to all redemptions, including redemptions upon the death of a stockholder. See "Risk Factors – Risks Related to Our Business in General."

We cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made in any year. If we do not have such funds available at the time when redemption is requested, the stockholder or his or her estate, heir or beneficiary can (1) withdraw the request for redemption, or (2) ask that we honor the request at such time, if any, when sufficient funds become available. Such pending requests will be honored on a first-come, first-served basis, with a priority given to redemptions upon the death of a stockholder. Our advisor and its affiliates will defer their redemption requests, if any, until all other requests for redemption have been met.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for redemption, provided, however, that the minimum number of shares that must be presented for redemption shall be at least 25.0% of the holder's shares. A stockholder who wishes to have shares redeemed must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have shares redeemed following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. If the shares are to be redeemed under the conditions outlined herein, we will forward the documents necessary to affect the redemption, including any signature guaranty we may require. The effective date of any redemption will be the last date during a quarter in which we have received the properly completed redemption documents. As a result, we anticipate that, assuming sufficient funds for redemption and the conditions are satisfied, the effective date of redemptions will be no later than 30 days after the quarterly determination of the availability of funds for redemption.

Our share redemption program is only intended to provide interim liquidity for our stockholders until a secondary market develops for the shares. No such market presently exists, and we cannot assure you that any market for your shares will ever develop. Neither our advisor, any member of our board of directors nor any of their affiliates will receive any fee on the repurchase of shares by us pursuant to the share redemption program. For a discussion of the tax treatment of redemptions, see "Federal Income Tax Considerations – Taxation of U.S. Stockholders."

The shares we purchase under the share redemption program will be cancelled, and will have the status of authorized but unissued shares. We will not reissue such shares unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

The foregoing provisions regarding the share redemption program in no way limit our ability to repurchase shares from stockholders by any other legally available means for any reason that the advisor, in its discretion, deems to be in our best interest.

Restrictions on Roll-up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

- a transaction involving our securities that have been for at least 12 months listed on a national securities exchange or included for quotation on the Nasdaq Stock Market; or

- a transaction involving our conversion to trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of our existence, compensation to Behringer Advisors or our investment objectives.

In connection with any Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for the benefit of us and our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to stockholders who vote "no" on the proposal the choice of:

(1)   accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)   one of the following:

(a) remaining as holders of our common stock and preserving their interests therein on the same terms and conditions as existed previously, or

(b) receiving cash in an amount equal to the stockholder's pro rata share of the appraised value of our net assets.

We are prohibited from participating in any Roll-up Transaction:

- that would result in the stockholders having voting rights in a Roll-up Entity that are less than those provided in our bylaws and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of our charter, and our dissolution;

- that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

- in which our investor's rights to access of records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled "– Meetings and Special Voting Requirements" above; or

- in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is not approved by the stockholders.

Provisions of Maryland Law and of Our Charter and Bylaws

Business Combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10.0% or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for his or her shares. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

- one-tenth or more but less than one-third,

- one-third or more but less than a majority, or

- a majority or more of all voting power.

Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest.

SUMMARY OF DIVIDEND REINVESTMENT PLAN

The following is a summary of our dividend reinvestment plan. A complete copy of our form of dividend reinvestment plan is included in this prospectus as Exhibit C.

Investment of Dividends

We have adopted a dividend reinvestment plan pursuant to which stockholders may elect to have the full amount of their cash dividends from us reinvested in additional shares of common stock or, under certain conditions, in interests of subsequent programs sponsored by our advisor or its affiliates. We are offering 8,000,000 shares for sale pursuant to our dividend reinvestment plan at $10 per share. Such price will be available only until the termination of this offering, which is anticipated to be on or before February 19, 2005. We have the discretion to extend the offering period for the shares being offered pursuant to this prospectus under our dividend reinvestment plan up to February 19, 2011.

Dealer manager fees not to exceed 1.0% will be paid with respect to shares purchased pursuant to the dividend reinvestment plan. In addition, selling commissions not to exceed 7.0% will be paid with respect to such purchases if the stockholder participating in the plan designates in writing that the broker who made the initial sale of shares to the participant shall receive such commission. Each stockholder participating in the plan is permitted to identify, change or eliminate the name of his account executive at a participating dealer with respect to dividends reinvested. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker dealer having a valid selling agreement with our dealer manager, no selling commission will be paid with respect to dividends that are then being reinvested. If no such broker is designated or if the stockholder participating in the plan designates only a portion of the 7.0% selling commission to be paid to his or her broker, the amount that would have been paid as a selling commission will be retained and used by us for additional investments. Behringer Securities has agreed to reduce its dealer manager fee for dividend reinvestment plan purchases to 1.0%. Therefore, we will receive an additional $0.15 per share in proceeds for each share purchased under our dividend reinvestment plan. Accordingly, the economic benefits resulting from dividend reinvestment purchases by the stockholders who have not designated a broker to receive the 7.0% selling commission, and from Behringer Securities' reduction of its dealer manager fee, will be shared with all stockholders.

Pursuant to the terms of our dividend reinvestment plan, the reinvestment agent (which is currently Behringer Harvard REIT I) will act on behalf of participants to reinvest the cash dividends they receive from us. Stockholders participating in the dividend reinvestment plan may purchase fractional shares. If sufficient shares are not available for issuance under our dividend reinvestment plan, the reinvestment agent will remit excess cash dividends to the participants. Participants purchasing shares pursuant to our dividend reinvestment plan will have the same rights as stockholders and will be treated in the same manner as if such shares were issued pursuant to our offering. Participants in the dividend reinvestment plan who have elected pursuant to their subscription agreements to have selling commissions due with respect to the purchase of their shares paid over a six-year period pursuant to the deferred commission option will, during each of the six years following subscription, or longer if required to satisfy their outstanding deferred commission obligations, have their dividends otherwise payable to them reinvested pursuant to the dividend reinvestment plan only after they have satisfied their annual deferred commission obligation.

After the expiration of the offering of our shares under the dividend reinvestment plan, we may determine to allow participants to reinvest cash dividends from us in shares issued by a subsequent Behringer Harvard program only if all of the following conditions are satisfied:

- prior to the time of such reinvestment, the participant has received the final prospectus and any supplements thereto offering interests in the subsequent Behringer Harvard program and such prospectus allows investments pursuant to a dividend or distribution reinvestment plan;

- a registration statement covering the interests in the subsequent Behringer Harvard program has been declared effective under the Securities Act;

- the offer and sale of such interests are qualified for sale under applicable state securities laws;

- the participant executes the subscription agreement included with the prospectus for the subsequent Behringer Harvard program;

- the participant qualifies under applicable investor suitability standards as contained in the prospectus for the subsequent Behringer Harvard program; and

- the subsequent Behringer Harvard program has substantially identical investment objectives as Behringer Harvard REIT I.

Stockholders who invest in subsequent Behringer Harvard programs pursuant to our dividend reinvestment plan will become investors in such subsequent Behringer Harvard program and, as such, will receive the same reports as other investors in the subsequent Behringer Harvard program.

Election to Participate or Terminate Participation

A stockholder may become a participant in our dividend reinvestment plan by making a written election to participate on his subscription agreement at the time he subscribes for shares. Any other stockholder who has not previously elected to participate in the dividend reinvestment plan may so elect at any time by delivering to the reinvestment agent a completed enrollment form or other written authorization required by the reinvestment agent. Participation in our dividend reinvestment plan will commence with the next dividend payable after receipt of the participant's notice, provided it is received at least ten days prior to the last day of the fiscal quarter to which the dividend relates.

Some brokers may determine not to offer their clients the opportunity to participate in our dividend reinvestment plan. Any prospective investor who wishes to participate in our dividend reinvestment plan should consult with his broker as to the broker's position regarding participation in the dividend reinvestment plan.

We reserve the right to prohibit qualified retirement plans from participating in our dividend reinvestment plan if such participation would cause our underlying assets to constitute "plan assets" of qualified retirement plans. See "Investment by Tax-Exempt Entities and ERISA Considerations."

Each stockholder electing to participate in our dividend reinvestment plan agrees that, if at any time he fails to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current prospectus or subscription agreement relating to such investment, he will promptly notify the reinvestment agent in writing of that fact.

Subscribers should note that affirmative action in the form of written notice to the reinvestment agent must be taken to withdraw from participation in our dividend reinvestment plan. A withdrawal from participation in our dividend reinvestment plan will be effective with respect to dividends for a fiscal quarter only if written notice of termination is received at least ten days prior to the end of such fiscal quarter. In addition, a transfer of shares prior to the date our shares are listed for trading on a national securities exchange or included for quotation on the Nasdaq Stock Market will terminate participation in the dividend reinvestment plan with respect to such transferred shares as of the first day of the quarter in which the transfer is effective, unless the transferee demonstrates to the reinvestment agent that the transferee meets the requirements for participation in the plan and affirmatively elects to participate in the plan by providing to the reinvestment agent an executed enrollment form or other written authorization required by the reinvestment agent.

Offers and sales of shares pursuant to the dividend reinvestment plan must be registered in every state in which such offers and sales are made. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares pursuant to the dividend reinvestment plan in any states in which registration is not renewed annually.

Reports to Participants

Within 60 days after the end of each fiscal quarter, the reinvestment agent will mail to each participant a statement of account describing, as to such participant, the dividends received during the quarter, the number of shares or other interests purchased during the quarter, the purchase price for such shares or interests, and the total shares or interests purchased on behalf of the participant pursuant to our dividend reinvestment plan.

Federal Income Tax Considerations

Taxable participants will incur tax liability for partnership income allocated to them even though they have elected not to receive their dividends in cash but rather to have their dividends reinvested under our dividend reinvestment plan. See "Risk Factors – Federal Income Tax Risks." Tax information regarding each participant's participation in the plan will be provided to each participant at least annually.

Amendment and Termination

We reserve the right to amend any aspect of our dividend reinvestment plan with 30 days notice to participants. The reinvestment agent also reserves the right to terminate a participant's individual participation in the plan, and we reserve the right to terminate our dividend reinvestment plan itself in our sole discretion at any time, by sending ten days' prior written notice of termination to the terminated participant or, upon termination of the plan, to all participants.

THE OPERATING PARTNERSHIP AGREEMENT

General

Behringer Harvard OP I was formed in June 2002 to acquire, own and operate properties on our behalf. It will be an Umbrella Partnership Real Estate Investment Trust, or UPREIT, which structure is utilized generally to provide for the acquisition of real property from owners who desire to defer taxable gain that would otherwise be recognized by them upon the disposition of their property. These owners may also desire to achieve diversity in their investment and other benefits afforded to owners of stock in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT for tax purposes, the REIT's proportionate share of the assets and income of an UPREIT, such as Behringer Harvard OP I, will be deemed to be assets and income of the REIT.

A property owner may contribute property to an UPREIT in exchange for limited partnership units on a tax-free basis. In addition, Behringer Harvard OP I is structured to make distributions with respect to limited partnership units that will be equivalent to the dividend distributions made to holders of our common stock. Finally, a limited partner in Behringer Harvard OP I may later exchange his or her limited partnership units in Behringer Harvard OP I for shares of our common stock in a taxable transaction.

The partnership agreement for Behringer Harvard OP I contains provisions which would allow, under certain circumstances, other entities, including other Behringer Harvard programs, to merge into or cause the exchange or conversion of their interests for interests of Behringer Harvard OP I. In the event of such a merger, exchange or conversion, Behringer Harvard OP I would issue additional limited partnership interests which would be entitled to the same exchange rights as other holders of limited partnership interests of Behringer Harvard OP I. As a result, any such merger, exchange or conversion ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

We intend to hold substantially all of our assets through Behringer Harvard OP I. We are the sole general partner of Behringer Harvard OP I and, as of February 19, 2003, we owned an approximately 0.1% equity percentage interest in Behringer Harvard OP I. Our subsidiary, BHR Partners, LLC, has contributed $170,000 to Behringer Harvard OP I and is the only limited partner and the owner of the other approximately 99.9% equity percentage interest in Behringer Harvard OP I. As the sole general partner of Behringer Harvard OP I, we have the exclusive power to manage and conduct the business of Behringer Harvard OP I.

The following is a summary of certain provisions of the partnership agreement of Behringer Harvard OP I. This summary is not complete and is qualified by the specific language in the partnership agreement. You should refer to the partnership agreement, itself, which we have filed as an exhibit to the registration statement, for more detail.

Capital Contributions

As we accept subscriptions for shares, we will transfer substantially all of the net proceeds of the offering to Behringer Harvard OP I as a capital contribution; however, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. Behringer Harvard OP I will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering. If Behringer Harvard OP I requires additional funds at any time in excess of capital contributions made by us and BHR Partners or from borrowings, we may borrow funds from a financial institution or other lender and lend such funds to Behringer Harvard OP I on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause Behringer Harvard OP I to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in the best interests of us and Behringer Harvard OP I.

Operations

The partnership agreement requires that Behringer Harvard OP I be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability, and (3) ensure that Behringer Harvard OP I will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Internal Revenue Code, which classification could result in Behringer Harvard OP I being taxed as a corporation, rather than as a partnership. See "Federal Income Tax Considerations – Tax Aspects of Our Operating Partnership – Classification as a Partnership."

The partnership agreement provides that Behringer Harvard OP I will distribute cash flow from operations to the limited partners of Behringer Harvard OP I in accordance with their relative percentage interests on at least a quarterly basis in amounts determined by us, such that a holder of one unit of limited partnership interest in Behringer Harvard OP I will receive the same amount of annual cash flow distributions from Behringer Harvard OP I as the amount of annual dividends paid to the holder of one of our shares of common stock. Remaining cash from operations will be distributed to us as the general partner to enable us to make dividend distributions to our stockholders.

Similarly, the partnership agreement of Behringer Harvard OP I provides that taxable income is allocated to the limited partners of Behringer Harvard OP I in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in Behringer Harvard OP I will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in Behringer Harvard OP I.

Upon the liquidation of Behringer Harvard OP I, after payment of debts and obligations, any remaining assets of Behringer Harvard OP I will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances. If we or BHR Partners were to have a negative balance in our capital account following a liquidation, we would be obligated to contribute cash to Behringer Harvard OP I equal to such negative balance for distribution to other partners, if any, having positive balances in such capital accounts.

In addition to the administrative and operating costs and expenses incurred by Behringer Harvard OP I in acquiring and operating real properties, Behringer Harvard OP I will pay all of our administrative costs and expenses, and such expenses will be treated as expenses of Behringer Harvard OP I. Such expenses will include:

- all expenses relating to the formation and continuity of our existence;

- all expenses relating to the public offering and registration of securities by us;

- all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

- all expenses associated with compliance by us with applicable laws, rules and regulations;

- all costs and expenses relating to any issuance or redemption of partnership interests or shares of our common stock; and

- all our other operating or administrative costs incurred in the ordinary course of our business on behalf of Behringer Harvard OP I.

All claims between the partners of Behringer Harvard OP I arising out of the partnership agreement are subject to binding arbitration.

Exchange Rights

The limited partners of Behringer Harvard OP I, including BHR Partners, have the right to cause their limited partnership units to be redeemed by Behringer Harvard OP I or purchased by us for cash. In either event, the cash amount to be paid will be equal to the cash value of the number of our shares that would be issuable if the limited partnership units were exchanged for our shares on a one-for-one basis. Alternatively, we may elect to purchase the limited partnership units by issuing one share of our common stock for each limited partnership unit exchanged. As of February 19, 2003, there are 170,000 limited partnership units outstanding. These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon exercise would (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, (4) cause us to own 10.0% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code, or (5) cause the acquisition of shares by a redeemed limited partner to be "integrated" with any other distribution of our shares for purposes of complying with the Securities Act.

Subject to the foregoing, limited partners of Behringer Harvard OP I may exercise their exchange rights at any time after one year following the date of issuance of their limited partnership units. However, a limited partner may not deliver more than two exchange notices each calendar year and may not exercise an exchange right for less than 1,000 limited partnership units, unless such limited partner holds less than 1,000 units, in which case, he must exercise his exchange right for all of his units. We do not expect to issue any of the shares of common stock offered hereby to limited partners of Behringer Harvard OP I in exchange for their limited partnership units. Rather, in the event a limited partner of Behringer Harvard OP I exercises its exchange rights, and we elect to purchase the limited partnership units with shares of our common stock, we expect to issue unregistered shares of common stock, or subsequently registered shares of common stock, in connection with such transaction.

Transferability of Interests

We may not (1) voluntarily withdraw as the general partner of Behringer Harvard OP I, (2) engage in any merger, consolidation or other business combination, or (3) transfer our general partnership interest in Behringer Harvard OP I (except to a wholly owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to Behringer Harvard OP I in return for an interest in Behringer Harvard OP I and agrees to assume all obligations of the general partner of Behringer Harvard OP I. We may also enter into a business combination or transfer our general partnership interest upon the receipt of the consent of a majority-in-interest of the limited partners of Behringer Harvard OP I, other than BHR Partners and other affiliates of Robert M. Behringer. With certain exceptions, a limited partner may not transfer its interests in Behringer Harvard OP I, in whole or in part, without our written consent as general partner. In addition, BHR Partners may not transfer its interest in Behringer Harvard OP I as long as Behringer Advisors is acting as our advisor, except pursuant to the exercise of its right to exchange limited partnership units for shares of our common stock, in which case similar restrictions on transfer will apply to the REIT shares received by BHR Partners.

PLAN OF DISTRIBUTION

The Offering

We are offering a maximum of 80,000,000 shares to the public through Behringer Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. The shares are being offered at a price of $10 per share on a "best efforts" basis, which means generally that the dealer manager will be required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We are also offering 8,000,000 shares for sale pursuant to our dividend reinvestment plan at a price of $10 per share. An additional 3,520,000 shares are reserved for issuance upon exercise of soliciting dealer warrants, which are granted to participating broker-dealers based upon the number of shares they sell. Therefore, a total of 91,520,000 shares are being registered in this offering. The offering of shares of our common stock will terminate on or before February 19, 2005. However, we reserve the right to terminate this offering at any time prior to such termination date. At the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our dividend reinvestment plan up to February 19, 2011, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which the registration is not renewed annually.

Behringer Securities

Behringer Securities was organized in December 2001 for the purpose of participating in and facilitating the distribution of securities of Behringer Harvard programs, including the securities being offered in this offering. This offering is the first offering for which Behringer Securities has acted as dealer manager. For additional information about Behringer Securities, including information relating to Behringer Securities' affiliation with us, please refer to the section of this prospectus captioned "Management – Affiliated Companies – Dealer Manager."

Compensation We Will Pay for the Sale of Our Shares

Except as provided below, our dealer manager will receive selling commissions of 7.0% of the gross offering proceeds. The dealer manager will also receive a dealer manager fee in the amount of 2.5% of the gross offering proceeds as compensation for acting as the dealer manager and for expenses incurred in connection with marketing and due diligence expense reimbursement. With respect to purchases pursuant to our dividend reinvestment plan, Behringer Securities has agreed to reduce its dealer manager fee to 1.0% of the gross proceeds. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. A broker-dealer for a stockholder who elects to participate in our dividend reinvestment plan will be paid selling commissions for the reinvestment purchases at the same rate as for the stockholder's initial purchases. However, stockholders participating in the dividend reinvestment plan may designate the amount of the selling commission, up to 7.0%, and to whom it will be paid To the extent that all or a portion of the 7.0% selling commission is not designated for payment to a stockholder's broker, the 7.0% selling commission, or balance thereof, will be retained and used by us for additional investments. See "Summary of Dividend Reinvestment Plan – Investment of Dividends."

	Per Share	Total Minimum	Total Maximum
Price to public	$10.00	$2,500,000	$880,000,000
Selling commissions	.70	175,000	61,600,000
Marketing and due diligence expense	.25	62,500	20,800,000
Proceeds to Behringer Harvard REIT I	$ 9.05	$2,262,500	$797,600,000

We will not pay any selling commissions in connection with the following special sales: (i) the sale of the shares to one or more select dealers and their respective officers and employees and some of their respective affiliates who so request; and (ii) the sale of the shares to investors whose contracts for investment advisory and related brokerage services include a fixed or "wrap" fee feature.

We will also award to our dealer manager one soliciting dealer warrant for every 25 shares it sells during the offering period. The dealer manager may retain or reallow these warrants to officers, directors and partners of broker-dealers participating in the offering, unless such issuance of soliciting dealer warrants is prohibited by either federal or state securities laws. The holder of a soliciting dealer warrant will be entitled to purchase one share from us at a price of $12 per share during the period beginning on the first anniversary of the effective date of this offering and ending five years after the effective date of this offering. Subject to certain exceptions, a soliciting dealer warrant may not be transferred, assigned, pledged or hypothecated for a period of one year following the effective date of this offering. The shares issuable upon exercise of the soliciting dealer warrants are being registered as part of this offering. For the life of the soliciting dealer warrants, participating broker-dealers are given the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership, with a resulting dilution in the interest of other stockholders upon exercise of such warrants. In addition, holders of the soliciting dealer warrants would be expected to exercise such warrants at a time when we could obtain needed capital by offering new securities on terms more favorable than those provided by the soliciting dealer warrants. Exercise of the soliciting dealer warrants is governed by the terms and conditions detailed in this prospectus and in the warrant purchase agreement, which is attached as an exhibit to the registration statement of which this prospectus is a part.

Our dealer manager may authorize certain other broker-dealers who are members of the NASD to sell shares of our common stock. In the event of the sale of shares by such other broker-dealers, the dealer manager may reallow its commissions in the amount of up to 7.0% of the gross offering proceeds to such participating broker-dealers. In addition, the dealer manager may reallow to broker-dealers participating in the offering a portion of its dealer manager fee in the aggregate amount of up to 1.5% of gross offering proceeds to be paid to such participating broker-dealers as marketing fees, including bona fide conference fees incurred, and due diligence expense reimbursement. The amount of the reallowance will be commensurate with the participating broker-dealer's level of marketing support, level of due diligence review and success of its sales efforts, each as compared to those of the other participating broker-dealers.

We or our affiliates may also provide non-cash incentive items for registered representatives of our dealer manager and the participating broker-dealers, which in no event shall exceed an aggregate of $100 per annum per participating salesperson. The value of such items shall be considered underwriting compensation in connection with this offering. In no event shall the total underwriting compensation, including selling commissions, the dealer manager fee and underwriting expense reimbursements, exceed 9.5% of gross offering proceeds, except for the soliciting dealer warrants described above.

Investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (1) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or (2) if the investor is investing in a bank trust account with respect to which the investor has delegated the decision-making authority for investments made in the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transactions. All such sales must be made through registered broker-dealers. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or a bank trust department to advise favorably for an investment in our common stock.

We have agreed to indemnify the participating broker-dealers, including our dealer manager and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

The broker-dealers participating in the offering of our shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares will be sold.

Shares Purchased by Affiliates

Our executive officers and directors, as well as officers and employees of Behringer Advisors and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates, may purchase shares offered in this offering at a discount. The purchase price for such shares shall be $9.05 per share, reflecting the fact that selling commissions in the amount of $0.70 per share and dealer manager fees in the amount of $0.25 per share will not be payable in connection with such sales. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Behringer Advisors and its affiliates will be expected to hold their shares purchased as stockholders for investment and not with a view towards distribution. In addition, shares purchased by Behringer Advisors or its affiliates will not be entitled to vote on any matter presented to the stockholders for a vote.

Subscription Process

We will sell shares of our common stock when subscriptions to purchase shares are received and accepted by us. If you meet our suitability standards, you may subscribe for shares by completing and signing a subscription agreement, like the one contained in this prospectus as Exhibit B, according to its instructions for a specific number of shares and delivering to Behringer Securities a check for the full purchase price of the shares, payable to "Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard REIT I, Inc." You should exercise care to ensure that the subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you:

- have received this prospectus;

- agree to be bound by the terms of our charter;

- meet the suitability standards described in this prospectus;

- understand that, if you are a California resident or ever propose to transfer your shares to a California resident, the State of California imposes transfer restrictions on our shares in addition to the restrictions included in our charter;

- affirm that, if you are an Ohio or Pennsylvania resident, your investment does not exceed 10.0% of your liquid net worth;

- are purchasing the shares for your own account;

- acknowledge that there is no public market for our shares; and

- are in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to our shares. See also the section of this prospectus captioned "How to Subscribe."

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive this prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and the broker-dealers participating in the offering will submit a subscriber's check to the escrow agent by noon of the next business day following receipt of the subscriber's subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy, a subscriber's check will be promptly deposited with the escrow agent in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be deposited in a segregated escrow account with our escrow agent, and will be held in trust for your benefit, pending release to us.

We will accept or reject subscriptions within 30 days after we receive them. If your subscription agreement is rejected, your funds, plus interest, will be returned to you within ten business days after the date of such rejection.

If your subscription is accepted, we will send you a confirmation of your purchase after you have been admitted as an investor. After we have sold $2.5 million of our common stock, we expect to admit new investors at least monthly. The escrow agent will not release your funds to us until we admit you as a stockholder. Funds received by us from prospective investors will continue to be placed in escrow during this offering and we will issue additional shares periodically.

Minimum Offering

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least $2.5 million have been received and accepted by us (the "Minimum Offering"). Any shares purchased by our advisor or its affiliates will not be counted in calculating the Minimum Offering. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that mature on or before February 19, 2004 or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested. Subscribers may not withdraw funds from the escrow account.

If the Minimum Offering has not been received and accepted by February 19, 2004 (one year after the date of this prospectus), our escrow agent will promptly so notify us, and this offering will be terminated and your funds and subscription agreement will be returned to you within ten days after the date of such termination. In such event, our escrow agent is obligated to use its best efforts to obtain an executed Internal Revenue Service Form W-9 from each subscriber whose subscription is rejected. In the event that a subscriber fails to remit an executed Internal Revenue Service Form W-9 to our escrow agent prior to the date our escrow agent returns the subscriber's funds, our escrow agent will be required to withhold from such funds 30.0% of the earnings attributable to such subscriber in accordance with Treasury Regulations. Interest will accrue on funds in the escrow account as applicable to the short-term investments in which such funds are invested. During any period in which subscription proceeds are held in escrow, interest earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. Such interest will be paid to subscribers upon the termination of the escrow period. We will bear all expenses of the escrow and, as such, the interest to be paid to any subscriber will not be reduced for such expense.

Subscription proceeds received from residents of Nebraska and residents of Pennsylvania will be placed in a separate interest-bearing escrow account with the escrow agent until subscriptions for at least 4,400,000 shares aggregating at least $44.0 million, have been received and accepted by us. If we have not received and accepted subscriptions for 4,400,000 shares by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Nebraska investors and Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investment returned to them. If a Nebraska investor or a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, we must return those funds, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day escrow period, to the investor within ten calendar days after receipt of the investor's request.

Admission of Stockholders

Initial subscribers may be admitted as stockholders and the payments transferred from escrow to us at any time after we have received and accepted the Minimum Offering, except that subscribers residing in either Nebraska or Pennsylvania may not be admitted until subscriptions have been received and accepted for 4,400,000 shares ($44.0 million). In addition, certain other states may impose different requirements than those set forth herein. We expect to admit stockholders to Behringer Harvard REIT I on a monthly basis following the Minimum Offering.

Upon admission as new stockholders of Behringer Harvard REIT I, the escrow agent will release such subscribers' funds to us. The interest, if any, earned on escrow funds prior to the transmittal of the proceeds to us generally will not become part of our capital. Instead, promptly after ten days following each new investor admission date, we will cause the escrow agent to make distributions to stockholders of all interest earned on their escrowed funds used to purchase the shares. Interest, if any, earned on accepted subscription proceeds will be payable to you only if your funds have been held in escrow by our escrow agent for at least 35 days. You will not otherwise be entitled to interest earned on funds held by us or to receive interest on your invested capital.

The proceeds of this offering will be received and held in trust for the benefit of purchasers of shares to be used only for the purposes set forth in the "Estimated Use of Proceeds" section of this prospectus.

Investments by IRAs and Qualified Plans

Sterling Trust Company has agreed to act as an IRA custodian for purchasers of our common stock who desire to establish an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. We will pay the fees related to the establishment of investor accounts with Sterling Trust Company, and we will also pay the fees related to the maintenance of any such account for the first year following its establishment. Thereafter, Sterling Trust Company has agreed to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. Sterling Trust Company is a wholly owned subsidiary of Matrix Bancorp, Inc., a publicly traded financial services holding company based in Denver, Colorado. Further information as to custodial services is available through your broker or may be requested from us or downloaded from our web site.

We may sell shares to retirement plans of broker-dealers participating in the offering, to broker-dealers in their individual capacities, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives in their individual capacities for 93.0% of the public offering price in consideration for the services rendered by such broker-dealers and registered representatives to us in this offering. The net proceeds to us from such sales will be identical to net proceeds we receive from other sales of shares.

Volume Discounts

In connection with sales of certain minimum numbers of shares to a "purchaser," as defined below, volume discounts resulting in reductions in selling commissions payable with respect to such sales are available to investors. In such event, any such reduction will be credited to the investor by reducing the purchase price per share payable by the investor. The following table illustrates the various discount levels available:

Number of Shares Purchased	Purchase Price per Incremental Share in Volume Discount Range	Commissions on Sales per Incremental Share in Volume Discount Range	
		Percentage (based on $10 per share)	Amount
1 to 50,000	$10.00	7.0%	$0.70
50,001 to 100,000	9.80	5.0	0.50
100,001 and over	9.60	3.0	0.30

For example, if an investor purchases 600,000 shares he or she would pay (1) $500,000 for the first 50,000 shares ($10.00 per share), (2) $490,000 for the next 50,000 shares ($9.80 per share), and (3) $4,800,000 for the remaining 500,000 shares ($9.60 per share). Accordingly, he or she could pay as little as $5,780,000 (approximately $9.63 per share) rather than $6,000,000 for the shares, in which event the commission on the sale of such shares would be $210,000 (approximately $0.35 per share) and, after payment of the dealer manager fee of $150,000 ($0.25 per share), we would receive net proceeds of $5,420,000 ($9.03 per share). The net proceeds to us will not be affected by volume discounts.

In addition, in order to encourage purchases of 1,000,000 or more shares, a potential purchaser who proposes to purchase at least 1,000,000 shares may agree with Behringer Advisors and Behringer Securities to have the dealer manager fee with respect to the sale of such shares reduced to as little as 1.0%, and, with the agreement of the participating broker, to have the selling commission payable with respect to the sale of such shares reduced to as little as 0.5%, in which event the aggregate fees payable with respect to the sale of such shares would be reduced by $0.80 per share, and the purchaser of such shares would be required to pay a total of $9.20 per share purchased, rather than $10.00 per share. The net proceeds to us would not be affected by such fee reductions. All such sales must be made through registered broker-dealers.

Because all investors will be deemed to have contributed the same amount per share to us for purposes of declaring and paying dividends, investors qualifying for a volume discount will receive a higher return on their investment than investors who do not qualify for such discount.

Regardless of any reduction in any commissions (or acquisition and advisory fees in respect of sales of over 1,000,000 shares), for any reason, any other fees based upon gross proceeds of the offering, including acquisition and advisory fees payable to Behringer Advisors, will be calculated as though the purchaser paid $10 per share. The sales price for all such shares will also be deemed to be $10 per share for the purposes of determining whether we have sold shares equal to the Minimum Offering.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any "purchaser," as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single "purchaser." Any request to combine more than one subscription must be made in writing, submitted simultaneously with the subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by our advisor that all of such subscriptions were made by a single "purchaser."

For the purposes of such volume discounts, the term "purchaser" includes:

- an individual, his or her spouse and their children under the age of 21 who purchase the units for his, her or their own accounts;

- a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

- an employees' trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

- all commingled trust funds maintained by a given bank.

Notwithstanding the above, in connection with volume sales made to investors in our common stock, investors may request in writing to aggregate subscriptions, including subscriptions to public real estate programs previously sponsored by our advisor or its affiliates, as part of a combined order for purposes of determining the number of shares purchased, provided that any aggregate group of subscriptions must be received from the same broker-dealer, including our dealer manager. Any such reduction in selling commission will be prorated among the separate subscribers. An investor may reduce the amount of his or her purchase price to the net amount shown in the foregoing table, if applicable. If such investor does not reduce the purchase price, the excess amount submitted over the discounted purchase price shall be returned to the actual separate subscribers for shares. As set forth above, all requests to aggregate subscriptions must be made in writing, and except as provided in this paragraph, separate subscriptions will not be cumulated, combined or aggregated.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this Rule, volume discounts can be made available to California residents only in accordance with the following conditions:

- there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;

- all purchasers of the shares must be informed of the availability of quantity discounts;

- the same volume discounts must be allowed to all purchasers of shares which are part of the offering;

- the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;

- the variance in the price of the shares must result solely from a different range of commissions, and all discounts allowed must be based on a uniform scale of commissions; and

- no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Deferred Commission Option

Subscribers for shares may agree with their participating broker-dealers and our dealer manager to have selling commissions due with respect to the purchase of their shares paid over a six-year period pursuant to a deferred commission arrangement. Stockholders electing the deferred commission option will be required to pay a total of $9.40 per share purchased upon subscription, rather than $10.00 per share, with respect to which $0.10 per share will be payable as commissions due upon subscription. For the period of six years following subscription, $0.10 per share will be deducted on an annual basis from dividends or other cash distributions otherwise payable to the stockholders and used by us to pay deferred commission obligations. The net proceeds to us will not be affected by the election of the deferred commission option. Under this arrangement, a stockholder electing the deferred commission option will pay a 1.0% commission upon subscription, rather than a 7.0% commission, and an amount equal to a 1.0% commission per year thereafter for the next six years, or longer if required to satisfy outstanding deferred commission obligations, will be deducted from dividends or other cash distributions otherwise payable to such stockholder and used by us to satisfy commission obligations. The foregoing commission amounts may be adjusted with approval of our dealer manager by application of the volume discount provisions described previously.

Stockholders electing the deferred commission option who are subject to federal income taxation will incur tax liability for dividends or other cash distributions otherwise payable to them with respect to their shares even though such dividends or other cash distributions will be withheld from such stockholders and will instead be paid to third parties to satisfy commission obligations.

Investors who wish to elect the deferred commission option should make the election on their subscription agreement. Election of the deferred commission option will authorize us to withhold dividends or other cash distributions otherwise payable to such stockholder for the purpose of paying commissions due under the deferred commission option. However, in no event may we withhold in excess of $0.60 per share in the aggregate under the deferred commission option. Dividends or cash distributions otherwise payable to stockholders may be pledged by us, our dealer manager, or our advisor or our respective affiliates to secure one or more loans, the proceeds of which would be used to satisfy selling commission obligations. Investors who elect both the deferred commission option and participation in our dividend reinvestment plan will have their dividends reinvested in our shares pursuant to the dividend reinvestment plan each year during the six-year period following subscription only after such funds have been applied to satisfy the investor's annual deferred commission obligation for such year. After the investor's deferred commission obligation has been satisfied, the investor will be eligible to participate in the dividend reinvestment plan with respect to the investor's dividends.

In the event that, at any time prior to the satisfaction of our remaining deferred commission obligations, listing of the shares occurs or is reasonably anticipated to occur, or we begin a liquidation of our properties, the remaining commissions due under the deferred commission option may be accelerated by us. In either such event, we will provide notice of such acceleration to stockholders who have elected the deferred commission option. The amount of the remaining commissions due shall be deducted and paid by us out of dividends or other cash distributions otherwise payable to such stockholders during the time period prior to listing or a liquidation of our properties. However, in no event may we withhold in excess of $0.60 per share in the aggregate. To the extent that the distributions during such time period are insufficient to satisfy the remaining commissions due, the obligation of us and our stockholders to make any further payments of deferred commissions under the deferred commission option shall terminate, and participating broker-dealers will not be entitled to receive any further portion of their deferred commissions following listing of our shares or a liquidation of our properties.

In addition, if you elect the deferred commission option and subsequently elect to participate in our share redemption program or request that we transfer your shares for any other reason prior to the time that the remaining deferred selling commissions have been deducted from cash distributions otherwise payable to you during the period that deferred commissions are payable, then we will accelerate the remaining selling commissions due under the deferred commission option. In such event, we shall provide notice of such acceleration to you, and:

- in the case of an election to sell the shares under our shares redemption program, you will be required to pay to us the unpaid portion of the remaining deferred commission obligation prior to or concurrently with our purchase of your shares pursuant to our share redemption program or we may deduct such unpaid portion of the remaining deferred commission obligation from the amount otherwise due to you for our purchase of your shares under our share redemption program; or

- if you request that we transfer the shares for any other reason, you will not be entitled to effect any such transfer until you first either:

  - pay to us the unpaid portion of the remaining deferred commission obligation or

  - provide a written instrument in form and substance satisfactory to us, and appropriately signed by the transferee, stating that the proposed transferee agrees to have the unpaid portion of the remaining deferred commission obligation deducted from cash distributions otherwise payable to the transferee during the remaining portion of the specified period, which may be up to six years.

WHO MAY INVEST

In order to purchase shares in this offering, you must:

- meet the applicable financial suitability standards as described below and

- purchase at least the minimum number of shares as described below.

We have established suitability standards for initial stockholders and subsequent purchasers of shares from our stockholders. These suitability standards require that a purchaser of shares have, excluding the value of a purchaser's home, furnishings and automobiles, either:

- a net worth of at least $150,000; or

- a gross annual income of at least $45,000 and a net worth of at least $45,000.

The minimum purchase is 100 shares ($1,000), except in certain states as described below. You may not transfer less shares than the minimum purchase requirement. In addition, you may not transfer, fractionalize or subdivide your shares so as to retain less than the number of shares required for the minimum purchase. In order to satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code.

After you have purchased the minimum investment, or have satisfied the minimum purchase requirements of Behringer Harvard Short-Term Fund I, Behringer Harvard Mid-Term Fund I or any other Behringer Harvard public real estate program, any additional purchase must be in increments of at least 2.5 shares ($25), except for (1) purchases of shares pursuant to our dividend reinvestment plan or reinvestment plans of other Behringer Harvard public real estate programs, which may be in lesser amounts, and (2) purchases made by Minnesota and Oregon residents in other Behringer Harvard public real estate programs, who must still satisfy the minimum purchase requirements of that program.

Several states have established suitability requirements that are more stringent than the standards that we have established and described above. Shares will be sold only to investors in these states who meet the special suitability standards set forth below:

- Iowa, Michigan, Oregon and North Carolina – Investors must have either (1) a net worth of at least $225,000 or (2) gross annual income of $60,000 and a net worth of at least $60,000.

- Missouri – Investors must have either (1) a net worth of at least $225,000 or (2) gross annual income of $60,000 and a net worth of at least $60,000. In addition, investors may not invest greater than 10.0% of their liquid net worth in our shares.

- Ohio and Pennsylvania – In addition to our standard suitability requirements, investors must have a net worth of at least ten times their investment in our shares.

In all states listed above, net worth is to be determined excluding the value of a purchaser's home, furnishings and automobiles.

Because the minimum offering of our common stock is less than $88,000,000, Pennsylvania investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds.

For reasons other than suitability requirements, we currently do not offer or sell any shares to residents of New Hampshire. We may amend our offering at a later date if we determine to sell shares in these states.

In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in our shares, our investment objectives and the relative illiquidity of our shares, shares of our common stock are an appropriate investment for those of you who become investors.

Our advisor and its affiliates, as well as each participating broker-dealer, and any other person selling shares on our behalf are required to:

- make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, investment experience, income, net worth, financial situation and other investments held by such investor; and

- maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state;

- can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation; and

- have an apparent understanding of:

  – the fundamental risks of an investment in our common stock;

  – the risk that you may lose your entire investment;

  – the lack of liquidity of our common stock;

  – the restrictions on transferability of our common stock;

  – the background and qualifications of our advisor; and

  – the tax consequences of an investment in our common stock.

HOW TO SUBSCRIBE

Investors who meet the applicable suitability standards and minimum purchase requirements described in the "Who May Invest" section of this prospectus may purchase shares of common stock. If you want to purchase shares, you must proceed as follows:

(1)   Read the entire prospectus and the current supplement(s), if any, accompanying this prospectus.

(2)   Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Exhibit B.

(3)   Deliver a check to Behringer Securities for the full purchase price of the shares being subscribed for, payable to "Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard REIT I, Inc." along with the completed subscription agreement. Certain dealers who have "net capital," as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check made payable to the escrow agent for the purchase price of your subscription. The name of the dealer appears on the subscription agreement.

(4)   By executing the subscription agreement and paying the full purchase price for the shares subscribed for, you will attest that you meet the suitability standards as stated in the subscription agreement and agree to be bound by the terms of the subscription agreement.

If you elect the deferred commission option, you must do so by indicating your election on the signature page of the subscription agreement. The dealer must also complete and sign the subscription agreement to acknowledge its agreement to the deferred commission option. This is more fully explained in the section of this prospectus captioned "Plan of Distribution – Deferred Commission Option."

An approved trustee must process through us and forward us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If you want to purchase shares through an IRA, SEP or other tax-deferred account, Sterling Trust Company has agreed to serve as IRA custodian for such purpose. We will pay the fees related to the establishment of investor accounts with Sterling Trust Company, and we will also pay the fees related to the maintenance of any such account for the first year following its establishment. Thereafter, Sterling Trust Company has agreed to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. Sterling Trust Company is a wholly owned subsidiary of Matrix Bancorp, Inc., a publicly traded financial services holding company based in Denver, Colorado.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize certain sales material in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. The sales material may include:

- investor sales promotion brochures;
- cover letters transmitting the prospectus;
- brochures containing a summary description of the offering;
- brochures describing our advisor, directors and officers;
- reprints of articles about us or the real estate industry generally;
- fact sheets describing the general nature of Behringer Harvard REIT I and our investment objectives;
- slide presentations and studies of the prior performance of entities managed by our advisor and its affiliates;
- broker updates;
- computer presentations;
- web site material;
- electronic media presentations;
- audio cassette presentations;
- video presentations;
- cd-rom presentations;
- seminars and seminar advertisements and invitations; and
- scripts for telephonic marketing.

All of the foregoing material will be prepared by our advisor or its affiliates with the exception of the third-party article reprints. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

The offering of shares is made only by means of this prospectus. Although the information contained in the supplemental sales material will not conflict with any of the information contained in this prospectus, such sales material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or said registration statement or as forming the basis of the offering of the shares.

LEGAL MATTERS

Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has passed upon the legality of the common stock and Morris, Manning & Martin, LLP, Atlanta, Georgia, has passed upon legal matters in connection with our status as a REIT for federal income tax purposes. Neither Ballard Spahr Andrews & Ingersoll, LLP nor Morris, Manning & Martin, LLP purport to represent our stockholders or potential investors, who should consult their own counsel. Morris, Manning & Martin, LLP also provides legal services to Behringer Advisors, our advisor, as well as other affiliates of Behringer Advisors, and may continue to do so in the future.

Morris, Manning & Martin, LLP has reviewed the statements in the section of this prospectus titled "Federal Income Tax Considerations" and elsewhere as they relate to federal income tax matters and the statements in the section of this prospectus titled "Investment by Tax-Exempt Entities and ERISA Considerations."

EXPERTS

The financial statements as of and for the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement under the Securities Act with respect to the shares offered pursuant to this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits related thereto filed with the Securities and Exchange Commission, reference to which is hereby made. Copies of the registration statement and exhibits related thereto, as well as periodic reports and information filed by us, may be obtained upon payment of the fees prescribed by the Securities and Exchange Commission, or may be examined at the offices of the Securities and Exchange Commission without charge, at the public reference facility in Washington, D.C. at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Behringer Harvard REIT I, Inc.

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Behringer Harvard REIT I, Inc. (a development stage company) at December 31, 2002 and the results of their operations and their cash flows for the period June 28, 2002 (date of inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
January 15, 2003

BEHRINGER HARVARD REIT I, INC.
(A Development Stage Maryland Corporation)

CONSOLIDATED BALANCE SHEET
December 31, 2002

ASSETS

Cash and cash equivalents	$196,290
Prepaid assets	1,005
Total Assets	$197,295

LIABILITIES AND STOCKHOLDER'S EQUITY

Total Liabilities	$ –
Stockholder's equity:	
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, none issued and outstanding	$ –
Common stock, $0.0001 par value; 350,000,000 shares authorized, 20,000 shares issued and outstanding	2
Capital in excess of par value	199,998
Retained deficit	(2,705)
Total Liabilities and Stockholder's Equity	$197,295

The accompanying notes are an integral part of these consolidated financial statements.

BEHRINGER HARVARD REIT I, INC.
(A Development Stage Maryland Corporation)

CONSOLIDATED STATEMENT OF OPERATIONS
For the period from June 28, 2002 (date of inception) through December 31, 2002

Revenues:	
Interest..	$ 1,100
Total revenue	1,100
Expenses:	
General and administrative	3,805
Total expenses	3,805
Net loss..	$(2,705)
Basic and diluted weighted average shares outstanding..	20,000
Basic and diluted loss per share	$ (0.14)

The accompanying notes are an integral part of these consolidated financial statements.

BEHRINGER HARVARD REIT I, INC.
(A Development Stage Maryland Corporation)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
For the period from June 28, 2002 (date of inception) through December 31, 2002

| | Common Stock | | | | |
	Number of Shares	Par Value	Capital in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balance, June 28, 2002 (date of inception)	–	$–	$ –	$ –	$ –
Cash received from sale of common stock to Behringer Harvard Holdings, LLC	20,000	2	199,998	–	200,000
Net loss	–	=	–	(2,705)	(2,705)
Balance at December 31, 2002	20,000	$2	$199,998	$(2,705)	$ 197,295

The accompanying notes are an integral part of these consolidated financial statements.

BEHRINGER HARVARD REIT I, INC.
(A Development Stage Maryland Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from June 28, 2002 (date of inception) through December 31, 2002

Cash flows from operation activities:	
Net loss..	$ (2,705)
Changes in assets and liabilities:	
Prepaid expenses..	(1,005)
Net cash used in operating activities	(3,710)
Net change in cash and cash equivalents..	(3,710)
Cash and cash equivalents, beginning of period	200,000
Cash and cash equivalents, end of period...	$196,290

The accompanying notes are an integral part of these consolidated financial statements.

BEHRINGER HARVARD REIT I, INC.
(A Development Stage Maryland Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1. Organization

Behringer Harvard REIT I, Inc. (the "Company") was organized in Maryland on June 26, 2002. BHR Partners, LLC ("BHR Partners") and Behringer Harvard Operating Partnership I, LP ("Behringer Harvard OP I") are wholly owned subsidiaries of the Company, organized on June 27, 2002. BHR Partners is the limited partner and owner of 99.9% of the limited partnership interest of Behringer Harvard OP I. The Company is the general partner and owner of the remaining 0.1% of the limited partnership interest of Behringer Harvard OP I. The Company intends to file a registration statement on Form S-11 with the Securities and Exchange Commission with respect to the Offering of 88,000,000 shares of common stock.

A maximum of 80,000,000 shares may be sold to the public. In addition, the Company plans to register an additional 8,000,000 shares that will be available only to stockholders who elect to participate in the Company's dividend reinvestment plan at $10 per share, and up to 3,520,000 shares to broker-dealers pursuant to warrants whereby participating broker-dealers will have the right to purchase one share for every 25 shares they sell in the Offering. The exercise price for shares purchased pursuant to the warrants is $12 per share.

The Company intends to use the proceeds from its public offering, after deducting offering expenses, primarily to acquire institutional quality office and other commercial properties, such as shopping centers, business and industrial parks, manufacturing facilities and warehouse and distribution facilities, in highly desirable locations in markets with barriers to entry and limited potential for new development.

The Company is in the development stage and has not begun real estate operations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions, balances, and profits have been eliminated in consolidation.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes* ("SFAS 109"). Under the liability method of SFAS 109, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years the differences are expected to reverse. For the tax year ended December 31, 2002, the Company incurred an operating loss that is carried forward for federal income tax purposes. However, the Company intends to elect to be treated as a real estate investment trust for subsequent tax years and accordingly will not be subject to federal income tax assuming that certain organizational and operating requirements are met. As a result, the Company is not expected to realize the future benefit of the operating loss carryover. Consequently, the resulting deferred tax asset has been fully reserved. Prior to the application of the valuation allowance the Company had a deferred tax asset related to the loss carryforward of $947.

Current Federal and State	$ –
Deferred Federal and State	(947)
Total income tax benefit before valuation allowance	$ (947)
Valuation allowance	947
Total income tax benefit after valuation allowance	$ –

Concentration of Credit Risk

At December 31, 2002, the Company had cash on deposit in one financial institution in excess of federally insured levels; however, the Company has not experienced any losses in such account. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments purchased with original maturities of three months or less.

Revenue recognition

Income is recognized as it is earned.

3. Capitalization

At December 31, 2002, the Company was authorized to issue 350,000,000 shares of common stock and 50,000,000 shares of preferred stock. All shares of such stock have a par value of $0.0001 per share. On June 28, 2002 (date of inception), the Company sold 20,000 shares, at the proposed Offering price of $10 per share, to Behringer Harvard Holdings, LLC, owner of general and limited partnership interests of the Company's advisor and manager. The Company's Board of Directors may authorize additional shares of capital stock and their characteristics without obtaining shareholder approval.

4. Earnings Per Share

The weighted average number of shares of common stock outstanding was 20,000 for the period ended December 31, 2002.

5. Related Party Arrangements

Certain affiliates of the Company will receive fees and compensation in connection with the Offering, and the acquisition, management and sale of the assets of the Company. Behringer Securities, LP ("Behringer Securities"), the affiliated dealer-manager, will receive a commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Behringer Securities intends to reallow 100.0% of commissions earned to participating broker-dealers. In addition, up to 2.5% of gross proceeds before reallowance to participating broker-dealers will be paid to Behringer Securities as a dealer manager fee; provided that Behringer Securities will receive 1.0% of the gross proceeds of purchases pursuant to the Company's dividend reinvestment plan. Behringer Securities may reallow a portion of its dealer manager fee of up to 1.5% of the gross offering proceeds to be paid to such participating broker-dealers as marketing fees, including bona fide conference fees incurred, and due diligence expense reimbursement.

Behringer Advisors, LP ("Behringer Advisors"), the affiliated advisor for the Company, or its affiliates, may receive up to 2.5% of gross offering proceeds for reimbursement of organization and offering expenses upon execution of the advisory agreement. All organization and offering expenses (excluding selling commissions and the dealer manager fee) are being paid for by Behringer Advisors or its affiliates and could be reimbursed by the Company up to 2.5% of gross offering proceeds. Until the advisory agreement is completed and executed, the Company has no obligation to reimburse any organization or offering costs. As of December 31, 2002, Behringer Advisors had paid $1,926,970 of organization and offering expenses on behalf of the Company. Behringer Advisors or its affiliates also will receive acquisition and advisory fees of up to 3.0% of the contract purchase price of each asset for the acquisition, development or construction of real property or, with respect to any mortgage loan, up to 3.0% of the funds advanced for the purchase or making of a mortgage. Behringer Advisors or its affiliates may also receive up to 0.5% of the contract purchase price of each asset or, with respect to the making or purchase of a mortgage loan, up to 0.5% of the funds advanced, for reimbursement of expenses related to making such investment.

The Company expects to pay HPT Management LP, its property manager, fees for the management and leasing of the Company's properties. Such fees are exp ected to equal 3.0% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the geographic location of the respective property.

The Company will pay Behringer Advisors an annual advisor asset management fee of 0.5% of aggregate asset value. Any portion of the asset management fee may be deferred and paid in a subsequent year.

Behringer Advisors or its affiliates also will be paid fees if the advisor provides a substantial amount of services, as determined by the Company's independent directors, in connection with the sale of one or more properties. In such event, the Company will pay the advisor an amount not exceeding the lesser of: (A) one-half of the brokerage commission paid, or (B) 3.0% of the sales price of each property sold, provided that such fee will be subordinated to distributions to investors from sale proceeds of an amount which, together with prior distributions to the investors, will equal (1) 100.0% of their capital contributions plus (2) a 9.0% annual, cumulative, non-compounded return on their capital contributions. Subordinated disposition fees that are not payable at the date of sale, because investors have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after investors have received a return on their net capital contributions and a 9.0% annual, cumulative, non-compounded return, then Behringer Advisors is entitled to receive 15.0% of remaining net sale proceeds. Subordinated participation in net sale proceeds that are not payable at the date of sale, because investors have not yet received their required minimum distribution, will be deferred and paid at such time as the subordination conditions have been satisfied.

Upon listing of the Company's common stock on a national securities exchange or included for quotation on the Nasdaq Stock Market, a fee equal to 15.0% of the amount by which the market value of the Company's outstanding stock plus distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 9.0% annual, cumulative, non-compounded return to investors will be paid to Behringer Advisors. Upon termination of the Advisory Agreement with Behringer Advisors, a performance fee of 15.0% of the amount by which the Company's appraised asset value at the time of such termination exceeds the aggregate capital contributions contributed by investors plus payment to investors of a 9.0% annual, cumulative, noncompounded return on the capital contributed by investors will be paid to Behringer Advisors as a performance fee.

The Company will reimburse Behringer Advisors for all expenses paid or incurred by them in connection with the services they provide to the Company, subject to the limitation that the Company will not reimburse for any amount by which the advisor's operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of the Company's average invested assets, or (ii) 25.0% of the Company's net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and any gain from the sale of the Company's assets for that period.

EXHIBIT A
PRIOR PERFORMANCE TABLES

The following Prior Performance Tables (Tables) provide information relating to real estate investment programs sponsored by the affiliates of our advisor (Prior Real Estate Programs), most of which have investment objectives similar to Behringer Harvard REIT I. With the exception of the Prior Real Estate Programs which have been aggregated in the following tables as the "Recreational/Residential Programs," which represents twelve (12) separate programs which invested in recreational and residential properties, each of the other Prior Real Estate Programs was formed for the purpose of investing in commercial properties similar to the type which Behringer Harvard REIT I intends to acquire. See "Investment Objectives and Criteria" elsewhere herein.

Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in "Prior Performance Summary" section of this prospectus.

Investors in the Behringer Harvard REIT I will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

The advisor is responsible for the acquisition, operation, maintenance and resale of the real estate properties. Robert M. Behringer is the chief executive officer of our advisor and was a general partner and/or chief executive officer of the Prior Real Estate Programs and is the chief executive officer of our advisor and the founder of the Behringer Harvard REIT I and related companies. The financial results of the Prior Real Estate Programs thus provide an indication of Prior Real Estate Programs for which Mr. Behringer was ultimately responsible and the performance of these programs during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

The following tables are included herein:

Table I – Experience in Raising and Investing Funds (As a Percentage of Investment)

Table II – Compensation to Sponsor (in Dollars)

Table III – Annual Operating Results of Prior Real Estate Programs

Table IV – Results of Completed Programs

Table V – Results of Sales or Disposals of Property

Additional information relating to the acquisition of properties by the Prior Real Estate Programs is contained in Table VI, which is included in Part II of the registration statement which the Behringer Harvard REIT I has filed with the Securities and Exchange Commission of which this prospectus is a part. Copies of Table VI will be provided to prospective investors at no charge upon request.

The following are definitions of certain terms used in the Tables:

"Acquisition Fees" means fees and commissions paid by a Prior Real Estate Program in connection with its purchase or development of a property, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a general partner or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of land by the Prior Real Estate Program.

"Organization Expenses" include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Prior Real Estate Program.

"Underwriting Fees" include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

Past performance is not necessarily indicative of future performance.

A-1

TABLE I
(UNAUDITED)

EXPERIENCE IN RAISING AND INVESTING FUNDS

This Table provides a summary of the experience of the sponsors of Prior Real Estate Programs for which offerings have been initiated since January 1, 1995. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of September 30, 2002.

	Harvard Property Trust, Inc.[1]	Recreation/Residential Programs[2]	Harvard Property I, L.P.[3]	Harvard Property III, L.P.[3]
Dollar amount offered	$76,100,000[4]	$22,583,906[5]	$1,186,254[5]	$1,100,000[5]
Dollar amount raised	60,387,475 (79.3%)[4]	22,583,906 (100.0%)	1,186,254 (100.0%)	1,100,000 (100.0%)
Less offering expenses:				
Selling commissions and discounts retained by affiliates	—	—	—	—
Organizational expenses	246,563 (0.4%)	—	—	—
Marketing and offering expenses	1,032,263 (1.7%)[6]	—	—	—
Reserve for operations	—	—	—	—
Percent available for in vestment	59,108,649 (97.9%)	22,583,906 (100.0%)	1,186,254 (100.0%)	1,100,000 (100.0%)
Acquisition costs:				
Prepaid items and fees related to purchase of property				
Cash down payment[7]	56,176,180 (35.8%)	21,609,476 (37.3%)	1,176,023 (28.1%)	1,064,785 (28.8%)
Acquisition fees[8]	544,375 (0.3%)	524,406 (0.9%)	—	—
Loan costs	1,835,419 (1.2%)	450,024 (0.8%)	10,231 (0.2%)	35,215 (1.0%)
Proceeds from mortgage financing	98,520,000 (62.7%)[9]	35,293,835 (61.0%)[10]	3,000,000 (71.7%)[11]	2,600,000 (70.3%)[12]
Total acquisition costs[17]	$157,075,974	$57,877,741	$4,186,254	$3,700,000
Percent leveraged	62.7%	61.0%	71.7%[12]	70.3%
Date offering began	11/22/95	6/30/95	04/05/95	06/21/95
Length of offering (in months)	27	Continuing[18]	2	2
Months to invest 90 percent of amount available for investment (measured from date of offering)	27	Continuing[18]	2	2

Past performance is not necessarily indicative of future performance.

TABLE I
(UNAUDITED)

EXPERIENCE IN RAISING AND INVESTING FUNDS

	BRP (Renner Plaza), L.P.[3]	BRP (SV), L.P.[3]	6142 Campbell, LTD.[3]	Behringer Partners Stemmons LP[3]
Dollar amount offered	$1,326,578[5]	$ 3,051,000[5]	$240,000[5]	$401,900[5]
Dollar amount raised	1,326,578 (100.0%)	3,051,000 (100.0%)	240,000 (100.0%)	$401,900 (100.0%)
Less offering expenses:				
Selling commissions and discounts retained by affiliates	—	—	—	—
Organizational expenses	—	—	—	—
Marketing and offering expenses	—	—	—	—
Reserve for operations	—	—	—	—
Percent available for investment	1,326,578 (100.0%)	3,051,000 (100.0%)	240,000 (100.0%)	401,900 (100.0%)
Acquisition costs:				
Prepaid items and fees related to purchase of property				
Cash down payment[7]	1,222,144 (26.7%)	2,869,406 (32.4%)	220,687 (23.5%)	338,501 (19.5%)
Acquisition fees[8]	35,500 (0.8%)	84,500 (1.0%)	19,130 (2.0%)	3,951 (0.2%)
Loan costs	68,934 (1.5%)	97,094 (1.1%)	183 —	59,448 (3.4%)
Proceeds from mortgage financing	3,250,000 (71.0%)[13]	5,800,000 (65.5%)[14]	700,000 (74.5%)[15]	1,330,000 (76.8%)[16]
Total acquisition costs[17]	$4,576,578	$ 8,851,000	$940,000	$1,731,900
Percent leveraged	71.0%	65.5%	74.5%	76.8%
Date offering began	12/04/99	10/21/00	05/01/96	02/01/01
Length of offering (in months)	2	2	2	2
Months to invest 90 percent of amount available for investment (measured from date of offering)	2	2	2	2

[1] Real estate investment trust in operation from 11/22/95 through 1/1/01 consisting of 21 commercial properties and two development parcels located in Texas and Minnesota.

[2] Represents an aggregation of properties held by twelve separate programs having the investment objectives of investing in recreational and/or residential properties, which is not similar to the investment objectives of Behringer Harvard REIT I. These programs hold a total of 13 income-producing properties, consisting of seven marinas, three golf facilities, two apartment complexes and one minor development parcel with locations in Texas, Florida and the U.S. Virgin Islands. Information for these offerings on an aggregate basis by year is presented below. The number of programs represented below for each year is as follows: 1995 - three programs, 1996 - no programs, 1997 – one program, 1998 - one program, 1999 – two programs, 2000 – three programs, 2001 – one program, and 2002 – no programs.

TABLE I – RECREATION/RESIDENTIAL PROGRAMS
EXPERIENCE IN RAISING AND INVESTING FUNDS

	1995	%	1996	%	1997	%	1998	%
Dollar amount offered	$ 3,365,288	100.0%	$ —	—	$ 549,000	100.0%	$1,300,200	100.0%
Dollar amount raised	3,365,288	100.0%	$ —	—	549,000	100.0%	1,300,200	100.0%
Less offering expenses:								
Selling commissions and discounts	—	—	—	—	—	—	—	—
Organizational expenses	—	—	—	—	—	—	—	—
Marketing support and due diligence	—	—	—	—	—	—	—	—
Reserve for operations	—	—	—	—	—	—	—	—
Other	—		—		—		—	
Amount available for investment	$3,365,288	100.0%	$ —	—	$ 549,000	100.0%	$1,300,200	100.0%
Acquisition costs:								
Cash down payment	3,146,879	31.7%	—	—	473,341	19.5%	1,112,200	100.0%
Acquisition fees	101,406	1.0%	—	—	30,000	1.2%	88,000	1.0%
Loan costs	117,003	1.2%	—	—	45,659	1.9%	100,000	1.1%
Proceeds from Mortgage Financing	6,554,876	66.1%	—	—	1,880,000	77.4%	7,900,000	85.9%
Total Acquisition costs	$9,920,164	100.0%	$ —	—	$2,429,000	100.0%	$9,200,200	100.0%
Percent leveraged (mortgage financing divided by total acquisition costs)	66.1%	66.1%	—	—	77.4%	77.4%	85.9%	85.9%
Date offering began	04/21/95				03/30/97		04/05/98	
Length of offering (in months)	4		—		2		2	
Months to invest 90 percent of amount available for investment measured from date of offering	4				2		2	

Past performance is not necessarily indicative of future performance.

A-3

TABLE I – RECREATION/RESIDENTIAL PROGRAMS

	1999	%	2000	%	2001	%	2002	%	Totals
Dollar amount offered	$4,660,918	100.0%	$4,308,500	100.0%	$8,400,000	100.0%	$ —	—	$22,583,906
Dollar amount raised	4,660,918	100.0%	4,308,500	100.0%	8,400,000	100.0%	—	—	22,583,906
Less offering expenses:									
Selling commissions and discounts	—	—	—	—	—	—	—	—	—
Organizational expenses	—	—	—	—	—	—	—	—	—
Marketing support and due diligence	—	—	—	—	—	—	—	—	—
Reserve for operations	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—
Amount available for investment	$4,660,918	100.0%	$4,308,500	100.0%	$8,400,000	100.0%	$ —	—	$22,583,906
Acquisition costs:									
Cash down payment	4,527,696	50.0%	4,158,010	35.9%	8,191,350	52.2%	—	—	21,609,476
Acquisition fees	80,000	0.9%	95,000	0.8%	130,000	0.8%	—	—	524,406
Loan costs	53,222	0.6%	55,490	0.5%	78,650	0.5%	—	—	450,024
Proceeds from Mortgage Financing	4,396,000	48.5%	7,281,500	62.8%	7,281,459	46.4%	—	—	35,293,835
Total Acquisition costs	$9,056,918	100.0%	$11,590,000	100.0%	$15,681,459	100.0%	$ —	—	$57,877,741
Percent leveraged (mortgage financing divided by total acquisition costs)	48.5%	48.5%	62.8%	62.8%	46.4%	46.4%	—	—	61.0%
Date offering began	06/21/99		01/08/00		02/19/01				
Length of offering (in months)	4		10		9				
Months to invest 90 percent of amount available for investment measured from date of offering	4		10		9				

[3] Single asset limited partnership with asset based in Texas.

[4] In conjunction with the minimum stockholder requirement for a real estate investment trust and pursuant to a private placement offering commencing November 22, 1995, Harvard Property Trust, Inc. (the "Trust"), offered for sale 1,000 shares of Series A Preferred Stock at a price of $100 per share. The offering for the Series A Preferred shares was terminated December 31, 1995 with the Trust receiving offering proceeds of $13,200 (132 shares). The Trust paid Series A investors cash amounts equivalent to a 10.0% annual yield on the Series A shares outstanding. The Preferred Stock Series A was retired on December 31, 1999 with total cash distributions of $19,326 paid to the holders of the Series A shares. Pursuant to a private placement offering commencing January 26, 1996, the Trust offered for sale 100,000 shares of Series B Convertible Preferred Stock, convertible at the stockholders' option to 200 shares of common stock, at a price of $100 per share. The offering for the Series B Preferred shares was terminated March 31, 1997 with the Trust receiving offering proceeds of $4,581,400 (45,814 shares). The Trust paid these Series B investors cash amounts equivalent to a 9.0% annual yield on their Series B shares outstanding. These Preferred Stock Series B shares were converted to common stock on December 31, 1998 with total cash distributions of $684,982 paid to the holders of Series B shares prior to conversion to common shares with the balance of $4,581,400 converting common shares. Pursuant to a private placement offering commencing June 1, 1997, the Trust offered for sale 7,000,000 shares of common stock at a price of $.75 per share along with 2,150 units, with each unit consisting of a $5,000 promissory note and warrant to purchase 2,000 shares of common stock. The offering for the common shares and units was terminated December 31, 1997, with the Trust receiving total offering proceeds of $9,754,623 ($5,139,623 via common stock purchases and $4,615,000 from unit sales). Through January 1, 2001, the Liquidation Date of the Trust, common shareholders received total cash distributions of $5,495,204 and a non-cash liquidating distribution of $7,614,215. In accordance with the Preferred Stock Series C Offering referenced below, the promissory note and warrant units were repurchased from investors including accrued interest for cash proceeds of $5,015,000. Pursuant to a private placement offering commencing March 10, 1998, the Trust offered for sale 500,000 shares of Series C Convertible Preferred Stock, convertible at the stockholder's option to 125 shares of common stock, at a price of $100 per share. The offering for the Series C Preferred shares was terminated December 31, 1998 with the Trust receiving offering proceeds of $46,000,000 (460,000 shares). The Trust paid Series C investors cash amounts equivalent to a 14.0% annual yield on their Series C shares. Retirement of the Preferred Stock Series C began on June 21, 1999 and was completed on December 28, 2000 with total aggregate cash distributions of $52,119,092 paid to the holders of the Series C shares. The weighted average annualized yield for equity invested in the Trust (including the promissory note and warrant units) pursuant to the investment classes listed above was 11.4%.

[5] Dollar amount offered reflects total equity required to complete acquisition which includes escrows and liabilities assumed at closing as well as closing costs, commissions and other fees payable at closing.

[6] Amount includes cash payments for offering costs and 111,600 shares of common stock (cash value $83,745) issued in connection with the common stock offering detailed in footnote (4).

[7] Cash down payment reflects total cost of acquisition less proceeds from mortgage financing and credits received from seller at time of closing.

[8] Acquisition fees include commissions, finders fees and due diligence reimbursements paid to affiliates of the general partners.

[9] Amount includes proceeds from first mortgage financing in connection with the acquisition of certain assets valued at $65,020,000. In addition, on October 17, 1998, the Trust entered into a three-year, $40,000,000 revolving credit facility ("Credit Facility") with PNC Bank, N.A. and DLJ Capital Funding Inc. Under the terms of the Credit Facility, the Trust borrowed $33,500,000 to finance the acquisition of additional properties.

[10] Proceeds from mortgage financing in connection with the acquisition of certain assets. The partnerships contained in the portfolio entered into several first mortgage liens secured by certain assets in the aggregate amount of $35,293,835.

[11] Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $3,000,000.

[12] Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $2,600,000.

[13] Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $3,250,000.

[14] Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $5,800,000.

[15] Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $700,000.

Past performance is not necessarily indicative of future performance.

(16)   Proceeds from mortgage financing in connection with the acquisition of the asset. The partnership entered into a first mortgage lien secured by the asset in the amount of $1,330,000.

(17)   Total acquisition costs include cash down payment, acquisition fees and loan costs as well as the proceeds from mortgage financing.

(18)   Program is currently active.

Past performance is not necessarily indicative of future performance.

A-5

TABLE II
(UNAUDITED)
COMPENSATION TO SPONSOR

The following sets forth the compensation received by affiliates of Behringer Advisors, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Prior Real Estate Programs the offerings of which have been completed since January 1, 1995. Each of the Prior Real Estate Programs for which information is presented below has similar or identical investment objectives to Behringer Harvard REIT I, with the exception of the recreational and residential programs which have been aggregated under "Recreational/Residential Programs." All figures are as of September 30, 2002.

	Harvard Property Trust, Inc.	Recreational/Residential Programs	Harvard Property I, L.P.	Harvard Property III, L.P.
Date offering commenced	11/22/95[1]	06/30/95[2]	04/05/95	06/21/95
Dollar amount raised	$60,387,475	$22,583,906	$1,186,254	$1,100,000
Amount paid to sponsor from proceeds of offering: Underwriting fees Acquisition fees				
- Real estate commissions	544,375	524,406	—	—
- Advisory fees	—	—	—	—
Total amount paid to sponsor	544,375	524,406	—	—
Dollar amount of cash generated (used in) operations before deducting payments to sponsor	$12,181,485	$13,713,083	$1,111,045	$1,519,520
Amount paid to sponsor from operations[4]				
Property management fees	2,286,616	1,548,067	77,325	109,931
Partnership management fees	—	—	—	—
Reimbursements	—	282,835	—	—
Leasing commissions	609,128	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsor:				
Cash	149,921,835[5]	4,783,483	1,981,599	1,893,192
Other	7,614,215[6]	—	—	—
Amount paid to sponsor from property sales and refinancing:				
Real estate commissions	779,527	43,500	—	110,200
Financing fees	223,358	—	—	—

Past performance is not necessarily indicative of future performance.

TABLE II (Cont'd)
(UNAUDITED)
COMPENSATION TO SPONSOR

	BRP (Renner Plaza), LP	BRP (SV), L.P.	6142 Campbell, LTD.	Behringer Partners Stemmons LP
Date offering commenced	12/04/99	10/21/00	05/01/96	02/02/01
Dollar amount raised	$1,326,578	$3,051,000	$240,000	$401,900
Amount paid to sponsor from proceeds of offering:				
Underwriting fees				
Acquisition fees				
- Real estate commissions	35,500	84,500	—	—
- Advisory fees	140,000[3]	—	—	—
Total amount paid to sponsor	175,500	84,500	=	=
Dollar amount of cash generated (used in) operations before deducting payments to sponsor	$1,696,012	$959,897	$181,990	$31,208
Amount paid to sponsor from operations[4]				
Property management fees	129,618	76,677	10,618	—
Partnership management fees	—	—	—	—
Reimbursements	—	—	—	—
Leasing commissions	—	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsor:				
Cash	—	—	415,048	—
Other	—	—	—	—
Amount paid to sponsor from property sales and refinancing:				
Real estate commissions	—	—	—	—
Financing fees	—	—	—	—

[1] Initial offering commenced 11/22/95 followed by three separate offerings through 12/31/98. See Table I, footnote (4) for a more detailed description of offerings.

Past performance is not necessarily indicative of future performance.

Initial offering for first recreational program commenced June 30, 1995, followed by eleven additional recreational and residential program offerings, each commensurate with the purchase of property. Information for these offerings on an aggregate basis by year is presented below. The number of programs represented below for each year is as follows: 1995 – three programs, 1996 - no programs, 1997 – one program, 1998 – one program, 1999 – two programs, 2000 – three programs, 2001 – one program, and 2002 – no programs.

TABLE II – COMPENSATION TO SPONSOR

	1995	1996	1997	1998	1999	2000	2001	Through 9/30/2002	Totals
Date offering commenced									
Dollar amount raised	$3,365,288	$ —	$549,000	$1,300,200	$4,660,918	$4,308,500	$8,400,000	$ —	$22,583,906
Amount paid to sponsor from proceeds of offering:									
Underwriting fees									
Acquisition fees									
Real estate commissions	101,406	—	30,000	88,000	80,000	95,000	130,000	—	524,406
Advisory fees	—	—	—	—	—	—	—	—	—
Total amount paid to sponsor	101,406	—	30,000	88,000	80,000	95,000	130,000	—	524,406
Dollar amount of cash generated from (used in) operations before deducting payments to sponsor:	289,124	939,999	1,353,620	1,687,070	2,267,977	2,511,783	4,663,510	4,421,167	18,134,250
Amount paid to sponsor from operations									
Property management fees	33,615	91,839	111,368	165,370	118,208	251,667	438,271	337,729	1,548,067
Partnership management fees	—	—	—	—	—	—	—	—	—
Reimbursements	9,000	21,735	36,000	36,000	45,600	55,200	42,400	36,900	282,835
Leasing commissions	—	—	—	—	—	—	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsor:									
Cash	—	—	332,045	1,848,996	1,249,303	1,112,139	—	241,000	4,783,483
Other	—	—	—	—	—	—	—	—	—
Amount paid to sponsors from property sales and refinancing:									
Real estate commissions	—	—	—	—	—	43,500	—	—	43,500
Financing fees	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

(3) Amount paid to sponsor for negotiating new ten-year lease with tenant in connection with the acquisition of the property.

(4) An affiliate of sponsor provides management services for certain properties acquired in the respective programs. With the exception of the Recreational/Residential Program, management fees have not exceeded 4.5% of the gross receipts from the properties managed. With respect to the Recreational/Residential Program, the marinas are managed by an affiliate of the sponsor for a fee not to exceed 8.0% of operating cash flow and the golf properties are managed by a third party for total fees not to exceed 25.0% of operating cash flow.

(5) Amount includes $68,677,064 of borrowings under mortgages and refinancing of certain of those mortgages. In addition, amount also includes proceeds of $33,500,000 from draws on Credit Facility in connection with the acquisition of five properties. See Table V, footnote (13) for a detailed description of the borrowing activity under the Credit Facility. Amount also includes $47,744,771 of cash generated from property sales net of closing costs and repayment of borrowings secured by the assets sold.

(6) Non-cash distribution recognized in conjunction with the transfer of ownership of the four remaining real estate assets, Harvard Property Provident LP, Harvard Property Metrocrest LP, HPT / PMD Investments LP and Harvard Property (UP) LP, to an unrelated liquidating trust for the purposes of concluding Harvard Property Trust, Inc. See Table V, footnote (5) for a more detailed description of the liquidating trust.

Past performance is not necessarily indicative of future performance.

The following sets forth the compensation received by affiliates of Behringer Advisors, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Prior Real Estate Programs, the offerings of which have been completed since January 1, 1995. Each of the Prior Real Estate Programs for which information is presented below has similar or identical investment objectives to Behringer Harvard REIT I, with the exception of the recreational and residential programs which have been aggregated under "Recreational/Residential Programs."

Harvard Property Trust, Inc.

	1995	1996	1997	1998
Gross revenue	$199	$953,977	$6,093,101	$21,168,338
Profit on sale of properties	—	—		135,610[2]
Less: Operating expenses	—	440,476	2,750,593	9,944,353
Interest expense	—	322,907	2,149,221	5,578,734[12]
Depreciation and amortization	—	155,092	874,566	3,108,470
Net income – GAAP basis	199	7,253[6]	188,060[6]	2,672,391[6]
Taxable income				
- from operations	(1,099)	5,009	114,950	1,761,910
- from gain on sale		9,206		139,496
Cash generated from operations	—	(17,579)	100,058	4,984,340
Cash generated from sales[7]	—	—		3,228,568
Cash generated from financing / refinancing	—	7,775,000[8]	39,245,000[8]	43,400,000[9]
Total cash generated from operations, sales and refinancing	—	7,757,421	39,345,058	51,612,908
Less: Cash distributions to investors				
- from operating cash flow	—	41,316	313,107	2,173,135
- from sales and refinancing	—	—	—	—
Cash generated (deficiency) after cash distributions	—	7,716,105	39,031,951	49,439,773
Less: Special items (not including sales and refinancing)				
Contributions from preferred stockholders	13,200	2,277,652[13]	2,229,500[13]	46,000,000[14]
Contributions from common stockholders	37,500	—	5,139,623	—
Contributions from note holders	75,000	(75,000)	4,615,000[15]	(4,615,000)[15]
Payment of interest on loan	—	322,907	2,149,221	5,578,734[12]
Acquisition of land and buildings	—	9,440,524	47,598,431	87,292,381
Amortization of principal on loans	—	29,472	224,819	2,077,560
Other	—	—	365,751[16]	1,507,591[17]
Cash generated (deficiency) after cash distributions and special items	125,700	448,761	2,827,073	(52,759)
Tax and Distribution Data Per $1,000 Invested				
Federal income tax results:				
Ordinary income (loss)				
- from operations	(9)	2	8	32
- from recapture	—	—	—	—
Capital gain (loss)	—	4	—	3
Cash distributions to investors				
Source (on GAAP basis)				
- from investment income	—	—	8	39
- from return of capital	—	18	14	—
Total distributions on GAAP basis	—	18	22	39
Source (on cash basis)				
- from operations	—	18	22	39
- from sales	—	—	—	—
- from refinancing	—	—	—	—
Total distributions on cash basis	—	18	22	39
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	—	9.1%	51.6%	97.4%

Past performance is not necessarily indicative of future performance.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

Harvard Property Trust, Inc. (Cont'd)

	1999	2000	2001 (1)
Gross revenue	$22,149,294	$10,128,602	—
Profit on sale of properties	8,780,171(3)	5,295,948 (4)	2,055,933 (5)
Less: Operating expenses	10,692,036	5,460,051	—
Interest expense	5,922,366(12)	3,088,777	—
Depreciation and amortization	3,582,740	2,605,625	—
Net income – GAAP basis	10,782,718(6)	3,880,087 (6)	2,055,933 (6)
Taxable income			
- from operation	1,617,237	(429,977)	—
- from gain on sale	8,195,759	2,552,143	—
Cash generated from operations	5,534,892	1,579,774	—
Cash generated from sales(7)	41,531,197	2,976,696	—
Cash generated from financing / refinancing	8,495,717(10)	3,261,347(11)	—
Total cash generated from operations, sales and refinancing	55,561,806	7,817,817	—
Less: Cash distributions to investors			
- from operating cash flow	9,820,554	2,180,029	—
- from sales and refinancing	40,247,784	5,365,929	—
Cash generated (deficiency) after cash distributions	5,493,468	271,859	—
Less: Special items (not including sales and refinancing)			
Contributions from preferred stockholders	—	—	—
Contributions from common stockholders	—	—	—
Contributions from note holders	—	—	—
Payment of interest on loan	5,922,366(12)	3,088,777	—
Acquisition of land and buildings	8,100,000	—	—
Amortization of principal on loans	481,557	178,924	—
Other	—	—	7,614,215(18)
Cash generated (deficiency) after cash distributions and special items	(3,088,098)	92,935	—
Tax and Distribution Data Per $1,000 Invested			
Federal income tax results:			
Ordinary income (loss)			
- from operations	29	(8)	—
- from recapture	—	—	—
Capital gain (loss)	147	46	—
Cash distribution to investors			
Source (on GAAP basis)			
- from investment income	899	135	—
- from return of capital	—	—	—
Total distributions on GAAP basis	899	135	—
Source (on cash basis)			
- from operations	146	39	—
- from sales	746	53	—
- from refinancing	7	59	—
Total distributions on cash basis	899	151	—
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	45.4%	35.3%	—

Past performance is not necessarily indicative of future performance.

(1) No activity for 2001. Program ended January 1, 2001.

(2) Amount represents gain recognized in connection with the sale of the Park 96 and Centerport land parcels.

(3) Amount represents gain recognized in connection with the sale of the Meridian, Parkside, 812 San Antonio, Gleneagles, Rosedale, Atrium Quadrant, Clarke, Superior, Capitol and Willow Creek properties.

(4) Amount represents gain recognized in connection with the sale of the North Hampton and Lake Calhoun properties.

(5) Non-cash gain recognized in conjunction with the transfer of ownership on January 1, 2001 of the 4 remaining properties to a liquidating trust for the purposes of concluding Harvard Property Trust, Inc. See Table V, footnote (5) for a more detailed description of the transaction regarding the liquidating trust. Amount presented on a tax basis. There is no adjustment required for GAAP.

(6) Net income amounts presented net of minority interest in partnerships.

(7) Cash generated from sales net of closing costs and repayment of mortgage or Credit Facility liens. See Table I, footnote (9) for a description of the Credit Facility.

(8) Proceeds from initial mortgages placed on new acquisitions.

(9) Amount includes $25,400,000 drawn on the Credit Facility and proceeds of $18,000,000 from initial mortgages placed on the Harvard Property Rosedale acquisition.

(10) Amount includes $8,100,000 drawn on the Credit Facility and proceeds of $395,717 from the refinance of the HPT/PMD partnership asset.

(11) Proceeds from refinance of the Metrocrest and University Plaza properties.

(12) Amount includes interest paid on funds drawn on Credit Facility.

(13) Proceeds raised in connection with the Series B Preferred Stock offering dated January 26, 1996.

(14) Proceeds raised in connection with the Series C Preferred Stock offering dated March 10, 1998.

(15) Pursuant to a private placement offering commencing June 1, 1997, Harvard Property Trust, Inc. (the "Trust") sold $4,615,000 of 9.0% subordinated promissory notes with attached warrants to purchase common shares. In conjunction with the proceeds raised in a private placement offering commencing March 10, 1998, the Trust retired the subordinated promissory notes for $4,615,000.

(16) Amount includes $330,751 for payments of offering costs.

(17) Amount includes $217,767 for payments of offering costs, $889,824 for payment of fees in connection with the closing of the $40,000,000 revolving Credit Facility and $400,000 for the repurchase of outstanding warrants in connection with the redemption of the subordinated promissory notes detailed in footnote (15).

(18) Non-cash distribution recognized in conjunction with the transfer of ownership on January 1, 2001 of the four remaining properties, Metrocrest, Sam Houston, University Plaza and Provident, to a liquidating trust for the purposes of concluding Harvard Property Trust, Inc. See Table V, footnote (5) for a more detailed description of the transaction regarding the liquidating trust.

(19) Commencing November 22, 1995, the Trust offered for sale 1,000 shares of Series A Preferred Stock at a price of $100 per share. This offering was terminated December 31, 1995 with the Trust receiving offering proceeds of $13,200 (132 shares). The Trust paid Series A investors cash amounts equivalent to a 10.0% annual yield on the Series A shares outstanding. The Preferred Stock Series A was retired on December 31, 1999 with total cash distributions of $19,326 paid to the holders of the Series A shares. Commencing January 26, 1996, the Trust offered for sale 100,000 shares of Series B Convertible Preferred Stock, convertible at the stockholders' option to 200 shares of common stock, at a price of $100 per share. This offering was terminated March 31, 1997 with the Trust receiving offering proceeds of $4,581,400 (45,814 shares). The Trust paid these Series B investors cash amounts equivalent to a 9.0% annual yield on their Series B shares outstanding. These Preferred Stock Series B shares were converted to common stock on December 31, 1998 with total cash distributions of $684,982 paid to the holders of Series B shares prior to conversion to common shares with the balance of $4,581,400 converting common shares. Commencing June 1, 1997, the Trust offered for sale 7,000,000 shares of common stock at a price of $.75 per share along with 2,150 units, with each unit consisting of a $5,000 promissory note and warrant to purchase 2,000 shares of common stock. This offering was terminated December 31, 1997, with the Trust receiving total offering proceeds of $9,754,623 ($5,139,623 via common stock purchases and $4,615,000 from unit sales). Through January 1, 2001, the Liquidation Date of the Trust, common shareholders received total cash distributions of $5,495,204 and a non-cash liquidating distribution of $7,614,215. In accordance with the Preferred Stock Series C Offering referenced below the promissory note and warrant units were repurchased from investors including accrued interest for cash proceeds of $5,015,000. Commencing March 10, 1998, the Trust offered for sale 500,000 shares of Series C Convertible Preferred Stock, convertible at the stockholder's option to 125 shares of common stock, at a price of $100 per share. This offering was terminated December 31, 1998 with the Trust receiving offering proceeds of $46,000,000 (460,000 shares). The Trust paid Series C investors cash amounts equivalent to a 14.0% annual yield on their Series C shares. Retirement of the Preferred Stock Series C began on June 21, 1999 and was completed on December 28, 2000 with total aggregate cash distributions of $52,119,092 paid to the holders of the Series C shares. The weighted average annualized yield for equity invested in the Trust (including the promissory note and warrant units) pursuant to the investment classes listed above was 11.4%.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

Recreational / Residential Programs [1]

	1995	1996	1997	1998	1999	2000	2001	Through 9/30/02
Gross revenue	$957,398	$2,640,476	$3,179,531	$4,061,581	$4,607,297	$8,042,916	$10,372,199	$8,806,473
Profit on sale of properties	—	—	—	77,952 [2]	—	1,340,732 [3]	—	—
Interest income	6,993	29,594	23,466	20,931	12,168	19,883	91,883	19,247
Less: Operating expenses	668,274	1,700,477	1,878,699	2,374,511	2,339,320	5,531,233	5,708,689	4,385,306
Interest expense	276,628	748,911	884,739	1,151,293	1,424,225	1,872,810	2,518,792	1,821,456
Depreciation and amortization	130,056	413,114	444,173	546,010	762,936	1,055,404	2,009,576	1,747,095
Net income – GAAP basis	(110,567)	(192,432)	(4,614)	788,650	92,984	944,084	227,025	871,863
Taxable income								
- from operation	(119,418)	(526,998)	(290,495)	(61,015)	(60,290)	(1,136,123)	(403,490)	—
- from gain on sale	—	—	—	944,227	—	1,340,732	—	—
Cash generated from operations	289,124	939,999	1,353,620	1,687,070	2,267,977	2,511,783	4,663,510	4,421,167
Cash generated from sales	—	—	—	1,848,996 [2]	—	1,068,639 [3]	—	241,000
Cash generated from refinancing	—	—	332,045 [4]	—	1,249,303 [5]	—	—	—
Total cash generated from operations, sales and refinancing	289,124	939,999	1,685,665	3,536,066	3,517,280	3,580,422	4,663,510	4,662,167
Less: Cash distributions to investors								
- from operating cash flow	20,700	316,999	407,631	613,183	986,371	1,734,372	1,562,531	2,220,063
- from sales and refinancing	—	—	—	1,849,000	1,249,303	—	—	241,000
Cash generated (deficiency) after cash distributions	268,424	623,000	1,278,034	1,073,883	1,281,606	1,846,050	3,100,979	2,201,104
Less: Special items (not including sales and refinancing)								
Limited partners' capital contributions	—	32,000	—	—	—	506,040 [6]	—	—
General partners' capital contributions	—	—	—	—	—	—	275,000	—
Payment of interest on loan	276,628	748,911	884,739	1,151,293	1,424,225	1,872,810	2,518,792	1,821,456
Acquisition of land and buildings	—	—	—	—	—	—	—	—
Increase in other assets	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Cash generated (deficiency) after cash distributions and special items	(8,204)	(93,911)	393,295	(77,410)	(142,619)	479,280	857,187	379,648
Tax and Distribution Data Per $1,000 Invested								
Federal income tax results:								
Ordinary income (loss)								
- from operations	(88)	(157)	(79)	(15)	(12)	(111)	(24)	—
- from recapture	—	—	—	—	—	—	—	—
Capital gain (loss)	—	—	—	232	—	131	—	—
Cash distribution to investors								
Source (on GAAP basis)								
- from investment income	15	94	45	604	190	169	91	98
- from return of capital	—	—	65	—	241	—	—	11
Total distributions on GAAP basis	15	94	111	604	432	169	91	109
Source (on cash basis)								
- from operations	15	94	45	150	190	65	91	98
- from sales	—	—	—	453	—	104	—	11
- from refinancing	—	—	65	—	241	—	—	—
Total distributions on cash basis	15	94	111	604	432	169	91	109
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	17.2%	17.2%	21.7%	38.0%	44.7%	68.4%	90.14%	89.4%

[1]   Represents an aggregation of the results of twelve separate programs having the investment objective of acquiring recreational or residential properties, which is not similar to the investment objectives of Behringer Harvard REIT I.

[2]   Proceeds from the sale of University Gardens Apartment Complex.

[3]   Proceeds from the sale of Brookhollow Apartment Complex.

[4]   Proceeds from refinance of Brookhollow Apartment Complex.

[5]   Proceeds from refinance of the Lakeway Marina and Parkside Marina properties.

[6]   Proceeds from investors in the Golf Centers of Texas properties.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
Harvard Property I, L.P.[1]

	1995	1996	1997
Gross revenue	$443,251	$772,511	$789,432
Profit on sale of properties	—	—	1,188,000
Interest income	—	—	—
Less: Operating expenses	175,487	333,001	385,661
Interest expense	162,612	269,280	239,660
Depreciation and amortization	49,464	88,737	82,085
Net income – GAAP basis	55,688	81,493	1,125,259
Taxable income			
- from operation	59,221	77,993	56,980
- from gain on sale	—	—	1,183,219
Cash generated from operations	267,764	439,510	403,771
Cash generated from sales	—	—	1,981,599
Cash generated from refinancing	—	—	—
Total cash generated from operations, sales and refinancing	267,764	439,510	2,385,370
Less: Cash distributions to investors			
- from operating cash flow	45,591	234,794	326,648
- from sales and refinancing	—	—	1,982,000
Cash generated (deficiency) after cash distributions	222,173	204,716	76,722
Less: Special items (not including sales and refinancing)			
Limited partners' capital contributions	—	—	—
General partners' capital contributions	—	—	—
Payment of interest on loan	162,612	269,280	239,660
Acquisition of land and buildings	—	—	—
Increase in other assets	—	—	—
Other	—	—	—
Cash generated (deficiency) after cash distributions and special items	59,561	(64,564)	(162,938)
Tax and Distribution Data Per $1,000 Invested			
Federal income tax results:			
Ordinary income (loss)			
- from operations	50	66	48
- from recapture	—	—	—
Capital gain (loss)	—	—	997
Cash distribution to investors			
Source (on GAAP basis)			
- from investment income	38	198	275
- from return of capital	—	—	1,671
Total distributions on GAAP basis	38	198	1,946
Source (on cash basis)			
- from operations	38	198	275
- from sales	—	—	1,671
- from refinancing	—	—	—
Total distributions on cash basis	38	198	1,946
Amount (in percentage terms) remaining invested in program properties at the end of last year report in table	100.0%	100.0%	—

(1) Property sold and program ended in 1997.

Past performance is not necessarily indicative of future performance.

A-13

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
Harvard Property III, L.P.[1]

	1995	1996	1997	1998	1999
Gross revenue	$206,874	$552,605	$727,072	$831,218	$21,077
Profit on sale of properties	—	—	—	—	1,125,259
Interest income	—	2,340	1,378	792	—
Less: Operating expenses	51,284	206,469	265,606	256,105	41,983
Interest expense	101,018	272,532	305,552	297,369	28,726
Depreciation and amortization	27,776	83,369	100,574	171,087	13,169
Net income – GAAP basis	26,796	(7,424)	56,718	107,449	1,451,482
Taxable income					
- from operation	26,796	(16,284)	(887)	136,815	(214,082)
- from gain on sale	—	—	—	—	1,188,060
Cash generated from operations	155,540	346,136	462,843	575,906	(20,905)
Cash generated from sales	—	—	—	—	1,451,481
Cash generated from refinancing	—	—	441,711	—	—
Total cash generated from operations, sales and refinancing	155,540	346,136	904,554	575,906	1,430,577
Less: Cash distributions to investors					
- from operating cash flow	11,977	94,445	266,042	78,986	25,386
- from sales and refinancing	—	—	411,711	—	1,451,482
Cash generated (deficiency) after cash distributions	143,563	251,691	196,801	496,920	(46,291)
Less: Special items (not including sales and refinancing)					
Limited partners' capital contributions	—	—	—	—	—
General partners' capital contributions	—	—	—	—	—
Payment of interest on loan	101,018	272,532	305,552	297,369	28,726
Acquisition of land and buildings	—	—	—	—	—
Increase in other assets	—	—	—	—	—
Other	—	—	—	—	—
Cash generated (deficiency) after cash distributions and special items	42,545	(20,841)	(108,752)	199,551	(75,017)
Tax and Distribution Data Per $1,000 Invested					
Federal income tax results:					
Ordinary income (loss)					
- from operations	24	(15)	(1)	124	(195)
- from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	1,080
Cash distribution to investors					
Source (on GAAP basis)					
- from investment income	11	86	242	72	23
- from return of capital	—	—	402	—	1,320
Total distributions on GAAP basis	11	86	643	72	1,343
Source (on cash basis)					
- from operations	11	86	242	72	23
- from sales	—	—	—	—	1,320
- from refinancing	—	—	403	—	—
Total distributions on cash basis	11	86	643	72	1,343
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100.0%	100.0%	100.0%	100.0%	—

(1) Property sold and program ended in 1999.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
BRP (Renner Plaza), LP[(1)]

	2000	2001	Through 9/30/02
Gross revenue	$639,945	$850,473	$614,909
Profit on sale of properties	—	—	—
Interest income	—	—	—
Less: Operating expenses	87,594	200,292	140,180
Interest expense	267,115	293,505	216,603
Depreciation and amortization	102,865	114,031	88,525
Net income – GAAP basis	182,371	242,645	169,601
Taxable income			
- from operation	115,929	194,583	—
- from gain on sale	—	—	—
Cash generated from operations	552,352	650,181	474,729
Cash generated from sales	—	—	—
Cash generated from refinancing	—	—	—
Total cash generated from operations, sales and refinancing	552,352	650,181	474,729
Less: Cash distributions to investors			
- from operating cash flow	152,232	252,500	92,109
- from sales and refinancing	—	—	
Cash generated (deficiency) after cash distributions	400,120	397,681	382,710
Less: Special items (not including sales and refinancing			
Limited partners' capital contributions	—	—	—
General partners' capital contributions	—	—	—
Payment of interest on loan	267,115	293,505	216,603
Acquisition of land and buildings	—	—	—
Increase in other assets	—	—	—
Other	—	—	—
Cash generated (deficiency) after cash distributions and special items	133,005	104,176	166,107
Tax and Distribution Data Per $1,000 Invested			
Federal income tax results:			
Ordinary income (loss)			
- from operations	87	147	—
- from recapture	—	—	—
Capital gain (loss)	—	—	—
Cash distribution to investors			
Source (on GAAP basis)			
- from investment income	115	190	69
- from return of capital	—	—	—
Total distributions on GAAP basis	115	190	69
Source (on cash basis)			
- from operations	115	190	69
- from sales	—	—	—
- from refinancing	—	—	—
Total distributions on cash basis	115	190	69
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100.0%	100.0%	100.0%

(1) Property acquired and program initiated in 2000.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
BRP (SV), L.P.[1]

	2000	2001	Through 9/30/02
Gross revenue	$20,491	$995,100	$856,425
Profit on sale of properties	—	—	—
Interest income	(1,407)	(7,313)	876
Less: Operating expenses	7,905	496,541	407,671
Interest expense	15,096	467,061	393,691
Depreciation and amortization	11,423	358,052	473,838
Net income – GAAP basis	(15,340)	(333,867)	(417,899)
Taxable income			
- from operation	(13,933)	(154,217)	—
- from gain on sale	—	—	—
Cash generated from operations	12,585	498,558	448,558
Cash generated from sales	—	—	—
Cash generated from refinancing	—	—	—
Total cash generated from operations, sales and refinancing	12,585	498,558	448,558
Less: Cash distributions to investors			
- from operating cash flow	—	—	—
- from sales and refinancing	—	—	—
Cash generated (deficiency) after cash distributions	12,585	498,558	448,558
Less: Special items (not including sales and refinancing			
Limited partners' capital contributions	—	650,000	—
General partners' capital contributions	—	—	—
Payment of interest on loan	15,096	467,061	393,691
Acquisition of land and buildings	—	—	—
Increase in other assets	—	—	—
Other	—	—	—
Cash generated (deficiency) after cash distributions and special items	(2,511)	681,497	54,867
Tax and Distribution Data Per $1,000 Invested			
Federal income tax results:			
Ordinary income (loss)			
- from operations	(15)	(51)	—
- from recapture	—	—	—
Capital gain (loss)	—	—	—
Cash distribution to investors			
Source (on GAAP basis)			
- from investment income	—	—	—
- from return of capit al	—	—	—
Total distributions on GAAP basis	—	—	—
Source (on cash basis)			
- from operations	—	—	—
- from sales	—	—	—
- from refinancing	—	—	—
Total distributions on cash basis	—	—	—
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100.0%	100.0%	100.0%

[1]   Property acquired and program initiated in 2000.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
6142 Campbell, LTD.[1]

	1996	1997	1998
Gross revenue	$77,294	$174,887	$190,254
Profit on sale of properties	—	—	251,229
Interest income	—	—	—
Less: Operating expenses	49,815	101,474	109,156
Interest expense	28,875	62,707	70,095
Depreciation and amortization	8,788	9,673	19,042
Net income – GAAP basis	(10,184)	1,033	243,190
Taxable income			
- from operation	(8,344)	(1,904)	(13,433)
- from gain on sale	—	—	—
Cash generated from operations	27,479	73,413	81,098
Cash generated from sales	—	—	415,048
Cash generated from refinancing	—	—	—
Total cash generated from operations, sales and refinancing	27,479	73,413	496,146
Less: Cash distributions to investors			
- from operating cash flow	—	12,000	47,272
- from sales and refinancing	—	—	415,048
Cash generated (deficiency) after cash distributions	27,479	61,413	33,826
Less: Special items (not including sales and refinancing			
Limited partners' capital contributions	—	—	—
General partners' capital contributions	—	—	—
Payment of interest on loan	28,875	62,707	70,095
Acquisition of land and buildings	—	—	—
Increase in other assets	—	—	—
Other	—	—	—
Cash generated (deficiency) after cash distributions and special items	(1,396)	(1,294)	(36,269)
Tax and Distribution Data Per $1,000 Invested			
Federal income tax results:			
Ordinary income (loss)			
- from operations	(35)	(8)	(56)
- from recapture	—	—	—
Capital gain (loss)	—	—	—
Cash distribution to investors			
Source (on GAAP basis)			
- from investment income	—	50	1,926
- from return of capital	—	—	—
Total distributions on GAAP basis	—	50	1,926
Source (on cash basis)			
- from operations	—	50	197
- from sales	—	—	1,729
- from refinancing	—	—	—
Total distributions on cash basis	—	50	1,926
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100.0%	100.0%	—

(1) Property acquired and program initiated in 1996. Property sold and program ended in 1998.

Past performance is not necessarily indicative of future performance.

TABLE III (UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
Behringer Partners Stemmons LP (1)

	2001	Through 9/30/02
Gross revenue	$17,922	$94,698
Profit on sale of properties	—	—
Interest income	—	—
Less: Operating expenses	13,029	76,519
Interest expense	57,033	59,487
Depreciation and amortization	25,263	30,600
Net income – GAAP basis	(77,403)	(71,908)
Taxable income		
- from operation	(74,464)	—
- from gain on sale	—	—
Cash generated from operations	4,893	18,179
Cash generated from sales	—	—
Cash generated from refinancing	—	—
Total cash generated from operations, sales and refinancing	4,893	18,179
Less: Cash distributions to investors		
- from operating cash flow	—	—
- from sales and refinancing	—	—
Cash generated (deficiency) after cash distributions	4,893	18,179
Less: Special items (not including sales and refinancing		
Limited partners' capital contributions	401,900	84,736
General partners' capital contributions	—	—
Payment of interest on loan	57,033	59,487
Acquisition of land and buildings	—	—
Increase in other assets	—	—
Other	—	—
	349,760	43,428
Cash generated (deficiency) after cash distributions and special items		
Tax and Distribution Data Per $1,000 Invested		
Federal income tax results:	(186)	—
Ordinary income (loss)	—	—
- from operations	—	—
- from recapture	—	—
Capital gain (loss)	—	—
Cash distribution to investors		
Source (on GAAP basis)	—	—
- from investment income	—	—
- from return of capital	—	—
Total distributions on GAAP basis	—	—
Source (on cash basis)		
- from operations	—	—
- from sales	—	—
- from refinancing	—	—
Total distributions on cash basis	—	—
Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100.0%	100.0%

(1) Property acquired and program initiated in 2001.

Past performance is not necessarily indicative of future performance.

TABLE IV (UNAUDITED)
RESULTS OF COMPLETED PROGRAMS

Table IV presents summary information on the results of Prior Real Estate Programs which completed operations since December 31, 1996 and which had similar or identical investment objectives to those of Behringer Harvard REIT I. All figures are through September 30, 2002.

	Harvard Property Trust, Inc.	Harvard Property I, L.P.	Harvard Property III, L.P.	6142 Campbell Ltd.
Dollar amount raised	$60,387,475	$1,186,254	$1,100,000	$240,000
Number of properties purchased	23	1	1	1
Date of closing of offering	03/10/98[1]	06/05/95	08/21/95	06/01/96
Date of first sale of property	08/26/98	12/10/97	01/29/99	12/03/98
Date of final sale of property	01/01/01	12/10/97	01/29/99	12/03/98
Tax and Distribution Data Per $1,000 Investment				
Federal income tax results:				
Ordinary income (loss)				
- from operations	3,069	194	(68)	(24)
- from recapture	—	—	—	—
Capital gain (loss)	10,897	1,183	1,188	—
Deferred gain				
Capital	—	—	—	—
Ordinary	—	—	—	—
Cash distributions to investors				
Source (on GAAP basis)				
- Investment income	59,902	2,589	1,928	474
- Return of capital	239	—	—	—
Source (on cash basis)				
- Sales	44,508	1,982	1,451	415
- Refinancing	3,657	—	442	—
- Operations	12,849	607	477	59
- Other	—	—	—	—
Receivable on net purchase money financing[2]	—	—	—	—

[1] Commencing November 22, 1995, the Trust offered for sale 1,000 shares of Series A Preferred Stock at a price of $100 per share. This offering was terminated December 31, 1995 with the Trust receiving offering proceeds of $13,200 (132 shares). The Trust paid Series A investors cash amounts equivalent to a 10.0% annual yield on the Series A shares outstanding. The Preferred Stock Series A was retired on December 31, 1999 with total cash distributions of $19,326 paid to the holders of the Series A shares. Commencing January 26, 1996, the Trust offered for sale 100,000 shares of Series B Convertible Preferred Stock, convertible at the stockholders' option to 200 shares of common stock, at a price of $100 per share. This offering was terminated March 31, 1997 with the Trust receiving offering proceeds of $4,581,400 (45,814 shares). The Trust paid these Series B investors cash amounts equivalent to a 9.0% annual yield on their Series B shares outstanding. These Preferred Stock Series B shares were converted to common stock on December 31, 1998 with total cash distributions of $684,982 paid to the holders of Series B shares prior to conversion to common shares with the balance of $4,581,400 converting common shares. Commencing June 1, 1997, the Trust offered for sale 7,000,000 shares of common stock at a price of $.75 per share along with 2,150 units, with each unit consisting of a $5,000 promissory note and warrant to purchase 2,000 shares of common stock. This offering was terminated December 31, 1997, with the Trust receiving total offering proceeds of $9,754,623 ($5,139,623 via common stock purchases and $4,615,000 from unit sales). Through January 1, 2001, the Liquidation Date of the Trust, common shareholders received total cash distributions of $5,495,204 and a non-cash liquidating distribution of $7,614,215. In accordance with the Preferred Stock Series C Offering referenced below the promissory note and warrant units were repurchased from investors including accrued interest for cash proceeds of $5,015,000. Commencing March 10, 1998, the Trust offered for sale 500,000 shares of Series C Convertible Preferred Stock, convertible at the stockholder's option to 125 shares of common stock, at a price of $100 per share. This offering was terminated December 31, 1998 with the Trust receiving offering proceeds of $46,000,000 (460,000 shares). The Trust paid Series C investors cash amounts equivalent to a 14.0% annual yield on their Series C shares. Retirement of the Preferred Stock Series C began on June 21, 1999 and was completed on December 28, 2000 with total aggregate cash distributions of $52,119,092 paid to the holders of the Series C shares. The weighted average annualized yield for equity invested in the Trust (including the promissory note and warrant units) pursuant to the investment classes listed above was 11.4%.

[2] All properties were acquired for cash without financing.

Past performance is not necessarily indicative of future performance.

TABLE V
(UNAUDITED)
RESULTS OF SALES OR DISPOSALS OF PROPERTY

Table V presents summary information on the results of the sale or disposals of properties since January 1, 1997 by Prior Real Estate Programs having similar or identical investment objectives to those of Behringer Harvard REIT I. All figures are through September 30, 2002.

			Selling Price, Net of Closing Costs and GAAP Adjustments				
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program[(1)]	Adjustments Resulting from Application of GAAP[(2)]	Total[(3)]
Harvard Property Trust, Inc.							
Harvard Property Meridian LP	03/05/96	06/03/99	$3,161,560	$3,144,248	—	—	$6,305,808
Harvard Property Provident LP	10/04/96	01/01/01[(5)]	1,551,568[(7)]	2,648,432	—	—	4,200,000[(6)]
Harvard Property Parkside LP	11/19/96	08/02/99	707,599	1,776,951	—	—	2,984,550
Harvard Property 812 San Antonio LP	04/03/97	08/18/99	2,233,795	3,558,022	—	—	5,791,817
Harvard Property Metrocrest LP	04/30/97	01/01/01[(5)]	2,123,676[(9)]	11,151,324	—	—	13,275,000[(8)]
Harvard Property Partners LP[(10)]	06/06/97	07/17/00	(8,310)	863,538	—	—	855,228
Harvard Property Lake Calhoun LP	09/04/97	08/22/00	5,186,805	15,763,659	—	—	20,950,464
HPT / PMD Investments LP	10/06/97	01/01/01[(5)]	6,202,717[(12)]	9,297,283	—	—	15,500,000[(11)]
HPT Gleneagles LP	11/07/97	10/19/99	8,614,691	—	—	—	8,614,691
Harvard Property Trust, Inc. (Park 96)	11/11/97	11/02/98	529,029	—	—	—	529,029
Harvard Property Rosedale LP	02/25/98	12/01/99	9,130,926	17,701,615	—	—	26,832,541
Harvard Property Atrium LP	03/10/98	08/02/99	3,979,447	11,205,241[(13)]	—	—	15,184,688
Harvard Property Partners LP[(14)]	05/01/98	08/02/99	2,294,952	6,197,783[(13)]	—	—	8,492,735
Harvard Property (UP) LP	06/03/98	01/01/01[(5)]	2,600,000[(17)]	9,600,000[(15)]	—	—	12,200,000[(16)]
Harvard Property Clarke LP	07/29/98	08/02/99	2,619,842	6,420,337[(13)]	—	—	9,040,179
Harvard Property Superior LP	07/30/98	08/02/99	1,813,805	4,950,134[(13)]	—	—	6,763,939
Harvard Property Capitol LP	12/30/98	08/02/99	2,483,416	4,726,506[(13)]	—	—	7,209,922
Harvard Property Willow LP	03/31/99	08/02/99	5,478,204	—	—	—	5,478,204
Harvard Property Centreport LP	02/01/98	08/26/98	2,176,535	—	—	—	2,176,535
Harvard Property I, L.P.	06/05/95	12/10/97	1,981,599	2,918,049	—	—	4,899,648
Harvard Property III, L.P.	08/21/95	01/29/99	1,451,482	3,759,057	—	—	5,210,538
6142 Campbell, LTD	06/01/96	12/03/98	415,048	701,594	—	—	1,116,642

Past performance is not necessarily indicative of future performance.

TABLE V (UNAUDITED) (Cont'd)
RESULTS OF SALES OR DISPOSALS OF PROPERTY

| Property | Original Mortgage Financing | Cost of Properties Including Closing and Soft Costs | | Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures |
		Total Acquisition Cost, Capital Improvements, Closing and Soft Costs[4]	Total	
Harvard Property Trust, Inc.				
Harvard Property Meridian LP	$3,250,000	$1,636,378	$4,886,378	$1,419,430
Harvard Property Provident LP	2,800,000	1,410,392	4,210,392	(10,329)[18]
Harvard Property Parkside LP	1,725,000	760,006	2,485,006	499,544
Harvard Property 812 San Antonio LP	3,600,000	1,683,617	5,283,617	508,200
Harvard Property Metrocrest LP	9,150,000	1,495,442	10,645,442	2,629,558[19]
Harvard Property Partners LP	895,000	365,097	1,260,097	(404,869)
Harvard Property Lake Calhoun LP	16,100,000	3,066,237	19,166,237	1,784,227
HPT / PMD Investments LP	8,000,000	6,561,677	14,561,677	938,323[20]
HPT Gleneagles LP	1,500,000	6,932,748	8,432,748	181,943
Harvard Property Trust, Inc. (Park 96)	—	401,701	401,701	127,328
Harvard Property Rosedale LP	18,000,000	6,635,840	24,635,840	2,196,701
Harvard Property Atrium LP	11,205,241	3,026,413	14,231,653	953,034
Harvard Property Partners LP	6,197,783	1,968,657	8,166,440	326,295
Harvard Property (UP) LP	9,600,000[15]	12,625,838	12,625,838	(425,838)[21]
Harvard Property Clarke LP	6,420,337	2,838,461	9,258,798	(218,619)
Harvard Property Superior LP	4,950,134	1,391,649	6,341,783	422,156
Harvard Property Capitol LP	4,726,506	2,288,850	7,015,356	194,566
Harvard Property Willow LP	—	5,325,025	5,325,025	153,179
Harvard Property Centreport LP	—	2,035,602	2,035,602	140,933
Harvard Property I, L.P.	3,000,000	1,219,831	4,219,831	679,817
Harvard Property III, L.P.	2,600,000	1,536,624	4,136,624	1,073,914
6142 Campbell, LTD	700,000	241,933	941,933	174,709

Past performance is not necessarily indicative of future performance.

TABLE V (UNAUDITED) (Cont'd)
RESULTS OF SALES OR DISPOSALS OF PROPERTY

[1]   No purchase money mortgages were taken back by any individual program.
[2]   Financial statements for programs are prepared in accordance with GAAP.
[3]   None of these sales are being reported on the installment basis.
[4]   The amounts shown do not include a pro rata share of the original offering costs. There were no carried interests received in lieu of commissions in connection with the acquisition of the property.
[5]   In conjunction with a July 26, 1999 majority stockholder vote to sell all of the assets of Harvard Property Trust, Inc. along with a subsequent dissolution and liquidation of Harvard Property Trust, Inc., and pursuant to a Liquidating Trust Agreement and Declaration of Trust dated January 1, 2001, Behringer Advisors Inc. conveyed ownership of the remaining real estate assets, Harvard Property Provident LP, Harvard Property Metrocrest LP, HPT / PMD Investments LP and Harvard Property (UP) LP, to an unrelated liquidating trust, HPT Trust, for the purposes of concluding Harvard Property Trust, Inc.
[6]   A $4,200,000 market value for the asset based on an appraisal was assigned in accordance with the final liquidation of Harvard Property Trust, Inc. event as detailed in footnote (5).
[7]   Non-cash amount representing 100.0% of the net proceeds that would have been received if a cash sale had occurred at the market value detailed in footnote (6).
[8]   A $13,275,000 market value for the asset based on a signed sales contract that was assigned in accordance with the final liquidation of Harvard Property Trust, Inc. event as detailed in footnote (5). The property was subsequently sold on August 10, 2001 at $13,275,000.
[9]   Non-cash amount representing 100.0% of the net proceeds that would have been received if a cash sale had occurred at the market value detailed in footnote (8).
[10] Asset in partnership known as 1700 North Hampton Building.
[11] A $15,500,000 market value for the asset based on an appraisal was assigned in accordance with the final liquidation of Harvard Property Trust, Inc. event as detailed in footnote (5).
[12] Non-cash amount representing 100.0% of the net proceeds that would have been received if a cash sale had occurred at the market value detailed in footnote (11).
[13] On October 17, 1998, Harvard Property Trust, Inc. (the "Trust") entered into a three-year, $40,000,000 revolving credit facility (the "Credit Facility") with PNC Bank, N.A. and DLJ Capital Funding Inc. Under the terms of the Credit Facility, the Trust borrowed $33,500,000 to finance the acquisitions of Harvard Property Atrium LP, Harvard Property Partners LP (Quadrant Building), Harvard Property Clarke LP, Harvard Property Superior LP and Harvard Property Capitol LP. Allocated borrowings under the Credit Facility are as follows:

Partnership/Building	Allocated Amount
Harvard Property Atrium LP	$11,205,241
Harvard Property Partners LP (Quadrant Building)	6,197,783
Harvard Property Clarke LP	6,420,337
Harvard Property Superior LP	4,950,134
Harvard Property Capitol LP	4,726,505
TOTAL	$33,500,000

Pursuant to the terms of the Credit Facility, the outstanding borrowings under the Credit Facility were extinguished upon the sale of these assets on August 2, 1999 and the Credit Facility was terminated on August 9, 1999.
[14] Asset in partnership known as Quadrant Building.
[15] Concurrent with the termination of the Credit Facility detailed in footnote (13), on August 9, 1999, Harvard Property Trust, Inc. entered into a $6,900,000 term loan secured by the Harvard Property (UP) LP asset with Bank One, NA. The $6,900,000 term was refinanced on December 27, 2000 in favor of a $9,600,000 mortgage with Deutsche Bank N.A.
[16] A $12,200,000 market value for asset based on original purchase price was assigned in accordance with the final liquidation of Harvard Property Trust, Inc. event as detailed in footnote (5).
[17] Non-cash amount representing 100.0% of the net proceeds that would have been received if a cash sale had occurred at the market value detailed in footnote (16).
[18] Non-cash amount representing 100.0% of the excess of property operating cash receipts over cash expenditures if a cash sale had occurred at the market value detailed in footnote (6).
[19] Non-cash amount representing 100.0% of the excess of property operating cash receipts over cash expenditures if a cash sale had occurred at the market value detailed in footnote (8).
[20] Non-cash amount representing 100.0% of the excess of property operating cash receipts over cash expenditures if a cash sale had occurred at the market value detailed in footnote (11).
[21] Non-cash amount representing 100.0% of the excess of property operating cash receipts over cash expenditures if a cash sale had occurred at the market value detailed in footnote (16).

Past performance is not necessarily indicative of future performance.

EXHIBIT B
SUBSCRIPTION AGREEMENT

Behringer Harvard REIT I, Inc.

THIS SUBSCRIPTION AGREEMENT is made and entered into between Behringer Harvard REIT I, Inc., a Maryland corporation (the "Company"), and the investor whose signature appears below ("Investor").

1. <u>Subscription Amount and Payment</u>. Investor hereby subscribes to acquire, upon the terms and conditions set forth in this Subscription Agreement, the amount of the Company's $.0001 par value per share common stock (the "Shares") set forth on the signature page of this Subscription Agreement, upon payment to Wells Fargo Bank Iowa, N.A., as Escrow Agent, of the subscription price for the Shares. The subscription price shall be $10 per Share. Except as specifically provided in the "Special Notice for Nebraska Residents and Pennsylvania Residents Only," payment for the Shares will be held in escrow until the Company has received and accepted subscriptions for 250,000 Shares ($2.5 million).

2. <u>Acceptance by the Company</u>. This Subscription Agreement shall be binding upon the parties only when it has been accepted and agreed to by the Company. The Company may reject any subscription, in whole or in part, in its sole and absolute discretion.

3. <u>Disclosures by the Company</u>.

    Prospective investors are hereby advised of the following:

-   All prospective investors are urged to carefully read the prospectus of the Company dated February 19, 2003, as supplemented to date (the "Prospectus").

-   Prospective investors should understand the risks associated with an investment in the Shares, as described in the Prospectus, prior to submitting this Subscription Agreement.

-   The assignability and transferability of the Shares is restricted and will be governed by the Company's Charter and Bylaws and all applicable laws as described in the Prospectus.

-   Prospective investors should not invest in Shares unless they have an adequate means of providing for their current needs and personal contingencies and have no need for liquidity in this investment.

-   There is no public market for the Shares, and accordingly, it may not be possible to readily liquidate an investment in the Company.

4. <u>Special Notices</u>. The notices contained on the following pages are a part of this Subscription Agreement and are incorporated herein.

5. <u>Purchase Information</u>.

_____ _____ # of Shares Total $ Invested (# Shares x $10 = Total $ Invested) Minimum purchase: $1,000 or 100 Shares	**Except for Custodial Accounts, Make Investment Check Payable to: Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard REIT I, Inc.** ☐ Initial Investment (Minimum $1,000) ☐ Additional Investment (Minimum $25) State in which sale was made: _____

    Check the following box to elect the Deferred Commission Option: ☐
    (This election must be agreed to by the Broker-Dealer listed below.)

6. <u>Additional Investments</u>.
    Check the following box if you plan to make additional investments in the Company: ☐

7. <u>Type of Ownership</u>.

☐ Individual
☐ Joint Tenants with Right of Survivorship
☐ Husband and Wife as Community Property
☐ Married Person as Separate Property
☐ Tenants in Common
☐ Custodian: A Custodian for the benefit of
_____ under the Uniform Gift
to Minors Act or the Uniform Transfer to
Minors Act of the State of _____

☐ IRA (including Simplified Employee Pensions
(SEPs), Rollovers and Beneficiary IRAs)
☐ Keogh
☐ 401(k)
☐ Other Retirement or Profit-Sharing Plan
    ☐ Taxable   ☐ Tax-Exempt
☐ Trust/Trust Type: _____
   (Please specify, i.e., Family, Living, Revocable, etc.)
☐ Company or Partnership
☐ Other: _____

8. <u>Registration Name and Address</u>.

Please print name(s) in which Shares are to be registered.
☐Mr.   ☐Mrs.   ☐Ms.   ☐MD   ☐PhD   ☐DDS   ☐Other _____

Name	FEIN or Social Security Number
	___ - ___ - ___

Additional Name (if applicable)	FEIN or Social Security Number
	___ - ___ - ___

Street Address or P.O. Box	

Street Address or P.O. Box	

City		State		Zip Code	

Home Telephone No.	( )	Business Telephone No.	( )

Email Address (Optional)		Country of Citizenship	

9. <u>Investor Name and Address</u>.

(COMPLETE ONLY IF DIFFERENT FROM REGISTRATION NAME AND ADDRESS)
☐Mr.   ☐Mrs.   ☐Ms.   ☐MD   ☐PhD   ☐DDS   ☐Other _____

Name	Social Security Number
	___ - ___ - ___

Street Address or P.O. Box	

City		State		Zip Code	

Home Telephone No.	( )	Business Telephone No.	( )

Email Address (Optional)		Country of Citizenship	

10.   Subscriber Signatures.

Please carefully read and separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

In order to induce the Company to accept this subscription, I hereby represent and warrant to the Company as follows:

(a)   I have received the Prospectus.

        Initials   Initials

(b)   I accept and agree to be bound by the terms and conditions of the Company's Charter.

        Initials   Initials

(c)   I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $150,000 or more; or (ii) a net worth (exclusive of home, home furnishings and automobiles) of at least $45,000 and had during the last tax year or estimate that I will have during the current tax year a minimum of $45,000 annual gross income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the prospectus under "Who May Invest."

        Initials   Initials

(d)   If I am a California resident or if the Person to whom I subsequently propose to assign or transfer any Shares is a California resident, I may not consummate a sale or transfer of my Shares, or any interest therein, or receive any consideration therefor, without the prior written consent of the Commissioner of the Department of Corporations of the State of California, except as permitted in the Commissioner's Rules, and I understand that my Shares, or any document evidencing my Shares, will bear a legend reflecting the substance of the foregoing understanding.

        Initials   Initials

(e)   If I am an Ohio or Pennsylvania resident, this investment does not exceed 10.0% of my liquid net worth.
.

        Initials   Initials

(f)   I am purchasing the Shares for my own account.

        Initials   Initials

(g)   I acknowledge that there is no public market for the Shares.

        Initials   Initials

(h)   I am in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. I am not, nor are any of my principal owners, partners, members, directors or officers included on: (i) the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals; (ii) Executive Order 13224, which sets forth a list of individuals and groups with whom U.S. persons are prohibited from doing business because such persons have been identified as terrorists or persons who support terrorism or (iii) any other watch list issued by any governmental authority, including the Securities and Exchange Commission.

        Initials   Initials

I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in the Company. Under penalties of perjury, by signing this Subscription Agreement, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, and (b) I am not subject to back-up withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding.

NOTICE IS HEREBY GIVEN TO EACH SUBSCRIBER THAT YOU DO NOT WAIVE ANY RIGHTS YOU MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS AGREEMENT.

A SALE OF THE SHARES MAY NOT BE COMPLETED UNTIL AT LEAST FIVE BUSINESS DAYS AFTER RECEIPT OF THE PROSPECTUS.

Signature of Investor or Trustee	Signature of Joint Owner, if applicable	Date

B-3

11. Dividends.
   (Please check <u>one</u> of the following.)
   ☐ I prefer to participate in the Dividend Reinvestment Plan.
   ☐ I prefer dividends be paid to me at my address listed under Section 8.
   ☐ I prefer to direct dividends to a party other than the registered owner per my instructions below.
   ☐ I prefer dividends to be deposited directly into the following account: ___Checking ___Savings

For deposits into checking or savings accounts: Please enclose a voided check or deposit slip. By enclosing a voided check or deposit slip, the Company is authorized and directed to begin making electronic deposits to the checking or savings account designated by the enclosed voided check or deposit slip. An automated deposit entry shall constitute the receipt for each transaction. This authority is to remain in force until the Company has received written notification of its termination at such time and in such manner as to give the Company reasonable time to act. In the event that the Company deposits funds erroneously into the account, it is authorized to debit the account for the amount of the erroneous deposit.

To direct dividends to a party other than the registered owner, please provide the following information, as applicable:

Institution Name		Account Number	
Name on Account			
Street Address or P.O. Box			
City		State		Zip Code	

12. Broker-Dealer.
   (TO BE COMPLETED BY REGISTERED REPRESENTATIVE)

The broker-dealer or authorized representative must sign below to complete the order. The undersigned broker-dealer warrants that it is a duly licensed broker-dealer and may lawfully offer Shares in the state designated as the investor's address or the state in which the sale is to be made, if different. The broker-dealer or authorized representative warrants that (a) he or she has reasonable grounds to believe this investment is suitable for the subscriber as defined in Section 3(b) of the Rules of Fair Practice of the NASD Manual, (b) and that he or she has informed subscriber of all aspects of liquidity and marketability of this investment as required by Section 4 of such Rules of Fair Practice, and (c) that he or she delivered the Prospectus to the subscriber at least five days prior to the date that he or she will deliver this Subscription Agreement to the Company. The broker-dealer or authorized representative warrants that included with this Subscription Agreement is documentation completed by the broker-dealer or authorized representative that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker-Dealer Name		Telephone No.	( )
Broker-Dealer Street Address or P.O. Box			
City		State		Zip Code	
Registered Representative Name		Telephone No.	( )
Reg. Rep. Street Address or P.O. Box			
City		State		Zip Code	
Email Address (Optional)		*Provide only if you would like to receive updated information about Behringer Harvard REIT I, Inc. via email.*	

	Date	
Financial Advisor Signature

13.   Registered Investment Advisor (RIA).

Check the following box if this investment is made through an RIA: ☐
(If an owner or principal or any member of the RIA firm is an NASD licensed Registered Representative affiliated with a Broker/Dealer, the transaction should be conducted through that Broker/Dealer, not through the RIA.)

For Custodial Accounts, check(s) should be made payable to the custodian and sent, with a completed copy of this Subscription Agreement, directly to the custodian. For all other investments, please mail the completed Subscription Agreement (with all signatures) and check(s) made payable to "Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard REIT I, Inc." to:

Behringer Securities LP
1323 North Stemmons Freeway
Suite 202
Dallas, Texas 75207
(866) 655-3700

FOR COMPANY USE ONLY:	
Date: _____	Check No. _____
Amount: _____	

Received and Subscription Accepted:

Behringer Harvard REIT I, Inc.

By: _____
    Name: _____
    Title: _____

SPECIAL NOTICE FOR CALIFORNIA RESIDENTS ONLY
CONDITIONS RESTRICTING TRANSFER OF SHARES

<u>260.141.11 Restrictions on Transfer.</u>

(a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Sections 260.102.6, 260.141.10 or 260.534 of the Rules (the "Rules") adopted under the California Corporate Securities Law (the "Code") shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.

(b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of the Rules), except:

   (1)   to the issuer;

   (2)   pursuant to the order or process of any court;

   (3)   to any person described in subdivision (i) of Section 25102 of the Code or Section 260.105.14 of the Rules;

   (4)   to the transferor's ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor's ancestors, descendants or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee's ancestors, descendants or spouse;

   (5)   to holders of securities of the same class of the same issuer;

   (6)   by way of gift or donation inter vivos or on death;

   (7)   by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities laws of the foreign state, territory or country concerned;

   (8)   to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group;

   (9)   if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule not required;

   (10)   by way of a sale qualified under Sections 25111, 25112, 25113 or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

   (11)   by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation;

   (12)   by way of an exchange qualified under Section 25111, 25112 or 25113 of the Code provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

   (13)   between residents of foreign states, territories or countries who are neither domiciled or actually present in this state;

   (14)   to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state;

   (15)   by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (i) discloses to potential purchasers at the

sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser;

(16)   by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities;

(17)   by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

"IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES."

[Last amended effective January 21, 1988.]

SPECIAL NOTICE FOR NEBRASKA RESIDENTS AND PENNSYLVANIA RESIDENTS ONLY

The Company will not admit Nebraska investors or Pennsylvania investors as shareholders until it has received and accepted subscriptions for 4,400,000 shares ($44.0 million) of common stock. The Company will place the funds representing subscriptions for shares from Nebraska investors and Pennsylvania investors in an interest-bearing escrow account with Wells Fargo Bank Iowa, N.A., as escrow agent until it has received and accepted subscriptions for shares for gross offering proceeds of at least $44.0 million. If the Company has not received and accepted subscriptions for 4,400,000 shares by the end of a 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of the offering), the Company will notify Nebraska investors and Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investment returned to them. If a Nebraska investor or a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, the Company must return those funds, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day escrow period, to the investor within ten calendar days after receipt of the investor's request.

The escrow agent will release the funds received from Nebraska investors and Pennsylvania investors to the Company from the escrow account immediately after subscriptions for at least $44.0 million have been received from all sources.

In no event may a subscription for shares of our common stock be accepted until at least five business days after the date the subscriber receives the prospectus. Residents of the State of Nebraska who first received the prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five days of the date of subscription.

Because the minimum offering of shares is less than $88.0 million, Pennsylvania residents are cautioned to evaluate carefully the Company's ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of subscription proceeds.

INSTRUCTIONS TO
BEHRINGER HARVARD REIT I, INC.
SUBSCRIPTION AGREEMENT

Please follow these instructions carefully. Failure to do so may result in the rejection of your subscription. All information in the Subscription Agreement should be completed as follows:

Purchase Information. (Section 5 of Subscription Agreement)

- A minimum investment of $1,000 (100 Shares) is required, except for certain states that require a higher minimum investment.

- A CHECK FOR THE FULL PURCHASE PRICE OF THE SHARES SUBSCRIBED FOR SHOULD BE MADE PAYABLE TO THE ORDER OF "WELLS FARGO BANK IOWA, N.A., ESCROW AGENT FOR BEHRINGER HARVARD REIT I, INC." FOR CUSTODIAL ACCOUNTS, CHECKS SHOULD BE MADE PAYABLE TO THE CUSTODIAN AND SENT, WITH A SIGNED COPY OF THIS AGREEMENT, TO THE CUSTODIAN.

- Investors who have satisfied the minimum purchase requirements in Behringer Harvard Short-Term Opportunity Fund I LP, Behringer Harvard Mid-Term Value Enhancement Fund I LP or in any other Behringer Harvard real estate program may invest as little as $25 (2.5 Shares) except for residents of Minnesota and Oregon. See the section of the prospectus entitled "Who May Invest" for more information.

- Shares may be purchased only by persons meeting the standards set forth under the section of the prospectus entitled "Who May Invest."

- Please indicate the state in which the sale is to be made.

- Please check the box related to the Deferred Commission Option if you have agreed with your broker-dealer to elect the Deferred Commission Option, as described in the Prospectus. By electing the Deferred Commission Option, you are required to pay only $9.40 per Share purchased upon subscription. For the next six years following the year of subscription, or lower if required to satisfy outstanding deferred commission obligations, you will have a 1.0% selling commission ($.10 per Share) per year deducted from and paid out of dividends or other cash distributions otherwise distributable to you. Election of the Deferred Commission Option shall authorize the Company to withhold such amounts from dividends or other cash distributions otherwise payable to you as is set forth in the "Plan of Distribution" section of the Prospectus.

Additional Investments. (Section 6 of Subscription Agreement)

- Please check the box if you plan to make one or more additional investments in the Company. All additional investments must be in increments of at least $25. See the section of the prospectus entitled "Who May Invest" for more information.

- If additional investments in the Company are made, the investor agrees to notify the Company and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations or warranties set forth in the prospectus or the Subscription Agreement.

- If additional investments are made, include your social security number or other taxpayer identification number on your check.

- The investor acknowledges that the broker-dealer named in the Subscription Agreement may receive commissions on such additional investments as described in the Prospectus.

Type of Ownership. (Section 7 of Subscription Agreement)

- Please check the appropriate box to indicate the type of entity or type of individuals subscribing.

Registration Name and Address. (Section 8 of Subscription Agreement)

- Please enter the exact name in which the Shares are to be held.

  – For joint tenants with right of survivorship or tenants in common, include the names of both investors.

- In the case of partnerships or corporations, include the name of an individual to whom correspondence will be addressed.

- Trusts should include the name of the trustee.

- All investors must complete the space provided for taxpayer identification number or social security number. In the case of a qualified plan or trust, enter both the investor's social security number (for identification purposes) and the custodian or trustee's taxpayer identification number (for tax purposes).

- By signing in Section 10, the investor is certifying that this number is correct.

- Enter the mailing address and telephone numbers of the registered owner of this investment. In the case of a qualified plan or trust, this will be the address of the custodian or trustee.

- FOR EACH INDIVIDUAL REGISTERED OWNER, INCLUDE A COPY OF A GOVERNMENT ISSUED IDENTIFICATION DOCUMENT EVIDENCING RESIDENCE OR NATIONALITY AND BEARING A PHOTOGRAPH OR SIMILAR SAFEGUARD, SUCH AS A DRIVER'S LICENSE, IDENTIFICATION CARD, OR PASSPORT.

Investor Name and Address. (Section 9 of Subscription Agreement)

- Complete this Section only if the investor's name and address is different from the registration name and address provided in Section 8.

- If the Shares are registered in the name of a custodian or trustee, enter the name, address, telephone number and social security number of the beneficial owner.

- If investor's name is different from the registration name, FOR EACH INDIVIDUAL INVESTOR, INCLUDE A COPY OF A GOVERNMENT ISSUED IDENTIFICATION DOCUMENT EVIDENCING RESIDENCE OR NATIONALITY AND BEARING A PHOTOGRAPH OR SIMILAR SAFEGUARD, SUCH AS A DRIVER'S LICENSE, IDENTIFICATION CARD, OR PASSPORT.

Subscriber Signatures. (Section 10 of Subscription Agreement)

- Please separately initial each representation where indicated.

- If title is to be held jointly, all parties must date and sign this Section as follows:

  - Individual: One signature required.

  - Joint Tenants with Right of Survivorship: All parties must sign.

  - Tenants In Common: All parties must sign.

  - Community Property: Only one investor's signature required.

  - Pension or Profit-Sharing Plans: The trustee signs the Signature Page.

  - Trust: The trustee signs. Provide the name of the trust, the name of the trustee and the name of the beneficiary.

  - Partnership: Identify whether the entity is a general or limited partnership. The general partners must be identified and each must sign. In the case of an investment by a general partnership, all partners must sign (unless a "managing partner" has been designated for the partnership, in which case he or she may sign on behalf of the partnership if a certified copy of the document granting him authority to invest on behalf of the partnership is submitted).

  - Corporation: The Subscription Agreement must be accompanied by (i) a certified copy of the resolution of your board of directors designating the officer(s) of the corporation authorized to sign on behalf of the corporation and (ii) a certified copy of the Board's resolution authorizing the investment.

  - IRA and IRA Rollovers: Requires signature of authorized signer (e.g., an officer) of the bank, trust company, or other fiduciary. The address of the trustee must be provided in order for the trustee to receive checks and other pertinent information regarding the investment.

- – <u>Keogh (HR 10)</u>: Same rules as those applicable to IRAs.

- – <u>Uniform Gift to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA)</u>: The required signature is that of the custodian, not of the parent (unless the parent has been designated as the custodian). Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the gift is being made.

- PLEASE NOTE THAT THESE SIGNATURES DO NOT HAVE TO BE NOTARIZED.

Distributions. (Section 11 of Subscription Agreement)

- By electing the Dividend Reinvestment Plan, the investor elects to reinvest all of the dividends otherwise payable to such investor in Shares of the Company.

- Each investor who elects the Dividend Reinvestment Plan agrees to notify the Company and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations and warranties as set forth in the Prospectus or Subscription Agreement or in the prospectus and subscription agreement of any future real estate programs sponsored by our advisor or its affiliates. The investor acknowledges that the broker-dealer named in the Subscription Agreement may receive commissions not to exceed 7.0% of reinvested dividends, less any discounts authorized by the Prospectus.

- If cash dividends are to be sent to an address other than that provided in Section 8 (*i.e.*, a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address.

Broker-Dealer. (Section 12 of Subscription Agreement)

- This Section is to be completed by the investor's Registered Representative. Please complete all broker-dealer information contained in Section 12 of the Subscription Agreement, including suitability certification.

- Include documentation completed by the broker-dealer that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions. This could include a screen print from the NASD Anti-Money Laundering web site if an electronic check is performed, a signed attestation from the person performing a manual check if this method is used, or a screen-print and written attestation if some other database is used.

Registered Investment Advisor (RIA). (Item 13 of Subscription Agreement)

Please check the box to indicate if the subscription was solicited or recommended by a Registered Investment Advisor.

THE SIGNATURE PAGE MUST BE SIGNED BY AN AUTHORIZED REPRESENTATIVE OF ANY ENTITY.

The Subscription Agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to Behringer Securities LP. Only original, completed copies of Subscription Agreements can be accepted. Photocopied or otherwise duplicated Subscription Agreements cannot be accepted by the Company.

IF YOU NEED FURTHER ASSISTANCE IN COMPLETING THE SUBSCRIPTION AGREEMENT, PLEASE CALL BEHRINGER SECURITIES LP AT (866) 655-3700.

EXHIBIT C
DIVIDEND REINVESTMENT PLAN
Behringer Harvard REIT I, Inc.

Behringer Harvard REIT I, Inc., a Maryland corporation (the "Company"), has adopted a Dividend Reinvestment Plan (the "Plan") on the terms and conditions set forth below.

1.   Reinvestment of Dividends. The Company or an unaffiliated third party, as agent (the "Reinvestment Agent") for holders of shares of common stock of the Company, par value $.0001 per share (the "Shares") owned by each stockholder who elects to participate in the Plan (each a "Participant"), will receive all cash dividends paid by the Company with respect to Participants' Shares (collectively, the "Dividends"). The Reinvestment Agent will apply such Dividends as specified in Paragraph (a) below, as follows:

(a)   Prior to the termination of the Company's initial public offering of the Shares reserved for issuance under the Plan pursuant to the Company's prospectus dated February 19, 2003, as thereafter amended or supplemented (the "Initial Offering"), the Reinvestment Agent will invest Dividends in Shares at the public offering price per Share ($10 per Share).

(b)   After termination of the Initial Offering, the Reinvestment Agent will invest Dividends in Shares which may (but are not required to) be supplied from either (i) Shares registered with the Securities and Exchange Commission (the "Commission") pursuant to an effective registration statement for Shares for use in the Plan (a "Future Registration") or (ii) Shares purchased by the Reinvestment Agent for the Plan in a secondary market (if available) or on a stock exchange or the Nasdaq Stock Market (if listed) (collectively, the "Secondary Market") and registered with the Commission for resale pursuant to the Plan. Shares purchased on the Secondary Market as set forth in (ii) above will be purchased at the then-prevailing market price, and the average price paid by the Reinvestment Agent for all such purchases for a single Dividend will be utilized for purposes of purchases of Shares in the Plan. Shares acquired by the Reinvestment Agent on the Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the $10 per Share price that will be paid for the Shares purchased for the Plan pursuant to the Initial Offering and any subsequent offering priced at $10 per Share. If the Reinvestment Agent acquires Shares in the Secondary Market for use in the Plan, the Reinvestment Agent shall use reasonable efforts to acquire Shares for use in the Plan at the lowest price then reasonably available. However, the Reinvestment Agent does not in any respect guaranty or warrant that the Shares so acquired and purchased by the Participants in the Plan will be at the lowest possible price. Further, irrespective of the Reinvestment Agent's ability to acquire Shares in the Secondary Market or the Company's ability to complete a Future Registration for shares to be used in the Plan, neither the Reinvestment Agent nor the Company is in any way obligated to do either, in its sole discretion.

(c)   If a Participant designates in writing that such Participant's broker who made the initial sale of Shares to the Participant shall receive commissions for purchases under the Plan, then such broker shall be paid a selling commission at the same rate as for initial purchases, not to exceed 7.0%. Dealer manager fees not to exceed 1.0% will be paid to the dealer manager named in the prospectus for the Shares purchased in connection with each Dividend (which, with respect to the Initial Offering, is Behringer Securities LP). Each Participant is permitted to identify, change or eliminate the name of his account executive at a participating broker-dealer with respect to Dividends reinvested. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker-dealer having a valid selling agreement with the dealer manager, no selling commission will be paid with respect to Dividends which are then being reinvested. If no such broker is designated, or if the Participant designates only a portion of the selling commission to be paid to the Participant's broker, the amount that would have been paid as a selling commission will be retained and used by the Company.

(d)   For each Participant, the Reinvestment Agent will maintain an account which shall reflect for each month the Dividends received by the Reinvestment Agent on behalf of such Participant. A Participant's account shall be reduced as purchases of Shares are made on behalf of such Participant.

(e)   Dividends shall be invested by the Reinvestment Agent in Shares promptly following the payment date with respect to such Dividends to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Reinvestment Agent and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to the Participants. Any interest earned on such accounts will be paid to the Company and will become the property of the Company.

(f)   Each Participant during a fiscal year will acquire and own a number of Shares acquired pursuant to the Plan during such quarter, based on the amount in the Participant's account at the time the Shares are acquired, which may result in the ownership of fractional Shares, computed to four decimal places. The ownership of the Shares shall be reflected on the books of the Company or its transfer agent.

2.   Election to Participate. Any holder of Shares may become a Participant by making a written election on his subscription agreement to participate at the time of subscription for Shares. Any stockholder who has not previously elected to participate in the Plan may so elect at any time by completing and executing an enrollment form or any other appropriate authorization form as may be available from the Reinvestment Agent. Participation in the Plan will commence with the next Dividend payable after receipt of the Participant's notice, provided it is received at least ten days prior to the last day of the fiscal quarter to which such Dividend relates. Subject to the preceding sentence, regardless of the date of such election, a stockholder will become a Participant in the Plan effective on the first day of the fiscal quarter following such election, and the election will apply to all Dividends attributable to the fiscal quarter in which the Stockholder makes such written election to participate in the Plan and to all fiscal quarters thereafter.

3.   Distribution of Funds. In making purchases for Participants' accounts, the Reinvestment Agent may commingle Dividends attributable to Shares owned by Participants in the Plan.

4.   Absence of Liability. Neither the Company nor the Reinvestment Agent shall have any responsibility or liability as to the value of the Shares, any change in the value of the Shares acquired for the Participant's account, or the rate of return earned on, or the value of, the interest-bearing accounts in which Dividends are invested. Neither the Company nor the Reinvestment Agent shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a Participant's participation in the Plan upon such Participant's death prior to receipt of notice in writing of such death and the expiration of 15 days from the date of receipt of such notice and (b) with respect to the time and the prices at which Shares are purchased for a Participant.

5.   Suitability.

(a)   Each Participant shall notify the Reinvestment Agent in the event that, at any time during his participation in the Plan, there is any material change in the Participant's financial condition or inaccuracy of any representation under the Subscription Agreement for his initial purchase of Shares.

(b)   For purposes of this Paragraph 5, a material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Company's prospectus for his initial purchase of Shares.

6.   Reports to Participants. Within 60 days after the end of each fiscal quarter, the Reinvestment Agent will mail to each Participant a statement of account describing, as to such Participant, the Dividends received during the quarter, the number of Shares purchased during the quarter, the per Share purchase price for such Shares, and the total Shares purchased on behalf of the Participant pursuant to the Plan. Each statement shall also advise the Participant that, in accordance with Paragraph 5(a) hereof, he is required to notify the Reinvestment Agent in the event that there is any material charge in his financial condition or if any representation made by the Participant under the subscription agreement for his initial purchase of Shares becomes inaccurate. Tax information regarding a Participant's participation in the Plan will be sent to each Participant by the Company or the Reinvestment Agent at least annually.

7.   No Drawing. No Participant shall have any right to draw checks or drafts against his account or give instructions to the Company or the Reinvestment Agent except as expressly provided herein.

8.   Taxes. Taxable Participants may incur a tax liability for company Dividends even though they have elected not to receive their Dividends in cash but rather to have their Dividends held in their account under the Plan.

9.   Reinvestment in Subsequent Programs. After the termination of the Initial Offering, the Company may determine, in its sole discretion, to cause the Reinvestment Agent to provide to each Participant notice of the opportunity to have Dividends reinvested through the Plan in any subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or its Affiliates which has substantially identical investment objectives as the Company (a "Subsequent Program"). If the Company makes such an election, Participants may reinvest Dividends in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(a)   prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a dividend reinvestment plan;

(b)   a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

(c)   the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(d)   the Participant executes the subscription agreement included with the prospectus for the Subsequent Program;

(e)   the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program; and

(f)   the Subsequent Program has substantially identical investment objectives as the Company.

Any reinvestment of Dividends in interests of any Subsequent Program shall be under the same terms and conditions as set forth in this Plan with respect to reinvestment of Dividends in Shares of the Company.

10.   <u>Termination</u>.

(a)   A Participant may terminate his participation in the Plan at any time by written notice to the Reinvestment Agent. To be effective for any Dividend, such notice must be received by the Reinvestment Agent at least ten days prior to the last day of the fiscal quarter to which such Dividend relates.

(b)   Prior to the listing of the Shares on a stock exchange or inclusion of the Shares for quotation on the Nasdaq Stock Market, a Participant's transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the quarter in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Reinvestment Agent that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed enrollment form or other authorization required by the Reinvestment Agent.

(c)   The Reinvestment Agent may terminate a Participant's individual participation in the Plan, and the Company may terminate the Plan itself, at any time by ten days' prior written notice to a Participant, or to all Participants, as the case may be.

(d)   After termination of the Plan or termination of a Participant's participation in the Plan, the Reinvestment Agent will send to each Participant (i) a statement of account in accordance with Paragraph 6 hereof, and (ii) a check for the amount of any Dividends in the Participant's account that have not been reinvested in Shares. Any future Dividends with respect to such former Participant's Shares made after the effective date of the termination will be sent directly to the former Participant.

11.   <u>State Regulatory Restrictions</u>. The Reinvestment Agent is authorized to deny participation in the Plan to residents of any state which imposes restrictions on participation in the Plan with respect to residents of such state that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions or dealer manager fees for purchases under the Plan.

12.   <u>Notice</u>. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Reinvestment Agent, addressed to Investor Services Department, 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207, or such other address as may be specified by the Reinvestment Agent by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant's last address of record with the Reinvestment Agent. Each Participant shall notify the Reinvestment Agent promptly in writing of any change of address.

13.   <u>Amendment</u>. The terms and conditions of this Plan may be amended or supplemented by the Company at any time, including but not limited to an amendment to the Plan to substitute a new Reinvestment Agent to act as agent for the Participants, by mailing an appropriate notice at least 30 days prior to the effective date thereof to each Participant. Such

amendment or supplement shall be deemed conclusively accepted by each Participant except those Participants from whom the Reinvestment Agent receives written notice of termination prior to the effective date thereof.

14.   <u>Governing Law</u>. **THIS PLAN AND PARTICIPANT'S ELECTION TO PARTICIPATE IN THE PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MARYLAND.**

Behringer HARVARD
REIT I, INC.

Prospectus
Up to 88,000,000 Shares of Common Stock
Offered to the Public

Until May 20, 2003 (90 days after the date of this prospectus), all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as soliciting dealers.

We have not authorized any dealer, salesperson or other individual to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Behringer SECURITIES
LP

February 19, 2003

BEHRINGER HARVARD REIT I, INC.
SUPPLEMENT NO. 1 DATED MAY 14, 2003
TO THE PROSPECTUS DATED FEBRUARY 19, 2003

This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated February 19, 2003. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)   the status of the offering of shares in Behringer Harvard REIT I, Inc.;

(2)   revisions to the "Management" section of the prospectus;

(3)   revisions to the "Summary of Dividend Reinvestment Plan" section of the prospectus and to our dividend reinvestment plan; and

(4)   revisions to our form of subscription agreement.

Status of the Offering

We commenced our initial public offering of common stock on February 19, 2003. Until subscriptions aggregating at least $2.5 million have been received and accepted by us, we will continue to place all subscription proceeds in escrow. If we have not accepted subscriptions for at least $2.5 million in shares by February 19, 2004, which is one year from the date of the prospectus, your funds in the escrow account (including interest) will be returned to you, and we will stop selling shares. For additional information, see the "Plan of Distribution – Subscription Process" section beginning on page 129 of the prospectus.

Management

The following information should be read in conjunction with the "Management – Executive Officers and Directors" section on pages 49 through 52 of the prospectus:

Executive Officers and Directors

On May 7, 2003, Jon L. Dooley resigned from his position as a member of the board of directors. Immediately thereafter, Charles G. Dannis and Charles B. Nolen, our independent directors, nominated Steven J. Kaplan to fill the vacancy caused by the resignation of Mr. Dooley, and the board of directors elected Mr. Kaplan to serve on the board as a third independent director. Also on May 7, 2003, our board of directors elected Mr. Kaplan to serve on the compensation committee and audit committee of the board of directors. Mr. Kaplan does not own any shares of our common stock. Additional information about Mr. Kaplan is set forth below:

Steven J. Kaplan, age 52, has served as member of the board of directors since May 2003. Since March 2000, Mr. Kaplan has served as a consultant with Steven J. Kaplan, P.C., a real estate advisory company based in Dallas, Texas. From August 1999 to March 2000, Mr. Kaplan served as the chief operating officer of Grubb & Ellis, a real estate brokerage and management company based in Northbrook, Illinois. From 1994 until August 1999, Mr. Kaplan served as the chief executive officer and president of Landauer Associates, Inc., a real estate valuation and advisory company based in New York City.

Summary of Dividend Reinvestment Plan

The following information should be read in conjunction with the "Summary of Dividend Reinvestment Plan" section beginning on page 121 of the prospectus:

In addition to participation by our stockholders, limited partners of Behringer Harvard OP I may also participate in our dividend reinvestment plan and have cash otherwise distributable to them by Behringer Harvard OP I invested in our shares. Our dividend reinvestment plan set forth as Exhibit C to our prospectus has been amended to include the following additional provision:

      15.   <u>Participation by Limited Partners of Behringer Harvard Operating Partnership I, LP.</u> For purposes of this Plan, "stockholders" shall be deemed to include limited partners of Behringer Harvard Operating Partnership I, LP (the "Partnership"), "Participants" shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and "Dividend," when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

Subscription Agreement

      Attached to this supplement is a revised form of subscription agreement (Exhibit B to the prospectus) for investors to use when subscribing to purchase shares of our common stock. We have modified the subscription agreement to request additional information from investors that will assist us in administering the subscription process.

SUBSCRIPTION AGREEMENT
Behringer Harvard REIT I, Inc.

THIS SUBSCRIPTION AGREEMENT is made and entered into between Behringer Harvard REIT I, Inc., a Maryland corporation (the "Company"), and the investor whose signature appears below ("Investor").

1.   Subscription Amount and Payment. Investor hereby subscribes to acquire, upon the terms and conditions set forth in this Subscription Agreement, the amount of the Company's $.0001 par value per share common stock (the "Shares") set forth on the signature page of this Subscription Agreement, upon payment to Wells Fargo Bank Iowa, N.A., as Escrow Agent, of the subscription price for the Shares. The subscription price shall be $10 per Share**. (If this is an investment through an IRA or other qualified plan, send the subscription documentation directly to the custodian and make any check for the subscription payable to the custodian. If this is a non-qualified (retail) investment, send the subscription documentation to Behringer Securities LP at the address indicated below and make the check payable to Wells Fargo Bank Iowa, N.A., as Escrow Agent.)** Except as specifically provided in the "Special Notice for Nebraska Residents and Pennsylvania Residents Only," payment for the Shares will be held in escrow until the Company has received and accepted subscriptions for 250,000 Shares ($2.5 million).

2.   Acceptance by the Company. This Subscription Agreement shall be binding upon the parties only when it has been accepted and agreed to by the Company. The Company may reject any subscription, in whole or in part, in its sole and absolute discretion.

3.   Disclosures by the Company. Prospective investors are hereby advised of the following:

- All prospective investors are urged to carefully read the prospectus of the Company dated February 19, 2003, as supplemented to date (the "Prospectus").

- Prospective investors should understand the risks associated with an investment in the Shares, as described in the Prospectus, prior to submitting this Subscription Agreement.

- The assignability and transferability of the Shares is restricted and will be governed by the Company's Charter and Bylaws and all applicable laws as described in the Prospectus.

- Prospective investors should not invest in Shares unless they have an adequate means of providing for their current needs and personal contingencies and have no need for liquidity in this investment.

- There is no public market for the Shares, and accordingly, it may not be possible to readily liquidate an investment in the Company.

4.   Special Notices. The notices contained on the following pages are a part of this Subscription Agreement and are incorporated herein. **PLEASE CAREFULLY REVIEW THE INSTRUCTIONS ATTACHED HERETO BEFORE COMPLETING THIS SUBSCRIPTION AGREEMENT.**

5.   Purchase Information.

_____ _____
  # of Shares   Total $ Invested
 	
       (# Shares x $10 = Total $ Invested)
 	
Minimum purchase: $1,000 or 100 Shares
	For Non-Qualified Investments
	Make Investment Check Payable to:
	Wells Fargo Bank Iowa, N.A., Escrow Agent for
	Behringer Harvard REIT I, Inc.
	
	For Qualified Investments
	Make Investment Check Payable to the Custodian

☐ Initial Investment (Minimum $1,000)
☐ Additional Investment (Minimum $25)
State in which sale was made: _____

Check the following box to evidence Subscriber's agreement to elect the Deferred Commission Option: ☐
(This election must be agreed to by the Broker-Dealer listed below.)

6. Additional Investments.
    Check the following box if you plan to make additional investments in the Company: ☐

7. Type of Ownership.

    ☐ Individual
    ☐ Joint Tenants with Right of Survivorship
    ☐ Husband and Wife as Community Property
    ☐ Married Person as Separate Property
    ☐ Tenants in Common
    ☐ Custodian: A Custodian for the benefit of
    _____ under
    the Uniform Gift to Minors Act or the
    Uniform Transfer to Minors Act of the State
    of _____

    ☐ IRA (including Simplified Employee Pensions
    (SEPs), Rollovers and Beneficiary IRAs)☐
    Keogh
    ☐ 401(k)
    ☐ Other Retirement or Profit-Sharing Plan
    　　　　☐ Taxable　　　☐ Tax-Exempt
    ☐ Trust/Trust Type: _____
    　　(Please specify, i.e., Family, Living, Revocable, etc. –
    　　please include a copy of the trust agreement)
    ☐ Company or Partnership
    ☐ Other: _____

8. Registration Name and Address.

    Please print name(s) in which Shares are to be registered.
    ☐Mr.　　☐Mrs.　　☐Ms.　　☐MD　　☐PhD　　☐DDS　　☐Other _____

Name of Owner	Taxpayer Identification/Social Security Number
Name of Joint Owner (if applicable)	Taxpayer Identification/Social Security Number

Street Address or P.O. Box			
Street Address or P.O. Box			
City		State	Zip Code
Home Telephone No.	( )	Business Telephone No.	( )
Email Address (Optional)		Country of Citizenship	

9. Subscriber/Beneficial Owner Name and Address.

    (COMPLETE ONLY IF DIFFERENT FROM REGISTRATION NAME AND ADDRESS – FOR EXAMPLE, IF THE ABOVE REGISTRATION NAME AND ADDRESS IS A CUSTODIAN OR TRUST COMPANY, INDICATE THE BENEFICIAL OWNER BELOW)

    ☐Mr.　　☐Mrs.　　☐Ms.　　☐MD　　☐PhD　　☐DDS　　☐Other _____

Name	Taxpayer Identification/Social Security Number

Street Address or P.O. Box			
City		State	Zip Code
Home Telephone No.	( )	Business Telephone No.	( )
Email Address (Optional)		Country of Citizenship	

<u>Interested Party</u>.

If you would like a duplicate copy of all communications the Company sends to you to be sent to an additional party (such as your accountant or financial advisor), please complete the following:

Name of Interested Party	
Name of Firm	
Street Address Or P.O. Box	

City		State		Zip Code	

Telephone No.	( )	Facsimile Telephone No.	( )

Email Address (Optional)	

10. <u>Subscriber Signatures</u>.

Please carefully read and separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

In order to induce the Company to accept this subscription, I hereby represent and warrant to the Company as follows:

		Owner	Joint Owner
(a)	I have received the Prospectus.	Initials	Initials
(b)	I accept and agree to be bound by the terms and conditions of the Company's Charter.	Initials	Initials
(c)	I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $150,000 or more; or (ii) a net worth (exclusive of home, home furnishings and automobiles) of at least $45,000 and had during the last tax year or estimate that I will have during the current tax year a minimum of $45,000 annual gross income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the prospectus under "Who May Invest."	Initials	Initials
(d)	If I am a California resident or if the Person to whom I subsequently propose to assign or transfer any Shares is a California resident, I may not consummate a sale or transfer of my Shares, or any interest therein, or receive any consideration therefor, without the prior written consent of the Commissioner of the Department of Corporations of the State of California, except as permitted in the Commissioner's Rules, and I understand that my Shares, or any document evidencing my Shares, will bear a legend reflecting the substance of the foregoing understanding.	Initials	Initials
(e)	If I am an Ohio or Pennsylvania resident, this investment does not exceed 10% of my liquid net worth.	Initials	Initials
(f)	I am purchasing the Shares for my own account.	Initials	Initials
(g)	I acknowledge that there is no public market for the Shares.	Initials	Initials

(h)   I am in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (known as the USA PATRIOT Act). I am not, nor are any of my principal owners, partners, members, directors or officers included on: (i) the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals; (ii) Executive Order 13224, which sets forth a list of individuals and groups with whom U.S. persons are prohibited from doing business because such persons have been identified as terrorists or persons who support terrorism or (iii) any other watch list issued by any governmental authority, including the Securities and Exchange Commission.

_____	_____
Initials	Initials

SUBSTITUTE FORM W-9

I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in the Company. Under penalties of perjury, by signing this Subscription Agreement, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, (b) I am not subject to back-up withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding and (c) except as otherwise expressly indicated above, I am a U.S. person (including a U.S. resident alien).

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

       NOTICE IS HEREBY GIVEN TO EACH SUBSCRIBER THAT YOU DO NOT WAIVE ANY RIGHTS YOU MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS AGREEMENT.

       A SALE OF THE SHARES MAY NOT BE COMPLETED UNTIL AT LEAST FIVE BUSINESS DAYS AFTER RECEIPT OF THE PROSPECTUS.

_____	_____	_____
Signature of Investor or Trustee	Signature of Joint Owner, if applicable	Date

11. <u>Dividends</u>.

      (Please check <u>one</u> of the following.)
      ☐ I prefer to participate in the Dividend Reinvestment Plan.
      ☐ I prefer dividends be paid to me at my address listed under Section 8.
      ☐ I prefer to direct dividends to a party other than the registered owner per my instructions below.
      ☐ I prefer dividends to be deposited directly into the following account: ___Checking ___Savings

For deposits into checking or savings accounts: Please enclose a voided check or deposit slip. By enclosing a voided check or deposit slip, the Company is authorized and directed to begin making electronic deposits to the checking or savings account designated by the enclosed voided check or deposit slip. An automated deposit entry shall constitute the receipt for each transaction. This authority is to remain in force until the Company has received written notification of its termination at such time and in such manner as to give the Company reasonable time to act. In the event that the Company deposits funds erroneously into the account, it is authorized to debit the account for the amount of the erroneous deposit.

To direct dividends to a party other than the registered owner, please provide the following information, as applicable:

Name of Institution		Account Number	
Name on Account			
Street Address or P.O. Box			
City		State	Zip Code

12. Broker-Dealer.

(TO BE COMPLETED BY REGISTERED REPRESENTATIVE)

The broker-dealer or authorized representative must sign below to complete the order. The undersigned broker-dealer warrants that it is a duly licensed broker-dealer and may lawfully offer Shares in the state designated as the investor's address or the state in which the sale is to be made, if different. The broker-dealer or authorized representative warrants that (a) he or she has reasonable grounds to believe this investment is suitable for the subscriber as defined in Section 3(b) of the Rules of Fair Practice of the NASD Manual, (b) and that he or she has informed subscriber of all aspects of liquidity and marketability of this investment as required by Section 4 of such Rules of Fair Practice, and (c) that he or she delivered the Prospectus to the subscriber at least five days prior to the date that he or she will deliver this Subscription Agreement to the Company. The broker-dealer or authorized representative warrants that included with this Subscription Agreement is documentation completed by the broker-dealer or authorized representative that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker-Dealer Name		Telephone No.	( )
Broker-Dealer Street Address or P.O. Box			
City		State	Zip Code
Registered Rep Name			
Registered Representative Number		Telephone No.	( )
Reg. Rep. Street Address or P.O. Box			
City		State	Zip Code
Email Address (Optional)		*Provide only if you would like to receive updated information about Behringer Harvard REIT I, Inc. via email.*	

Check the following box to evidence Broker-Dealer's agreement to elect the Deferred Commission Option: ☐
(This election must be agreed to by the Subscriber listed above.)

	Date	

Financial Advisor Signature

13. Registered Investment Advisor (RIA) and Wrap Fee Representation.

Check the following box if this investment is made through an RIA which charges no commission on this sale or otherwise is a made pursuant to a wrap fee or other asset fee arrangement with the Subscriber listed above and as a result no commissions shall be paid to the participating RIA or broker (under these arrangements the Subscriber's purchase price is $9.30 per share): ☐

(If an owner or principal or any member of the RIA firm is an NASD licensed registered representative affiliated with a Broker/Dealer, the transaction should be conducted through that Broker/Dealer for administrative purposes, not through the RIA. The elimination of commissions and reduced purchase price will still apply.)

14. Payment Instructions.

For <u>Custodial Accounts</u>, check(s) should be made <u>payable to the custodian</u> and sent, with a completed copy of this Subscription Agreement, directly to the custodian.

For <u>all other investments</u>, please mail the completed Subscription Agreement (with all signatures) and check(s) made <u>payable to "Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard REIT I, Inc."</u> to:

Behringer Securities LP
1323 North Stemmons Freeway
Suite 202
Dallas, Texas 75207
(866) 655-3700

FOR COMPANY USE ONLY:	
Date: _____ Amount: _____	Check No. _____

Received and Subscription Accepted:

Behringer Harvard REIT I, Inc.

By:_____
    Name: _____
    Title: _____

SPECIAL NOTICE FOR CALIFORNIA RESIDENTS ONLY
CONDITIONS RESTRICTING TRANSFER OF SHARES

<u>260.141.11 Restrictions on Transfer.</u>

(a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Sections 260.102.6, 260.141.10 or 260.534 of the Rules (the "Rules") adopted under the California Corporate Securities Law (the "Code") shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.

(b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of the Rules), except:

(1) to the issuer;

(2) pursuant to the order or process of any court;

(3) to any person described in subdivision (i) of Section 25102 of the Code or Section 260.105.14 of the Rules;

(4) to the transferor's ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor's ancestors, descendants or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee's ancestors, descendants or spouse;

(5) to holders of securities of the same class of the same issuer;

(6) by way of gift or donation inter vivos or on death;

(7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities laws of the foreign state, territory or country concerned;

(8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group;

(9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule not required;

(10) by way of a sale qualified under Sections 25111, 25112, 25113 or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

(11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation;

(12) by way of an exchange qualified under Section 25111, 25112 or 25113 of the Code provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

(13) between residents of foreign states, territories or countries who are neither domiciled or actually present in this state;

(14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state;

(15)   by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (i) discloses to potential purchasers at the sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser;

(16)   by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities; or

(17)   by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

"IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES."

[Last amended effective January 21, 1988.]

SPECIAL NOTICE FOR NEBRASKA RESIDENTS AND PENNSYLVANIA RESIDENTS ONLY

The Company will not admit Nebraska investors or Pennsylvania investors as shareholders until it has received and accepted subscriptions for 4,400,000 shares ($44 million) of common stock. The Company will place the funds representing subscriptions for shares from Nebraska investors and Pennsylvania investors in an interest-bearing escrow account with Wells Fargo Bank Iowa, N.A., as escrow agent until it has received and accepted subscriptions for shares for gross offering proceeds of at least $44 million. If the Company has not received and accepted subscriptions for 4,400,000 shares by the end of a 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of the offering), the Company will notify Nebraska investors and Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investment returned to them. If a Nebraska investor or a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, the Company must return those funds, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day escrow period, to the investor within ten calendar days after receipt of the investor's request.

The escrow agent will release the funds received from Nebraska investors and Pennsylvania investors to the Company from the escrow account immediately after subscriptions for at least $44 million have been received from all sources.

In no event may a subscription for shares of our common stock be accepted until at least five business days after the date the subscriber receives the prospectus. Residents of the State of Nebraska who first received the prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five days of the date of subscription.

Because the minimum offering of shares is less than $88 million, Pennsylvania residents are cautioned to evaluate carefully the Company's ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of subscription proceeds.

INSTRUCTIONS TO
BEHRINGER HARVARD REIT I, INC.
SUBSCRIPTION AGREEMENT

Please follow these instructions carefully. Failure to do so may result in the rejection of your subscription. All information in the Subscription Agreement should be completed as follows:

Purchase Information. (Section 5 of Subscription Agreement)

- A minimum investment of $1,000 (100 Shares) is required, except for certain states that require a higher minimum investment.

- A CHECK FOR THE FULL PURCHASE PRICE OF THE SHARES SUBSCRIBED FOR SHOULD BE MADE PAYABLE TO THE ORDER OF "WELLS FARGO BANK IOWA, N.A., ESCROW AGENT FOR BEHRINGER HARVARD REIT I, INC." FOR CUSTODIAL ACCOUNTS, CHECKS SHOULD BE MADE PAYABLE TO THE CUSTODIAN AND SENT, WITH A SIGNED COPY OF THIS AGREEMENT, TO THE CUSTODIAN.

- Investors who have satisfied the minimum purchase requirements in Behringer Harvard Short-Term Opportunity Fund I LP, Behringer Harvard Mid-Term Value Enhancement Fund I LP or in any other Behringer Harvard real estate program may invest as little as $25 (2.5 Shares) except for residents of Minnesota and Oregon. See the section of the prospectus entitled "Who May Invest" for more information.

- Shares may be purchased only by persons meeting the standards set forth under the section of the prospectus entitled "Who May Invest."

- Please indicate the state in which the sale is to be made.

- Please check the box related to the Deferred Commission Option if you have agreed with your broker-dealer to elect the Deferred Commission Option, as described in the Prospectus. By electing the Deferred Commission Option, you are required to pay only $9.40 per Share purchased upon subscription. For the next six years following the year of subscription, or fewer if required to satisfy outstanding deferred commission obligations, you will have a 1.0% selling commission ($.10 per Share) per year deducted from and paid out of dividends or other cash distributions otherwise distributable to you. Election of the Deferred Commission Option shall authorize the Company to withhold such amounts from dividends or other cash distributions otherwise payable to you as is set forth in the "Plan of Distribution" section of the Prospectus.

Additional Investments. (Section 6 of Subscription Agreement)

- Please check the box if you plan to make one or more additional investments in the Company. All additional investments must be in increments of at least $25. See the section of the prospectus entitled "Who May Invest" for more information.

- If additional investments in the Company are made, the investor agrees to notify the Company and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations or warranties set forth in the prospectus or the Subscription Agreement.

- If additional investments are made, include your social security number or other taxpayer identification number on your check.

- The investor acknowledges that the broker-dealer named in the Subscription Agreement may receive commissions on such additional investments as described in the Prospectus.

Type of Ownership. (Section 7 of Subscription Agreement)

- Please check the appropriate box to indicate the type of entity or type of individuals subscribing.

Registration Name and Address. (Section 8 of Subscription Agreement)

- Please enter the exact name in which the Shares are to be held.

  – For joint tenants with right of survivorship or tenants in common, include the names of both investors.

- In the case of partnerships or corporations, include the name of an individual to whom correspondence will be addressed.

- Trusts should include the name of the trustee (include a copy of the trust agreement).

- All investors must complete the space provided for taxpayer identification number or social security number. In the case of a qualified plan or trust, enter both the investor's social security number (for identification purposes) and the custodian or trustee's taxpayer identification number (for tax purposes).

- By signing in Section 10, the investor is certifying that this number is correct.

- Enter the mailing address and telephone numbers of the registered owner of this investment. In the case of a qualified plan or trust, this will be the address of the custodian or trustee.

- FOR EACH INDIVIDUAL REGISTERED OWNER, INCLUDE A COPY OF A GOVERNMENT ISSUED IDENTIFICATION DOCUMENT EVIDENCING RESIDENCE OR NATIONALITY AND BEARING A PHOTOGRAPH OR SIMILAR SAFEGUARD, SUCH AS A DRIVER'S LICENSE, IDENTIFICATION CARD, OR PASSPORT.

Subscriber/Beneficial Owner Name and Address. (Section 9 of Subscription Agreement)

- Complete this Section only if the subscriber's or beneficial owner's name and address is different from the registration name and address provided in Section 8.

- If the Shares are registered in the name of a custodian or trustee, enter the name, address, telephone number and social security number of the beneficial owner.

- If investor's name is different from the registration name, FOR EACH INDIVIDUAL INVESTOR, INCLUDE A COPY OF A GOVERNMENT ISSUED IDENTIFICATION DOCUMENT EVIDENCING RESIDENCE OR NATIONALITY AND BEARING A PHOTOGRAPH OR SIMILAR SAFEGUARD, SUCH AS A DRIVER'S LICENSE, IDENTIFICATION CARD, OR PASSPORT.

Subscriber Signatures. (Section 10 of Subscription Agreement)

- Please separately initial each representation where indicated.

- If title is to be held jointly, all parties must date and sign this Section as follows:

    - <u>Individual</u>: One signature required.

    - <u>Joint Tenants with Right of Survivorship</u>: All parties must sign.

    - <u>Tenants In Common</u>: All parties must sign.

    - <u>Community Property</u>: Only one investor's signature required.

    - <u>Pension or Profit-Sharing Plans</u>: The trustee signs the Signature Page.

    - <u>Trust</u>: The trustee signs. Provide the name of the trust, the name of the trustee and the name of the beneficiary (include a copy of the trust agreement).

    - <u>Partnership</u>: Identify whether the entity is a general or limited partnership. The general partners must be identified and each must sign. In the case of an investment by a general partnership, all partners must sign (unless a "managing partner" has been designated for the partnership, in which case he or she may sign on behalf of the partnership if a certified copy of the document granting him authority to invest on behalf of the partnership is submitted).

    - <u>Corporation</u>: The Subscription Agreement must be accompanied by (i) a certified copy of the resolution of your board of directors designating the officer(s) of the corporation authorized to sign on behalf of the corporation and (ii) a certified copy of the Board's resolution authorizing the investment.

    - <u>IRA and IRA Rollovers</u>: Requires signature of authorized signer (e.g., an officer) of the bank, trust company, or other fiduciary. The address of the trustee must be provided in order for the trustee to receive checks and other pertinent information regarding the investment.

    - <u>Keogh (HR 10)</u>: Same rules as those applicable to IRAs.

- Uniform Gift to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA): The required signature is that of the custodian, not of the parent (unless the parent has been designated as the custodian). Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the gift is being made.

- PLEASE NOTE THAT THESE SIGNATURES DO NOT HAVE TO BE NOTARIZED.

Dividends. (Section 11 of Subscription Agreement)

- By electing the Dividend Reinvestment Plan, the investor elects to reinvest all dividends in Shares until the termination of the offering in respect of the Dividend Reinvestment Plan.

- Each investor who elects the Dividend Reinvestment Plan agrees to notify the Company and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations and warranties as set forth in the Prospectus or Subscription Agreement or in the prospectus and subscription agreement of any future real estate programs sponsored by our advisor or its affiliates. The investor acknowledges that the broker-dealer named in the Subscription Agreement may receive commissions not to exceed 7.0% of reinvested dividends, less any discounts authorized by the Prospectus.

- If cash dividends are to be sent to an address other than that provided in Section 8 (*i.e.*, a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address and a voided blank check or deposit slip.

Broker-Dealer. (Section 12 of Subscription Agreement)

- This Section is to be completed by the investor's Registered Representative. Please complete all broker-dealer information contained in Section 12 of the Subscription Agreement, including suitability certification.

- Include documentation completed by the broker-dealer that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions. This could include a screen print from the NASD Anti-Money Laundering web site if an electronic check is performed, a signed attestation from the person performing a manual check if this method is used, or a screen-print and written attestation if some other database is used.

- Please check the box related to the Deferred Commission Option if your client has agreed with you to elect the Deferred Commission Option, as described in the Prospectus. By electing the Deferred Commission Option, your client is required to pay only $9.40 per Share purchased upon subscription. For the next six years following the year of subscription, or fewer if required to satisfy outstanding deferred commission obligations, your client will have a 1.0% selling commission ($.10 per Share) per year deducted from and paid out of dividends or other cash distributions otherwise distributable to your client. Election of the Deferred Commission Option shall authorize the Company to withhold such amounts from dividends or other cash distributions otherwise payable to your client as is set forth in the "Plan of Distribution" section of the Prospectus.

Registered Investment Advisor (RIA) and Wrap Fee Representation. (Section 13 of Subscription Agreement)

Please check the box to indicate if the subscription was solicited or recommended by a Registered Investment Advisor or other wrap fee representative.

THE SIGNATURE PAGE MUST BE SIGNED BY AN AUTHORIZED REPRESENTATIVE OF ANY ENTITY.

The Subscription Agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to Behringer Securities LP. Only original, completed copies of Subscription Agreements can be accepted. Photocopied or otherwise duplicated Subscription Agreements cannot be accepted by the Company.

IF YOU NEED FURTHER ASSISTANCE IN COMPLETING THE SUBSCRIPTION AGREEMENT, PLEASE CALL BEHRINGER SECURITIES LP AT (866) 655-3700.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Items 31 through 35 and Item 37 of Part II and Table VI of the Prior Performance Tables (Exhibit A to the prospectus) are incorporated by reference from Amendment No. 4 to the Registrant's Registration Statement on Form S-11, as filed on February 11, 2003.

Item 36. *Financial Statements and Exhibits*

(a) *Financial Statements:* The following financial statements of the Registrant are filed as part of this Registration Statement and included in the prospectus:

Audited Financial Statements:

(1) Report of Independent Accountants
(2) Consolidated Balance Sheet as of December 31, 2002
(3) Consolidated Statement of Operations for the period from June 28, 2002 (date of inception) through December 31, 2002
(4) Consolidated Statement of Stockholder's Equity for the period ended September 30, 2002
(5) Consolidated Statement of Cash Flows for the period from June 28, 2002 (date of inception) through December 31, 2002
(6) Notes to Consolidated Financial Statements

(b) *Exhibits*:

Exhibit No.	Description
1.1**	Form of Dealer Manager Agreement
1.2**	Form of Warrant Purchase Agreement
3.1**	Fifth Articles of Amendment and Restatement
3.2**	Amended and Restated Bylaws
4.1*	Form of Subscription Agreement and Subscription Agreement Signature Page (included as Exhibit B to Supplement No. 1 to the Prospectus dated May 14, 2003)
5.1**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to legality of securities
8.1**	Opinion of Morris, Manning & Martin, LLP as to tax matters
8.2**	Opinion of Morris, Manning & Martin, LLP as to ERISA matters
10.1*	Form of Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP
10.2*	Form of Advisory Agreement
10.3**	Form of Property Management and Leasing Agreement among Registrant, Behringer Harvard Operating Partnership I LP and HPT Management Services, Inc.
10.4*	Form of Escrow Agreement between the Registrant and Wells Fargo Bank Iowa, N.A.
10.5**	Behringer Harvard REIT I, Inc. Non-Employee Director Stock Option Plan
10.6**	Form of Option Agreement under Non-Employee Director Stock Option Plan
10.7**	Behringer Harvard REIT I, Inc. Non-Employee Director Warrant Plan
10.8**	Behringer Harvard REIT I, Inc. 2002 Employee Stock Option Plan
10.9**	Form of Option Agreement under 2002 Employee Stock Option Plan
23.1**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)

23.2**	Consent of Morris, Manning & Martin, LLP with respect to tax opinion (included in Exhibit 8.1)
23.3**	Consent of Morris, Manning & Martin, LLP with respect to ERISA opinion (included in Exhibit 8.2)
23.4*	Consent of PricewaterhouseCoopers LLP
24.1**	Power of Attorney (with respect to Steven J. Kaplan, included on the signature page)

---

*   Filed herewith.
** Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 14th day of May, 2003.

BEHRINGER HARVARD REIT I, INC.

By: /s/ Robert M. Behringer
      Robert M. Behringer, President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Steven J. Kaplan, whose signature appears below, appoints and constitutes Robert M. Behringer, Robert S. Aisner, Gerald J. Reihsen, III, and Gary S. Bresky, and each of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement (as well as any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, each acting alone may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ Robert M. Behringer Robert M. Behringer	Chief Executive Officer, President and Director (Principal Executive Officer)	May 14, 2003
/s/ Gary S. Bresky Gary S. Bresky	Chief Financial Officer (Principal Financial and Accounting Officer)	May 14, 2003
/s/ Douglas L. Courtney Douglas L. Courtney	Director	May 14, 2003
/s/ Charles G. Dannis Charles G. Dannis	Director	May 14, 2003
/s/ Steven J. Kaplan Steven J. Kaplan	Director	May 14, 2003
/s/ Charles B. Nolen Charles B. Nolen	Director	May 14, 2003

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Dealer Manager Agreement
1.2**	Form of Warrant Purchase Agreement
3.1**	Fifth Articles of Amendment and Restatement
3.2**	Amended and Restated Bylaws
4.1*	Form of Subscription Agreement and Subscription Agreement Signature Page (included as Exhibit B to Supplement No. 1 to the Prospectus dated May 14, 2003)
5.1**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to legality of securities
8.1**	Opinion of Morris, Manning & Martin, LLP as to tax matters
8.2**	Opinion of Morris, Manning & Martin, LLP as to ERISA matters
10.1*	Form of Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP
10.2*	Form of Advisory Agreement
10.3**	Form of Amended and Restated Property Management and Leasing Agreement among Registrant, Behringer Harvard Operating Partnership I LP and HPT Management Services, Inc.
10.4*	Form of Escrow Agreement between the Registrant and Wells Fargo Bank Iowa, N.A.
10.5**	Behringer Harvard REIT I, Inc. Non-Employee Director Stock Option Plan
10.6**	Form of Option Agreement under Non-Employee Director Stock Option Plan
10.7**	Behringer Harvard REIT I, Inc. Non-Employee Director Warrant Plan
10.8**	Behringer Harvard REIT I, Inc. 2002 Employee Stock Option Plan
10.9**	Form of Option Agreement under 2002 Employee Stock Option Plan
23.1**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
23.2**	Consent of Morris, Manning & Martin, LLP with respect to tax opinion (included in Exhibit 8.1)
23.3**	Consent of Morris, Manning & Martin, LLP with respect to ERISA opinion (included in Exhibit 8.2)
23.4*	Consent of PricewaterhouseCoopers LLP
24.1**	Power of Attorney (with respect to Steven J. Kaplan, included on the signature page)

---

* Filed herewith.
** Previously filed.

AGREEMENT OF LIMITED PARTNERSHIP

OF

BEHRINGER HARVARD OPERATING PARTNERSHIP I LP

June 27, 2002

TABLE OF CONTENTS

AGREEMENT OF LIMITED PARTNERSHIP

OF

BEHRINGER HARVARD OPERATING PARTNERSHIP I LP

June 27, 2002

This Agreement of Limited Partnership (this "**Agreement**") is entered into effective as of the 27th day of June, 2002, by and among Behringer Harvard REIT I, Inc., a Maryland corporation (the "**General Partner**"), BHR Partners, LLC, a Delaware limited liability company (the "**Original Limited Partner**"), and the Limited Partner(s) set forth or which may, in the future, be set forth on Exhibit A hereto, as amended from time to time, with respect to Behringer Harvard Operating Partnership I LP (the "**Partnership**"), a limited partnership formed under the laws of the State of Texas, pursuant to a Certificate of Limited Partnership filed with the Office of the Secretary of State of the State of Texas effective as of June 27, 2002.

RECITALS

WHEREAS, the parties hereto desire to enter into this Agreement in order to set forth the terms and conditions under which the Partnership will be operated as well as the rights, obligations, and limitations of the General Partner and the Limited Partners with respect to each other and the Partnership as a whole;

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereto agree as follows:

AGREEMENT

ARTICLE I

DEFINED TERMS

The following defined terms used in this Agreement shall have the meanings specified below:

"**Act**" means the Texas Revised Uniform Limited Partnership Act, as it may be amended from time to time.

"**Additional Funds**" has the meaning set forth in Section 4.03 hereof.

"**Additional Limited Partner**" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 4.02 hereof and who is shown as such on the books and records of the Partnership.

"**Additional Securities**" means any additional REIT Shares (other than REIT Shares issued in connection with an exchange pursuant to Section 8.05 hereof) or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase REIT Shares, as set forth in Section 4.02(a)(ii).

"**Administrative Expenses**" means (i) all administrative and operating costs and expenses incurred by the Partnership, (ii) those administrative costs and expenses of the General Partner, including any salaries or other payments to directors, officers or employees of the General Partner, and any accounting and legal expenses of the General Partner, which expenses, the Partners have agreed, are expenses of the Partnership and not the General Partner, and (iii) to the extent not included in clause (ii) above, REIT Expenses; provided, however, that Administrative Expenses shall not include any administrative costs and expenses incurred by the General Partner that are attributable to Properties or partnership interests in a Subsidiary Partnership that are owned by the General Partner directly.

"**Advisor**" or "**Advisors**" means the Person or Persons, if any, appointed, employed or contracted with by the General Partner pursuant to its Articles of Incorporation and responsible for directing or performing the day-to-day business affairs of the General Partner, including any Person to whom the Advisor subcontracts all or substantially all of such functions.

"**Affiliate**" or "**Affiliated**" means, with respect to any Person, (i) any Person directly or indirectly owning, controlling or holding, with the power to vote, 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

"**Agreed Value**" means (i) the fair market value of a Partner's non-cash Capital Contribution as of the date of contribution as agreed to by such Partner and the General Partner as of the date of contribution as set forth on Exhibit A hereto, as it may be amended from time to time, or (ii) in the case of any contribution or distribution of property other than cash not set forth on Exhibit A, the fair market value of such property as determined by the General Partner at the time such property is contributed or distributed, reduced by liabilities either assumed by the Partnership or Partner upon such contribution or distribution or to which such property is subject when the property is contributed or distributed.

"**Agreement**" means this Agreement of Limited Partnership, as it may be amended or restated from time to time.

"**Articles of Incorporation**" means the Articles of Incorporation of the General Partner filed with the Maryland State Department of Assessments and Taxation, as amended or restated from time to time.

"**Behringer Harvard REIT I**" means Behringer Harvard REIT I, Inc., a Maryland corporation.

"**Call Notice**" means a Call Notice, as defined in Section 8.06(a) hereof and substantially in the form of Exhibit C hereto.

"**Call Right**" has the meaning provided in Section 8.06(a) hereof.

"**Capital Account**" has the meaning provided in Section 4.04 hereof.

"**Capital Contribution**" means the total amount of cash, cash equivalents, and the Agreed Value of any Property or other asset contributed or agreed to be contributed, as the context requires, to the Partnership by each Partner pursuant to the terms of the Agreement. Any reference to the Capital Contribution of a Partner shall include the Capital Contribution made by a predecessor holder of the Partnership Interest of such Partner.

"**Cash Amount**" means an amount of cash equal to the Value of the REIT Shares Amount on the date of receipt by the General Partner of an Exchange Notice.

"**Certificate**" means any instrument or document that is required under the laws of the State of Texas, or any other jurisdiction in which the Partnership conducts business, to be signed and sworn to by the Partners of the Partnership (either by themselves or pursuant to the power-of-attorney granted to the General Partner in Section 8.02 hereof) and filed for recording in the appropriate public offices within the State of Texas or such other jurisdiction to perfect or maintain the Partnership as a limited partnership, to effect the admission, withdrawal, or substitution of any Partner from or to the Partnership, or to protect the limited liability of the Limited Partners as limited partners under the laws of the State of Texas or such other jurisdiction.

"**Code**" means the Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time. Reference to any particular provision of the Code shall mean that provision in the Code at the date hereof and any successor provision of the Code.

"**Commission**" means the U.S. Securities and Exchange Commission.

"**Competent Independent Expert**" shall mean a Person with no material current or prior business or personal relationship with the General Partner or the Partnership who is engaged to a substantial extent in the business of rendering opinions regarding the value of the assets of the type held by the Partnership and who is qualified to perform such work. Membership in a nationally recognized appraisal society such as the American Institute of Real Estate Appraisers or the Society of Real Estate Appraisers shall be conclusive evidence of such qualification.

"**Conversion Factor**" means 1.0, provided, that in the event that the General Partner (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares, (ii) subdivides its outstanding REIT Shares, or (iii) combines its outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on such date, and provided further, that in the event that an entity other than an Affiliate of the General Partner shall become General Partner pursuant to any merger, consolidation or combination of the General Partner with or into another entity (the "**Successor Entity**"), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by the number of shares of the Successor Entity into which one REIT Share is converted pursuant to such merger, consolidation or combination, determined as of the date of such merger, consolidation or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event; provided, however, that if the General Partner receives an Exchange Notice after the record date, but prior to the effective date of such dividend, distribution, subdivision or combination, the Conversion Factor shall be determined as if the General Partner had received the Exchange Notice immediately prior to the record date for such dividend, distribution, subdivision or combination.

"**Dissenting Limited Partner**" has the meaning provided in Section 12.03(a) hereof.

"**Event of Bankruptcy**" as to any Person means (i) the filing of a petition for relief as to such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or similar provision of law of any jurisdiction (except if such petition is contested by such Person and has been dismissed within 90 days); (ii) the insolvency or bankruptcy of such Person as finally determined by a court proceeding; (iii) the filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of his assets; and (iv) the commencement of any proceedings relating to such Person as a debtor under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided, that if such proceeding is commenced by another, such Person indicates his approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 90 days.

"**Exchange Amount**" means either the Cash Amount or the REIT Shares Amount, as selected by the General Partner in its sole and absolute discretion pursuant to Section 8.05(b) hereof.

"**Exchange Notice**" means a Notice of Exercise of Exchange Right, as defined in Section 8.05(a) hereof and substantially in the form of <u>Exhibit B</u> hereto.

"**Exchange Right**" has the meaning provided in Section 8.05(a) hereof.

"**Exchanging Partner**" has the meaning provided in Section 8.05(a) hereof.

"**General Partner**" means Behringer Harvard REIT I, and any Person who becomes a substitute or additional General Partner as provided herein, and any successors thereto.

"**General Partnership Interest**" means a Partnership Interest held by the General Partner that is a general partnership interest.

"**GP Capital**" means the aggregate of Capital Contributions of cash made by the General Partner in accordance with Sections 4.01 and 4.02 hereof.

"**GP Minimum Return**" means such amount as may be necessary or required to allow the General Partner to meet its distribution requirement for qualification as a REIT as set forth in Section 857 of the Code and to avoid any federal income or excise tax liability imposed by the Code.

"**Holding Period**" means, with respect to Partnership Units acquired by Additional Limited Partners hereunder, the period commencing on the date of issuance of such Units through and including the fourth anniversary of such date of acquisition.

"**Indemnitee**" means (i) any Person made a party to a proceeding by reason of its status as the General Partner or a director, officer or employee of the General Partner or the Partnership, and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time, in its sole and absolute discretion.

"**Independent Director**" means a member of the board of directors of the General Partner who is not on the date of determination, and within the last two (2) years from the date of determination has not been, directly or indirectly associated with the General Partner, the Sponsor or the Advisor or any of their respective Affiliates by virtue of (i) ownership of an interest in the Sponsor or the Advisor or any of their respective Affiliates, other than the General Partner, (ii) employment by the General Partner, the Sponsor or the Advisor or any of their respective Affiliates, (iii) service as an officer or director of the Sponsor or the Advisor or their respective Affiliates, other than as a director of the General Partner, (iv) performance of services, other than as a director of the General Partner, (v) service as a director or trustee of more than three (3) real estate investment trusts organized by the Sponsor or advised by the Advisor, or (vi) maintenance of a material business or professional relationship with the General Partner, the Sponsor or the Advisor or any of their respective Affiliates. A business or professional relationship is considered "material" if the gross revenue derived by the director from the Sponsor and the Advisor and their Affiliates exceeds five percent (5%) of either the director's annual gross income during either of the last two (2) years or the director's net worth on a fair market value basis. An indirect relationship with the Sponsor or the Advisor shall include circumstances in which a director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Sponsor or the Advisor, any of their respective Affiliates or the General Partner.

"**Joint Venture**" means any joint venture or partnership arrangement in which the Partnership is a co-venturer or general partner established to acquire or hold Properties, Mortgages or other investments of the General Partner.

"**Limited Partner**" means the Original Limited Partner, any Person named as a Limited Partner on Exhibit A attached hereto, and any Person who becomes a Substitute or Additional Limited Partner in such person's capacity as a Limited Partner in the Partnership.

"**Limited Partnership Interest**" means the ownership interest of a Limited Partner in the Partnership at any particular time, including the right of such Limited Partner to any and all benefits to which such Limited Partner may be entitled as provided in this Agreement and in the Act, together with the obligations of such Limited Partner to comply with all the provisions of this Agreement and of such Act.

"**Liquidating Event**" has the meaning set forth in Section 2.04 hereof.

"**Loss**" has the meaning provided in Section 5.01(f) hereof.

"**LP Capital**" means the aggregate of Capital Contributions in cash or cash equivalents and the Agreed Value of any non-cash contributions to the Partnership made by a Limited Partner in accordance with Sections 4.01 and 4.02 hereof.

"**LP Return**" means, with regard to any Limited Partner, an amount equal to the aggregate cash dividends that would have been payable to such Limited Partner with respect to the applicable fiscal period if such Limited Partner had owned REIT Shares equal in number to the number of Partnership Units owned by such Limited Partner during such fiscal period.

"**Mortgage**" means, in connection with mortgage financing provided, invested in or purchased by the Partnership, any note, deed of trust, security interest or other evidence of indebtedness or obligations, which is secured or collateralized by real property owned by the borrower under such note, deed of trust, security interest or other evidence of indebtedness or obligations.

"**Net Capital Proceeds**" means the net cash proceeds received by the Partnership in connection with (i) any Sale, (ii) any borrowing or refinancing of borrowing(s) by the Partnership, (iii) any condemnation or deeding in lieu of condemnation of all or a portion of any Property, (iv) any collection in respect of property, hazard, or casualty insurance (but not business interruption insurance) or any damage award; or (v) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature, in each case, after deduction of (a) all costs and expenses incurred by the Partnership with regard to such transactions (including, without limitation, any repayment of any indebtedness required to be repaid as a result of such transaction or which the General Partner elects to pay out of the proceeds of such transaction, together with accrued interest and premium, if any, thereon and any sales commissions or other costs or expenses due and payable to any Person in connection therewith, including to a Partner or its Affiliates), and (b) all amounts expended by the Partnership for the acquisition of additional Properties, Mortgages or other investments or for capital repairs or improvements to any Property with such cash proceeds.

"**Offer**" has the meaning set forth in Section 7.01(c)(ii) hereof.

"**Offering**" means the initial offer and sale by the General Partner and the purchase by the Dealer Manager (as defined in the Prospectus) of REIT Shares for sale to the public.

"**Original Limited Partner**" means the Limited Partner designated as such on Exhibit A hereto.

"**Partner**" means any General Partner or Limited Partner.

"**Partner Nonrecourse Debt Minimum Gain**" has the meaning set forth in Regulations Section 1.704-2(i). A Partner's share of Partner Nonrecourse Debt Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(i)(5).

"**Partnership**" means Behringer Harvard Operating Partnership I LP, a Texas limited partnership.

"**Partnership Interest**" means an ownership interest in the Partnership held by either a Limited Partner or the General Partner and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"**Partnership Minimum Gain**" has the meaning set forth in Regulations Section 1.704-2(b)(2). In accordance with Regulations Section 1.704-2(d), the amount of Partnership Minimum Gain is determined by first computing, for each Partnership nonrecourse liability, any gain the Partnership would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. A Partner's share of Partnership Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(g)(1).

"**Partnership Record Date**" means the record date established by the General Partner for the distribution of cash pursuant to Section 5.02 hereof, which record date shall be the same as the record date established by the General Partner for a distribution to its stockholders.

"**Partnership Unit**" means a fractional, undivided share of the Partnership Interests of all Partners issued hereunder. The allocation of Partnership Units among the Partners shall be as set forth on Exhibit A, as it may be amended from time to time.

"**Percentage Interest**" means the percentage ownership interest in the Partnership of each Partner, as determined by dividing the number of Partnership Units owned by a Partner by the aggregate number of Partnership Units owned by all Partners.

"**Person**" means any individual, partnership, corporation, joint venture, limited liability company, trust or other entity.

"**Profit**" has the meaning provided in Section 5.01(f) hereof.

"**Property**" means any office, industrial or other commercial real property in which the Partnership holds an ownership interest, either directly or pursuant to the Partnership's ownership of an interest in a subsidiary which owns an interest in any such office, industrial or other commercial real property.

"**Prospectus**" means the final prospectus delivered to purchasers of REIT Shares in the Offering.

"**Regulations**" means the Federal Income Tax Regulations, including temporary or proposed regulations, issued under the Code, as amended and as hereafter amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date hereof and any successor provision of the Regulations.

"**REIT**" means a real estate investment trust under Sections 856 through 860 of the Code.

"**REIT Expenses**" means (i) costs and expenses relating to the formation and continuity of existence and operation of the General Partner and any Subsidiaries thereof (which Subsidiaries shall, for purposes hereof, be included within the definition of General Partner), including taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable to any director, officer, or employee of the General Partner, (ii) costs and expenses relating to (A) any registration and public offering of securities by the General Partner, the net proceeds of which were used to make a contribution to the Partnership, and (B) all statements and reports incidental thereto, including, without limitation, underwriting discounts and selling commissions applicable to any such offering of securities, and any costs and expenses associated with any claims made by any holders of such securities or any underwriters or placement agents thereof, (iii) costs and expenses associated with any repurchase of any securities by the General Partner, (iv) costs and expenses associated with the preparation and filing, of any periodic or other reports and communications by the General Partner under federal, state or local laws or regulations, including filings with the Commission, (v) costs and expenses associated with compliance by the General Partner with laws, rules and regulations promulgated by any regulatory body, including the Commission and any securities exchange, (vi) costs and expenses associated with any section 401(k) plan, incentive plan, bonus plan or other plan providing for compensation for the employees of the General Partner, (vii) costs and expenses incurred by the General Partner relating to any issuance or redemption of Partnership Interests or REIT Shares, and (viii) all other operating or administrative costs of the General Partner incurred in the ordinary course of its business on behalf of or in connection with the Partnership.

"**REIT Share**" means a share of common stock in the General Partner (or Successor Entity, as the case may be).

"**REIT Shares Amount**" means a number of REIT Shares equal to the product of the number of Partnership Units offered for exchange by an Exchanging Partner, multiplied by the Conversion Factor as adjusted to and including the Specified Exchange Date; provided that in the event the General Partner issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the stockholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the "**Rights**"), and the rights have not expired at the Specified Exchange Date, then the REIT Shares Amount shall also include the rights issuable to a holder of the REIT Shares on the record date fixed for purposes of determining the holders of REIT Shares entitled to Rights.

"**Sale**" means any transaction or series of transactions whereby (i) the Partnership directly or indirectly (except as described in other subsections of this definitions) sells, grants, transfers, conveys or relinquishes its ownership of any Property or portion thereof, including the lease of any Property consisting of a building only, and including any event with respect to any Property which gives rise to a significant amount of insurance proceeds or condemnation awards; (ii) the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys or relinquishes its ownership of all or substantially all the interest of the Partnership in any Joint Venture in which it is a co-venturer or partner; (iii) any Joint Venture directly or indirectly (except as described in other subsections of this definition) in which the Partnership as a co-venturer or partner sells, grants, transfers, conveys or relinquishes its ownership of any Property or portion thereof, including any event with respect to any Property which gives rise to insurance claims or condemnation awards; (iv) the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, conveys or relinquishes its interest in any Mortgage or portion thereof (including with respect to any Mortgage, all payments thereunder or in satisfaction thereof other than regularly scheduled interest payments) of amounts owed pursuant to such Mortgage and any event with respect to a Mortgage which gives rise to a significant amount of insurance proceeds or similar awards, or (v) the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys or relinquishes its ownership of any other asset (other than investments in bank accounts, money market funds or other current assets) not previously described in this definition or any portion thereof.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Service**" means the Internal Revenue Service.

"**Specified Exchange Date**" means the first business day of the month first occurring after the expiration of 60 business days from the date of receipt by the General Partner of the Exchange Notice.

"**Sponsor**" means any Person which (i) is directly or indirectly instrumental in organizing, wholly or in part, Behringer Harvard REIT I, (ii) will manage or participate in the management of Behringer Harvard REIT I, and any Affiliate of any such Person, other than a Person whose only relationship with Behringer Harvard REIT I is that of an independent property manager and whose only compensation is as such, (iii) takes the initiative, directly or indirectly, in founding or organizing Behringer Harvard REIT I, either alone or in conjunction with one or more other Persons, (iv) receives a material participation in Behringer Harvard REIT I in connection with the founding or organizing of the business of Behringer Harvard REIT I, in consideration of services or property, or both services and property, (v) has a substantial number of relationships and contacts with Behringer Harvard REIT I, (vi) possesses significant rights to control Properties, (vii) receives fees for providing services to Behringer Harvard REIT I which are paid on a basis that is not customary in the industry, or (viii) provides goods or services to Behringer Harvard REIT I on a basis which was not negotiated at arm's-length with Behringer Harvard REIT I.

"**Subsidiary**" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

"**Subsidiary Partnership**" means any partnership, limited liability company or other entity taxed as a partnership for federal income tax purposes in which interests are owned by the General Partner or by a wholly-owned Subsidiary or Subsidiaries of the General Partner.

"**Substitute Limited Partner**" means any Person admitted to the Partnership as a Limited Partner pursuant to Section 9.03 hereof.

"**Successor Entity**" has the meaning provided in the definition of "Conversion Factor" contained herein.

"**Survivor**" has the meaning set forth in Section 7.01(d) hereof.

"**Transaction**" has the meaning set forth in Section 7.01(c) hereof.

"**Transfer**" has the meaning set forth in Section 9.02(a) hereof.

"**Transfer Restriction Date**" means the effective date upon which Behringer Advisors LP, a Texas limited partnership, shall cease acting as the advisor to the General Partner under the terms of an advisory agreement entered into between Behringer Advisors LP and the General Partner.

"**Unpaid Return**" means any accrued but unpaid LP Return or GP Minimum Return less all amounts distributed by the Partnership to a Limited Partner or the General Partner in reduction thereof.

"**Value**" means, with respect to any security, the average of the daily market price of such security for the ten consecutive trading days immediately preceding the date as of which such Value is to be determined. The market price for each such trading day shall be: (i) if the security is listed or admitted to trading on any securities exchange, the sale price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on such day; (ii) if the security is not listed or admitted to trading on any securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner; or (iii) if the security is not listed or admitted to trading on any securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the ten days prior to the date in question, the value of the security shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the security includes any additional rights, then the value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.


ARTICLE II

PARTNERSHIP FORMATION AND IDENTIFICATION


2.01   **Formation**. The Partnership is a limited partnership formed pursuant to the Act and upon the terms and conditions set forth in this Agreement.

2.02   **Name, Office and Registered Agent**.   The name of the Partnership is "Behringer Harvard Operating Partnership I LP" The registered office and principal place of business of the Partnership shall be 1323 N. Stemmons Freeway, Suite 210, Dallas, Texas 75207. The General Partner may at any time change the location of such office, provided the General Partner gives notice to the Partners of any such change. The name and address of the Partnership's registered agent is Robert M. Behringer, 1323 North Stemmons Freeway, Suite 210, Dallas, Texas 75207. The sole duty of the registered agent as such is to forward to the Partnership any notice that is served on it as registered agent.

2.03   **Partners**.

(a)   The General Partner of the Partnership is Behringer Harvard REIT I, Inc., a Maryland corporation. Its principal place of business is the same as that of the Partnership.

(b)   The Limited Partners are those Persons identified as Limited Partners (including the Original Limited Partner) on Exhibit A hereto, as it may be amended from time to time.

2.04   **Term and Dissolution.**

(a)   The term of the Partnership shall continue in full force and effect until December 31, 2054, except that the Partnership shall be dissolved earlier upon the first to occur of any of the following events ("**Liquidating Events**"):

(i)   the occurrence of an Event of Bankruptcy as to a General Partner or the dissolution, death, removal or withdrawal of a General Partner unless the business of the Partnership is continued pursuant to Section 7.03(b) hereof, provided, that if a General Partner is on the date of such occurrence a partnership, the dissolution of such General Partner as a result of the dissolution, death, withdrawal, removal or Event of Bankruptcy of a partner in such partnership shall not be an event of dissolution of the Partnership if the business of such General Partner is continued by the remaining partner or partners thereof, either alone or with additional partners, and such General Partner and such partners comply with any other applicable requirements of this Agreement;

(ii)   the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the Partnership (provided, that if the Partnership receives an installment obligation as consideration for such sale or other disposition, the

Partnership shall continue, unless sooner dissolved under the provisions of this Agreement, until such time as such obligation is paid in full);

(iii)   the exchange of all Limited Partnership Interests (other than any of such interests held by the General Partner or Affiliates of the General Partner); or

(iv)   the election by the General Partner that the Partnership should be dissolved.

(b)   Upon dissolution of the Partnership (unless the business of the Partnership is continued pursuant to Section 7.03(b) hereof), the General Partner (or its trustee, receiver, successor or legal representative) shall amend or cancel the Certificate and liquidate the Partnership's assets and apply and distribute the proceeds thereof in accordance with Section 5.06 hereof. Notwithstanding the foregoing, the liquidating General Partner may either (i) defer liquidation of, or withhold from distribution for a reasonable time, any assets of the Partnership (including those necessary to satisfy the Partnership's debts and obligations), or (ii) distribute the assets to the Partners in kind.

2.05   **Filing of Certificate and Perfection of Limited Partnership**. The General Partner shall execute, acknowledge, record and file, at the expense of the Partnership, the Certificate and any and all amendments thereto and all requisite fictitious name statements and notices in such places and jurisdictions as may be necessary to cause the Partnership to be treated as a limited partnership under, and otherwise to comply with, the laws of each state or other jurisdiction in which the Partnership conducts business.

2.06   **Certificates Describing Partnership Units**. At the request of a Limited Partner, the General Partner may, at its option and in its discretion, issue a certificate summarizing the terms of such Limited Partner's interest in the Partnership, including the number of Partnership Units owned as of the date of such certificate. If issued, any such certificates (a) shall be in form and substance as approved by the General Partner, (b) shall not be negotiable, and (c) shall bear a legend substantially similar to the following:

> "**This certificate is not negotiable. The Partnership Units represented by this certificate are governed by and transferable only in accordance with the provisions of the Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP, as amended from time to time.**"

ARTICLE III

BUSINESS OF THE PARTNERSHIP

The purpose and nature of the business to be conducted by the Partnership is (a) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act, provided, however, that such business shall be limited to and conducted in such a manner as to permit the General Partner at all times to qualify as a REIT, unless the General Partner otherwise ceases to qualify as a REIT, (b) to enter into any partnership, joint venture or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged in any of the foregoing, and (c) to do anything necessary or incidental to the foregoing. In connection with the foregoing, and without limiting the General Partner's right in its sole and absolute discretion to cease qualifying as a REIT, the Partners acknowledge that the General Partner's current status as a REIT and the avoidance of income and excise taxes on the General Partner inures to the benefit of all the Partners and not solely to the General Partner. Notwithstanding the foregoing, the Limited Partners agree that the General Partner may terminate its status as a REIT under the Code at any time to the full extent permitted under its Articles of Incorporation. The General Partner shall also be empowered to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Code.

ARTICLE IV

CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.01 **Capital Contributions**. The General Partner and the Original Limited Partner have made Capital Contributions to the Partnership in exchange for the Partnership Units set forth opposite their names on Exhibit A. At such time as Additional Limited Partners are admitted to the Partnership, each shall make Capital Contributions as set forth opposite their names on Exhibit A, as it may be amended from time to time.

4.02 **Additional Capital Contributions and Issuances of Additional Partnership Interests**.

Except as provided in this Section 4.02 or in Section 4.03, the Partners shall have no right or obligation to make any additional Capital Contributions or loans to the Partnership. The General Partner may contribute additional capital to the Partnership, from time to time, and receive additional Partnership Units in respect thereof in the manner contemplated by this Section 4.02.

(a) Issuances of Additional Partnership Interests.

(i) General. The General Partner is hereby authorized to cause the Partnership to issue additional Partnership Interests in the form of Partnership Units for any Partnership purpose, at any time or from time to time, to the Partners (including the General Partner) or to other Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners. Any additional Partnership Interests issued thereby may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partnership Interests, all as shall be determined by the General Partner in its sole and absolute discretion and without the approval of any Limited Partner, subject to Texas law, including, without limitation, (A) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (B) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (C) the rights of each such class or series of

Partnership Interests upon dissolution and liquidation of the Partnership; provided, however, that no additional Partnership Interests shall be issued to the General Partner or the Original Limited Partner unless:

    (1)   the additional Partnership Interests are issued in connection with an issuance of REIT Shares or other interests in, the General Partner, which shares or interests have designations, preferences and other rights such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Interests issued to the General Partner by the Partnership in accordance with this Section 4.02, and the General Partner, on its own or with the Original Limited Partner, shall make a Capital Contribution to the Partnership in an amount equal to the aggregate proceeds raised in connection with the issuance of such shares of stock of or other interests in the General Partner;

    (2)   the additional Partnership Interests are issued in exchange for property or other assets owned by the General Partner or Original Limited Partner with a fair market value, as determined by the General Partner, in good faith, equal to the value of the Partnership Interests; or

    (3)   the additional Partnership Interests are issued to all Partners in proportion to their respective Percentage Interests.

Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units for less than fair market value, so long as the General Partner concludes in good faith that such issuance is in the best interests of the General Partner and the Partnership.

    (ii)   <u>Issuance of Additional Securities</u>. The General Partner shall not issue any additional REIT Shares (other than REIT Shares issued in connection with an exchange made pursuant to Section 8.05 hereof) or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase REIT Shares (collectively, "Additional Securities") other than to all holders of REIT Shares, unless (A) the General Partner shall cause the Partnership to issue to the General Partner (or to the General Partner and the Original Limited Partner), as the General Partner may designate, Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights such that the economic interests are substantially similar to those of the Additional Securities, and (B) the General Partner (or the General Partner and the Original Limited Partner) contributes the proceeds from the issuance of such Additional Securities and from any exercise of rights contained in such Additional Securities, directly and through the General Partner (or the General Partner and the Original Limited Partner), to the Partnership; provided, however, that the General Partner is allowed to issue Additional Securities in connection with an acquisition of a Property or other asset to be held directly by the General Partner, but if and only if, such direct acquisition and issuance of Additional Securities have been approved and determined to be in the best interests of the General Partner and the Partnership by a majority of the Independent Directors. Without limiting the foregoing, the General Partner is expressly authorized to issue Additional Securities for less than fair market value, and to cause the Partnership to issue to the General Partner (or to the General Partner and the Original Limited Partner) corresponding Partnership Interests, so long as (1) the General Partner concludes in good faith that such issuance is in the best interests of the General Partner and the Partnership, including without limitation, the issuance of REIT Shares and corresponding Partnership Units pursuant to an employee share purchase plan providing for employee purchases of REIT Shares at a discount from fair market value or employee stock options that have an exercise price that is less than the fair market value of the REIT Shares, either at the time of issuance or at the time of exercise, and (2) the General Partner contributes directly or directly and through the Original Limited Partnership all proceeds from such issuance to the Partnership.

(b)   Certain Deemed Contributions of Proceeds of Issuance of REIT Shares. In connection with any and all issuances of REIT Shares, the General Partner shall make directly or directly and through the Original Limited Partner Capital Contributions to the Partnership of the proceeds therefrom, provided, that if the proceeds actually received and contributed by the General Partner are less than the gross proceeds of such issuance as a result of any underwriter's discount or other fees or expenses paid or incurred in connection with such issuance, then the General Partner (or the General Partner together with the Original Limited Partner, as applicable) shall be deemed to have made Capital Contributions to the Partnership in the aggregate amount of the gross proceeds of such issuance and the Partnership shall be deemed simultaneously to have paid such offering expenses in accordance with Section 6.05 hereof and in connection with the required issuance of additional Partnership Units for such Capital Contributions pursuant to Section 4.02(a) hereof.

(c)   Original Limited Partner Deemed Contributions. In the event the Original Limited Partner elects to defer any distribution of cash hereunder to be made to it pursuant to Section 5.02(a) hereof, then such amount shall be deemed to be an additional contribution of capital to the Partnership by the Original Limited Partner, which shall be added to the Original Limited Partner's Capital Contribution to the Partnership and the Original Limited Partner's Capital Account as established and maintained under Section 4.04 hereof.

4.03   **Additional Funding**. If the General Partner determines that it is in the best interests of the Partnership to provide for additional Partnership funds ("**Additional Funds**") for any Partnership purpose, the General Partner may (a) cause the Partnership to obtain such funds from outside borrowings, or (b) elect to have the General Partner or any of its Affiliates provide such Additional Funds to the Partnership through loans or otherwise.

4.04   **Capital Accounts**. A separate capital account (a "**Capital Account**") shall be established and maintained for each Partner in accordance with Regulations Section 1.704-1(b)(2)(iv). If (a) a new or existing Partner acquires an additional Partnership Interest in exchange for more than a de minimis Capital Contribution, (b) the Partnership distributes to a Partner more than a de minimis amount of Partnership property as consideration for the redemption of a Partnership Interest, or (c) the Partnership is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), the General Partner shall revalue the property of the Partnership to its fair market value (as determined by the General Partner, in its sole and absolute discretion, and taking into account Section 7701(g) of the Code) in accordance with Regulations Section 1.704- l(b)(2)(iv)(f). When the Partnership's property is revalued by the General Partner, the Capital Accounts of the Partners shall be adjusted in accordance with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), which generally require such Capital Accounts to be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Partners pursuant to Section 5.01 hereof if there were a taxable disposition of such property for its fair market value (as determined by the General Partner, in its sole and absolute discretion, and taking into account Section 7701(g) of the Code) on the date of the revaluation.

4.05 **Percentage Interests**. If the number of outstanding Partnership Units increases or decreases during a taxable year, each Partner's Percentage Interest shall be adjusted by the General Partner effective as of the date of each such increase or decrease to a percentage equal to the number of Partnership Units held by such Partner divided by the aggregate number of Partnership Units outstanding after giving effect to such increase or decrease. In such event, the General Partner shall revalue the property of the Partnership and the Capital Account for each Partner shall be adjusted as set forth in Section 4.04 hereof. If the Partners' Percentage Interests are adjusted pursuant to this Section 4.05, the Profit and Loss for the taxable year in which the adjustment occurs shall be prorated between the part of the year ending on the day when the Partnership's property is revalued by the General Partner and the part of the year beginning on the following day and, as so divided, shall be allocated to the Partners based on their Percentage Interests before adjustment, and their adjusted Percentage Interests, respectively, either (a) as if the taxable year had ended on the date of the adjustment or (b) based on the number of days in each part. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate Profit and Loss for the taxable year in which an adjustment occurs, as may be required or permitted under Section 706 of the Code.

4.06 **No Interest on Contributions**. No Partner shall be entitled to interest on its Capital Contribution.

4.07 **Return of Capital Contributions.** No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Partner or withdrawn Partner any part of such Partner's Capital Contribution for so long as the Partnership continues in existence.

4.08 **No Third-Party Beneficiary**. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or of any of the Partners. In addition, it is the intent of the parties hereto that no distribution to any Limited Partner shall be deemed a return of money or other property in violation of the Act. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Limited Partner is obligated to return such money or property, such obligation shall be the obligation of such Limited Partner and not of the General Partner. Without limiting the generality of the foregoing, a deficit Capital Account of a Partner shall not be deemed to be a liability of such Partner nor an asset or property of the Partnership.


ARTICLE V

PROFIT AND LOSS; DISTRIBUTIONS


5.01   **Allocation of Profit and Loss.**

(a)   After giving effect to the special allocations set forth in Sections 5.01(b), (c) and (d), Profit for each fiscal year of the Partnership shall be allocated as follows: (i) first to the Partners, pro rata, in accordance with and in proportion to their respective Partnership Interests, in amounts equal to the amount of cash distributed to the Partners pursuant to Section 5.02(a) hereof with respect to such fiscal year; (ii) second, to the extent the amount of Profit for such fiscal year exceeds the amount of cash distributed to the Partners pursuant to Section 5.02(a) hereof, such excess shall be allocated to the General Partner and the Limited Partners in amounts and in proportion to the cumulative Loss allocated to the General Partner pursuant to clause (y) of this Section 5.01(a) and the cumulative Loss allocated to the Limited Partners pursuant to clause (x) of this Section 5.01(a), respectively; and (iii) finally, the balance, if any, of Profit shall be allocated to the Partners in accordance with and in proportion to their respective Percentage Interests. Notwithstanding the foregoing, however, it is the intent of the Partners that allocations of Profit to the Limited Partners be such that the amount of Profit allocated to each Limited Partner be equal to the amount of income that would have been allocated to such Limited Partner with respect to the applicable fiscal period if such Limited Partner had owned REIT Shares equal in number to the number of Partnership Units owned by such Limited Partner during such fiscal period, and if, for any reason, the foregoing allocations of Profit result in any material variation from this concept, Profit shall be allocated to each Limited Partner in an amount equal to the aggregate amount of income that would have been allocated to such Limited Partner with respect to the applicable fiscal period if such Limited Partner had owned REIT Shares equal in number to the number of Partnership Units owned by such Limited Partner during such fiscal period. After giving effect to the special allocations set forth in Sections 5.01(b), (c) and (d), Loss for a fiscal year of the Partnership shall be allocated as follows: (w) first, to the Partners, pro rata, in accordance with and in proportion to their respective Partnership Interests, until the cumulative Loss allocated to each Partner under this clause (w) equals the cumulative Profit allocated to each Partner under clause (ii) of this Section 5.01(a); (x) second, to the Limited Partners in an amount equal to each such Limited Partner's Capital Account balance prior to the allocation made under this clause (x); (y) third, to the General Partner in an amount equal to the General Partner's Capital Account balance prior to the allocation made under this clause (y); and (z) fourth, to the General Partner to the extent that any further allocation of Loss to Limited Partners would result in any such Limited Partners having a deficit balance in their Capital Accounts.

(b)   Notwithstanding any provision to the contrary herein, (i) any expense of the Partnership that is a "nonrecourse deduction" within the meaning of Regulations Section 1.704-

2(b)(1) shall be allocated in accordance with the Partners' respective Percentage Interests, (ii) any expense of the Partnership that is a "partner nonrecourse deduction" within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the "economic risk of loss" of such deduction in accordance with Regulations Section 1.704- 2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704- 2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2), (3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner nonrecourse debt minimum gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(g), items of gain and income shall be allocated among the Partners, in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j). A Partner's "interest in partnership profits" for purposes of determining its share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752- 3(a)(3) shall be such Partner's Percentage Interest.

(c)   If a Partner receives in any taxable year an adjustment, allocation, or distribution described in subparagraphs (4), (5), or (6) of Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner's Capital Account that exceeds the sum of such Partner's shares of Partnership Minimum Gain and Partner nonrecourse debt minimum gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704-1(b)(2)(ii)(d). After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(c), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(c).

(d)   Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner's Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner's shares of Partnership Minimum Gain and Partner nonrecourse debt minimum gain. Any Loss in excess of that limitation shall be allocated to the General Partner. After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), Profit shall be allocated to the General Partner in an amount necessary to offset the Loss previously allocated to the General Partner under this Section 5.01(d).

(e)   If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership's fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

(f) "**Profit**" and "**Loss**" and any items of income, gain, expense, or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(b), 5.01(c), or 5.01(d). All allocations of income, Profit, gain, Loss, and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4). The General Partner shall have the authority, in its sole and absolute discretion and without the need for consent from any Partner, to elect the method or methods to be used by the Partnership for allocating items of income, gain, expense and deductions as required by Section 704(c) of the Code, including election of a method that may result in one or more Partners receiving or being allocated a disproportionately larger share of items of Partnership income, gain, expense or deduction, and any such election shall be binding on all Partners.

5.02 **Distributions of Cash.**

(a) The Partnership shall distribute cash on a quarterly (or, at the election of the General Partner, more frequent) basis, in an amount determined by the General Partner in its sole and absolute discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period) in the following manner: (i) first, to the General Partner in an amount equal to the GP Minimum Return with respect to the fiscal year of the General Partner; (ii) second, to the Limited Partners pro rata among them in proportion to the their respective Unpaid Return, if any, owing to each such Limited Partners with respect to prior fiscal years, in an amount equal to their respective Unpaid Return for such prior fiscal years owing to each such Limited Partner; (iii) third, after the establishment of reasonable cash reserves to meet REIT Expenses and other obligations of the Partnership, as determined in the sole and absolute discretion of the General Partner, to the General Partner and the Limited Partners in such aggregate amount as may be determined by the General Partner in its sole and absolute discretion to be allocated among the General Partner and the Limited Partners such that each Limited Partner will receive an amount equal to its LP Return for such fiscal year; and (iv) finally, to the Partners in accordance with and in proportion to their respective Percentage Interests; provided, however, that if a new or existing Partner acquires an additional Partnership Interest in exchange for a Capital Contribution on any date other than a Partnership Record Date, the cash distribution attributable to such additional Partnership Interest relating to the Partnership Record Date next following the issuance of such additional Partnership Interest shall be reduced to the proportion thereof which equals (i) the number of days that such additional Partnership Interest is held by such Partner divided by (ii) the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date. Notwithstanding the foregoing, however, the Original Limited Partner may, in its sole and absolute discretion, elect to defer any distribution to be made to it, in which case the amount so deferred shall be deemed to be an additional Capital Contribution made on behalf of the Original Limited Partner under Section 4.02(c) hereof, to be distributed to the Original Limited Partner upon liquidation of the

Partnership under Section 5.06 hereof, or at such time as the Original Limited Partner may otherwise be allowed to withdraw from the Partnership after the Transfer Restriction Date.

(b)   Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, the requirements of Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to a Partner or its assignee (including by reason of Section 1446 of the Code), either (i) if the actual amount to be distributed to the Partner or assignee equals or exceeds the amount required to be withheld by the Partnership, the amount withheld shall be treated as a distribution of cash in the amount of such withholding to such Partner or assignee, or (ii) if the actual amount to be distributed to the Partner or assignee is less than the amount required to be withheld by the Partnership, the amount required to be withheld shall be treated as a loan (a "**Partnership Loan**") from the Partnership to the Partner or assignee on the day the Partnership pays over such amount to a taxing authority. A Partnership Loan shall be repaid through withholding by the Partnership with respect to subsequent distributions to the applicable Partner or assignee. In the event that a Limited Partner (a "**Defaulting Limited Partner**") fails to pay any amount owed to the Partnership with respect to the Partnership Loan within 15 days after demand for payment thereof is made by the Partnership on the Limited Partner, the General Partner, in its sole and absolute discretion, may elect to make the payment to the Partnership on behalf of such Defaulting Limited Partner. In such event, on the date of payment, the General Partner shall be deemed to have extended a loan (a "**General Partner Loan**") to the Defaulting Limited Partner in the amount of the payment made by the General Partner and shall succeed to all rights and remedies of the Partnership against the Defaulting Limited Partner as to that amount. Without limitation, the General Partner shall have the right to receive any distributions that otherwise would be made by the Partnership to the Defaulting Limited Partner until such time as the General Partner Loan has been paid in full, and any such distributions so received by the General Partner shall be treated as having been received by the Defaulting Limited Partner and immediately paid to the General Partner. Any amounts treated as a Partnership Loan or a General Partner Loan pursuant to this Section 5.02(b) shall bear interest at the lesser of (A) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, or (B) the maximum lawful rate of interest on such obligation, such interest to accrue from the date the Partnership or the General Partner, as applicable, is deemed to extend the loan until such loan is repaid in full.

(c)   To the extent not utilized for expenses of the Partnership or for investment in additional Properties, the General Partner may, in its discretion, cause the Partnership to distribute Net Capital Proceeds in such amount as shall be determined by the General Partner in its discretion in accordance with the provisions of Section 5.02(a) hereof.

(d)   In no event may a Partner receive a distribution of cash with respect to a Partnership Unit if such Partner is entitled to receive a cash dividend as the holder of record of a REIT Share for which all or part of such Partnership Unit has been or will be exchanged, and the Unpaid Return with respect to such Partnership Unit shall be deemed to be reduced by the amount of any such cash dividend.

5.03   **REIT Distribution Requirements**. The General Partner shall use its reasonable efforts to cause the Partnership to distribute amounts sufficient to enable the General Partner to pay stockholder dividends that will allow the General Partner to (a) meet its distribution requirement for qualification as a REIT as set forth in Section 857 of the Code and (b) avoid any federal income or excise tax liability imposed by the Code.

5.04   **No Right to Distributions in Kind**.   No Partner shall be entitled to demand property other than cash in connection with any distributions by the Partnership.

5.05   **Limitations on Return of Capital Contributions**.   Notwithstanding any of the provisions of this Article V, no Partner shall have the right to receive and the General Partner shall not have the right to make a distribution that includes a return of all or part of a Partner's Capital Contributions, unless after giving effect to the return of a Capital Contribution, the sum of all Partnership liabilities, other than the liabilities to a Partner for the return of its Capital Contribution, does not exceed the fair market value of the Partnership's assets.

5.06   **Distributions Upon Liquidation**. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership shall be distributed to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances. For purposes of the preceding sentence, the Capital Account of each Partner shall be determined after all adjustments made in accordance with Sections 5.01 and 5.02 resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership's assets have been made. To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

5.07   **Substantial Economic Effect**. It is the intent of the Partners that the allocations of Profit and Loss under this Agreement have substantial economic effect (or be consistent with the Partners' interests in the Partnership in the case of the allocation of losses attributable to nonrecourse debt) within the meaning of Section 704(b) of the Code as interpreted by the Regulations promulgated pursuant thereto.   Article V and other relevant provisions of this Agreement shall be interpreted in a manner consistent with such intent.

ARTICLE VI

RIGHTS, OBLIGATIONS AND
POWERS OF THE GENERAL PARTNER

6.01   **Management of the Partnership.**

(a)   Except as otherwise expressly provided in this Agreement, the General Partner shall have full, complete and exclusive discretion to manage and control the business of the Partnership for the purposes herein stated, and shall make all decisions affecting the business and assets of the Partnership. Subject to the restrictions specifically contained in this Agreement, the powers and obligations, as the context requires, of the General Partner shall include, without limitation, the authority to take the following actions on behalf of the Partnership:

(i)   to acquire, purchase, own, operate, lease and dispose of any real property and any other property or assets including, but not limited to notes, Mortgages, partnership or joint venture interests or securities, that the General Partner determines are necessary or appropriate or in the best interests of the business of the Partnership;

(ii)   to construct buildings and make other improvements on the Properties owned or leased by the Partnership;

(iii)   to authorize, issue, sell, redeem or otherwise purchase any Partnership Interests or any securities (including secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Interests, or options, rights, warrants or appreciation rights relating to any Partnership Interests) of the Partnership;

(iv)   to borrow or lend money for the Partnership, issue or receive evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or chance the terms of, or extend the time for the payment of, any such indebtedness, and secure such indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership's assets;

(v)   to pay, either directly or by reimbursement, for all operating costs and general administrative expenses of the Partnership to third parties or to the General Partner or its Affiliates as set forth in this Agreement;

(vi)   to guarantee or become a co-maker of indebtedness of the General Partner or any Subsidiary thereof, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any such guarantee or indebtedness, and secure such guarantee or indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership's assets;

(vii)   to use assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with this Agreement, including, without limitation, payment, either directly or by reimbursement, of all operating costs and general administrative expenses of the General Partner, the Partnership or any Subsidiary of either, to third parties or to the General Partner as set forth in this Agreement;

(viii) to lease all or any portion of any of the Partnership's assets, whether or not the terms of such leases extend beyond the termination date of the Partnership and whether or not any portion of the Partnership's assets so leased are to be occupied by the lessee, or, in turn, subleased in whole or in part to others, for such consideration and on such terms as the General Partner may determine;

(ix)   to prosecute, defend, arbitrate, or compromise any and all claims or liabilities in favor of or against the Partnership, on such terms and in such manner as the General Partner may reasonably determine, and similarly, to prosecute, settle or defend litigation with respect to the Partners, the Partnership, or the Partnership's assets;

(x)　　to file applications, communicate, and otherwise deal with any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership's assets or any other aspect of the Partnership business;

(xi)　　to make or revoke any election permitted or required of the Partnership by any taxing authority;

(xii)　　to maintain such insurance coverage for public liability, fire and casualty, and any and all other insurance for the protection of the Partnership, for the conservation of Partnership assets, or for any other purpose convenient or beneficial to the Partnership, in such amounts and such types, as it shall determine from time to time;

(xiii)　　to determine whether or not to apply any insurance proceeds for any Property to the restoration of such Property or to distribute the same;

(xiv)　　to establish one or more divisions of the Partnership, to hire and dismiss employees of the Partnership or any division of the Partnership, and to retain legal counsel, accountants, consultants, real estate brokers, and such other persons, as the General Partner may deem necessary or appropriate in connection with the Partnership business and to pay such persons remuneration as the General Partner may deem reasonable and proper;

(xv)　　to retain other services of any kind or nature in connection with Partnership business and to pay such remuneration as the General Partner may deem reasonable and proper for same;

(xvi)　　to negotiate and conclude agreements on behalf of the Partnership with respect to any of the rights, powers and authority conferred upon the General Partner;

(xvii)　　to maintain accurate accounting records and to file promptly all federal, state and local income tax returns on behalf of the Partnership;

(xviii)　to distribute Partnership cash or other Partnership assets in accordance with this Agreement;

(xix)　　to form or acquire an interest in, and contribute property to, any further limited or general partnerships, joint ventures, limited liability companies or other entities or relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, its Subsidiaries and any other Person in which it has an equity interest from time to time);

(xx)　　to establish Partnership reserves for working capital, capital expenditures, contingent liabilities, or any other valid Partnership purpose;

(xxi)　　to merge, consolidate or combine the Partnership with or into another Person;

(xxii) to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Code; and

(xxiii) to take such other action, execute, acknowledge, swear to or deliver such other documents and instruments, and perform any and all other acts that the General Partner deems necessary or appropriate for the formation, continuation and conduct of the business and affairs of the Partnership (including, without limitation, all actions consistent with allowing the General Partner at all times to qualify as a REIT unless the General Partner voluntarily terminates its REIT status) and to possess and enjoy all of the rights and powers of a general partner as provided by the Act.

(b) Except as otherwise provided herein, to the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to apply Partnership funds to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to authorize or require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Partnership.

(c) Any actions taken by the General Partner pursuant to its authority under this Agreement on behalf of the Partnership regarding the approval of any transaction between the Partnership and the Sponsor, Advisor, a member of the Board of Directors of Behringer Harvard REIT I or any Affiliate thereof, shall require approval by a majority of the members of the Board of Directors of Behringer Harvard REIT I (including a majority of the independent directors) not otherwise interested in such transaction as being fair and reasonable to Behringer Harvard REIT I and the Partnership on terms and conditions not less favorable to Behringer Harvard REIT I or the Partnership, as applicable, than those available from unaffiliated third parties.

6.02 **Delegation of Authority**. The General Partner may delegate any or all of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person (including without limitation officers or other agents of the Partnership or the General Partner appointed by the General Partner) for the transaction of the business of the Partnership, which Person may, under supervision of the General Partner, perform any acts or services for the Partnership as the General Partner may approve.

6.03 **Indemnification and Exculpation of Indemnitees.**

(a) The Partnership shall indemnify an Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership as set forth in this Agreement in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, as a result of acting on behalf of or performing services for the Partnership, only if it is determined that (i) the Indemnitee acted in good faith and (ii) that the Indemnitee reasonably believed that the act or omission was in the Partnership's best interests, or if the act or omission was outside the

Indemnitee's official capacity as a general partner of the Partnership, that the act or omission was at least not opposed to the Partnership's best interests. Notwithstanding the foregoing, each Indemnitee shall be liable, responsible and accountable, and the Partnership shall not be liable to an Indemnitee, other than for reasonable expenses actually incurred by the Indemnitee with respect to a proceeding in which (i) the Indemnitee is found liable on the basis that the Indemnitee improperly received personal benefit, whether or not the benefit resulted from an action taken in the Indemnitee's official capacity, or (ii) the Indemnitee is found liable to the Partnership or the Limited Partners. The Partnership shall not indemnify or hold harmless the Indemnitee: (a) in the case in which the Indemnitee is an Independent Director, if the loss or liability was the result of gross negligence or willful misconduct by the Indemnitee, or (b) in any other case, if the loss or liability was the result of negligence or misconduct by the Indemnitee. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 6.03(a). The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, does not alone determine that the Indemnitee acted in a manner contrary to that specified in this Section 6.03(a). Any indemnification pursuant to this Section 6.03 shall be made only out of the assets of the Partnership.

(b)   Notwithstanding anything to the contrary contained in the provisions of subsection (a) of this Section, the Partnership shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular Indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of the Partnership were offered or sold as to indemnification for violations of securities laws.

(c)   The Partnership shall pay or reimburse reasonable legal expenses and other costs incurred by an Indemnitee in advance of final disposition of a proceeding if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties for services on behalf of the Partnership, (ii) the Indemnitee provides the Partnership with written affirmation of the Indemnitee's good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 6.03, (iii) the legal proceeding was initiated by a third party who is not a stockholder of the General Partner or, if by a stockholder of the General Partner acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (iv) the Indemnitee provides the Partnership with a written agreement to repay the amount paid or reimbursed by the Partnership, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.

(d)   The Indemnification provided by this Section 6.03 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity.

(e)   The Partnership may purchase and maintain insurance or establish other arrangements, including without limitation trust arrangements and letters of credit on behalf of or to secure indemnification obligations owed to the Indemnitees and such other Persons as the General Partner shall determine against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(f)   For purposes of this Section 6.03, (i) the Partnership shall be deemed to have requested an Indemnitee to serve as a fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on the Indemnitee, or otherwise involves services by the Indemnitee to the plan or participants or beneficiaries of the plan; (ii) excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 6.03; and (iii) actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

(g)   In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(h)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.03 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(i)   The provisions of this Section 6.03 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights in or be for the benefit of any other Persons.

6.04   **Liability of the General Partner.**

(a)   Notwithstanding anything to the contrary set forth in this Agreement, the General Partner shall not be liable for monetary damages to the Partnership or any Partners for losses sustained or liabilities incurred as a result of errors in judgment or any act or omission if the General Partner acted in good faith. The General Partner shall not be in breach of any duty that the General Partner may owe to the Limited Partners or the Partnership or any other Persons under this Agreement or of any duty stated or implied by law or equity, provided, the General Partner, acting in good faith, abides by the terms of this Agreement. In addition, to the extent the General Partner or any officer, director, employee, agent or stockholder of the General Partner performs its duties in accordance with the standards provided by the Act, as it may be amended from time to time, or under any successor statute thereto, such Person or Persons shall have no liability by reason of being or having been the General Partner, or by reason of being an officer, director, employee, agent or stockholder of the General Partner. To the maximum extent that the Act and the general laws of the State of Texas, in effect from time to time, permit limitation of the liability of general partners of a limited partnership, the General Partner and its officers, directors, employees, agents and stockholders shall not be liable to the Partnership or to any Partner for money damages except to the extent that (i) the General Partner or its officers, directors, employees, agents or stockholders actually received an improper benefit or profit in money, property or services, in which case the liability shall not exceed the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the General Partner or one or more of its officers, directors, employees, agents or stockholders is entered in a proceeding based on a finding in the proceeding that the action or failure to act of the General Partner or one or more of its officers, directors, employees, agents or stockholders was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Neither the amendment nor repeal of this Section 6.04(a), nor the adoption or amendment of any other provision of this Agreement inconsistent with this Section 6.04(a), shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. In the absence of any Texas statute limiting the liability of the General Partner or its directors or officers for money damages in a suit by or on behalf of the Partnership or by any Partner, the General Partner and the officers, directors, employees, agents and stockholders of the General Partner shall not be liable to the Partnership or to any Partner for money damages except to the extent that (i) the General Partner or one or more of its officers, directors, employees, agents or stockholders actually received an improper benefit or profit in money, property or services, in which case the liability shall not exceed the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the General Partner or one or more of its officers, directors, employees, agents or stockholders is entered in a proceeding based on a finding in the proceeding that the action of the General Partner or one or more of its officers, directors, employees or stockholders action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

(b)   The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, itself and its stockholders collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or the tax consequences of some, but not all, of the Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions. In the event of a conflict between the interests of its stockholders on the one hand and the Limited Partners on the other, the General Partner shall endeavor in good faith to resolve the conflict in a manner not adverse to either its stockholders or the Limited Partners; provided, however, that for so long as the General Partner directly owns a controlling interest in the Partnership, any such conflict that the General Partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either its stockholders or the Limited Partners shall be resolved in favor of its stockholders. The General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners in connection with such decisions, provided that the General Partner has acted in good faith.

(c)   Subject to its obligations and duties as General Partner set forth in Section 6.01 hereof, the General Partner may exercise any of the powers granted to it under this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by it in good faith.

(d)   Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order to (i) protect the ability of the General Partner to continue to qualify as a REIT or (ii) prevent the General Partner from incurring any taxes under Section 857, Section 4981, or any other provision of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

(e)   Any amendment, modification or repeal of this Section 6.04 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's liability to the Partnership and the Limited Partners under this Section 6.04 as in effect immediately prior to such amendment, modification or repeal with respect to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims relating to such matters may arise or be asserted.

6.05   **Reimbursement of General Partner.**

(a)   Except as provided in this Section 6.05 and elsewhere in this Agreement (including the provisions of Articles V and VI regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b)   The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all REIT Expenses and Administrative Expenses.

6.06   **Outside Activities**. Subject to Section 6.08 hereof, the Articles of Incorporation and any agreements entered into by the General Partner or its Affiliates with the Partnership or a Subsidiary, or any officer, director, employee, agent, trustee, Affiliate or stockholder of the General Partner, the General Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities substantially similar or identical to those of the Partnership. Neither the Partnership nor any of the Limited Partners shall have any rights by virtue of this Agreement in any such business ventures, interests or activities. None of the Limited Partners or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any such business ventures, interests or activities, and the General Partner shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures, interests and activities to the Partnership or any Limited Partner, even if such opportunity is of a character which. if presented to the Partnership or any Limited Partner, could be taken by such Person.

6.07   **Employment or Retention of Affiliates.**

(a)   Any Affiliate of the General Partner may be employed or retained by the Partnership and may otherwise deal with the Partnership (whether as an advisor, buyer, lessor, lessee, manager, property management agent, asset manager, furnisher of goods or services, broker, agent, lender or otherwise) and may receive from the Partnership any compensation, price, or other payment therefor which the General Partner determines to be fair and reasonable.

(b)   The Partnership may lend or contribute to its Subsidiaries or other Persons in which it has an equity investment, and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(c)   The Partnership may transfer assets to joint ventures, limited liability companies, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as the General Partner deems to be consistent with this Agreement and applicable law.

(d)   Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are on terms that are fair and reasonable to the Partnership.

6.08   **General Partner Participation**. The General Partner agrees that all business activities of the General Partner, including activities pertaining to the acquisition, development or ownership of commercial real property or other property, including Mortgages, shall be conducted through the Partnership or one or more Subsidiary Partnerships; provided, however, that the General Partner is allowed to make a direct acquisition, but if and only if, such acquisition is made in connection with the issuance of Additional Securities, which direct acquisition and issuance have been approved and determined to be in the best interests of the General Partner and the Partnership by a majority of the Independent Directors.

6.09   **Title to Partnership Assets**. Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof; provided, that title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by such Person for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, that the General Partner shall use its best efforts to cause legal title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

6.10   **Miscellaneous**. In the event the General Partner redeems any REIT Shares, then the General Partner shall cause the Partnership to purchase from the General Partner or the Original Limited Partner a number of Partnership Units determined by, and based upon, the application of the Conversion Factor on the same terms upon which the General Partner redeemed such REIT Shares. Moreover, if the General Partner makes a cash tender offer or other offer to acquire REIT Shares, then the General Partner shall cause the Partnership to make a corresponding offer to the General Partner or the Original Limited Partner to acquire an equal number of Partnership Units held by the General Partner. In the event any REIT Shares are redeemed by the General Partner pursuant to such offer, the Partnership shall redeem an equivalent number of the General Partner's or the Original Limited Partner's Partnership Units for an equivalent purchase price based on the application of the Conversion Factor.

ARTICLE VII

CHANGES IN GENERAL PARTNER

7.01   **Transfer of the General Partner's Partnership Interest**.

(a)   The General Partner shall not transfer all or any portion of its General Partnership Interest or withdraw as General Partner except as provided in or in connection with a transaction contemplated by Sections 7.01(c), 7.01(d) or 7.01(e).

(b)   The General Partner agrees that the Percentage Interest for it will at all times, be in the aggregate, at least 0.1%.

(c)   Except as otherwise provided in Section 7.01(d) or (e) hereof, the General Partner shall not engage in any merger, consolidation or other combination with or into another Person or sale of all or substantially all of its assets (other than in connection with a change in the General Partner's state of incorporation or organizational form), which, in any such case, results in a change of control of the General Partner (a "**Transaction**"), unless**:**

(i)   the consent of Limited Partners holding more than 50% of the Percentage Interests of the Limited Partners is obtained; or

(ii)   as a result of such Transaction all Limited Partners are granted the right to receive for each Partnership Unit an amount of cash, securities, or other property equal to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid in the Transaction to a holder of one REIT Share in consideration of the transfer of one REIT Share; provided, that if, in connection with the Transaction, a purchase, tender or exchange offer ("**Offer**") shall have been made to and accepted by the holders of more than 50% of the outstanding REIT Shares, each holder of Partnership Units shall be given the option to exchange its Partnership Units for the greatest amount of cash, securities, or other property which a Limited Partner would have received had it (A) exercised its Exchange Right and (B) sold, tendered or exchanged pursuant to the Offer the REIT Shares received upon exercise of the Exchange Right immediately prior to the expiration of the Offer; or

(iii)   the General Partner is the surviving entity in the Transaction and either (A) the holders of REIT Shares do not receive cash, securities, or other property in the Transaction or (B) all Limited Partners (other than the General Partner or any Subsidiary) receive an amount of cash, securities, or other property (expressed as an amount per REIT Share) that is no less than the product of the Conversion Factor and the greatest amount of cash, securities, or other property (expressed as an amount per REIT Share) received in the Transaction by any holder of REIT Shares.

(d)   Notwithstanding Section 7.01(c), the General Partner may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity (the "Survivor"), other than Partnership Units held by the General Partner, are contributed, directly or indirectly, to the Partnership as a Capital Contribution in exchange for Partnership Units with a fair market value equal to the value of the assets so contributed as determined by the Survivor in good faith and (ii) the Survivor expressly agrees to assume all obligations of the General Partner, as appropriate, hereunder. Upon such contribution and assumption, the Survivor shall have the right and duty to amend this Agreement as set forth in this Section 7.01(d). The Survivor shall in good faith arrive at a new method for the calculation of the Cash Amount, the REIT Shares Amount and the Conversion Factor for a Partnership Unit after any such merger or consolidation so as to approximate the existing method for such calculation as closely as reasonably possible. Such calculation shall take into account, among other things, the kind and amount of securities, cash and other property that was receivable upon such merger or consolidation by a holder of REIT Shares or options, warrants or other rights relating thereto, and which a holder of Partnership Units could have acquired had such Partnership Units been exchanged immediately prior to such merger or consolidation. Such amendment to this Agreement shall provide for adjustments to such method of calculation, which shall be as nearly equivalent as may be practicable to the adjustments provided for herein with respect to the Conversion Factor. The Survivor also shall in good faith modify the definition of REIT Shares and make such amendments to Section 8.05 hereof so as to approximate the existing rights and obligations set forth in Section 8.05 as closely as reasonably possible. The above provisions of this Section 7.01(d) shall similarly apply to successive mergers or consolidations permitted hereunder.

In respect of any transaction described in the preceding paragraph, the General Partner is required to use its commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners to recognize a gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction, provided, such efforts are consistent with the exercise of the Board of Directors' fiduciary duties to the stockholders of the General Partner under applicable law.

(e)   Notwithstanding Section 7.01(c),

(i)   a General Partner may transfer all or any portion of its General Partnership Interest to (A) a wholly-owned Subsidiary of such General Partner or (B) the owner of all of the ownership interests of such General Partner, and following a transfer of all of its General Partnership Interest, may withdraw as General Partner; and

(ii)   the General Partner may engage in a transaction not required by law or by the rules of any national securities exchange on which the REIT Shares are listed to be submitted to the vote of the holders of the REIT Shares.

7.02   **Admission of a Substitute or Additional General Partner**. A Person shall be admitted as a substitute or additional General Partner of the Partnership only if the following terms and conditions are satisfied:

(a)   the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner, a certificate evidencing the admission of such Person as a General Partner shall have been filed for recordation and all other actions required by Section 2.05 hereof in connection with such admission shall have been performed;

(b)   if the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership, it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person's authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

(c)   counsel for the Partnership shall have rendered an opinion (relying on such opinions from other counsel in the state or any other jurisdiction as may be necessary) that the admission of the Person to be admitted as a substitute or additional General Partner is in conformity with the Act, and that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause (i) the Partnership to be classified other than as a partnership for federal income tax purposes, or (ii) the loss of any Limited Partner's limited liability.

7.03   **Effect of Bankruptcy, Withdrawal, Death or Dissolution of a General Partner**.

(a)   Upon the occurrence of an Event of Bankruptcy as to a General Partner (and its removal pursuant to Section 7.04(a) hereof) or the death, withdrawal, removal or dissolution of a General Partner (except that, if a General Partner is, on the date of such occurrence a partnership, the withdrawal, death, dissolution, Event of Bankruptcy as to, or removal of a partner in, such partnership shall be deemed not to be a dissolution of such General Partner if the business of such General Partner is continued by the remaining partner or partners thereof), the Partnership shall be dissolved and terminated unless the Partnership is continued pursuant to Section 7.03(b) hereof. The merger of the General Partner with or into any entity that is admitted as a substitute or successor General Partner pursuant to Section 7.02 hereof shall not be deemed to be the withdrawal, dissolution or removal of the General Partner.

(b)   Following the occurrence of an Event of Bankruptcy as to a General Partner (and its removal pursuant to Section 7.04(a) hereof) or the death, withdrawal, removal or dissolution of a General Partner (except that, if a General Partner is, on the date of such occurrence a partnership, the withdrawal, death, dissolution, Event of Bankruptcy as to, or removal of a partner in, such partnership shall be deemed not to be a dissolution of such General Partner if the business of such General Partner is continued by the remaining partner or partners thereof), the Limited Partners, within 90 days after such occurrence, may elect to continue the business of the Partnership for the balance of the term specified in Section 2.04 hereof by selecting, subject to Section 7.02 hereof and any other provisions of this Agreement, a substitute General Partner by consent of a majority in interest of the Limited Partners. If the Limited Partners elect to continue the business of the Partnership and admit a substitute General Partner, the relationship with the Partners and of any Person who has acquired an interest of a Partner in the Partnership shall be governed by this Agreement.

7.04   **Removal of a General Partner**.

(a)   Upon the occurrence of an Event of Bankruptcy as to, or the dissolution of, a General Partner, such General Partner shall be deemed to be removed automatically; provided, however, that if a General Partner is on the date of such occurrence a partnership, the withdrawal, death, dissolution, Event of Bankruptcy as to or removal of a partner in such partnership shall be deemed not to be a dissolution of the General Partner if the business of such General Partner is continued by the remaining partner or partners thereof. The Limited Partners may not remove the General Partner, with or without cause.

(b)   If a General Partner has been removed pursuant to this Section 7.04 and the Partnership is continued pursuant to Section 7.03 hereof, such General Partner shall promptly transfer and assign its General Partnership Interest in the Partnership to the substitute General Partner approved by a majority in interest of the Limited Partners in accordance with Section 7.03(b) hereof and otherwise admitted to the Partnership in accordance with Section 7.02 hereof. At the time of assignment, the removed General Partner shall be entitled to receive from the substitute General Partner the fair market value of the General Partnership Interest of such removed General Partner as reduced by any damages caused to the Partnership by such General Partner's removal. Such fair market value shall be determined by an appraiser mutually agreed upon by the General Partner and Limited Partners holding more than 50% of the Percentage Interests of the Limited Partners within 10 days following the removal of the General Partner. In the event that the parties are unable to agree upon an appraiser, the removed General Partner and Limited Partners holding more than 50% of the Percentage Interests of the Limited Partners shall each select an appraiser. Each such appraiser shall complete an appraisal of the fair market value of the removed General Partner's General Partnership Interest within 30 days of the General Partner's removal, and the fair market value of the removed General Partner's General Partnership Interest shall be the average of the two appraisals; provided, however, that if the higher appraisal exceeds the lower appraisal by more than 20% of the amount of the lower appraisal, the two appraisers, no later than 40 days after the removal of the General Partner, shall select a third appraiser who shall complete an appraisal of the fair market value of the removed General Partner's General Partnership Interest no later than 60 days after the removal of the General Partner. In such case, the fair market value of the removed General Partner's General Partnership Interest shall be the average of the two appraisals closest in value.

(c)   The General Partnership Interest of a removed General Partner, during the time after removal until the date of transfer under Section 7.04(b), shall be converted to that of a special Limited Partner; provided, however, such removed General Partner shall not have any rights to participate in the management and affairs of the Partnership, and shall not be entitled to any portion of the income, expense, Profit, gain or Loss allocations or cash distributions allocable or payable, as the case may be, to the Limited Partners. Instead, such removed General Partner shall receive and be entitled only to retain distributions or allocations of such items that it would have been entitled to receive in its capacity as General Partner, until the transfer is effective pursuant to Section 7.04(b).

(d)   All Partners shall have given and hereby do give such consents, shall take such actions and shall execute such documents as shall be legally necessary and sufficient to effect all the foregoing provisions of this Section 7.04.

ARTICLE VIII

**RIGHTS AND OBLIGATIONS
OF THE LIMITED PARTNERS**

8.01   **Management of the Partnership**. The Limited Partners shall not participate in the management or control of Partnership business nor shall they transact any business for or on behalf of the Partnership, nor shall they have the power to sign for or bind the Partnership, such powers being vested solely and exclusively in the General Partner.

8.02   **Power of Attorney**. Each Limited Partner hereby irrevocably appoints the General Partner its true and lawful attorney-in-fact, who may act for each Limited Partner and in its name, place and stead, and for its use and benefit, sign, acknowledge, swear to, deliver, file or record, at the appropriate public offices, any and all documents, certificates, and instruments as may be deemed necessary or desirable by the General Partner to carry out fully the provisions of this Agreement and the Act in accordance with their terms, which power of attorney is coupled with an interest and shall survive the death, dissolution or legal incapacity of the Limited Partner, or the transfer by the Limited Partner of any part or all of its Partnership Interest.

8.03   **Limitation on Liability of Limited Partners**. No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution, if any, as and when due hereunder. After its Capital Contribution is fully paid, no Limited Partner shall, except as otherwise required by the Act, be required to make any further Capital Contributions or other payments or lend any funds to the Partnership.

8.04   **Ownership by Limited Partner of Corporate General Partner or Affiliate**. No Limited Partner shall at any time, either directly or indirectly, own any stock or other interest in the General Partner or in any Affiliate thereof, if such ownership by itself or in conjunction with other stock or other interests owned by other Limited Partners would, in the opinion of counsel for the Partnership, jeopardize the classification of the Partnership as a partnership for federal income tax purposes. The General Partner shall be entitled to make such reasonable inquiry of the Limited Partners as is required to establish compliance by the Limited Partners with the provisions of this Section 8.04.

8.05   **Exchange Right**.

(a)   Subject to Sections 8.05(b), 8.05(c), 8.05(d) and 8.05(e) hereof, and subject to the potential modification of any rights or obligations provided for herein by agreement(s) between the Partnership and any one or more Limited Partners with respect to Partnership Units held by them, each Limited Partner shall have the right (the "**Exchange Right**") to require the Partnership to redeem on a Specified Exchange Date all or a portion of the Partnership Units held by such Limited Partner at an exchange price equal to and in the form of the Cash Amount to be paid by the Partnership; provided, that such Partnership Units shall have been outstanding for at least one year. The Exchange Right shall be exercised pursuant to the delivery of an Exchange Notice to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the Exchange Right (the "**Exchanging Partner**"); provided, however, that the Partnership shall not be obligated to satisfy such Exchange Right if the General Partner elects to purchase the Partnership Units subject to the Exchange Notice pursuant to Section 8.05(b); and provided further, that no Limited Partner may deliver more than two Exchange Notices during each calendar year. A Limited Partner may not exercise the Exchange Right for less than 1,000 Partnership Units or, if such Limited Partner holds less than 1,000 Partnership Units, all of the Partnership Units held by such Partner. The Exchanging Partner shall have no right, with respect to any Partnership Units so exchanged, to receive any distribution paid with respect to such Partnership Units if the record date for such distribution is on or after the Specified Exchange Date.

(b)   Notwithstanding the provisions of Section 8.05(a), a Limited Partner that exercises the Exchange Right shall be deemed to have also offered to sell the Partnership Units described in the Exchange Notice to the General Partner, and the General Partner may, in its sole and absolute discretion, elect to purchase directly and acquire such Partnership Units by paying to the Exchanging Partner either the Cash Amount or the REIT Shares Amount, as elected by the General Partner (in its sole and absolute discretion), on the Specified Exchange Date, whereupon the General Partner shall acquire the Partnership Units offered for exchange by the Exchanging Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. If the General Partner shall elect to exercise its right to purchase Partnership Units under this Section 8.05(b) with respect to an Exchange Notice, it shall so notify the Exchanging Partner within five business days after the receipt by the General Partner of such Exchange Notice. Unless the General Partner (in its sole and absolute discretion) shall exercise its right to purchase Partnership Units from the Exchanging Partner pursuant to this Section 8.05(b), the General Partner shall have no obligation to the Exchanging Partner or the Partnership with respect to the Exchanging Partner's exercise of an Exchange Right. In the event the General Partner shall exercise its right to purchase Partnership Units with respect to the exercise of an Exchange Right in the manner described in the first sentence of this Section 8.05(b), the Partnership shall have no obligation to pay any amount to the Exchanging Partner with respect to such Exchanging Partner's exercise of such Exchange Right, and each of the Exchanging Partner and the General Partner shall treat the transaction between the General Partner and the Exchanging Partner for federal income tax purposes as a sale of the Exchanging Partner's Partnership Units to the General Partner. Each Exchanging Partner agrees to execute such documents as the General Partner may reasonably require in connection with the issuance of REIT Shares to such Exchanging Partner upon exercise of its Exchange Right.

(c)   Notwithstanding the provisions of Sections 8.05(a) and 8.05(b), a Limited Partner shall not be entitled to exercise the Exchange Right if the delivery of REIT Shares to such Partner on the Specified Exchange Date by the General Partner pursuant to Section 8.05(b) (regardless of whether or not the General Partner would in fact exercise its rights under Section 8.05(b)) would (i) result in such Partner or any other person owning, directly or indirectly, REIT Shares in excess of the ownership limitations described in the Articles of Incorporation and calculated in accordance therewith, (ii) result in REIT Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), except as provided in the Articles of Incorporation, (iii) result in the General Partner being "closely held" within the meaning of Section 856(h) of the Code, (iv) cause the General Partner to own, directly or constructively, 10% or more of the ownership interests in a tenant of the General Partner's, the Partnership's, or a Subsidiary Partnership's real property within the meaning of Section 856(d)(2)(B) of the Code, or (v) cause the acquisition of REIT Shares by such Partner to be "integrated" with any other distribution of REIT Shares for purposes of complying with the registration provisions of the Securities Act. The General Partner, in its sole and absolute discretion, may waive any of the restrictions on exchange set forth in this Section 8.05(c); provided, however, that in the event any such restriction is waived, the Exchanging Partner shall be paid the Cash Amount.

(d)   Any Cash Amount to be paid to an Exchanging Partner pursuant to this Section 8.05 shall be paid on the Specified Exchange Date; provided, however, that the General Partner may elect to cause the Specified Exchange Date to be delayed for up to 180 days to the extent required for the General Partner to cause additional REIT Shares to be issued to provide financing to be used to make such payment of the Cash Amount. Notwithstanding the foregoing, the General Partner agrees to use its best efforts to cause the closing of the acquisition of exchanged Partnership Units hereunder to occur as quickly as reasonably possible.

(e)   Notwithstanding any other provision of this Agreement, the General Partner shall place appropriate restrictions on the ability of the Limited Partners to exercise their Exchange Rights as and if deemed necessary to ensure that the Partnership does not constitute a "publicly traded partnership" under Section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof (a "**Restriction Notice**") to each of the Limited Partners, which notice shall be accompanied by a copy of an opinion of counsel to the Partnership which states that, in the opinion of such counsel, restrictions are necessary in order to avoid the Partnership being treated as a "publicly traded partnership" under Section 7704 of the Code.

8.06   **Call Right**.

(a)   Subject to Section 8.06(c) below, and subject to the modification of any rights or obligations provided for herein by agreement(s) between the General Partner and any one or more Limited Partners with respect to the Partnership Units held by them, at any time after the expiration of the Holding Period for the Partnership Units in question, the General Partner shall have the right (the "**Call Right**") to purchase all of the Partnership Units held by a Limited Partner at a price equal to the Cash Amount; provided, however, that the General Partner may, in its sole and absolute discretion, elect to purchase such Partnership Units by paying to the Partner in question the REIT Shares Amount in lieu of the Cash Amount. The Call Right shall be exercised pursuant to a Call Notice delivered by the General Partner to any such Limited Partner. The General Partner may not exercise the Call Right for less than the entire interest of a Limited Partner in the Partnership. A Limited Partner receiving the Call Notice described above shall have no rights with respect to any interest in the Partnership other than the right to receive payment for its interest in the Partnership in cash or REIT Shares in accordance with this Section 8.06. An assignee of a Limited Partner shall be bound by and subject to the Call Right of the General Partner pursuant to this Section 8.06. In connection with any exercise of such Call Right by the General Partner with respect to an assignee, the Cash Amount (or REIT Shares Amount) shall be paid by the General Partner directly to such assignee and not to the Limited Partner from which such assignee acquired its Partnership Units. The General Partner shall be unable to exercise the Call Right and the Call Right shall lapse upon the occurrence of a Liquidating Event unless and until the Partners shall continue the business of the Partnership under Section 7.03 hereof.

(b)   (i)   Within 30 days after the delivery of the Call Notice by the General Partner to a Limited Partner under this Section 8.06, the General Partner (subject to the limitations set forth in Section 8.06(c)) shall transfer and deliver the Cash Amount (or the REIT Shares Amount) to such Limited Partner or, as applicable, its assignee, whereupon the General Partner (or its designee) shall acquire the Partnership Units of such Limited Partner or, as applicable, its assignee, and shall be treated for all purposes of this Agreement as the owner of such Partnership Units (and as a Limited Partner with respect to such Partnership Units).

(ii)   In the event that the General Partner elects to pay such Limited Partner in the form of the REIT Shares Amount and such REIT Shares Amount is not a whole number of REIT Shares, the Limited Partner shall be paid (A) the number of REIT Shares which equals the nearest whole number less than such amount plus (B) an amount of cash which the General Partner determines, in its reasonable discretion, to represent the fair value of the remaining fractional REIT Share which would otherwise be payable to the Limited Partner.

(iii)   Each Limited Partner agrees to deliver to the General Partner the Partnership Unit Certificate(s) representing its Limited Partnership Interest and to execute such documents as the General Partner may reasonably require in connection with the issuance of REIT Shares upon exercise of the Call Right (including without limitation an assignment of Partnership Units pursuant to the terms of which such Limited Partner (A) represents, warrants and certifies that it has marketable and unencumbered title to its Partnership Units, free and clear of the rights of or interest of any other person or entity, that it has the full right, power and authority to transfer and surrender its Partnership Units, and that it has obtained the consent or approval of all persons or entities, if any, having the right to consent to or approve of such transfer and surrender, and (B) agrees to indemnify and hold the General Partner harmless from and against any and all liabilities, charges, costs and expenses relating to such Limited Partner's Partnership Units which are subject to the Call Right or the exercise of the Call Right).

(c)   Notwithstanding the provisions of Sections 8.06(a) and 8.06(b) above, the General Partner shall not be entitled to exercise the Call Right if (i) a Liquidating Event has occurred with regard to the Partnership and the Partnership has not been continued under Section 7.03 hereof; or (ii) the delivery of REIT Shares to the Limited Partner (A) would be prohibited under the Articles of Incorporation, (B) would adversely affect the ability of the General Partner to continue to qualify as a REIT or subject the General Partner to any additional taxes under Section 857 or Section 4981 of the Code, or (C) would be prohibited under applicable federal or state securities laws or regulations.

(d)   Each Limited Partner covenants and agrees with the General Partner that all Partnership Units delivered in connection with the Call Right shall be delivered to the General Partner free and clear of all liens and encumbrances and, notwithstanding anything contained herein to the contrary, the General Partner shall not be under any obligation to acquire a Limited Partner's Partnership Units (i) to the extent that any such Partnership Units are subject to any such liens or encumbrances or (ii) in the event that the Limited Partner shall fail to give the General Partner adequate assurances that such Partnership Units are not subject to any such liens or encumbrances or shall fail to agree to fully indemnify the General Partner from any such liens or encumbrances as well as the liabilities, charges, costs and expenses referenced in the last section of Section 8.06(b)(iii). Each Limited Partner further agrees that, in the event any state or local transfer tax is payable as a result of the transfer of its Partnership Units to the General Partner, such Limited Partner shall assume and pay such transfer tax.

8.07   **Duties and Conflicts**. The General Partner recognizes that the Limited Partners and their Affiliates have or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Partnership, and that such Persons are entitled to carry on such other business interests, activities and investments. The Limited Partners and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated, and such Persons may engage in any activities, whether or not competitive with the Partnership, without any obligation to offer any interest in such activities to the Partnership or to any Partner. Neither the Partnership nor any Partner shall have any right, by virtue of this Agreement, in or to such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Partnership, and such activities shall not be deemed wrongful or improper.

ARTICLE IX

TRANSFERS OF LIMITED PARTNERSHIP INTERESTS

9.01 **Purchase for Investment**.

(a) Each Limited Partner hereby represents and warrants to the General Partner and to the Partnership that the acquisition of its Partnership Interest is made as a principal for its account for investment purposes only and not with a view to the resale or distribution of such Partnership Interest.

(b) Each Limited Partner agrees that it will not sell, assign or otherwise transfer its Partnership Interest or any fraction thereof, whether voluntarily or by operation of law or at judicial sale or otherwise, to any Person who does not make the representations and warranties to the General Partner set forth in Section 9.01(a) above.

9.02 **Restrictions on Transfer of Limited Partnership Interests**.

(a) Subject to the provisions of Sections 9.02(b), 9.02(c) and 9.02(d), no Limited Partner may offer, sell, assign, hypothecate, pledge or otherwise transfer all or any portion of its Limited Partnership Interest, or any of such Limited Partner's economic rights as a Limited Partner, whether voluntarily or by operation of law or at judicial sale or otherwise (collectively, a "**Transfer**"), without the consent of the General Partner, which consent may be granted or withheld in its sole and absolute discretion. Any such purported transfer undertaken without such consent shall be considered to be null and void ab initio and shall not be given effect. The Original Limited Partner acknowledges that the General Partner has agreed not to grant its consent with respect to any Transfer by the Original Limited Partner prior to the Transfer Restriction Date; provided, that the Original Limited Partner shall not be prohibited from a Transfer of its Partnership Interest pursuant to the exercise of its right to exchange its Partnership Interest for REIT Shares pursuant to Section 8.05 above, in which case the Original Limited Partner acknowledges that the General Partner has also agreed not to grant its consent with respect to any Transfer of said REIT Shares prior to the Transfer Restriction Date. The General Partner may require, as a condition of any Transfer to which it consents, that the transferor assume all costs incurred by the Partnership in connection therewith.

(b) No Limited Partner may withdraw from the Partnership other than as a result of: (i) a permitted Transfer (i.e., a Transfer consented to as contemplated by paragraph (a) above or paragraph (c) below or a Transfer made pursuant to Section 9.05 below) of all of its Partnership Units pursuant to this Article IX pursuant to an exchange of all of its Partnership Units pursuant to Section 8.05 above; or (iii) a Transfer made pursuant to the sale of all its Partnership Units pursuant to Section 8.06 above. Upon the permitted Transfer or redemption of all of a Limited Partner's Partnership Units, such Limited Partner shall cease to be a Limited Partner.

(c)   Subject to Sections 9.02(d), 9.02(e) and 9.02(f), a Limited Partner may Transfer, with the consent of the General Partner, all or a portion of its Partnership Units to (i) a parent or parent's spouse, natural or adopted descendants, a spouse of any such descendant, a brother or sister, or a trust created by such Limited Partner for the benefit of such Limited Partner and/or any such person(s), for which trust such Limited Partner or any such person(s) is a trustee, (ii) a corporation controlled by a Person or Persons named in (i) above, or (iii) if the Limited Partner is an entity, its beneficial owners.

(d)   No Limited Partner may effect a Transfer of its Limited Partnership Interest, in whole or in part, if, in the opinion of legal counsel for the Partnership, such proposed Transfer would require the registration of the Limited Partnership Interest under the Securities Act, or would otherwise violate any applicable federal or state securities or blue sky law (including investment suitability standards).

(e)   No Transfer by a Limited Partner of its Partnership Units, in whole or in part, may be made to any Person if (i) in the opinion of legal counsel for the Partnership, the transfer would result in the Partnership's being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code), (ii) in the opinion of legal counsel for the Partnership, it would adversely affect the ability of the General Partner to continue to qualify as a REIT or subject the General Partner to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) such transfer is effectuated through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code.

(f)   No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Regulations Section 1.752-4(b)) to any lender to the Partnership whose loan constitutes a nonrecourse liability (within the meaning of Regulations Section 1.752-1(a)(2)), without the consent of the General Partner, which may be withheld in its sole and absolute discretion; provided, that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange or redeem for the Cash Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

(g)   Any Transfer in contravention of any of the provisions of this Article IX shall be void and ineffectual and shall not be binding upon, or recognized by, the Partnership.

(h)   Prior to the consummation of any Transfer under this Article IX, the transferor and/or the transferee shall deliver to the General Partner such opinions, certificates and other documents as the General Partner shall request in connection with such Transfer.

9.03   **Admission of Substitute Limited Partner**.

(a)   Subject to the other provisions of this Article IX, an assignee of the Limited Partnership Interest of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Limited Partnership Interest) shall be deemed admitted as a Limited Partner of the Partnership only with the consent of the General Partner and upon the satisfactory completion of the following:

(i)   the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart or an amendment thereof, including a revised Exhibit A, and such other documents or instruments as the General Partner may require in order to effect the admission of such Person as a Limited Partner;

(ii)   to the extent required, an amended Certificate evidencing the admission of such Person as a Limited Partner shall have been signed, acknowledged and filed for record in accordance with the Act;

(iii)   the assignee shall have delivered a letter containing the representation set forth in Section 9.01(a) hereof and the agreement set forth in Section 9.01(b) hereof;

(iv)   if the assignee is a corporation, partnership or trust, the assignee shall have provided the General Partner with evidence satisfactory to counsel for the Partnership of the assignee's authority to become a Limited Partner under the terms and provisions of this Agreement;

(v)   the assignee shall have executed a power of attorney containing the terms and provisions set forth in Section 8.02 hereof;

(vi)   the assignee shall have paid all legal fees and other expenses of the Partnership and the General Partner and filing and publication costs in connection with its substitution as a Limited Partner; and

(vii)   the assignee shall have obtained the prior written consent of the General Partner to its admission as a Substitute Limited Partner, which consent may be given or denied in the exercise of the General Partner's sole and absolute discretion.

(b)   For the purpose of allocating Profit and Loss and distributing cash received by the Partnership, a Substitute Limited Partner shall be treated as having become, and appearing in the records of the Partnership as, a Partner upon the filing of the Certificate described in Section 9.03(a)(ii) hereof or, if no such filing is required, the later of the date specified in the transfer documents or the date on which the General Partner has received all necessary instruments of transfer and substitution.

(c)   The General Partner shall cooperate with the Person seeking to become a Substitute Limited Partner by preparing the documentation required by this Section 9.03 and making all official filings and publications. The Partnership shall take all such action as promptly as practicable after the satisfaction of the conditions in this Article IX to the admission of such Person as a Limited Partner of the Partnership.

9.04   **Rights of Assignees of Partnership Interests**.

(a)   Subject to the provisions of Sections 9.01 and 9.02 hereof, except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of its Partnership Interest until the Partnership has received notice thereof.

(b)   Any Person who is the assignee of all or any portion of a Limited Partner's Limited Partnership Interest, but who does not become a Substitute Limited Partner and desires to make a further assignment of such Limited Partnership Interest, shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Limited Partner desiring to make an assignment of its Limited Partnership Interest.

9.05   **Effect of Bankruptcy, Death, Incompetence or Termination of a Limited Partner**.

The occurrence of an Event of Bankruptcy as to a Limited Partner, the death of a Limited Partner or a final adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity) shall not cause the termination or dissolution of the Partnership, and the business of the Partnership shall continue if an order for relief in a bankruptcy proceeding is entered against a Limited Partner, the trustee or receiver of his estate or, if he dies, his executor, administrator or trustee, or, if he is finally adjudicated incompetent, his committee, guardian or conservator, and any such Person shall have the rights of such Limited Partner for the purpose of settling or managing his estate property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to assign all or any part of his Partnership Interest and to join with the assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner.

9.06   **Joint Ownership of Interests**.   A Partnership Interest may be acquired by two individuals as joint tenants with right of survivorship, provided, that such individuals either are married or are related and share the same personal residence. The written consent or vote of both owners of any such jointly-held Partnership Interest shall be required to constitute the action of the owners of such Partnership Interest; provided, however, that the written consent of only one joint owner will be required if the Partnership has been provided with evidence satisfactory to the counsel for the Partnership that the actions of a single joint owner can bind both owners under the applicable laws of the state of residence of such joint owners. Upon the death of one owner of a Partnership Interest held in a joint tenancy with a right of survivorship, the Partnership Interest shall become owned solely by the survivor as a Limited Partner and not as an assignee. The Partnership need not recognize the death of one of the owners of a jointly held Partnership Interest until it shall have received notice of such death. Upon notice to the General Partner from either owner, the General Partner shall cause the Partnership Interest to be divided into two equal Partnership Interests, which shall thereafter be owned separately by each of the former joint owners.

ARTICLE X

BOOKS AND RECORDS; ACCOUNTING; TAX MATTERS

10.01   **Books and Records**. At all times during the continuance of the Partnership, the Partners shall keep or cause to be kept at the Partnership's specified office true and complete books of account maintained in accordance with generally accepted accounting principles, including (a) a current list of the full name and last-known business address of each Partner; (b) a copy of the

Certificate of Limited Partnership and all certificates of amendment thereto; (c) copies of the Partnership's federal, state and local income tax returns and reports; (d) copies of the Agreement and any financial statements of the Partnership for the three most recent years; and (e) all documents and information required under the Act. Any Partner or its duly authorized representative, and any stockholder of the General Partner, upon paying the costs of collection, duplication and mailing, shall be entitled to inspect or copy such records during ordinary business hours.

10.02 **Custody of Partnership Funds; Bank Accounts**.

(a) All funds of the Partnership not otherwise invested shall be deposited in one or more accounts maintained in such banking or brokerage institutions as the General Partner shall determine, and withdrawals shall be made only on such signature or signatures as the General Partner may, from time to time, determine.

(b) All deposits and other funds not needed in the operation of the business of the Partnership may be invested by the General Partner in investment grade instruments (or investment companies whose portfolio consists primarily thereof, government obligations, certificates of deposit, bankers' acceptances and municipal notes and bonds. The funds of the Partnership shall not be commingled with the funds of any other Person except for such commingling as may necessarily result from an investment in those investment companies permitted by this Section 10.02(b).

10.03 **Fiscal and Taxable Year**. The fiscal and taxable year of the Partnership shall be the calendar year.

10.04 **Annual Tax Information and Report**. The General Partner will use its best efforts to supply within 75 days after the end of each fiscal year of the Partnership to each person who was a Limited Partner at any time during such year the tax information necessary to file such Limited Partner's individual tax returns as shall be reasonably required by law, and in all events the General Partner shall furnish such information within the time required by applicable law.

10.05 **Tax Matters Partner; Tax Elections; Special Basis Adjustments**.

(a) The General Partner shall be the Tax Matters Partner of the Partnership within the meaning of Section 6231(a)(7) of the Code. As Tax Matters Partner, the General Partner shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Tax Matters Partner. The General Partner shall have the right to retain professional assistance in respect of any audit of the Partnership by the Service and all out-of-pocket expenses and fees incurred by the General Partner on behalf of the Partnership as Tax Matters Partner shall constitute Partnership expenses. In the event the General Partner receives notice of a final Partnership adjustment under Section 6223(a)(2) of the Code, the General Partner shall either (i) file a court petition for judicial review of such final adjustment within the period provided under Section 6226(a) of the Code, a copy of which petition shall be mailed to all Limited Partners on the date such petition is filed, or (ii) mail a written notice to all Limited Partners, within such period, that describes the General Partner's reasons for determining not to file such a petition.

(b)   All elections required or permitted to be made by the Partnership under the Code or any applicable state or local tax law shall be made by the General Partner in its sole and absolute discretion.

(c)   In the event of a transfer of all or any part of the Partnership Interest of any Partner, the Partnership, at the option and in the sole and absolute discretion of the General Partner, may elect pursuant to Section 754 of the Code to adjust the basis of the Properties. Notwithstanding anything contained in Article V of this Agreement, any adjustments made pursuant to Section 754 shall affect only the successor-in-interest to the transferring Partner and in no event shall be taken into account in establishing, maintaining or computing Capital Accounts for the other Partners for any purpose under this Agreement. Each Partner will furnish the Partnership with all information necessary to give effect to such election.

10.06 **Reports to Limited Partners**.

(a)   As soon as practicable after the close of each fiscal quarter (other than the last quarter of the fiscal year), the General Partner shall cause to be mailed to each Limited Partner a quarterly report containing financial statements of the Partnership, or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, for such fiscal quarter presented in accordance with generally accepted accounting principles. As soon as practicable after the close of each fiscal year, the General Partner shall cause to be mailed to each Limited Partner an annual report containing financial statements of the Partnership, or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, for such fiscal year, presented in accordance with generally accepted accounting principles. The annual financial statements shall be audited by accountants selected by the General Partner.

(b)   Any Partner shall further have the right to a private audit of the books and records of the Partnership, provided such audit is made for Partnership purposes and at the expense of the Partner desiring it, and it is made during normal business hours.

ARTICLE XI

AMENDMENT OF AGREEMENT; MEETINGS

11.01 **Amendment**. The General Partner's consent shall be required for any amendment to this Agreement. The General Partner, without the consent of the Limited Partners, may amend this Agreement in any respect; provided, however, that the following amendments shall require the consent of Limited Partners holding more than 50% of the Percentage Interests of the Limited Partners:

(a)   any amendment affecting the operation of the Conversion Factor or the Exchange Right (except as provided in Sections 8.05(d) or 7.01(d) hereof) in a manner adverse to the Limited Partners;

(b)   any amendment that would adversely affect the rights of the Limited Partners to receive the distributions payable to them hereunder, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(c)   any amendment that would alter the Partnership's allocations of Profit and Loss to the Limited Partners, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof; or

(d)   any amendment that would impose on the Limited Partners any obligation to make additional Capital Contributions to the Partnership.

The foregoing notwithstanding, the approval of any amendment to this Agreement that shall be part of a plan of merger, plan of exchange or plan of conversion involving the Partnership or the Partnership Interests shall be governed by Article XII.

11.02 **Meetings of Partners**.

(a)   The Partners may but shall not be required to hold any annual, periodic or other formal meetings. Meetings of the Partners may be called by the General Partner or by any Limited Partner or Limited Partners holding at least 10% of the Partnership Units in the Partnership.

(b)   The Partner or Partners calling the meeting may designate any place within the State of Texas as the place of meeting for any meeting of the Partners; and Partners holding at least a majority of the Partnership Units in the Partnership may designate any place outside the State of Texas as the place of meeting for any meeting of the Partners. If no designation is made, or if a special meeting is called, the place of meeting shall be the principal place of business of the Partnership.

(c)   Except as provided in Section 11.02(d), written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than ninety (90) days before the date of the meeting, either personally or by mail, by or at the direction of the Partner or Partners calling the meeting, to each Partner entitled to vote at such meeting and to each Partner not entitled to vote who is entitled to notice of the meeting.

(d)   Anything in this Agreement to the contrary notwithstanding, with respect to any meeting of the Partners, any Partner who in person or by proxy shall have waived in writing notice of the meeting, either before or after such meeting, or who shall attend the meeting in person or by proxy, shall be deemed to have waived notice of such meeting unless such Partner attends for the express purpose of objecting, at the beginning of the meeting, and does so object to the transaction of any business because the meeting is not lawfully called or convened.

(e)   If all of the Partners shall meet at any time and place, either within or outside of the State of Texas, in person or by proxy, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

(f)   For the purpose of determining Partners entitled to notice of or to vote at any meeting of Partners or any adjournment thereof, the date on which notice of the meeting is mailed shall be the record date. When a determination of Partners entitled to vote at any meeting of Partners has been made as provided in this Section, such determination shall apply to any adjournment thereof.

(g)   Partners holding at least a majority of the Partnership Units entitled to vote at a meeting, represented in person or by proxy, shall constitute a quorum at any meeting of Partners. In the absence of a quorum at any such meeting, Partners holding at least a majority of Partnership Units so represented may adjourn the meeting to another time and place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present. No notice of an adjourned meeting need be given if the time and place are announced at the meeting at which the adjournment is taken unless the adjournment is for more than 120 days. The Partners present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number Partnership Units whose absence would cause less than a quorum to be present.

(h)   If a quorum is present, the affirmative vote of Partners holding a majority of the Partnership Units entitled to vote, present in person or represented by proxy, shall be binding on all Partners, unless the vote of a greater or lesser proportion or number of Partnership Units or Partners is otherwise required by applicable law or by this Agreement. Unless otherwise expressly provided herein or required under applicable law, Partners who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Partners' vote or consent is required may vote or consent upon any such matter and their Partnership Units, vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Partners.

(i)   At all meetings of Partners, a Partner may vote in person or by proxy executed in writing by the Partner or by the Partner's duly authorized attorney-in-fact. Such proxy shall be filed with the General Partner before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

(j)   Action required or permitted to be taken at a meeting of Partners may be taken without a meeting if the action is evidenced by one or more written consents or approvals describing the action taken and signed by sufficient Partners or Partners holding sufficient Partnership Units, as the case may be, to approve such action had such action been properly voted on at a duly called meeting of the Partners. Action taken under this Section 11.02(j) is effective when the requisite Partners or Partners with the requisite Partnership Units, as the case may be, have signed the consent or approval, unless the consent specifies a different effective date.

ARTICLE XII

MERGER, EXCHANGE OR CONVERSION

12.01 **Merger, Exchange or Conversion of Partnership**.

(a)   The Partnership may (i) adopt a plan of merger and may merge with or into one or more domestic or foreign limited partnerships or other entities with the resulting entity being one or more surviving entities, (ii) adopt a plan of exchange by which a domestic or foreign limited partnership or other entity is to acquire all of the outstanding Partnership Interests of the Partnership in exchange for cash, securities or other property of the acquiring domestic or foreign limited partnership or other entity or (iii) adopt a plan of conversion and convert to a foreign limited partnership or other entity. Any such plan of merger, plan of exchange, or plan of conversion shall otherwise comply with the requirements of this Agreement and the Act.

(b)   Any merger pursuant to a plan of merger described in Section 12.01(a)(i) hereof shall be conditioned upon the merger being permitted by the laws under which each other entity that is a party to the merger is incorporated or organized or by the constituent documents of such other entity that are not inconsistent with such laws. Any exchange pursuant to a plan of exchange described in Section 12.01(a)(ii) hereof shall be conditioned upon the issuance of shares or other interests of the acquiring foreign limited partnership or other entity being permitted by the laws under which such foreign limited partnership or other entity is incorporated or organized or is not inconsistent with such laws. Any conversion pursuant to a plan of conversion described in Section 12.01(a)(iii) hereof shall be conditioned upon such conversion being permitted by, or not inconsistent with, the laws of the jurisdiction in which the converted entity is to be incorporated, formed or organized and the incorporation, formation or organization of the converted entity is effected in compliance with such laws.

(c)   The Partnership may adopt a plan of merger, plan of exchange or plan of conversion if the General Partner acts upon and the Limited Partners (if required by Section 12.02 below) approve the plan of merger, plan of exchange or plan of conversion in the manner prescribed in Section 12.02 below.

12.02   **Approval of Plan of Merger, Exchange or Conversion**.

(a)   Except as provided by Section 12.02(g) below, after acting on a plan of merger, plan of exchange or plan of conversion in the manner prescribed by Section 12.02(b)(i), the General Partner shall submit the plan of merger, plan of exchange or plan of conversion for approval by the Limited Partners.

(b)   Except as provided by Section 12.02(f) below, for a plan of merger, plan of exchange or plan of conversion to be approved:

(i)   the General Partner shall adopt a resolution recommending that the plan of merger, plan of exchange or plan of conversion be approved by the Limited Partners, unless the General Partner determines that for any reason it should not make that recommendation, in which case the General Partner shall adopt a resolution directing that the plan of merger, plan of exchange or plan of conversion be submitted to the Limited Partners for approval without recommendation; and

(ii)   the Limited Partners entitled to vote on the plan of merger, plan of exchange or plan of conversion must approve the plan.

(c)   The General Partner may condition its submission to the Limited Partners of a plan of merger, plan of exchange or plan of conversion, and the effectiveness of such plan, on any basis, including without limitation that a specified percentage of the Percentage Interests of the Limited Partners in excess of a majority of the Percentage Interests of the Limited Partners be required for the approval of the plan of merger, plan of exchange or plan of conversion.

(d)   The General Partner shall notify each Limited Partner, whether or not entitled to vote, of the meeting of the Limited Partners at which the plan of merger, plan of exchange or plan of conversion is to be submitted for approval in accordance with this Section 12.02 and applicable law. The notice shall be given at least twenty (20) days before the meeting and shall state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger, plan of exchange or plan of conversion and shall contain or be accompanied by a copy or summary of the plan. Any such approval may be by written consent of the requisite Limited Partners as would be required to approve the plan at any meeting where all the Limited Partners are present.

(e)   Unless the General Partner (acting pursuant to Section 12.02(c)) requires a greater vote, the vote of the Limited Partners required for approval of a plan of merger, plan of exchange or plan of conversion shall be the affirmative vote of the holders of more than 50% of the Percentage Interests of the Limited Partners entitled to vote thereon.

(f)   Unless applicable law otherwise requires (in which case the approval of the Limited Partners shall continue to be required and the foregoing provisions of this Section 12.02 shall continue to apply), (1) approval by the Limited Partners on a plan of exchange shall not be required, and the foregoing provisions of this Section 12.02 do not apply, if the Partnership is the acquiring entity in the plan of exchange, and (2) approval by the Limited Partners on a plan of merger or a plan of conversion shall not be required and the foregoing provisions of this Section 12.02 do not apply, if:

(i)   a limited partnership is the sole surviving or resulting entity;

(ii)   the partnership agreement of the surviving or resulting limited partnership will not materially differ from this Agreement before the merger or conversion in any manner other than as to applicable law or other insignificant conforming differences;

(iii)   Limited Partners who held Limited Partnership Interests immediately before the effective date of the merger or conversion will hold interests in the surviving or resulting entity in the same proportions, immediately after the effective date of the merger or conversion; and

(iv)   the General Partner adopts a resolution approving the plan of merger or plan of conversion.

(g)   After a plan of merger, plan of exchange or plan of conversion is approved, and at any time before the merger, exchange or conversion has become effective, the plan of merger, plan of exchange or plan of conversion may be abandoned (subject to any contractual rights by any of the entities that are a party thereto), without action by the Limited Partners, in accordance with the procedures set forth in the plan of merger, plan of exchange or plan of conversion or, if no such procedures are set forth in the plan, in the manner determined by the General Partner.

12.03 **Rights of Dissenting Limited Partners**.

(a)   In the absence of fraud in the transaction, the remedy provided by this Section 12.03 to a Limited Partner voting against any merger, exchange or conversion or objecting to a merger, exchange or conversion approved by the written consent of Limited Partners (a "**Dissenting Limited Partner**") is the exclusive remedy for the recovery of the value of his Limited Partnership interests or money damages with respect to the transaction. If the existing, surviving, or new corporation or limited partnership (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Section 12.03, any Dissenting Limited Partner who fails to comply with the requirements of this Section 12.03 shall not be entitled to bring suit for the recovery of the value of his Limited Partnership interests or money damages with respect to the transaction. A "Dissenting Limited Partner" in respect of any merger, exchange or conversion shall expressly exclude any Limited Partner who votes in favor of the related plan of merger, plan of exchange or plan of conversion or who abstains or fails to timely vote therefor. In the event of a plan of merger, plan of exchange or plan of conversion approved by written consent, a "Dissenting Limited Partner" in respect of any related merger, exchange or conversion shall expressly exclude Limited Partners who provide such written consent and Limited Partners who fail to object to the merger, exchange or conversion and demands payment for such Limited Partner's Limited Partnership Interest in writing to the General Partner within twenty (20) days after notice to the Limited Partners of the receipt by the Partnership of written consents sufficient to approve such merger, exchange or conversion. All such Limited Partners who are not included within the definition of Dissenting Limited Partner in respect of any merger, exchange or conversion shall participate in the merger, exchange or conversion according to the approved plan of merger, plan of exchange or plan of conversion.

(b)   Any Dissenting Limited Partner who has opted for payment for his Limited Partnership interests shall not thereafter be entitled to vote or exercise any other rights of a Limited Partner except the right to receive payment for his Limited Partnership interests and the right to maintain an appropriate action to obtain relief on the ground that the transaction would be or was fraudulent. Limited Partnership Interests of Dissenting Limited Partners for which payment has been made shall not thereafter be considered outstanding for the purposes of any subsequent vote of the Limited Partners.

(c)   Within twenty (20) days after a Dissenting Limited Partner votes against any plan of merger, plan of exchange or plan of conversion which is approved by a vote of the Limited Partners, or in connection with a Limited Partner's objection to any plan of merger, plan of exchange or plan of conversion approved by the written consent of the Limited Partners, the Dissenting Limited Partner may demand by written notice to the General Partner that payment for his Limited Partnership Interest be made. Upon receipt of such a payment demand, the General Partner shall (i) make a notation on the records of the Partnership that such demand has been made and (ii) within a reasonable period of time after the later of the receipt of a payment demand or the consummation of the merger, exchange or conversion, cause the Partnership to pay to the Dissenting Limited Partner the fair value of such Dissenting Limited Partner's Partnership Interest without interest. The fair value of a Dissenting Limited Partner's

Partnership Interest shall be an amount equal to the Dissenting Limited Partner's pro rata share (as would be determined under Section 5.06 hereof if the Partnership were liquidating) of the appraised value of the net assets of the Partnership based on an appraisal of all assets of the Partnership from a Competent Independent Expert. The assets of the Partnership shall be appraised on a consistent basis. The appraisal shall be based on an evaluation of all relevant information and shall include the current value of the Partnership's assets as of the date immediately prior to the proposed merger, exchange or conversion. The appraisal shall assume an orderly liquidation of the Partnership's assets over a twelve (12) month period, shall consider other balance sheet items, and shall be net of the assumed cost of sale. The terms of the engagement of the appraiser shall clearly state that the engagement is for the benefit of the Partnership and its Limited Partners. A summary of the independent appraisal, including all material assumptions underlying the appraisal, shall be provided to Dissenting Limited Partners in connection with the payment of the fair value of their Limited Partnership Interests.

(d)   If a Dissenting Limited Partner shall fail to make a payment demand within the period provided in Section 12.03(c) hereof or, in respect of a plan of merger, plan of exchange or plan of conversion approved by written consent of the Limited Partners, shall fail to provide notice of dissent within the period set forth in Section 12.03(a) hereof, such Dissenting Limited Partner and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger, conversion or exchange and shall be bound thereby, the right of such Dissenting Limited Partner to be paid the fair value of his Limited Partnership Interest shall cease, and his status as a Limited Partner shall be restored without prejudice to any proceedings which may have been taken during the interim, and such Dissenting Limited Partner shall be entitled to receive any distributions made to Limited Partners in the interim.

12.04 **Roll-Up Transactions**. If the Partnership adopts any plan of merger, plan of exchange or plan of conversion which, if effected, would result in a "Roll-Up Transaction", as defined in the Articles of Incorporation, then any such transaction shall be subject to and effected strictly in compliance with the provisions applicable to Roll-Up Transactions set forth in Section 13.3 of the Articles of Incorporation.

ARTICLE XIII

GENERAL PROVISIONS

13.01 **Notices**. All communications required or permitted under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or upon deposit in the United States mail, registered, postage prepaid return receipt requested, to the Partners at the addresses set forth in Exhibit A attached hereto; provided, however, that any Partner may specify a different address by notifying the General Partner in writing of such different address. Notices to the Partnership shall be delivered at or mailed to its specified office.

13.02 **Survival of Rights**. Subject to the provisions hereof limiting transfers, this Agreement shall be binding upon and inure to the benefit of the Partners and the Partnership and their respective legal representatives, successors, transferees and assigns.

13.03 **Additional Documents**. Each Partner agrees to perform all further acts and execute, swear to, acknowledge and deliver all further documents which may be reasonable, necessary, appropriate or desirable to carry out the provisions of this Agreement or the Act.

13.04 **Severability**. If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

13.05 **Entire Agreement**. This Agreement and exhibits attached hereto constitute the entire Agreement of the Partners and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof, except as otherwise set forth herein.

13.06 **Pronouns and Plurals**. When the context in which words are used in the Agreement indicates that such is the intent, words in the singular number shall include the plural and the masculine gender shall include the neuter or female gender as the context may require.

13.07 **Headings**. The Article and Section headings in this Agreement are for convenience only and shall not be used in construing the scope of this Agreement or any particular Article or Section hereof.

13.08 **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13.09 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas; provided, however, that any cause of action for violation of federal or state securities law shall not be governed by this Section 13.09.

13.10 **Arbitration**. Notwithstanding anything to the contrary contained in this Agreement, all claims, disputes and controversies between the parties hereto (including, without limitation, any claims, disputes and controversies between the Partnership and any one or more of the Partners and between or among any Partners) arising out of or in connection with this Agreement or the Partnership created hereby, or any act or failure to act by the General Partner or any other Partner hereunder, shall be resolved by binding arbitration in Dallas, Texas by the American Arbitration Association (the "**AAA**"), in accordance with this Section 13.10. Any arbitration called for by this Section 13.10 shall be conducted in accordance with the following procedures:

(a) The Partnership or any Partner (the "**Requesting Party**") may demand arbitration pursuant to this Section 13.10 at any time by giving written notice of such demand (the "**Demand Notice**") to all other Partners and (if the Requesting Party is not the Partnership) to the Partnership which Demand Notice shall describe in reasonable detail the nature of the claim, dispute or controversy.

(b)   Within 15 days after the giving of a Demand Notice or such additional time as required by the AAA, the AAA shall select and designate in writing three reputable, disinterested individuals willing to act as an arbitrator of the claim, dispute or controversy in question.

(c)   The presentations of the parties hereto in the arbitration proceeding shall be commenced and completed within sixty (60) days after the selection of the arbitration panel pursuant to subsection B above, and the arbitration panel shall render its decision (and specify in reasonable detail its reasons therefor) in writing within thirty (30) days after the completion of such presentations. Any decision concurred in by any two (2) of the arbitrators shall constitute the decision of the arbitration panel, and unanimity shall not be required.

(d)   The arbitration panel shall include in its decision a direction that all of the attorneys' fees and costs of any party or parties and the costs of such arbitration be paid by the losing party or parties in the arbitration. On the application of a party before or after the initial decision of the arbitration panel, and proof of its attorneys' fees and costs, the arbitration panel shall order the other party to make any payments directed pursuant to the preceding sentence.

Any decision rendered by the arbitration panel in accordance herewith shall be final and binding on the parties hereto, and judgment thereon may be entered by any state or federal court of competent jurisdiction. Arbitration shall be the exclusive method available for resolution of claims, disputes and controversies arising between and among the parties relating to this Agreement and the conduct of the parties hereto in relation to Partnership matters, and the Partnership and its Partners stipulate that the provisions hereof shall be a complete defense to any suit, action or proceeding in any court or before any administrative or arbitration tribunal with respect to any such claim, controversy or dispute. The provisions of this Section 13.10 shall survive the dissolution of the Partnership.

Nothing contained herein shall be deemed to give the arbitrators any authority, power or right to alter, change, amend, modify, add to, or subtract from any of the provisions of this Agreement.

13.11 **Vote of Affiliated Limited Partners**. Notwithstanding any provision to the contrary set forth in this Agreement, in each instance in which the consent, approval or vote of Limited Partners is required hereunder, any Partnership Interest held as a Limited Partner by any Affiliate of the Sponsor shall not be included for purposes of calculating whether the requisite approval of Partners is obtained unless, as of the date of determination, there are no Limited Partners entitled to vote or consent who are not Affiliates of the Sponsor.

13.12 **Acknowledgement as to Exculpation and Indemnification**.

THE PARTIES HERETO ACKNOWLEDGE AND AGREE THAT THIS AGREEMENT CONTAINS EXCULPATION AND INDEMNIFICATION IN RESPECT OF THE ACTIONS OR OMISSIONS OF THE GENERAL PARTNER AND DIRECTORS, OFFICERS AND AFFILIATES OF THE GENERAL PARTNER BY THE PARTNERSHIP EVEN IF SUCH ACTIONS OR OMISSIONS CONSTITUTE NEGLIGENCE OF SUCH PERSONS.

IN WITNESS WHEREOF, the parties hereto have hereunder affixed their signatures to this Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP as of the 27th day of June, 2002.

GENERAL PARTNER:

BEHRINGER HARVARD REIT I, INC.

By: _____
     Gerald J. Reihsen, III, Chief Operating Officer

ORIGINAL LIMITED PARTNER:

BHR PARTNERS, LLC

By: _____
      Robert M. Behringer, President

INDEX OF EXHIBITS

EXHIBIT A - Partners, Capital Contributions and Partnership Units

EXHIBIT B - Notice of Exercise of Exchange Right

EXHIBIT C - Call Notice


EXHIBIT A

PARTNERS, CAPITAL CONTRIBUTIONS AND PARTNERSHIP UNITS

As of June 27, 2002


Partners	Cash Contribution	Agreed Value of Property Contribution	Partnership Units
General Partner:			
Behringer Harvard REIT I, Inc. 1323 North Stemmons Freeway Suite 210 Dallas, Texas 75207	$170	N/A	17 Units
Original Limited Partner:			
BHR Partners, LLC	$170,000	N/A	170,000 Units

Mail:
P. O. Box 50401
Henderson, Nevada 89016

Hand Delivery:
101 Convention Center Drive
Suite 850
Las Vegas, Nevada 89101

Additional Limited Partners:

EXHIBIT B

NOTICE OF EXERCISE OF EXCHANGE RIGHT

In accordance with the Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP, as amended (the "**Agreement**"), the undersigned hereby irrevocably (i) presents for exchange _____ Partnership Units in Behringer Harvard Operating Partnership I LP in accordance with the terms of the Agreement and the Exchange Right referred to therein; (ii) surrenders such Partnership Units and all right, title and interest therein; and (iii) directs that the Cash Amount or REIT Shares Amount (as defined in the Agreement) as determined by the General Partner deliverable upon exercise of the Exchange Right be delivered to the address specified below, and if REIT Shares (as defined in the Agreement) are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below.

Dated:_____   _____
                                           (Signature of Limited Partner)

                                           _____
                                           (Printed Name of Limited Partner)

                                           Mailing Address and Phone No.:

                                           _____
                                           _____
                                           _____
                                           _____
                                           (_____) _____-_____

Signature Guaranteed by: _____

If REIT Shares are to be issued, issue to:

Name: _____

Mailing Address and Phone No.:

        _____
        _____
        _____
        _____
        (_____) _____-_____

Social security or other tax identification number: _____

EXHIBIT C

CALL NOTICE

In accordance with the Agreement of Limited Partnership of Behringer Harvard Operating Partnership I LP, as amended (the "**Agreement**"), the undersigned hereby irrevocably exercises its Call Right (as defined in the Agreement) with regard to all of the Partnership Units owned by _____ in Behringer Harvard Operating Partnership I LP. The undersigned shall pay the [Cash Amount/REIT Shares Amount] to _____ at the notice address of provided in the Agreement upon receipt of (i) the duly executed Partnership Unit Certificate of _____ transferring all right, title and interest in Partnership Units to the undersigned, (ii) if REIT Shares are to be delivered, instructions as to the name, address and taxpayer identification number of the person to whom such REIT Shares will be registered or placed, and (iii) the representation, warranty and certification of that _____ (a) has marketable and unencumbered title to such Partnership Units, free and clear of the rights of or interests of any other person or entity; (b) has the full right, power and authority to transfer and surrender such Partnership Units as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent to or approve of such transfer and surrender.

BEHRINGER HARVARD REIT I, INC.

By: _____

Name:_____

Title: _____

EXHIBIT 10.2
ADVISORY AGREEMENT

This ADVISORY AGREEMENT (this "**Agreement**") is entered into on this the _____ day of _____, 2003, by and between BEHRINGER HARVARD REIT I, INC., a Maryland corporation (the "**Company**"), and BEHRINGER ADVISORS LP, a Texas limited partnership (the "**Advisor**").

W I T N E S S E T H

WHEREAS, the Company will be issuing shares of its common stock, par value $.0001, to the public, such shares to be registered with the Securities and Exchange Commission and may subsequently issue additional securities;

WHEREAS, the Company intends to continue to qualify as a real estate investment trust and to invest its funds in investments permitted by the terms of the Company's Articles of Incorporation and Sections 856 through 860 of the Internal Revenue Code;

WHEREAS, the Company desires to avail itself of the experience, sources of information, advice, assistance and certain facilities available to the Advisor and to have the Advisor undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision of, the Board of Directors of the Company, all as provided herein; and

WHEREAS, the Advisor is willing to undertake to render such services, subject to the supervision of the Board of Directors, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE

DEFINITIONS

The following defined terms used in this Agreement shall have the meanings specified below:

Acquisition Expenses. Any and all expenses incurred by the Company, the Advisor, or any Affiliate of either in connection with the selection, acquisition or development of any Asset, whether or not acquired, including, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, and title insurance premiums.

Acquisition Fees. Any and all fees and commissions, exclusive of Acquisition Expenses but including the Acquisition and Advisory Fees, paid by any Person to any other Person (including any fees or commissions paid by or to any Affiliate of the Company or the Advisor) in connection with making or investing in Mortgages or the purchase, development or construction of an Asset, including, without limitation, real estate commissions, selection fees, Development Fees, Construction Fees, non-recurring management fees, loan fees, points or any other fees of a similar nature. Excluded shall be Development Fees and Construction Fees paid to any Person not affiliated with the Sponsor in connection with the actual development and construction of any Property.

Acquisition and Advisory Fees. The fees payable to the Advisor pursuant to Section 3.01(b).

Advisor. Behringer Advisors LP, a Texas limited partnership, any successor advisor to the Company, or any Person to which Behringer Advisors LP or any successor advisor subcontracts all or substantially all of its functions.

Affiliate or **Affiliated**. As to any Person, (i) any Person directly or indirectly owning, controlling, or holding, with the power to vote, 10% or more of the outstanding voting securities of such Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; (iii) any Person, directly or indirectly, controlling, controlled by, or under common control with such Person; (iv) any executive officer, director, trustee or general partner of such Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

Aggregate Assets Value. The aggregate book value of the Assets at the time of measurement before deducting depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets; provided, however, that during such periods in which the Company is obtaining regular independent valuations of the current value of its net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, "Aggregate Assets Value" will equal the greater of (i) the amount determined pursuant to the foregoing or (ii) the Assets' aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other non-cash reserves and without reduction for any debt secured by or relating to such assets.

Appraised Value. Value according to an appraisal made by an Independent Appraiser.

Articles of Incorporation. The Articles of Incorporation of the Company filed with the Maryland State Department of Assessments and Taxation in accordance with the Maryland General Corporation Law, as amended from time to time.

Assets. Properties, Mortgages and other investments (other than investments in bank accounts, money market funds or other current assets, whether of the proceeds from an Offering or the sale of an Asset or otherwise) owned by the Company, directly or indirectly through one or more of its Affiliates.

Asset Management Fee. The fee payable to the Advisor for day-to-day professional management services in connection with the Company and its investments in Assets pursuant to this Agreement.

Average Invested Assets. For a specified period, the average of the aggregate book value of the Assets, computed by taking the average of such values at the end of each month during such period; provided, however, that during such periods in which the Company is obtaining regular independent valuations of the current value of its net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, "Average Invested Assets" will equal the greater of (i) the amount determined pursuant to the foregoing or (ii) the Assets' aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other non-cash reserves.

Board of Directors. The Board of Directors of the Company.

Bylaws. The bylaws of the Company, as the same are in effect from time to time.

Change of Control. Any issue, transfer or other disposition of Shares of capital stock of the Company or equity interests in the Partnership (including, without limitation, pursuant to a merger, share exchange or consolidation) which results in a Person or group of Persons beneficially owning or controlling, directly or indirectly, greater than 50% of the voting power of the Company or the Partnership.

Code. Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Company. Behringer Harvard REIT I, Inc., a corporation organized under the laws of the State of Maryland.

Competitive Real Estate Commission. A real estate or brokerage commission for the purchase or sale of a Property which is reasonable, customary, and competitive in light of the size, type and location of the Property.

Construction Fee. A fee or other remuneration for acting as general contractor and/or construction manager to construct improvements, supervise and coordinate projects or to provide major repairs or rehabilitations on a Property.

Contract Purchase Price. The amount actually paid or allocated in respect of the purchase, development, construction or improvement of an Asset or the amount of funds advanced with respect to a Mortgage, exclusive of Acquisition Fees and Acquisition Expenses.

Contract Sales Price. The total consideration provided for in the sales contract for the sale of a Property.

Dealer Manager. Behringer Securities LP, an Affiliate of the Advisor, or such Person selected by the Board of Directors to act as the dealer manager for an Offering.

Development Fee. A fee for the packaging of a Property or Mortgage, including the negotiation and approval of plans, and any assistance in obtaining zoning and necessary variances and financing for a specific Property, either initially or at a later date.

Director. A member of the Board of Directors.

Dividends. Any dividends or other distributions of money or other property by the Company to owners of Shares, including distributions that may constitute a return of capital for federal income tax purposes.

Gross Proceeds. The aggregate purchase price of all Shares sold for the account of the Company through an Offering, without deduction for selling commissions, volume discounts, any marketing support and due diligence expense reimbursement or Organization and Offering Expenses. For the purpose of computing Gross Proceeds, the purchase price of any Share for which reduced selling commissions are paid to the Dealer Manager or a Soliciting Dealer (where net proceeds to the Company are not reduced) shall be deemed to be the full amount of the Offering price per Share pursuant to the Prospectus for such Offering without reduction.

Independent Appraiser. A Person with no material current or prior business or personal relationship with the Advisor or the Directors and who is a qualified appraiser of Real Property of the type held by the Company or of other Assets as determined by the Board of Directors. Membership in a nationally recognized appraisal society such as the American Institute of Real Estate Appraisers or the Society of Real Estate Appraisers shall be conclusive evidence of such qualification as to Real Property.

Independent Director. A Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Sponsor, the Advisor or any of their Affiliates by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their Affiliates, other than the Company, (ii) employment by the Sponsor, the Advisor or any of their Affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their Affiliates, other than as a Director of the Company, (iv) performance of services, other than as a Director of the Company, (v) service as a director or trustee of more than three real estate investment trusts organized by the Sponsor or advised by the Advisor, or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their Affiliates. A business or professional relationship is considered material if the aggregate gross revenue derived by the Director from the Sponsor, the Advisor and their Affiliates exceeds 5.0% of either the Director's annual gross income during either of the last two years or the Director's net worth on a fair market value basis. An indirect association with the Sponsor or the Advisor shall include circumstances in which a Director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor, any of their Affiliates, or the Company.

Intellectual Property Rights. All rights, titles and interests, whether foreign or domestic, in and to any and all trade secrets, confidential information rights, patents, invention rights, copyrights, service marks, trademarks, know-how, or similar intellectual property rights and all applications and rights to apply for such rights, as well as any and all moral rights, rights of privacy, publicity and similar rights and license rights of any type under the laws or regulations of any governmental, regulatory, or judicial authority, foreign or domestic and all renewals and extensions thereof.

Invested Capital. The amount calculated by multiplying the total number of Shares purchased by Stockholders by the issue price, reduced by the portion of any Dividend that is attributable to Net Sales Proceeds and by any amounts paid by the Company to repurchase Shares pursuant to the Company's plan for repurchase of Shares.

Joint Ventures. The joint venture or partnership arrangements in which the Company or the Partnership is a co-venturer or general partner which are established to acquire or hold Assets.

Listing or Listed. The listing of the Shares of the Company on a national securities exchange or the quotation of shares on The Nasdaq Stock Market. Upon such Listing, the Shares shall be deemed Listed.

Mortgages. In connection with mortgage financing provided, invested in or purchased by the Company, all of the notes, deeds of trust, security interests or other evidences of indebtedness or obligations, which are secured or collateralized by Real Property owned by the borrowers under such notes, deeds of trust, security interests or other evidences of indebtedness or obligations.

Net Income. For any period, the Company's total revenues applicable to such period, less the total expenses applicable to such period other than additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Assets.

Net Sales Proceeds. In the case of a transaction described in clause (i)(A) of the definition of Sale, the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including all real estate commissions, closing costs and legal fees and expenses. In the case of a transaction described in clause (i)(B) of such definition, Net Sales Proceeds means the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including any legal fees and expenses and other selling expenses incurred in connection with such transaction. In the case of a transaction described in clause (i)(C) of such definition, Net Sales Proceeds means the proceeds of any such transaction actually distributed to the Company from the Joint Venture less the amount of any selling expenses, including legal fees and expenses incurred by or on behalf of the Company (other than those paid by the Joint Venture). In the case of a transaction or series of transactions described in clause (i)(D) of the definition of Sale, Net Sales Proceeds means the proceeds of any such transaction (including the aggregate of all payments under a Mortgage or in satisfaction thereof other than regularly scheduled interest payments) less the amount of selling expenses incurred by or on behalf of the Company, including all commissions closing costs and legal fees and expenses. In the case of a transaction described in clause (i)(E) of such definition, Net Sales Proceeds means the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including any legal fees and expenses and other selling expenses incurred in connection with such transaction. In the case of a transaction described in clause (ii) of the definition of Sale, Net Sales Proceeds means the proceeds of such transaction or series of transactions less all amounts generated thereby which are reinvested in one or more Assets within 180 days thereafter and less the amount of any real estate commissions, closing costs, and legal fees and expenses and other selling expenses incurred by or allocated to the Company in connection with such transaction or series of transactions. Net Sales Proceeds shall also include any consideration (including non-cash consideration such as stock, notes, or other property or securities) that the Company determines, in its discretion, to be economically equivalent to proceeds of a Sale, valued in the reasonable determination of the Company. Net Sales Proceeds shall not include any reserves established by the Company in its sole discretion.

Offering. Any public offering of Shares pursuant to an effective registration statement filed under the Securities Act.

Operating Expenses. All costs and expenses paid or incurred by the Company, as determined under generally accepted accounting principles, which are in any way related to the operation of the Company or to Company business, including the Asset Management Fee, but excluding (i) the expenses of raising capital such as Organization and Offering Expenses, legal, audit, accounting, underwriting, brokerage, listing, registration, and other fees, printing and other such expenses and tax incurred in connection with the issuance, distribution, transfer, registration and Listing of the Shares, (ii) interest payments, (iii) taxes, (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves, (v) the Subordinated Share of Net Sales Proceeds, (vi) the Performance Fee, (vii) the Subordinated Incentive Listing Fee, (viii) Acquisition Fees and Acquisition Expenses, (ix) real estate commissions on the Sale of Property, and (x) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Organization and Offering Expenses. Any and all costs and expenses, other than selling commissions and the 2.5% dealer manager fee, incurred by the Advisor or any Affiliate in connection with the formation, qualification and registration of the Company and the marketing and distribution of its Shares, including, without limitation, the following: legal, accounting and escrow fees; printing, amending, supplementing, mailing and distributing costs; filing, registration and qualification fees and taxes; telecopier and telephone costs; and all advertising and marketing expenses, including the costs related to investor and broker-dealer sales meetings.

Partnership. Behringer Harvard Operating Partnership I LP, a Texas limited partnership, through which the Company may own Assets.

Performance Fee. The fee payable to the Advisor upon termination of this Agreement under certain circumstances if certain performance standards have been met pursuant to Section 4.03(b) or (c).

Person. An individual, corporation, business trust, estate, trust, partnership, limited liability company or other legal entity.

Property or Properties. As the context requires, any, or all, respectively, of the Real Property acquired by the Company, either directly or through joint venture arrangements or other partnership or investment interests.

Proprietary Property. All modeling algorithms, tools, computer programs, know-how, methodologies, processes, technologies, ideas, concepts, skills, routines, subroutines, operating instructions and other materials and aides used in performing the duties set forth in Section 2.02 that relate to investment advice regarding current and potential Assets, and all modifications, enhancements and derivative works of the foregoing.

Prospectus. Prospectus has the meaning set forth in Section 2(10) of the Securities Act, including a preliminary prospectus, an offering circular as described in Rule 256 of the General Rules and Regulations under the Securities Act or, in the case of an intrastate offering, any document by whatever name known, utilized for the purpose of offering and selling securities of the Company to the public.

Real Property. Land, rights in land (including leasehold interests), and any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.

REIT. A corporation, trust, association or other legal entity (other than a real estate syndication) that is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interest) or in loans secured by real estate or both in accordance with Sections 856 through 860 of the Code.

Sale or Sales. (i) Any transaction or series of transactions whereby: (A) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of any Property or portion thereof, including the lease of any Property consisting of a building only, and including any event with respect to any Property which gives rise to a significant amount of insurance proceeds or condemnation awards; (B) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of all or substantially all of the interest of the Company or the Partnership in any Joint Venture in which it is a co-venturer or partner; (C) any Joint Venture directly or indirectly (except as described in other subsections of this definition) in which the Company or the Partnership as a co-venturer or partner sells, grants, transfers, conveys, or relinquishes its ownership of any Property or portion thereof, including any event with respect to any Property which gives rise to insurance claims or condemnation awards; (D) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, conveys or relinquishes its interest in any Mortgage or portion thereof (including with respect to any Mortgage, all repayments thereunder or in satisfaction thereof other than regularly scheduled interest payments) and any event with respect to a Mortgage which gives rise to a significant amount of insurance proceeds or similar awards; or (E) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of any other Asset not previously described in this definition or any portion thereof, but (ii) not including any transaction or series of transactions specified in clause (i) (A) through (E) above in which the proceeds of such transaction or series of transactions are reinvested in one or more Assets within 180 days thereafter.

Securities Act. The Securities Act of 1933, as amended from time to time, or any successor statute thereto. Reference to any provision of the Securities Act shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Shares. Any shares of the Company's common stock, par value $.0001 per share.

Soliciting Dealers. Broker-dealers who are members of the National Association of Securities Dealers, Inc., or that are exempt from broker-dealer registration, and who, in either case, have executed participating broker or other agreements with the Dealer Manager to sell Shares.

Sponsor. Robert M. Behringer.

Stockholders. The record holders of the Company's Shares as maintained in the books and records of the Company or its transfer agent.

Stockholders' 9.0% Return. As of each date, an aggregate amount equal to a 9.0% cumulative, noncompounded, annual return on Invested Capital.

Subordinated Disposition Fee. The fee payable to the Advisor for services provided in connection with the Sale of one or more Properties pursuant to Section 3.01(c).

Subordinated Incentive Listing Fee. The fee payable to the Advisor under certain circumstances if the Shares are Listed pursuant to Section 3.01(e).

Subordinated Share of Net Sales Proceeds. The fee payable to the Advisor under certain circumstances following receipt of Net Sales Proceeds pursuant to Section 3.01(d).

Termination Date. The date of termination of this Agreement.

2%/25% Guidelines. The requirement pursuant to the Statement of Policy Regarding Real Estate Investment Trusts of the North American Securities Administrators Association, Inc. that, in any 12 month period, total Operating Expenses not exceed the greater of 2% of Average Invested Assets during such 12 month period or 25% of Net Income over the same 12 month period.


ARTICLE II

THE ADVISOR


2.01   **Appointment**. The Company hereby appoints the Advisor to serve as its advisor on the terms and conditions set forth in this Agreement, and the Advisor hereby accepts such appointment.

2.02   **Duties of the Advisor**. The Advisor undertakes to use its best efforts to present to the Company potential investment opportunities and to provide a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Board of Directors. In performance of this undertaking, subject to the supervision of the Board of Directors and consistent with the provisions of the Company's most recent Prospectus for Shares, the Articles of Incorporation and Bylaws, the Advisor shall, either directly or by engaging an Affiliate of the Advisor or other Person:

     (a)   serve as the Company's investment and financial advisor and provide research and economic and statistical data in connection with the Assets and investment policies;

(b)   provide the daily management of the Company and perform and supervise the various administrative functions reasonably necessary for the management and operations of the Company;

(c)   maintain and preserve the books and records of the Company, including stock books and records reflecting a record of the Stockholders and their ownership of the Company's uncertificated Shares, if any, and acting as transfer agent for the Company's Shares;

(d)   investigate, select, and, on behalf of the Company, engage and conduct business with such Persons as the Advisor deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, mortgagors, property management companies, transfer agents and any and all agents for any of the foregoing, including Affiliates of the Advisor, and Persons acting in any other capacity deemed by the Advisor necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in the name of the Company with any of the foregoing;

(e)   consult with the officers and the Board of Directors and assist the Board of Directors in the formulation and implementation of the Company's financial policies, and, as necessary, furnish the Board of Directors with advice and recommendations with respect to the making of investments consistent with the investment objectives and policies of the Company and in connection with any borrowings proposed to be undertaken by the Company;

(f)   subject to the provisions of Sections 2.02(h) and 2.03 hereof, (i) locate, analyze and select potential investments in Assets, (ii) structure and negotiate the terms and conditions of transactions pursuant to which investment in Assets will be made; (iii) make investments in Assets on behalf of the Company or the Partnership in compliance with the investment objectives and policies of the Company; (iv) arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with the investments in, Assets; and (v) enter into leases of Property and service contracts for Assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such Assets, including the servicing of Mortgages;

(g)   provide the Board of Directors with periodic reports regarding prospective investments in Assets;

(h)   obtain the prior approval of the Board of Directors (including a majority of all Independent Directors) for any and all investments in Assets;

(i)   negotiate on behalf of the Company with banks or lenders for loans to be made to the Company, negotiate on behalf of the Company with investment banking firms and broker-dealers, and negotiate private sales of Shares and other securities of the Company or obtain loans for the Company, as and when appropriate, but in no event in such a way so that the Advisor shall be acting as broker-dealer or underwriter; and provided, further, that any fees and costs payable to third parties incurred by the Advisor in connection with the foregoing shall be the responsibility of the Company;

(j)   obtain reports (which may be prepared by or for the Advisor or its Affiliates), where appropriate, concerning the value of investments or contemplated investments of the Company in Assets;

(k)   from time to time, or at any time reasonably requested by the Board of Directors, make reports to the Board of Directors of its performance of services to the Company under this Agreement;

(l)   provide the Company with all necessary cash management services;

(m)   deliver to or maintain on behalf of the Company copies of all appraisals obtained in connection with the investments in Assets;

(n)   upon request of the Company, act, or obtain the services of others to act, as attorney-in-fact or agent of the Company in making, requiring and disposing of Assets, disbursing, and collecting the funds, paying the debts and fulfilling the obligations of the Company and handling, prosecuting and settling any claims of the Company, including foreclosing and otherwise enforcing mortgage and other liens and security interests comprising any of the Assets;

(o)   supervise the preparation and filing and distribution of returns and reports to governmental agencies and to Stockholders and other investors and act on behalf of the Company in connection with investor relations;

(p)   provide office space, equipment and personnel as required for the performance of the foregoing services as Advisor;

(q)   prepare on behalf of the Company all reports and returns required by the Securities and Exchange Commission, Internal Revenue Service and other state or federal governmental agencies; and

(s)   do all things necessary to assure its ability to render the services described in this Agreement.

2.03   **Authority of Advisor**.

(a)   Pursuant to the terms of this Agreement (including the restrictions included in this Section 2.03 and in Section 2.06), and subject to the continuing and exclusive authority of the Board of Directors over the management of the Company, the Board of Directors hereby delegates to the Advisor the authority to (i) locate, analyze and select investment opportunities, (ii) structure the terms and conditions of transactions pursuant to which investments will be made or acquired for the Company or the Partnership, (iii) acquire Properties, make and acquire Mortgages and invest in other Assets in compliance with the investment objectives and policies of the Company, (iv) arrange for financing or refinancing of Assets, (v) enter into leases for the Properties and service contracts for the Assets, including oversight of Affiliated companies that perform property management or other services for the Company, (vi) oversee non-affiliated and Affiliated property managers and other non-affiliated and Affiliated Persons who perform services for the Company, and (vii) undertake accounting and other record-keeping functions at the Asset level.

(b)   Notwithstanding the foregoing, any investment in Assets by the Company or the Partnership (as well as any financing acquired by the Company or the Partnership in connection with such investment), will require the prior approval of the Board of Directors (including a majority of the Independent Directors).

(c) The prior approval of a majority of the Independent Directors and a majority of the Board of Directors not otherwise interested in the transaction will be required for each transaction with the Advisor or its Affiliates.

(d) If a transaction requires approval by the Board of Directors, the Advisor will deliver to the Directors all documents required by them to properly evaluate the proposed transaction.

The Board of Directors may, at any time upon the giving of notice to the Advisor, modify or revoke the authority set forth in this Section 2.03. If and to the extent the Board of Directors so modifies or revokes the authority contained herein, the Advisor shall henceforth submit to the Board of Directors for prior approval such proposed transactions involving investments in Assets as thereafter require prior approval, provided however, that such modification or revocation shall be effective upon receipt by the Advisor and shall not be applicable to investment transactions to which the Advisor has committed the Company prior to the date of receipt by the Advisor of such notification.

2.04 **Bank Accounts**. The Advisor may establish and maintain one or more bank accounts in its own name for the account of the Company or in the name of the Company and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Company, under such terms and conditions as the Board of Directors may approve, provided that no funds shall be commingled with the funds of the Advisor; and the Advisor shall from time to time render appropriate accountings of such collections and payments to the Board of Directors, its Audit Committee and the auditors of the Company.

2.05 **Records; Access**. The Advisor shall maintain appropriate records of all its activities hereunder and make such records available for inspection by the Board of Directors and by counsel, auditors and authorized agents of the Company, at any time or from time to time during normal business hours. The Advisor shall at all reasonable times have access to the books and records of the Company.

2.06 **Limitations on Activities**. Anything else in this Agreement to the contrary notwithstanding, the Advisor shall refrain from taking any action which, in its sole judgment made in good faith, would (a) adversely affect the status of the Company as a REIT, (b) subject the Company to regulation under the Investment Company Act of 1940, as amended, or (c) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the Company, the Shares or any of the Company's securities, or otherwise not be permitted by the Articles of Incorporation or Bylaws, except if such action shall be ordered by the Board of Directors, in which case the Advisor shall notify promptly the Board of Directors of the Advisor's judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board of Directors. In such event the Advisor shall have no liability for acting in accordance with the specific instructions of the Board of Directors so given. The Advisor, its directors, officers, employees and stockholders, and the directors, officers, employees and stockholders of the Advisor's Affiliates shall not be liable to the Company or to the Board of Directors or Stockholders for any act or omission by the Advisor, its directors, officers, employees or stockholders, or for any act or omission of any Affiliate of the Advisor, its directors, officers or employees or stockholders except as provided in Section 5.02 of this Agreement.

2.07 **Relationship with Directors**. Directors, officers and employees of the Advisor or an Affiliate of the Advisor may serve as Directors, officers or employees of the Company, except that no director, officer or employee of the Advisor or its Affiliates who also is a Director shall receive any compensation from the Company for serving as a Director other than reasonable reimbursement for travel and related expenses incurred in attending meetings of the Board of Directors.

2.08   **Other Activities of the Advisor**. Nothing herein contained shall prevent the Advisor or its Affiliates from engaging in other activities, including, without limitation, the rendering of advice to other Persons (including other REITs) and the management of other programs advised, sponsored or organized by the Advisor or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, employee, or stockholder of the Advisor or its Affiliates to engage in any other business or to render services of any kind to any other Person. The Advisor may, with respect to any investment in which the Company is a participant, also render advice and service to each and every other participant therein. The Advisor shall report to the Board of Directors the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or could create a conflict of interest between the Advisor's obligations to the Company and its obligations to or its interest in any other Person. The Advisor or its Affiliates shall promptly disclose to the Board of Directors knowledge of such condition or circumstance. If the Sponsor, Advisor, Director or Affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Company, it shall be the duty of the Board of Directors (including the Independent Directors) to adopt the method set forth in the Company's most recent Prospectus for its Shares or another reasonable method by which investments are to be allocated to the competing investment entities and to use their best efforts to apply such method fairly to the Company.

ARTICLE III

COMPENSATION

3.01   **Fees**.

(a)   Asset Management Fee.   The Company shall pay the Advisor a monthly Asset Management Fee on the 15th day of each month in an amount equal to 1/12th of 0.5% of Aggregate Assets Value as of the last day of the preceding month. The Asset Management Fee may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the Asset Management Fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

(b)   Acquisition and Advisory Fees. The Company shall pay the Advisor a fee in the amount of 3.0% of the Contract Purchase Price of each Asset as Acquisition and Advisory Fees payable at the time and in respect of funds expended for (i) the acquisition of an Asset, (ii) to the extent that such funds are capitalized, for the development, construction or improvement of an Asset, or (iii) the making of a Mortgage. The total of all Acquisition Fees and any Acquisition Expenses shall be limited in accordance with the Articles of Incorporation. All or any portion of any Acquisition and Advisory Fees and Acquisition Expenses not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

(c)   Subordinated Disposition Fee. If the Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the Independent Directors) in connection with the Sale of one or more Properties, the Advisor or such Affiliate shall receive a Subordinated Disposition Fee equal to the lesser of (i) one-half of a Competitive Real Estate Commission or (ii) 3.0% of the sales price of such Property or Properties. The Subordinated Disposition Fee will be paid only if Stockholders have received total Dividends in an amount equal to the sum of their aggregate Invested Capital and Stockholders' 9.0% Return. To the extent that Subordinated

Disposition Fees are not paid by the Company on a current basis due to the foregoing limitation, the unpaid fees will be accrued and paid at such time as the subordination conditions have been satisfied. The Subordinated Disposition Fee may be paid in addition to real estate commissions paid to non-Affiliates, provided that the total real estate commissions paid to all Persons by the Company (including the Subordinated Disposition Fee) shall not exceed an amount equal to the lesser of (i) 6.0% of the Contract Sales Price of a Property or (ii) the Competitive Real Estate Commission. In the event this Agreement is terminated prior to such time as the Stockholders have received total Dividends in an amount equal to 100% of Invested Capital plus an amount sufficient to pay the Stockholders' 9.0% Return through the Termination Date, an appraisal of the Assets then owned by the Company shall be made and the Subordinated Disposition Fee on Properties previously sold will be deemed earned and payable if the Appraised Value of the Assets plus any investments in bank accounts, money market funds or other current assets then owned directly or indirectly by the Company plus total Dividends received prior to the Termination Date equals 100% of Invested Capital plus an amount sufficient to pay the Stockholders' 9.0% Return through the Termination Date. Upon Listing, if the Advisor has earned and accrued but not been paid such Subordinated Disposition Fee, then for purposes of determining whether the subordination conditions have been satisfied, Stockholders will be deemed to have received Dividends in the amount equal to the product of the total number of Shares outstanding and the average closing price of the Shares over a period, beginning 180 days after Listing, of 30 days during which the Shares are traded (the "**Market Value**").

(d)   Subordinated Share of Net Sales Proceeds. The Subordinated Share of Net Sales Proceeds shall be payable to the Advisor in an amount equal to 15.0% of Net Sales Proceeds remaining after the Stockholders have received Dividends equal to the sum of the Stockholders' 9.0% Return and 100% of Invested Capital. To the extent that the Subordinated Share of Net Sales Proceeds is not paid by the Company on a current basis due to the foregoing limitation, the unpaid amount will be accrued and paid at such time as the subordination conditions have been satisfied. Following Listing, no Subordinated Share of Net Sales Proceeds other then any accrued and unpaid Subordinated Share of Net Sales Proceeds will be paid to the Advisor.

(e)   Subordinated Incentive Listing Fee. Upon Listing, the Advisor shall be entitled to the Subordinated Incentive Listing Fee in an amount equal to 15.0% of the amount by which (i) the market value of the outstanding Shares, measured by taking the Market Value, plus the total of all Dividends paid to Stockholders from the Company's inception until the date of Listing, exceeds (ii) the sum of (A) 100% of Invested Capital and (B) the total Dividends required to be paid to the Stockholders in order to pay the Stockholders' 9.0% Return from inception through the date of Listing. The Company shall pay such fee, with interest, at such time as the Company completes the first Sale after Listing. Payment shall be made from the Net Sales Proceeds of such Sale. Interest will accrue beginning on the date of Listing at a rate deemed fair and reasonable by the Independent Directors on the date of Listing. If the Net Sales Proceeds from the first Sale after Listing are insufficient to pay the Subordinated Incentive Listing Fee in full, plus accrued interest, then the Subordinated Incentive Listing Fee shall be paid in part with such Net Sales Proceeds, and in part from the Net Sales Proceeds from the next successive Sales until the Subordinated Incentive Listing Fee is paid in full, with interest. If the Subordinated Incentive Listing Fee has not been paid in full within five years from the date of Listing, then the Advisor, its successors or assigns, may elect to convert the balance of the fee, including accrued but unpaid interest, into Shares at a price per Share equal to the average closing price of the Shares over the ten trading days immediately preceding the date of such election. If the Shares are no longer listed at such time as the Subordinated Incentive Listing Fee becomes convertible into Shares as provided by this paragraph, then the price per Share, for purposes of conversion, shall equal the fair market value for the Shares as determined by the Board of Directors based upon the Appraised Value of the Assets as of the date of election.

3.02 **Expenses**.

(a) In addition to the compensation paid to the Advisor pursuant to Section 3.01 hereof, the Company shall pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor in connection with the services it provides to the Company pursuant to this Agreement, including, but not limited to:

(i) Organization and Offering Expenses; provided, however, that within 60 days after the end of the month in which an Offering terminates, the Advisor shall reimburse the Company for any Organization and Offering Expenses reimbursement received by the Advisor pursuant to this Section 3.02, to the extent that such reimbursement exceeds 2.5% of the Gross Proceeds. The Advisor shall be responsible for the payment of all Organization and Offering Expenses in excess of 2.5% of the Gross Proceeds;

(ii) Acquisition Expenses incurred in connection with the selection and acquisition of Assets in an amount equal to up to 0.5% of the Contract Purchase Price of each Asset.

(iii) the actual cost of goods, services and materials used by the Company and obtained from Persons not affiliated with the Advisor, other than Acquisition Expenses, including brokerage fees paid in connection with the purchase and sale of Shares or other securities;

(iv) interest and other costs for borrowed money, including discounts, points and other similar fees;

(v) taxes and assessments on income or property and taxes as an expense of doing business;

(vi) costs associated with insurance required in connection with the business of the Company or by the Board of Directors;

(vii) expenses of managing and operating Assets owned by the Company, whether payable to an Affiliate of the Company or a non-affiliated Person;

(viii) all expenses in connection with payments to the Board of Directors for attendance at meetings of the Board of Directors and Stockholders;

(ix) expenses associated with Listing or with the issuance and distribution of Shares and other securities of the Company, such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, Listing and registration fees, and other Organization and Offering Expenses;

(x) expenses connected with payments of Dividends in cash or otherwise made or caused to be made by the Company to the Stockholders;

(xi) expenses of organizing, revising, amending, converting, modifying, or terminating the Company or the Articles of Incorporation;

(xii) expenses of any third party transfer agent for the Shares and of maintaining communications with Stockholders, including the cost of preparation, printing, and mailing annual reports and other Stockholder reports, proxy statements and other reports required by governmental entities;

(xiii) administrative service expenses (including personnel costs; provided, however, that no reimbursement shall be made for costs of personnel to the extent that such personnel perform services in transactions for which the Advisor receives a separate fee); and

(xiv) audit, accounting and legal fees.

(b) Expenses incurred by the Advisor on behalf of the Company and payable pursuant to this Section 3.02 shall be reimbursed no less than quarterly to the Advisor within 60 days after the end of each quarter. The Advisor shall prepare a statement documenting the expenses of the Company during each quarter, and shall deliver such statement to the Company within 45 days after the end of each quarter.

3.03 **Other Services**. Should the Board of Directors request that the Advisor or any director, officer or employee thereof render services for the Company other than set forth in Section 2.02, such services shall be separately compensated at such rates and in such amounts as are agreed by the Advisor and the Independent Directors, subject to the limitations contained in the Articles of Incorporation, and shall not be deemed to be services pursuant to the terms of this Agreement.

3.04 **Reimbursement to the Advisor**. The Company shall not reimburse the Advisor to the extent that Operating Expenses (including the Asset Management Fee), in the four consecutive fiscal quarters then ended (the "**Expense Year**") exceed (the "**Excess Amount**") the greater of 2% of Average Invested Assets or 25% of Net Income for such year. Any Excess Amount paid to the Advisor during a fiscal quarter shall be repaid to the Company. Notwithstanding the foregoing, if there is an Excess Amount in any Expense Year and the Independent Directors determine that such excess was justified, based on unusual and nonrecurring factors which they deem sufficient, the Excess Amount may be reimbursed to the Advisor. Within 60 days after the end of any fiscal quarter of the Company for which there is an Excess Amount which the Independent Directors conclude was justified and reimbursable to the Advisor, there shall be sent to the Stockholders a written disclosure of such fact, together with an explanation of the factors the Independent Directors considered in determining that such Excess Amount was justified. Such determination shall be reflected in the minutes of the meetings of the Board of Directors. The Company will not reimburse the Advisor or its Affiliates for services for which the Advisor or its Affiliates are entitled to compensation in the form of a separate fee. All figures used in any computation pursuant to this Section 3.04 shall be determined in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE IV

TERM AND TERMINATION

4.01 **Term; Renewal**. Subject to Section 4.02 hereof, this Agreement shall continue in force until the first anniversary of the date hereof. Thereafter, this Agreement may be renewed for an unlimited number of successive one-year terms upon mutual consent of the parties. It is the duty of the Board of Directors to evaluate the performance of the Advisor annually before renewing the Agreement, and each such renewal shall be for a term of no more than one year.

4.02 **Termination**. This Agreement will automatically terminate upon Listing. This agreement also may be terminated at the option of either party immediately upon a Change of Control or upon 60 days written notice without cause or penalty, by either party (in either case, if termination is by the Company, then such termination shall be upon the approval of a majority of the Independent Directors). Notwithstanding any of the foregoing, the provisions of this Agreement which provide for payment to the Advisor of expenses, fees or other compensation following the date of termination (*i.e.*, Sections 3.01(e) and 4.03) shall continue in full force and effect until all amounts payable thereunder to the Advisor are paid in full.

4.03 **Payments to and Duties of Advisor upon Termination**.

(a)   After the Termination Date, the Advisor shall not be entitled to compensation for further services hereunder except it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements of expenses, subject to the provisions of Section 3.04 hereof, and all earned but unpaid fees payable to the Advisor prior to termination of this Agreement, provided that the Subordinated Incentive Listing Fee, if any, shall be paid in accordance with the provisions of Section 3.01(e).

(b)   Upon termination, unless such termination is by the Company because of a material breach of this Agreement by the Advisor or occurs upon a Change of Control, the Advisor shall be entitled to payment of the Performance Fee equal to 15.0% of the amount, if any, by which (i) the Appraised Value of the Assets on the Termination Date, less the amount of all indebtedness secured by the Assets, plus the total Dividends paid to Stockholders from the Company's inception through the Termination Date, exceeds (ii) Invested Capital plus an amount equal to the Stockholders' 9% Return from inception through the Termination Date. The Company shall pay such Performance Fee, with interest, at such time as the Company completes the first Sale after the Termination Date. Payment shall be made from the Net Sales Proceeds of such Sale. Interest will accrue beginning on the Termination Date at a rate deemed fair and reasonable by the Independent Directors on the Termination Date. If the Net Sales Proceeds from the first Sale after the Termination Date are insufficient to pay the Performance Fee in full, plus accrued interest, then the Performance Fee shall be paid in part with such Net Sales Proceeds, and in part from the Net Sales Proceeds from the next successive Sales until the Performance Fee is paid in full, with interest. If the Performance Fee has not been paid in full within five years from the Termination Date, then the Advisor, its successors or assigns, may elect to convert the balance of the fee, including accrued but unpaid interest, into Shares at a price per Share equal to the average closing price of the Shares over the ten trading days immediately preceding the date of such election if the Shares are Listed at such time. If the Shares are not Listed at such time, the Advisor, its successors or assigns, may elect to convert the balance of the fee, including accrued but unpaid interest, into Shares at a price per Share equal to the fair market value for the Shares as determined by the Board of Directors based upon the Appraised Value of the Assets on the date of election.

(c)   Notwithstanding the foregoing, if termination occurs upon a Change of Control, the Advisor shall be entitled to payment of the Performance Fee equal to 15.0% of the amount, if any, by which (i) the value of the Assets on the Termination Date as determined in good faith by the Board of Directors, including a majority of the Independent Directors, based upon such factors as the consideration paid in connection with the Change of Control and the most recent Appraised Value, less the amount of all indebtedness secured by the Assets, plus the total Dividends paid to Stockholders from the Company's inception through the Termination Date, exceeds (ii) Invested Capital plus an amount equal to the Stockholders' 9% Return from inception through the Termination Date. The surviving entity in the Change of Control (the "Successor") shall pay such Performance Fee, with interest, at such time as the Surviving Entity completes the first Sale after the Termination Date. Payment shall be made from the Net Sales Proceeds of such Sale. Interest will accrue beginning on the Termination Date at the rate of nine percent (9%) per annum. If the Net Sales Proceeds from the first Sale after the Termination Date are insufficient to pay the Performance Fee in full, plus accrued interest, then the Performance Fee shall be paid in part with such Net Sales Proceeds, and in part from the Net Sales Proceeds from the next successive Sales until the Performance Fee is paid in full, with interest. If the Performance Fee has not been paid in full within five years from the Termination Date, then the Advisor, its successors or assigns, may elect to convert the balance of the fee, including accrued but unpaid interest, into shares of common stock of the Successor ("Successor Shares") at a price per share equal to the average closing price of the Successor Shares over the ten trading days immediately preceding the date of such election if the Successor Shares are Listed at such time. If the Successor Shares are not Listed at such time, the Advisor, its successors or assigns, may elect to convert the balance of the fee, including accrued but unpaid interest, into Successor Shares at a price per share equal to the fair market value of the Successor Shares, as determined in good faith by the board of directors of the Successor based upon the appraised value of the assets of the Successor on the date of election.

(d)   In the event that the Advisor disagrees with the valuation of Shares pursuant to Section 4.03(b) where the Shares are not Listed, or the value of the Successor Shares pursuant to Section 4.03(c), where the Successor Shares are not Listed, for purposes of determining the number of shares to be issued to the Advisor following the Advisor's election to convert the balance of the Performance Fee owed to the Advisor, then the fair market value of such shares shall be determined by an independent appraiser of equity value selected by the Advisor and the Successor. If the Advisor and the Successor are unable to agree upon an expert independent appraiser, then each of the Successor and the Advisor shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one such appraiser whose determination shall be final and binding on the parties.

(e)   In the event the Subordinated Incentive Listing Fee is paid to the Advisor following Listing, no Performance Fee will be paid to the Advisor.

(f)   The Advisor shall promptly upon termination:

        (i)   pay over to the Company all money collected and held for the account of the Company pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

        (ii)   deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

        (iii)   deliver to the Board of Directors all assets, including the Assets, and documents of the Company then in the custody of the Advisor; and

        (iv)   cooperate with the Company and take all reasonable actions requested by the Company to provide an orderly management transition.

ARTICLE V

INDEMNIFICATION

5.01   **Indemnification by the Company**.   The Company shall indemnify and hold harmless the Advisor and its Affiliates, including their respective officers, directors, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys' fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance, subject to any limitations imposed by the laws of the State of Maryland, the Articles of Incorporation and the NASAA Guidelines.   The foregoing indemnity shall extend, without limitation, to any claims to the extent relating to any of the events or outcomes set forth in the Prospectus as possible results, outcomes or risks associated with the business and investment objectives of the Company.   Notwithstanding the foregoing, the Advisor shall not be entitled to indemnification or be held harmless pursuant to this Section 5.01 for any activity which the Advisor shall be required to indemnify or hold harmless the Company pursuant to Section 5.02. Any indemnification of the Advisor may be made only out of the net assets of the Company and not from Stockholders.

5.02   **Indemnification by Advisor**.   The Advisor shall indemnify and hold harmless the Company from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys' fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Advisor's bad faith, fraud, misfeasance, misconduct, negligence or reckless disregard of its duties, but the Advisor shall not be held responsible for any action of the Board of Directors in following or declining to follow any advice or recommendation given by the Advisor.

ARTICLE VI

MISCELLANEOUS

6.01   **Assignment to an Affiliate**.   This Agreement may be assigned by the Advisor to an Affiliate of the Advisor with the approval of a majority of the Board of Directors (including a majority of the Independent Directors).   The Advisor may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Board of Directors.   This Agreement shall not be assigned by the Company without the consent of the Advisor, except in the case of an assignment by the Company to a corporation or other organization which is a successor to all of the assets, rights and obligations of the Company, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Company is bound by this Agreement.   This Agreement shall be binding on successors to the Company resulting from a Change of Control or sale of all or substantially all the assets of the Company or the Partnership, and shall likewise be binding upon any successor to the Advisor.

6.02   **Relationship of Advisor and Company**.   The Company and the Advisor are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

6.03   **Notices**.   Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Articles of Incorporation, the Bylaws, or accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Directors and to the Company: Behringer Harvard REIT I, Inc.
1323 N. Stemmons Freeway
Suite 210
Dallas, Texas 75207

To the Advisor: Behringer Advisors LP
1323 N. Stemmons Freeway
Suite 210
Dallas, Texas 75207

Either party shall, as soon as reasonably practicable, give notice in writing to the other party of a change in its address for the purposes of this Section 6.03.

6.04   **Modification**. This Agreement shall not be changed, modified, or amended, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or assignees.

6.05   **Severability**. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

6.06   **Choice of Law; Venue**. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Texas, and venue for any action brought with respect to any claims arising out of this Agreement shall be brought exclusively in Dallas County, Texas.

6.07   **Entire Agreement**. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing signed by each of the parties hereto.

6.08   **Waiver**. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

6.09   **Gender; Number**. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

6.10   **Headings**. The titles and headings of sections and subsections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

6.11   **Execution in Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

6.12   **Name.** Behringer Advisors LP and/or one or more of its Affiliates has a proprietary interest in the names "Harvard" (for the businesses engaged in by the Company and its Affiliates) and "Behringer" (for all purposes). Accordingly, and in recognition of this right, if at any time the Company ceases to retain Behringer Advisors LP or an Affiliate thereof to perform the services of Advisor, the Company will, promptly after receipt of written request from Behringer Advisors LP, cease to conduct business under or use the name "Harvard" or "Behringer" or any diminutive thereof and the Company shall use its best efforts to change the name of the Company to a name that does not contain the name "Harvard" or "Behringer" or any other word or words that might, in the sole discretion of Behringer Advisors LP, be susceptible of indication of some form of relationship between the Company and Behringer Advisors LP or any Affiliate thereof. Consistent with the foregoing, it is specifically recognized that Behringer Advisors LP or one or more of its Affiliates has in the past and may in the future organize, sponsor or otherwise permit to exist other investment vehicles (including vehicles for investment in real estate) and financial and service organizations having "Harvard" or "Behringer" as a part of their name, all without the need for any consent (and without the right to object thereto) by the Company or its Board of Directors.

6.13   **Initial Investment**. The Advisor or one of its Affiliates has contributed $200,000 (the "**Initial Investment**") in exchange for 20,000 Shares of the Company. The Advisor or its Affiliates may not sell any of the Shares purchased with the Initial Investment while the Advisor acts in an advisory capacity to the Company. The restrictions included above shall not apply to any Shares acquired by the Advisor or its Affiliates other than the Shares acquired through the Initial Investment. Neither the Advisor nor its Affiliates shall vote any Shares they now own, or hereafter acquires, in any vote for the election of Directors or any vote regarding the approval or termination of any contract with the Advisor or any of its Affiliates.

6.14   **Ownership of Proprietary Property**. The Advisor retains ownership of and reserves all Intellectual Property Rights in the Proprietary Property. To the extent that the Company has or obtains any claim to any right, title or interest in the Proprietary Property, including without limitation in any suggestions, enhancements or contributions that Company may provide regarding the Proprietary Property, the Company hereby assigns and transfers exclusively to the Advisor all right, title and interest, including without limitation all Intellectual Property Rights, free and clear of any liens, encumbrances or licenses in favor of the Company or any other party, in and to the Proprietary Property. In addition, at the Advisor's expense, the Company will perform any acts that may be deemed desirable by the Advisor to evidence more fully the transfer of ownership of right, title and interest in the Proprietary Property to the Advisor, including but not limited to the execution of any instruments or documents now or hereafter requested by the Advisor to perfect, defend or confirm the assignment described herein, in a form determined by the Advisor.

IN WITNESS WHEREOF, the parties hereto have executed this Advisory Agreement as of the date and year first above written.

BEHRINGER HARVARD REIT I, INC.

By:_____
    Robert M. Behringer, President

BEHRINGER ADVISORS LP

By: Harvard Property Trust, LLC,
    its General Partner

By:_____
    Gerald J. Reihsen, III
    Chief Operating Officer

**ESCROW AGREEMENT**

Wells Fargo Bank Iowa, National Association
666 Walnut N8200-034
Corporate Trust Services, PFG
Des Moines, IA 50309

> Re: <u>Behringer Harvard Mid-Term Value Enhancement Fund I LP</u>

Ladies and Gentlemen:

BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP, a Texas limited partnership (the "Partnership"), will issue in a public offering (the "Offering") units of its limited partnership interests (the "Units") pursuant to a Registration Statement on Form S-11 filed by the Partnership with the Securities and Exchange Commission. Behringer Securities LP, a Texas limited partnership (the "Dealer Manager"), will act as dealer manager for the offering of the Units. The Partnership is entering into this agreement to set forth the terms on which Wells Fargo Bank Iowa, National Association (the "Escrow Agent"), will hold and disburse the proceeds from subscriptions for the purchase of the Units in the Offering until such time as: (i) in the case of subscriptions received from all nonaffiliates of the Partnership, the Partnership has received subscriptions for Units resulting in total minimum capital raised of $2,000,000 (the "Required Capital"); (ii) in the case of subscriptions received from residents of Pennsylvania ("Pennsylvania Subscribers") and Nebraska ("Nebraska Subscribers"), the Partnership has received subscriptions for Units from nonaffiliates of the Partnership resulting in total minimum capital raised of $22,000,000 (the "Pennsylvania/Nebraska Required Capital"); and (iii) in the case of subscriptions received from residents of New York ("New York Subscribers"), the Partnership has received subscriptions for Units resulting in total minimum capital raised of $2,500,000 (the "New York Required Capital").

The Partnership hereby appoints Wells Fargo Bank Iowa, National Association, as Escrow Agent for purposes of holding the proceeds from the subscriptions for the Units, on the terms and conditions hereinafter set forth:

1.   Persons subscribing to purchase the Units (the "Subscribers") will be instructed by the Dealer Manager or any soliciting dealers to remit the purchase price in the form of checks, drafts, wires, Automated Clearing House (ACH) or money orders (*hereinafter* "instruments of payment") payable to the order of "Wells Fargo Bank Iowa, N.A., Escrow Agent for Behringer Harvard Mid-Term Value Enhancement Fund I LP." Any checks, drafts or money orders received made payable to a party other than the Escrow Agent shall be returned to the soliciting dealer who submitted the check, draft or money order. Within one (1) business day after receipt of instruments of payment from the Offering, the Dealer Manager will (a) send to the Escrow Agent: each Subscriber's name, address, executed IRS Form W-9, number of Units purchased, and purchase price remitted, and (b) deposit the instruments of payment from such Subscribers (the "Subscription Materials"), into an interest-bearing deposit account entitled "ESCROW ACCOUNT FOR THE BENEFIT OF SUBSCRIBERS FOR UNITS OF BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP" (the "Escrow Account"), which deposit shall occur within one (1) business day after the Dealer Manager's receipt of all the Subscription Materials, until such Escrow Account has closed pursuant to paragraph 3(a) hereof. Instruments of payment received from Pennsylvania Subscribers and Nebraska Subscribers (as identified as such by the Partnership) shall be accounted for separately in a subaccount entitled "ESCROW ACCOUNT FOR THE BENEFIT OF PENNSYLVANIA AND NEBRASKA SUBSCRIBERS" (the "Pennsylvania/Nebraska Escrow Account"), until such Pennsylvania/Nebraska Escrow Account has closed pursuant to paragraph 3(a) hereof. Instruments of payment received from New York Subscribers (as identified as

such by the Partnership) shall be accounted for separately in a subaccount entitled "ESCROW ACCOUNT FOR THE BENEFIT OF NEW YORK SUBSCRIBERS" (the "New York Escrow Account"), until such New York Escrow Account has closed pursuant to paragraph 3(a) hereof. The Director of Banking and Finance of the State of Nebraska shall have the right to inspect and make copies of the records of the Escrow Agent relating to the Pennsylvania/Nebraska Escrow Account at any reasonable time wherever the records are located. Each of the Escrow Account, the Pennsylvania/Nebraska Escrow Account, and New York Escrow Account will be established and maintained in such a way as to permit the interest income calculations described in paragraph 7.

2.   The Escrow Agent agrees to promptly process for collection the instruments of payment upon deposit into the applicable Escrow Account, Pennsylvania/Nebraska Escrow Account, or New York Escrow Account. Deposits shall be held in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, and the New York Escrow Account until such funds are disbursed in accordance with paragraph 3 hereof. Prior to disbursement of the funds deposited in the Escrow Account, such funds shall not be subject to claims by creditors of the Company, the Dealer Manager or any of their affiliates. If any of the instruments of payment are returned to the Escrow Agent for nonpayment prior to receipt of the Required Capital or, in connection with subscriptions from Pennsylvania Subscribers, the Pennsylvania/Nebraska Required Capital or, in connection with subscriptions from New York Subscribers, the New York Required Capital, the Escrow Agent shall promptly notify the Dealer Manager and the Partnership in writing via mail, email or facsimile of such nonpayment, and is authorized to debit the Escrow Account, the Pennsylvania/Nebraska Escrow Account, or the New York Escrow Account, as applicable, in the amount of such returned payment as well as any interest earned on the amount of such payment.

3.   (a)   Subject to the provisions of subparagraphs 3(b)-3(f) below:

(i)   once collected funds in the Escrow Account are an amount equal to or greater than the Required Capital, the Escrow Agent shall promptly notify the Partnership and, upon receiving written instruction from the Partnership, (A) disburse to the Partnership, by check, ACH or wire transfer, the funds in the Escrow Account representing the gross purchase price for the Units, and (B) disburse to the Subscribers or the Partnership, as applicable, any interest thereon pursuant to the provisions of subparagraph 3(f). For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent that have cleared normal banking channels and are in the form of cash or a cash equivalent. After such time the Escrow Account shall remain open and the Partnership shall continue to cause subscriptions for the Units that are not to be deposited in the Pennsylvania/Nebraska Escrow Account or the New York Escrow Account to be deposited therein until the Partnership informs the Escrow Agent in writing to close the Escrow Account, and thereafter any subscription documents and instruments of payment received by the Escrow Agent from Subscribers other than Pennsylvania Subscribers and Nebraska Subscribers shall be forwarded directly to the Partnership.

(ii)   regardless of any closing of the Escrow Account, the Partnership and the Dealer Manager shall continue to forward instruments of payment and Subscription Materials received from Pennsylvania Subscribers for deposit into the Pennsylvania/Nebraska Escrow Account to the Escrow Agent until such time as the Partnership notifies the Escrow Agent in writing that total subscription proceeds (including the amount then in the Pennsylvania/Nebraska Escrow Account) equal or exceed the Pennsylvania/Nebraska Required Capital. Upon receipt of a written notice from the Partnership that total subscription proceeds (including the amount then in the Pennsylvania/Nebraska Escrow Account) equaling or exceeding the Pennsylvania/Nebraska Required Capital have been received in collected funds, the Escrow Agent shall promptly notify the Partnership and provide to the Director of Banking and Finance of the State of Nebraska an affidavit which states that all of the conditions of this Agreement relating to the Pennsylvania/Nebraska Escrow Account have been met (the "Escrow Agent Affidavit"). Upon receipt of such notice, the Partnership shall provide the Director of Banking and Finance of the State of Nebraska an affidavit which states that there have been no material omissions or changes in the financial condition of the Partnership or other changes of circumstance, that would render the Pennsylvania/Nebraska Required Capital inadequate to finance the Partnership's proposed plan of operations or business, or render the representations in the Partnership's registration statement, as amended through such time, fraudulent, false or misleading (the "Partnership Affidavit"). Five days after the Escrow Agent Affidavit and the Partnership Affidavit have been provided to the Director of Banking and Finance of the State of Nebraska, the Escrow Agent shall (A) disburse to the Partnership, by check, ACH or wire transfer, the funds then in the Pennsylvania/Nebraska Escrow Account representing the gross purchase price for the Units, and (B) disburse to the Pennsylvania Subscribers, the Nebraska Subscribers or the Partnership, as applicable, any interest thereon pursuant to the provisions of subparagraph 3(f). Following such disbursements, the Escrow Agent shall close the Pennsylvania/Nebraska Escrow Account, and thereafter any Subscription Materials and instruments of payment received by the Escrow Agent from Pennsylvania Subscribers and Nebraska Subscribers shall be deposited directly to the Escrow Account (or to the Partnership, if it has closed the Escrow Account, as instructed in writing by the Partnership).

(iii)   regardless of any closing of the Escrow Account, the Partnership and the Dealer Manager shall continue to forward instruments of payment and Subscription Materials received from New York Subscribers for deposit into the New York Escrow Account to the Escrow Agent until such time as the Partnership notifies the Escrow Agent in writing that total subscription proceeds (including the amount then in the New York Escrow Account) equal or exceed the New York Required Capital. Upon receipt of a written notice from the Partnership that total subscription proceeds (including the amount then in the New York Escrow Account) equaling or exceeding the New York Required Capital have been received in collected funds, the Escrow Agent shall (A) disburse to the Partnership, by check, ACH or wire transfer, the funds then in the New York Escrow Account representing the gross purchase price for the Units, and (B) disburse to the New York Subscribers or the Partnership, as applicable, any interest thereon pursuant to the provisions of subparagraph 3(f). Following such disbursements, the Escrow Agent shall close the New York Escrow Account, and thereafter any Subscription Materials and instruments of payment received by the Escrow Agent from New York Subscribers shall be deposited directly to the Escrow Account (or to the Partnership, if it has closed the Escrow Account, as instructed in writing by the Partnership).

(b)   At the close of business on February 19, 2004 (the "Expiration Date"), the Escrow Agent shall promptly notify the Partnership if it is not in receipt of evidence of Subscription Materials accepted on or before the Expiration Date, and instruments of payment dated not later than that the Expiration Date, for the purchase of Units providing for total purchase proceeds that equal or exceed the Required Capital (from all sources but exclusive of any funds received from subscriptions for Units from entities which the Partnership has notified the Escrow Agent are affiliated with the Partnership). In the event the Escrow Agent is not in possession of an executed IRS Form W-9 from any Subscriber, the Partnership shall provide the Escrow Agent an executed IRS Form W-9 from such Subscriber within ten (10) calendar days after such notice. On the tenth (10th) day following the receipt of such notice, the Escrow Agent shall promptly return directly to each Subscriber the collected funds deposited in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, and the New York Escrow Account on behalf of such Subscriber (unless earlier disbursed in accordance with paragraph 3(c)), or shall return the instruments of payment

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delivered, but not yet processed for collection prior to such time, together with interest in the amounts calculated pursuant to paragraph 7 for each Subscriber at the address provided by the Dealer Manager or the Partnership. In the event an executed IRS Form W-9 is not received for each Subscriber within ten (10) calendar days, the Escrow Agent shall thereupon remit an amount to the Subscribers in accordance with the provisions hereof, withholding thirty percent (30%) of any interest income on subscription proceeds (determined in accordance with paragraph 7) attributable to those Subscribers for whom the Escrow Agent does not possess an executed IRS Form W-9. However, the Escrow Agent shall not be required to remit any payments until funds represented by such payments have been collected.

(c)   Notwithstanding subparagraphs 3(a) and 3(b) above, if the Escrow Agent is not in receipt of evidence of subscriptions accepted on or before the close of business on such date that is 120 days after commencement of the Offering (the Partnership will notify the Escrow Agent of the commencement date of the Offering) (the "Initial Escrow Period"), and instruments of payment dated not later than that date, for the purchase of Units providing for total purchase proceeds from all nonaffiliated sources that equal or exceed the Pennsylvania/Nebraska Required Capital, the Escrow Agent shall promptly notify the Partnership. Thereafter, the Partnership shall send to each Pennsylvania Subscriber and each Nebraska Subscriber by certified mail within ten (10) calendar days after the end of the Initial Escrow period a notification in the form of Exhibit A. If, pursuant to such notification, a Pennsylvania Subscriber or a Nebraska Subscriber requests the return of his or her subscription funds within ten (10) calendar days after receipt of the notification (the "Request Period") and the Escrow Agent is not in possession of an executed IRS form W-9, the Partnership shall provide the Escrow Agent with an executed IRS Form W-9 from each such Pennsylvania Subscriber or Nebraska Subscriber, as the case may be, within ten (10) calendar days after receiving notice from such Pennsylvania Subscriber or Nebraska Subscriber. The Escrow Agent shall promptly refund directly to each Pennsylvania Subscriber or Nebraska Subscriber, as the case may be, the collected funds deposited in the Pennsylvania/Nebraska Escrow Account on behalf of such Pennsylvania Subscriber or Nebraska Subscriber, or shall return the instruments of payment delivered, but not yet processed for collection prior to such time, to the address provided by the Dealer Manager or the Partnership, together with interest income in the amounts calculated pursuant to paragraph 7. If an executed IRS Form W-9 is not received for such Pennsylvania Subscriber or Nebraska Subscriber within ten (10) calendar days, the Escrow Agent shall thereupon remit an amount to such Pennsylvania Subscriber or Nebraska Subscriber, as the case may be, in accordance with the provisions hereof, withholding thirty percent (30%) of any interest income earned on subscription proceeds (determined in accordance with paragraph 7) attributable to such Pennsylvania Subscriber or Nebraska Subscriber for whom the Escrow Agent does not possess an executed IRS Form W-9. However, the Escrow Agent shall not be required to remit such payments until funds represented by such payments have been collected by the Escrow Agent.

(d)   The subscription funds of Pennsylvania Subscribers and Nebraska Subscribers who do not request the return of their subscription funds within the Request Period shall remain in the Pennsylvania/Nebraska Escrow Account for successive 120-day escrow periods (a "Successive Escrow Period"), each commencing automatically upon the termination of the prior Successive Escrow Period, and the Partnership and Escrow Agent shall follow the notification and payment procedure set forth in subparagraph 3(c) above with respect to the Initial Escrow Period for each Successive Escrow Period until the occurrence of the earliest of (i) the Expiration Date, (ii) the receipt and acceptance by the Partnership of subscriptions for the purchase of Units with total purchase proceeds that equal or exceed the Pennsylvania/Nebraska Required Capital and the disbursement of the Pennsylvania/Nebraska Escrow Account on the terms specified herein, or (iii) all funds held in the Pennsylvania/Nebraska Escrow Account having been returned to the Pennsylvania Subscribers and Nebraska Subscribers in accordance with the provisions hereof.

(e)   If the Partnership rejects any subscription for which the Escrow Agent has collected funds, the Escrow Agent shall, upon the written request of the Partnership, promptly issue a refund to the rejected Subscriber. If the Partnership rejects any subscription for which the Escrow Agent has not yet collected funds but has submitted the Subscriber's check for collection, the Escrow Agent shall promptly return the funds in the amount of the Subscriber's check to the rejected Subscriber after such funds have been collected. If the Escrow Agent has not yet submitted a rejected Subscriber's check for collection, the Escrow Agent shall promptly remit the Subscriber's check directly to the Subscriber.

(f)   At any time after funds are disbursed upon the Partnership's acceptance of subscriptions pursuant to subparagraph 3(a) above on the tenth (10th) day following the date of such acceptance, the Escrow Agent shall promptly provide directly to each Subscriber the amount of the interest payable to the Subscribers; provided that the Escrow Agent is in possession of such Subscriber's executed IRS Form W-9. In the event the Escrow Agent is not in possession of an executed IRS Form W-9 from any Subscriber, the Partnership shall provide the Escrow Agent with an executed IRS Form W-9 from such Subscriber within ten (10) calendar days after acceptance of such subscription. In the event an executed IRS Form W-9 is not received for each Subscriber within such period, the Escrow Agent shall remit an amount to the Subscribers in accordance with the provisions hereof, withholding thirty percent (30%) of any interest income on subscription proceeds (determined in accordance with paragraph 7) attributable to those Subscribers for whom the Escrow Agent does not possess an executed IRS Form W-9. However, the Escrow Agent shall not be required to remit any payments until funds represented by such payments have been collected by the Escrow Agent. The forgoing notwithstanding, interest, if any, earned on accepted subscription proceeds will be payable to a Subscriber only if the Subscriber's funds have been held in escrow by the Escrow Agent for at least 35 days; interest, if any, earned on accepted subscription proceeds of Subscribers' funds held less than 35 days will be payable to the Partnership.

In the event that instruments of payment are returned for nonpayment, the Escrow Agent is authorized to debit the Escrow Account, the Pennsylvania/Nebraska Escrow Account, or the New York Escrow Account, as applicable, in accordance with paragraph 2 hereof.

4.   The Escrow Agent shall report to the Partnership weekly on the account balances in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, and the New York Escrow Account and the activity in each account since the last report.

5.   Prior to the disbursement of funds deposited in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, or the New York Escrow Account in accordance with the provisions of paragraph 3 hereof, the Escrow Agent shall invest all of the funds deposited as well as earnings and interest derived therefrom in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, and the New York Escrow Account, as applicable, in the "Short-Term Investments" specified below, unless the costs to the Partnership for the making of such investment are reasonably expected to exceed the anticipated interest earnings from such investment in which case the funds and interest thereon shall remain in the respective escrow account until the balance in the respective escrow account reaches the minimum amount necessary for the anticipated interest earnings from such investment to exceed the costs to the Partnership for the making of such investment, as determined by the Partnership based upon applicable interest rates.

"Short-Term Investments" include obligations of, or obligations guaranteed by, the United States government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) which mature on or before the Expiration Date, unless such instrument cannot be readily sold or otherwise disposed of for cash by the Expiration Date without any dissipation of the offering proceeds invested. Without limiting the generality of the foregoing, Exhibit B hereto sets forth specific Short-Term Investments which shall be deemed permissible investments hereunder.

The following securities are not permissible investments:

        (a)   money market mutual funds;
        (b)   corporate equity or debt securities;
        (c)   repurchase agreements;
        (d)   bankers' acceptances;
        (e)   commercial paper; and
        (f)   municipal securities.

It is hereby expressly agreed and stipulated by the parties hereto that the Escrow Agent shall not be required to exercise any discretion hereunder and shall have no investment or management responsibility and, accordingly, shall have no duty to, or liability for its failure to, provide investment recommendations or investment advice to the parties hereto. It is the intention of the parties hereto that the Escrow Agent shall never be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights and powers hereunder.

6.   The Escrow Agent is entitled to rely upon written instructions received from the Partnership, unless the Escrow Agent has actual knowledge that such instructions are not valid or genuine; provided that, if in the Escrow Agent's opinion, any instructions from the Partnership are unclear, the Escrow Agent may request clarification from the Partnership prior to taking any action, and if such instructions continue to be unclear, the Escrow Agent may rely upon written instructions from the Partnership's legal counsel in distributing or continuing to hold any funds. However, the Escrow Agent shall not be required to disburse any funds attributable to instruments of payment that have not been processed for collection, until such funds are collected and then shall disburse such funds in compliance with the disbursement instructions from the Partnership.

7.   If the Offering terminates prior to receipt of the Required Capital or one or more Pennsylvania Subscribers or Nebraska Subscribers elects to have his or her subscription returned in accordance with paragraph 3, interest income earned on subscription proceeds deposited in the Escrow Account (the "Escrow Income"), the Pennsylvania/Nebraska Escrow Account (the "Pennsylvania/Nebraska Escrow Income"), and the New York Escrow Account (the "New York Escrow Income") shall be remitted to Subscribers, or to the Partnership if the applicable Subscriber's funds have been held in escrow by the Escrow Agent for less than 35 days, in accordance with paragraph 3 and without any deductions for escrow expenses. For each Subscriber who has invested funds that have been held in escrow by the Escrow Agent for at least 35 days, such Subscriber's pro rata portion of Escrow Income, Pennsylvania/Nebraska Escrow Income, or New York Escrow Income, as applicable, shall be determined as follows: the total amount of Escrow Income (or Pennsylvania/Nebraska Escrow Income or New York Escrow Income, as appropriate) minus interest earned on accepted subscription proceeds held by the Escrow Agent for less than 35 days shall be multiplied by a fraction, (i) the numerator of which is determined by multiplying the number of Units purchased by said Subscriber times the number of days said Subscriber's proceeds are held in the Escrow Account, the Pennsylvania/Nebraska Escrow Account, or the New York Escrow Account, as applicable, prior to the date of disbursement, and (ii) the denominator of which is the total of the numerators for all Subscribers in such account who have invested funds that have been held in escrow by the Escrow Agent for at least 35 days. The Partnership shall reimburse the Escrow Agent for all escrow expenses. The Escrow Agent shall remit all such Escrow Income, Pennsylvania/Nebraska Escrow Income, and New York Escrow Income in accordance with paragraph 3. If the Partnership chooses to leave the Escrow Account open after receiving the Required Capital, then it shall make regular acceptances of subscriptions therein, but no less frequently than monthly, and the Escrow Income from the last such acceptance shall be calculated and remitted to the Subscribers or the Partnership, as applicable, pursuant to the provisions of paragraph 3(f).

8.   The Escrow Agent shall receive compensation from the Partnership as set forth in Exhibit C attached hereto.

9.   In performing any of its duties hereunder, the Escrow Agent shall not incur any liability to anyone for any damages, losses, or expenses, except for willful misconduct, breach of trust, or gross negligence. Accordingly, the Escrow Agent shall not incur any such liability with respect to any action taken or omitted (a) in good faith upon advice of the Escrow Agent's counsel given with respect to any questions relating to the Escrow Agent duties and responsibilities under this Agreement, or (b) in reliance upon any instrument, including any written instrument or instruction provided for in this Agreement, not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform to the provisions of this Agreement.

10.   The Partnership hereby agrees to indemnify and hold the Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable attorneys' fees and disbursements, that may be imposed on or incurred by the Escrow Agent in connection with acceptance of appointment as the Escrow Agent hereunder, or the performance of the duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof, except where such losses, claims, damages, liabilities, and expenses result from willful misconduct, breach of trust, or gross negligence.

11.   In the event of a dispute between the parties hereto sufficient in the Escrow Agent's discretion to justify doing so, the Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hands under this Agreement, together with such legal pleadings as deemed appropriate, and thereupon be discharged from all further duties and liabilities under this Agreement. In the event of any uncertainty as to the duties hereunder, the Escrow Agent may refuse to act under the provisions of this Agreement pending order of a court of competent jurisdiction and shall have no liability to the Partnership or to any other person as a result of such action. Any such legal action may be brought in such court as the Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive the Escrow Agent of its compensation earned prior to such filing.

12.   All communications and notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by messenger or by overnight delivery service or when received via telecopy or other electronic transmission, in all cases addressed to the person for whom it is intended at such person's address set forth below or to such other address as a party shall have designated by notice in writing to the other party in the manner provided by this paragraph:

      (a)   if to the Partnership:

      Behringer Harvard Mid-Term Value Enhancement Fund I LP
      1323 North Stemmons Freeway, Suite 211
      Dallas, Texas 75207
      Fax: (214) 655-1610
      Attention: Robert M. Behringer, General Partner

(b)   if to the Dealer Manager:

Behringer Securities LP
1323 North Stemmons Freeway, Suite 202
Dallas, Texas 75207
Fax: (214) 655-6801
Attention: Chief Operating Officer of Harvard Property Trust, LLC, General Partner

(c)   if to the Escrow Agent:

Wells Fargo Bank Iowa, National Association
666 Walnut
N8200-034
Corporate Trust Services, PFG
Des Moines, IA 50309
Fax: (515) 245-3337
Attention: M.J. Dolan

Each party hereto may, from time to time, change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other parties.

13.   This Agreement shall be governed by the laws of the State of Texas as to both interpretation and performance without regard to the conflict of laws rules thereof.

14.   The provisions of this Agreement shall be binding upon the legal representatives, successors, and assigns of the parties hereto.

15.   The Partnership and the Dealer Manager hereby acknowledge that Wells Fargo Bank Iowa, National Association is serving as Escrow Agent only for the limited purposes herein set forth, and hereby agree that they will not represent or imply that, by serving as Escrow Agent hereunder or otherwise, have investigated the desirability or advisability of investment in the Partnership or have approved, endorsed, or passed upon the merits of the Units or the Partnership, nor shall they use the name of the Escrow Agent in any manner whatsoever in connection with the offer or sale of the Units other than by acknowledgment that is has agreed to serve as Escrow Agent for the limited purposes herein set forth.

16.   This Agreement and any amendment hereto may be executed by the parties hereto in one or more counterparts, each of which shall be deemed to be an original.

17.   Except as otherwise required for subscription funds received from Pennsylvania Subscribers, Nebraska Subscribers and New York Subscribers as provided herein, in the event that the Escrow Agent receive instruments of payment after the Required Capital has been received and the proceeds of the Escrow Account have been distributed to the Partnership, the Escrow Agent is hereby authorized to deposit such instruments of payment within one (1) business day to any deposit account as directed by the Partnership. The application of said funds into a deposit account or to forward such funds directly to the Partnership, in either case directed by the Partnership, shall be a full acquittance to the Escrow Agent, who shall not be responsible for the application of said funds thereafter.

18.   The Escrow Agent shall be bound only by the terms of this Escrow Agreement and shall not be bound by or incur any liability with respect to any other agreements or understanding between any other parties, whether or not the Escrow Agent has knowledge of any such agreements or understandings.

19.   Indemnification provisions set forth herein shall survive the termination of this Agreement.

20.   In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

21.   Unless otherwise provided in this Agreement, final termination of this Escrow Agreement shall occur on the date that all funds held in the Escrow Account, the Pennsylvania/Nebraska Escrow Account and the New York Escrow Account are distributed either (a) to the Partnership or to Subscribers and the Partnership has informed the Escrow Agent in writing to close the Escrow Account, the Pennsylvania/Nebraska Escrow Account and the New York Escrow Account pursuant to paragraph 3 hereof or (b) to a successor escrow agent upon written instructions from the Partnership.

22.   The Escrow Agent has no responsibility for accepting, rejecting, or approving subscriptions. The Escrow Agent shall complete an OFAC search, in compliance with its policy and procedures, of each subscription check prior to depositing the check in the Escrow Account, the Pennsylvania/Nebraska Escrow Account or the New York Escrow Account and shall inform the Partnership if a subscription check fails the OFAC search. The Dealer Manager shall provide a copy of each subscription check in order that the Escrow Agent may perform such OFAC search.

23.   This Agreement shall not be modified, revoked, released, or terminated unless reduced to writing and signed by all parties hereto, subject to the following paragraph.

If, at any time, any attempt is made to modify this Agreement in a manner that would increase the duties and responsibilities of the Escrow Agent or to modify this Agreement in any manner which the Escrow Agent shall deem undesirable, or at any other time, the Escrow Agent may resign by providing written notice to the Partnership and until (a) the acceptance by a successor escrow agent as shall be appointed by the Partnership; or (b) thirty (30) days after such written notice has been given, whichever occurs sooner, the Escrow Agent's only remaining obligation shall be to perform its duties hereunder in accordance with the terms of the Agreement.

24.   The Escrow Agent may resign at any time from its obligations under this Escrow Agreement by providing written notice to the Partnership. Such resignation shall be effective on the date specified in such notice, which shall be not less than thirty (30) days after such written notice has been given. The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent.

25.   The Escrow Agent may be removed for cause by the Partnership by written notice to the Escrow Agent effective on the date specified in such written notice. The removal of the Escrow Agent shall not deprive the Escrow Agent of its compensation earned prior to such removal.

[Signature page follows]

Agreed to as of the 12th day of February, 2003.

<p style="text-align:center">BEHRINGER HARVARD MID-TERM VALUE
ENHANCEMENT FUND I LP</p>

By: /s/ Robert M. Behringer
      Robert M. Behringer, General Partner

BEHRINGER SECURITIES LP

By: Harvard Property Trust, LLC
     Its General Partner

By: /s/ Gerald J. Reihsen, III
      Gerald J. Reihsen, III
      Chief Operating Officer

The terms and conditions contained above are hereby accepted and agreed to by:

WELLS FARGO BANK IOWA, NATIONAL ASSOCIATION, as Escrow Agent

By: /s/ M.J. Dolan
Name: M. J. Dolan
Title: Vice President

EXHIBIT A

[Form of Notice to Pennsylvania Subscribers and Nebraska Subscribers]

You have tendered a subscription to purchase units of limited partnership interest of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership"). Your subscription is currently being held in escrow. The guidelines of the Pennsylvania Securities Commission do not permit the Partnership to accept subscriptions from Pennsylvania residents until an aggregate of $22,000,000 of gross offering proceeds have been received by the Partnership. The Pennsylvania guidelines provide that until this minimum amount of offering proceeds is received by the Partnership, every 120 days during the offering period Pennsylvania Subscribers may request that their subscription be returned. The Nebraska Securities Commission has imposed similar requirements on the Partnership with respect to subscriptions from Nebraska residents.

If you wish to continue your subscription in escrow until the Pennsylvania/Nebraska minimum subscription amount is received, nothing further is required.

If you wish to terminate your subscription for the Partnership's units of limited partnership interest and have your subscription returned please so indicate below, sign, date, and return to the Escrow Agent, Wells Fargo Bank Iowa, National Association, at 666 Walnut N8200-034, Corporate Trust Services, PFG, Des Moines, Iowa 50309.

I hereby terminate my prior subscription to purchase units of limited partnership interest of Behringer Harvard Mid-Term Value Enhancement Fund I LP and request the return of my subscription funds. I certify to Behringer Harvard Mid-Term Value Enhancement Fund I LP that I am a resident of either Pennsylvania or Nebraska.

Signature: _____

Name: _____
(please print)

Date: _____

Please send the subscription refund to:

_____
_____
_____

EXHIBIT B

PERMISSIBLE ESCROW INVESTMENTS

(i)   obligations issued or guaranteed by the United States or by any person controlled or supervised by or acting as an instrumentality of the United States pursuant to authority granted by Congress, or an investment fund consisting of such obligations;

(ii)   obligations issued or guaranteed by any state or political subdivision thereof rated either: AA or higher or MIG 1 or higher, by Moody's Investors Service, Inc.; or AA or higher or an equivalent, by Standard & Poor's Corporation, both of New York, New York, or their successors;

(iii)   commercial or finance paper which is rated either: Prime-1 or higher, or an equivalent by Moody's Investors Service, Inc.; or A-1 or higher or any equivalent by Standard & Poor's Corporation, both of New York, New York, or their successors; or

(iv)   certificates of deposit or time deposits of banks or trust companies, organized under the laws of the United States or any state.

EXHIBIT C

ESCROW AGENT COMPENSATION

Assumptions
- *Receipt by Wells Fargo of the* electronic transmission of subscriber data in a format compatible with Wells Fargo systems
- WF does not handle subscription documents or checks
- WF receives funds via deposit by issuer or its agent in the escrow account or ACH/wires representing subscription funds
- Transfer agent sends WF copy of OFAC check
- Investment of Funds
- Monthly reporting

Acceptance Fee: $1,000.00

For initial services including examination of the Escrow Agent Agreement and all supporting documents as well as database development. This is a one-time fee payable upon the execution of the Escrow Agent Agreement.

Annual Administration Fee: $3,000.00

This annual administration fee covers standard services required under the documents. Also includes periodic disbursements to company. An additional charge of $500 per subaccount will be billed for accounts opened in connection with certain state regulations (estimate of 2-3). Transaction charges noted below apply for certain responsibilities including payments to subscribers. This fee is payable upon the execution of the Escrow Agreement and annually thereafter for any 12-month period or portion thereof. This fee shall be reviewed at the end of the first year and may be renegotiated in accordance with new volume estimates.

Transaction Fees:

Wire transfer of funds to investors	$15.00 per item
Check transfer of funds to investors	$15.00 per item
Receipt and posting of incoming wires	No charge
Receipt and posting of incoming check	No charge
Asset transactions (purchases/sales/calls/deposit/withdrawals, etc.)	$25.00 per transaction
1099 INT Tax reporting	$25.00 per form
ACH transfer of funds	No charge
Electronic predetermined reports	No charge
Interest calculations	No charge

Extraordinary Services:

Additional reasonable compensation will be charged for extraordinary services based on the then current standard hourly charge. Extraordinary services include, but are not limited to, attending escrow closings, processing assignments of escrow interest, specialized reports (e.g., tax reporting other than 1099s), unusual certifications, reviewing and accepting modifications or amendments to the escrow agreement, and letter of credit draws, etc. You will be informed in advance of Wells Fargo's performance of services that are considered extraordinary.

Any overdrafts caused by failed or incomplete wires of funds or failed or incomplete securities deliveries will be reimbursable to Wells Fargo Bank at prime plus two percent (2%).

All out-of-pocket expenses incurred in the administration of the account, including, but not limited to, postage, telephone charges, insurance, photocopies, supplies, and legal fees with the exception of legal fees incurred at the inception of the account, will be billed to the customer at cost.

Billings over 30 days past due are subject to a 1.5% per month late payment penalty of the balance due.

EXHIBIT 23.4

Independent Certified Public Accountants,

dated May 14, 2003

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 of our report dated January 15, 2003, relating to the financial statements of Behringer Harvard REIT I, Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas
May 14, 2003